

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

(Amendment No. 1)
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

HURON COMMUNITY FINANCIAL SERVICES, INC.

(Exact name of issuer as specified in its charter)

Michigan
(State or other jurisdiction of incorporation or organization)

Huron Community Financial Services, Inc.
301 Newman Street
East Tawas, Michigan 48730
Tel. 989.362.6700

(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

Robert M. Beneson
301 Newman Street
East Tawas, Michigan 48730
Tel. 989.362.6700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6022	38-2828519
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I —NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;
(b) the issuer's officers;

Name and Residence Address	Business Address	Company/Bank Position
Robert M. Beneson 4500 Hillcrest Avenue Oscoda, MI 49750	Huron Community Bank 301 Newman St. East Tawas, MI	President, CEO Director
Wayne Bigelow 2118 East Huron Road Au Gres, MI 48703	Marine Transport 2115 E Huron Rd Au Gres, MI	Director, Treasurer/ Director
David H. Cook 4385 M-72 Harrisville, MI 48740	David H. Cook, P.C. P.O. Box 585 Harrisville, MI	Director/ Director
Matthew W. Buresh 4507 Gowen Rd. East Tawas, MI 48730	Buresh Funeral Home 416 Whittemore St. Tawas City, MI	Director/ Director
Thomas B. Huck 1395 Laidlaw Tawas City, MI 48763	Thomas B. Huck, P.C. 314 Newman Street East Tawas, MI	Director, VP/Director
Monty L. Kruttlin 100 Williams Dr. Harrisville, MI 48740	Alcona Tool and Machine, Inc. P.O. Box 340 3040 Carbide Drive Lincoln, MI	Director/ Secretary/ Director
Alan J. Stephenson 2051 East Huron East Tawas, MI 48730	Stephenson, Gracik & Co., PC 325 Newman Street P.O Box 592 East Tawas, MI	Chairman/ Chairman
John A. Emmendorfer 1056 Park Dr. East Tawas, MI	Huron Community Bank 301 Newman St. East Tawas, MI	Senior VP/ Senior Loan Officer
David McMahon 907 W. Lake Street	Huron Community Bank 301 Newman St.	Senior VP/ Operations Officer

Name and Residence Address	Business Address	Company/Bank Position
Unit 9 Tawas City, MI	East Tawas ,MI	

~~See the section captioned "MANAGEMENT – Directors and Officers" contained in the Offering Circular provided as Part II to this Offering Statement. The business addresses for each respective director are as follows:~~

~~Marine Transport~~
~~2115 E Huron Rd~~
~~Au Gres, Michigan~~
~~Buresh Funeral Home~~
~~416 Whittemore Street~~
~~Tawas City, MI~~
~~Thomas B. Huck, P.C.~~
~~314 Newman Street~~
~~East Tawas, Michigan~~
~~•David H. Cook, P.C.~~
~~P.O. Box 585~~
~~Harrisville, Michigan~~
~~•Alcona Tool and Machine, Inc.~~
~~P.O. Box 340~~
~~3040 Carbide Drive~~
~~Lincoln, Michigan~~
~~•Stephenson, Gracik & Co., PC~~
~~325 Newman Street~~
~~P.O Box 592~~
~~East Tawas, Michigan~~

~~(b) the issuer's officers;~~

~~See the section captioned "MANAGEMENT – Directors and Officers" contained in the Offering Circular provided as Part II to this Offering Statement. The business address for all officers of the issuer is 301 Newman Street, East Tawas, Michigan 48730~~

(c) the issuer's general partners;

Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

- John R. Burt Trust
  260 Mill Street
  Oscoda, Michigan
- Huron Community Bank Savings and Retirement Plan
  301 Newman Street
  East Tawas, Michigan
- Robert M. Beneson*
- Alan J. Stephenson*

* See response to paragraph (a) of this Item 1 for residential and business address information.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Not applicable

(f) promoters of the issuer;

Not applicable

(g) affiliates of the issuer;

Huron Community Bank
301 Newman Street
East Tawas, Michigan 48730

(h) counsel to the issuer with respect to the proposed offering;

Shumaker, Loop & Kendrick, LLP
1000 Jackson Street
Toledo, Ohio 43604-5573
Attention: David J. Mack, Esq.
Tel. 419.321.1396
Fax. 419.241.6894
E-mail. dmack@slk-law.com

(i) each underwriter with respect to the proposed offering;

Not applicable

(j) the underwriter's directors;

Not applicable

(k) the underwriter's officers;

Not applicable

(l) the underwriter's general partners; and

Not applicable

(m) counsel to the underwriter.

Not applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

To the best of the issuer's knowledge, no person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

The description is not applicable to the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not applicable

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Securities will be offered to existing shareholders residing in the States of Michigan, Florida and Oregon pursuant to the Huron Community Financial Services, Inc. Automatic Dividend Reinvestment Plan. Securities will be offered in these states pursuant to exemptions from state registration requirements. With respect to Oregon, the issuer will rely upon an exemption for transactions involving fewer than 10 purchasers within the state during any 12 consecutive month period. With respect to Michigan and Florida, the issuer will rely upon exemptions for offers and sales to existing shareholders.

Securities will also be offered from time to time on a best efforts basis by officers and directors of the issuer to select offerees. Such securities will be offered primarily to Michigan residents and registered under Michigan securities laws. Securities may be sold in other states, but only if the issuer is contacted by an interested investor, and the shares are either registered under the applicable state law or sold pursuant to an exemption from such registration requirements.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;
(2) the title and amount of securities issued;
(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;
(4) the names and identities of the persons to whom the securities were issued.

Huron Community Financial Services, Inc. issued unregistered securities during the one year period prior to filing this Form 1-A as follows:

- 3,995 common shares were issued for the aggregate offering price of $190,856.50 to employees of the issuer and its affiliates pursuant to the Huron Community Bank Savings & Retirement Plan, a qualifying 401(k) retirement plan. It is the current policy of the Company's board of directors to engage an independent financial advisor experienced in the financial analysis and valuation of financial institutions to conduct a per share valuation of the Company as of the last day of each fiscal year. The purchase price for shares issued over the last year pursuant to this plan was based upon the valuation of Company's common stock as of December 31, 2007 and December 31, 2008 ($54.50 and $46.00, respectively).

- 4,500 common shares for the aggregate offering price of $118,485 pursuant to the Huron Community Financial Services, Inc. 2005 Nonemployee Director Stock Option Plan. The purchase price for shares issued over the last year pursuant to this plan was based upon the exercise price fixed on the date of grant and pegged to the valuation of the Company's common stock as of the end of fiscal year immediately preceding the date of grant. The acquirers of these common shares are identified below:

  Mr. Robert W. Elliott, Jr.
  Mr. Thomas B. Huck
  Mr. Howard C. Look
  Mr. Alan J. Stephenson
  Mr. Wayne D. Bigelow

- 7,390 common shares for the aggregate offering price of $216,910.50 pursuant to the Huron Community Financial Services, Inc. 2005 Employee Stock Option Plan. The purchase price for shares issued over the last year pursuant to this plan was based upon the exercise price fixed on the date of grant and pegged to the valuation of the Company's common stock as of the end of fiscal year immediately preceding the date of grant. The acquirers of these common shares are identified below:

  Mr. Robert M. Beneson
  Mr. Peter Mancini
  Ms. Diane Roti
  Ms. Jennifer Thomsen
  Ms. Janie Williamson

- 17,203 common shares were issued for the aggregate offering price of $818,286.00 to existing shareholders of the issuer pursuant to the Huron Community Financial Services, Inc. Automatic Dividend Reinvestment Plan. The purchase price for shares issued over the last year pursuant to this plan was based upon the valuation of Company's common stock as of December 31, 2007 and December 31, 2008 ($54.50 and $46.00, respectively).

- 10,422 common shares for the aggregate offering price of $494,524.00. The purchase price for shares issued over the last year pursuant to this plan was based upon the valuation of Company's common stock as of December 31, 2007 and December 31, 2008 ($54.50 and $46.00, respectively). The acquirers of these common shares are identified below:

Mr. Joseph Wainwright	Mr. Louis Perrot
The Howard Look Trust	R Zimmerman
Mr. Bryan Bigelow	The Richard Harris IRA
The Sherry Werda IRA	The Neal Miller IRA
Mr. Robert Beesley	The J. Orefice IRA
The William Topski Trust	The B Orefice IRA
P. Ruster	The J James IRA
M Oreilly	Mr. Cliff Miller

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

All shares issued pursuant to the following plans over the last year qualify for exemption from registration under the Securities Act pursuant to the safe harbor for compensatory arrangements maintained by privately held employers provided by Commission Rule 701:

- The Huron Community Financial Services, Inc. 2005 Nonemployee Director Stock Option Plan;
- The Huron Community Financial Services, Inc. 2005 Employee Stock Option Plan;
- The Huron Community Bank Savings & Retirement Plan (401(k) plan)

All shares sold pursuant to the foregoing plans were issued under a written compensatory benefit plan established by the issuer for the participation of its officers, employees and directors.

All shares issued pursuant to the Huron Community Financial Services, Inc. Automatic Dividend Reinvestment Plan qualify for exemption from registration under the Securities Act pursuant to Rule 504 under Commission Regulation D. Aggregate sales of securities under this plan did not exceed $1 million dollars during the one year preceding the filing of the Form 1-A

All shares issued other than pursuant to any of the foregoing plans qualify for exemption from registration under the Securities Act pursuant to Rule 506 under Commission Regulation D. All such sales were made only to investors who met the definition of "accredited investor" under SEC Rule 501.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is currently offering securities pursuant to the following plans, each of which qualifies for exemption from registration pursuant to the safe harbor for compensatory arrangements maintained by privately held employers under SEC Rule 701:

- The Huron Community Bank Amended and Rested Deferred Compensation Plan for Outside Directors. This plan permits participating outside directors to defer the receipt of their director fees, which are credited to each participant's respective account under the plan. Deferred fees draw interest in accordance with the terms of the plan depending on the respective election made by each director, and all such deferred fees continue for all purposes to be part of the general funds of the Bank. One option available to participating directors is an interest rate based upon the dividend payout ratio of the Company's common stock, but no common stock is credited to any participant's account or otherwise issued in connection with this plan. A copy of the plan is provided as part of Exhibit 6 to this Offering Statement.

- The Huron Community Financial Services, Inc. 2005 Nonemployee Director Stock Option Plan. This plan provides for the grant of options to outside directors for the purchase shares of the issuer's common stock. A copy of this plan is provided as part of Exhibit 6 to this Offering Statement.

- The Huron Community Financial Services, Inc. 2005 Employee Stock Option Plan. This plan provides for the grant of options to employees of the issuer and its affiliates for the purchase shares of the issuer's common stock. A copy of this plan is provided as part of Exhibit 6 to this Offering Statement.
- The Huron Community Bank Savings & Retirement Plan (401(k) plan). This plan provides all qualifying employees of the issuer and its affiliates with the option to invest in shares of the issuer's common stock as part a qualifying 401(k) defined contribution retirement plan.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

A discussion of certain rights of first refusal contained in Article III of the issuer's Articles of Incorporation are described in the section of the offering circular provided herewith under the section captioned "DESCRIPTION OF CAPITAL STOCK - Limited Transferability of Capital Stock."

(2) To stabilize the market for any of the securities to be offered;

The issuer maintains an informal policy pursuant to which it will occasionally repurchase shares of its common stock from shareholders at the current fair value price as periodically determined by the Company's independent financial advisor. The purpose of this policy is not to stabilize the market with respect to the issuer's common stock, but rather to provide a modicum of liquidity with respect to the issuer's common stock, for which there is no established market and which otherwise trades infrequently.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not applicable.

PART II—OFFERING CIRCULAR

Offering circulars being used in connection with this offering statement are provided herewith. The issuer is using one offering circular for the issuance of common shares pursuant to the Huron Community Financial Services, Inc. Automatic Dividend Reinvestment Plan. A separate offering circular is being used in connection with the offering of common shares from time to time on a best efforts basis by officers and directors of the issuer to select offerees. The principal substantive difference between the offering circulars is the description of the offering contained in the section of the offering circular captioned "THE OFFERING."

HURON COMMUNITY FINANCIAL SERVICES, INC.

HOLDING COMPANY FOR


HURON COMMUNITY BANK

301 Newman Street
East Tawas, Michigan 48730
Phone (989) 362-6700

COMMON STOCK
25,000 SHARES

FOR SALE PURSUANT TO THE HURON COMMUNITY FINANCIAL SERVICES, INC.
AUTOMATIC DIVIDEND REINVESTMENT PLAN

Huron Community Financial Services, Inc. (the "Company") hereby offers for sale up to 25,000 shares of its common stock (the "Common Stock") to residents of the States of Michigan, Florida and Oregon pursuant to the Company's Automatic Dividend Reinvestment Plan].

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The securities offered hereby involve a high degree of risk. See **"Risk Factors"** on page 2 for certain items you should consider prior to making an investment in the Common Stock. This Offering made on a "best efforts - no minimum" basis and has no fixed termination date, but it generally must be finalized within two years of the effective date of the Company's offering statement filed with the Securities and Exchange Commission. No proceeds raised pursuant to this offering will be held in escrow or in trust pending the termination of the Offering.

	Offering Price(1)	**Underwriting Discounts and Commissions**(2)	**Proceeds To Company**(3)
Per Share	$46.00	$0	$46.00
Total	$1,150,000	$0	$1,150,000

(1) The offering price per share above shown (the "Price Per Share") was determined by the Company in its discretion and is based in part on a valuation of the Common Stock as of December 31, 2008.

(2) No commissions will be payable because the Company will offer and sell the shares of Common Stock directly to investors through certain of its officers, who will not receive any additional compensation for such services See "The Offering" and "Risk Factors."

(3) Amounts constitute anticipated proceeds before deducting expenses payable by the Company estimated at $25,000.

The Date Of This Offering Circular Is ~~August~~ December •, 2009. The approximate date of the commencement of sales to the public is ~~August~~ December •, 2009.

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE DEPOSIT INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. THERE IS NO ASSURANCE THAT OUR OPERATIONS WILL BE PROFITABLE OR THAT LOSSES WILL NOT OCCUR. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE DEPARTMENT OF LABOR & ECONOMIC GROWTH, MICHIGAN OFFICE OF FINANCIAL & INSURANCE ~~SERVICES~~REGULATION. THE DEPARTMENT HAS NOT UNDERTAKEN TO PASS UPON THE VALUE OF THESE SECURITIES NOR TO MAKE ANY RECOMMENDATIONS AS TO THEIR PURCHASE.

THE USE OF THE PROSPECTUS IS CONDITIONED UPON ITS CONTAINING ALL MATERIAL FACTS AND THAT ALL STATEMENTS CONTAINED THEREIN ARE TRUE AND CAN BE SUBSTANTIATED. THE DEPARTMENT HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

NO BROKER-DEALER, SALESMAN, AGENT OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING HEREBY MADE OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR EFFECTIVE LITERATURE.

THIS IS A BEST EFFORTS OFFERING, AND THE ISSUER HAS THE EXCLUSIVE RIGHT TO SELECT POTENTIAL OFFEREES UNDER THE OFFERING. ONLY THOSE SHAREHOLDERS RESIDING IN THE STATES OF MICHIGAN, FLORIDA AND OREGON ARE PERMITTED TO PARTICIPATE IN THE OFFERING AT THIS TIME. THE ISSUER RESERVES THE RIGHT TO ACCEPT OR REJECT ANY SUBSCRIPTION AND WILL PROMPTLY NOTIFY THE SUBSCRIBER OF ACCEPTANCE OR REJECTION. THERE IS NO ASSURANCE THAT THIS OFFERING WILL BE FULLY SUBSCRIBED, AND THE ISSUER HAS NO INTENTION OF RETURNING ANY FUNDS RELATED TO ACCEPTED SUBSCRIPTIONS. THE ISSUER ALSO RESERVES THE RIGHT TO WITHDRAW OR CANCEL THE OFFERING AT ANY TIME WITHOUT NOTICE.

THE OFFERING PRICE HAS BEEN ARBITRARILY SELECTED BY THIS ISSUER. ~~, AND~~ THERE IS NO ESTABLISHED SECONDARY TRADING MARKET FOR THESE SECURITIES, AND LITTLE LIKELIHOOD OF SUCH A MARKET DEVELOPING IN THE NEAR FUTURE. UNLESS A MARKET IS ESTABLISHED, PURCHASERS MIGHT NOT BE ABLE TO SELL THEIR SECURITIES. MOREOVER, ~~NONE OF~~ THE SECURITIES OFFERED HEREBY ARE NOT FREELY TRANSFERABLE BECAUSE SUCH SECURITIES ARE SUBJECT TO CERTAIN RIGHTS OF REFUSAL GRANTED TO THE COMPANY AND THE INCORPORATORS OF THE COMPANY UNDER THE COMPANY'S ARTICLES OF INCORPORATION. A LEGEND INDICATING THIS RESTRICTION ON TRANSFER SHALL BE PLACED ON ALL CERTIFICATES EVIDENCING SUCH SECURITIES. AS A RESULT OF THE FOREGOING, PURCHASERS OF THESE SECURITIES SHOULD INTEND TO HOLD THEIR INVESTMENT FOR AN EXTENDED PERIOD AND BE ABLE TO WITHSTAND THE TOTAL LOSS OF THEIR INVESTMENT.

ANY REPRESENTATIONS CONTRARY TO ANY OF THE FOREGOING SHOULD BE REPORTED TO THE OFFICE OF FINANCIAL AND INSURANCE ~~SERVICES~~ REGULATION AT: 611 WEST OTTAWA STREET, 3RD FLOOR, P.O. BOX 30701, LANSING, MI 48909-8201, OR TELEPHONE (877) 999-6442.

TABLE OF CONTENTS

EXHIBITS

1. Financial Statements
2. Plan Authorization Card
3. Executive Summary to Valuation Report Prepared by Austin Associates, LLC
4. Economic and Demographic Data Supplement

SUMMARY OF THE OFFERING CIRCULAR

The following summarizes certain information contained elsewhere in this Offering Circular. You should read this summary only in conjunction with the complete text of this Offering Circular and its Exhibits.

The Company and the Bank

The Company, a registered financial holding company, conducts all of its business activities through its sole wholly-owned bank subsidiary, Huron Community Bank (the "Bank"). Since 1927, the Bank has been a community bank. It now serves Tawas City, East Tawas, Lincoln, Oscoda, AuGres, and Harrisville, Michigan.

The Offering

Securities Offered	25,000 shares of Common Stock
Offering Price	The Company's Board of Directors, in its absolute discretion, has established the offering price of $46.00 per share, which offering price may not represent the fair market value of the Shares. See "The Offering."
Common Stock Outstanding	568,891 shares before the Offering; 593,891 shares if all offered Shares are sold
Restrictions on Transfer	The Shares will be subject to certain rights of first refusal granted under the Company's Restated Articles of Incorporation to the Company and the incorporators of the Company (the "Incorporators") and will bear legends to that effect. The Restated Articles includes a listing of the Incorporators.
Plan of Distribution	The Shares are being offered on a "best efforts, no minimum" basis to existing shareholders residing in the States of Michigan, Florida and Oregon under the Company's Automatic Dividend Reinvestment Plan (the "Plan"). This offering is being made pursuant to a claim of exemption from registration under the Federal securities laws pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation A thereunder. See "The Offering."

Risk Factors

An investment in the securities hereby offered is speculative and involves a high degree of risk, including risks related to the Company's stock and risks associated with the Company's business. The several risk factors discussed in this Offering Circular, along with the other matters discussed in this Offering Circular, should be considered in making an investment decision. See "Risk Factors."

Use of Proceeds

~~The Company intends to use the net proceeds from the sale of the Shares to pay expenses of the Company and may contribute a portion of such net proceeds to the Bank. The Bank will use net proceeds contributed to the Bank for general corporate purposes.~~ While the Company has no specific plans for the investment of the proceeds of this Offering, it anticipates that the majority of the net proceeds will be used to further capitalize the Bank in order to fund its general corporate purposes, including, but not necessarily limited to, the continued support of residential and commercial lending activity in the communities it serves. See "Use Of Proceeds."

RISK FACTORS

An investment in the Company's common stock is subject to risks inherent to the Company's business. Described below are certain risks and uncertainties that management has identified as material~~The material risks and uncertainties that Management believes affect the Company are described below~~. Before making an investment decision, investors should carefully consider the risks and uncertainties described below together with all the other information included in this offering document. While management has attempted to identify all current material risks facing the Company, ~~T~~the risks and uncertainties described below ~~are~~ may not be the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations.

If any of the following risks actually occur, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Company's common stock could decline significantly, and investors would lose all or part of their investment.

Risks Related to the Company's Stock

No Public Market. There is no public market for the Common Stock and it is not likely that a public market will develop in the foreseeable future. Consequently, the Company cannot make any assurances as to the liquidity, marketability or price stability of the Common Stock.

Limited Transferability. The Common Stock is subject to a significant restriction on transferability contained in the Restated Articles, which give the Company and its Incorporators certain rights of first refusal in respect of any proposed sale or transfer of the Common Stock. For more information regarding this restriction, see "Description of Capital Stock - Limited Transferability of Capital Stock." Since the shares will not be freely transferable, they should be acquired for investment purposes only and not with a view toward transfer or resale.

Offering Price. The Company in its discretion has established the offering price of $46.00 per share. Although the offering price per share is based in part on a valuation of the Common Stock as of December 31, 2008, the offering price per share has no direct relationship to earnings or any other independently established "market price" for the Common Stock. Consequently, the offering price may not reflect the actual fair market value of the Company's Common Stock.

No Firm Underwriting. The Shares are being offered on a "best efforts" basis, which means that no one is guaranteeing that any particular amount of Shares will be sold. Accordingly, there can be no assurance that any or all of the Shares will be sold.

Dividend Restrictions. We are dependent primarily upon the earnings of our operating subsidiaries for funds to pay dividends on the Common Stock. The payment of dividends by us is also subject to regulatory restrictions. As a result, any payment of dividends in the future will be dependent, in large part, on our ability to satisfy these regulatory restrictions and our subsidiaries' earnings, capital requirements, financial condition and other factors. Although our financial earnings and financial condition have allowed us to declare and pay periodic cash dividends to our shareholders, there can be no assurance that our dividend policy or size of dividend distribution will continue in the future. Our failure to pay dividends on the Common Stock could have a material adverse effect on the value of the Common Stock.

Anti-Takeover Measures. The Restated Articles contain provisions that could discourage the acquisition of control of the Company without the support of the Board of Directors of the Company. The number of shares of Common Stock now or in the future held by the management of the Company and the Bank may have a similar effect. These factors may impede the takeover of the Company without the approval of the Board of Directors of the Company, may result in the Company being less attractive to potential acquirer's and may result in stockholders receiving less for their shares than otherwise might be available.

Risks Related to the Company's Business

Economic Risk. The Company's success depends significantly on the general economic conditions of the State of Michigan. Unlike larger regional or national banks that are more geographically diversified, the Company provides banking and financial services to customers primarily in Northeast Michigan. The local economic conditions in these areas have a significant impact on the demand for the Company's products and services as well as the ability of the Company's customers to repay loans, the value of the collateral securing loans, and the stability of the Company's deposit funding sources.

Currently, the Company's primary markets are in the middle of a significant economic downturn, spurred in some measure by the collapse of the U.S. automobile industry and exacerbated by the overall turmoil in the financial services sector which spiked during the third and fourth quarters of 2008. As of September 2009, the unemployment rates for the three Michigan counties which comprise the Bank's primary market were well in excess of both the Michigan and national averages.

As a consequence of the current U.S. recession, businesses across a wide range of industries face serious difficulties due to the lack of consumer spending and the lack of liquidity in the global credit markets. Unemployment has also increased significantly. A sustained weakness or further weakening in business and economic conditions in the markets in which we do business could adversely affect our businesses by, among other things, decreasing the demand for loans and other products and services that we offer, and increasing the number of borrowers who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us.

Current market volatility. The capital and credit markets have been experiencing volatility and disruption for more than a year. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain borrowers without regard to their underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our businesses, financial condition and results of operations.

Lending Risk. There are inherent risks associated with the Company's lending activities. These risks include, among other things, the impact of changes in interest rates and changes in economic conditions in the markets where the Company operates as well as those across the State of Michigan and the United States.

Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. The Company is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject the Company to regulatory enforcement action that could result in the assessment of significant civil money penalties against the Company.

The primary focus of the Bank is centered on commercial business loans which generally involve somewhat greater risk than residential mortgage loans. Commercial business loans may be unsecured or secured by special purpose or rapidly depreciating assets, such as equipment, inventory and receivables, which may not provide an adequate source of repayment on defaulted loans. In addition, commercial business loans are dependent on the borrower's continuing financial strength and management ability, as well as market conditions for various products, services and commodities. For these reasons, commercial business loans generally provide higher yields than residential loans but also require more administrative and management attention. Loan terms, including the fixed or adjustable interest rate, the loan maturity and the collateral considerations, vary significantly and are often negotiated on an individual loan basis.

A~~s of March 31, 2009, approximately 32%~~ significant portion of the Bank's loan portfolio ~~was~~ is also secured by one-to-four family residential real estate. These types of loans have historically been viewed as lower risk of default than commercial and industrial or consumer loans. Recent market declines in values of both residential and commercial properties have elevated the risks for loans secured by real estate. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for loan losses, and an increase in loan charge-offs, all of which could have a material adverse effect on the Company's financial condition and results of operations.

The Company maintains an Allowance for Loan Losses (the "Allowance"), which is a reserve established through a provision for loan losses charged to expense, that represents Management's best estimate of probable loan losses that have been incurred within the existing portfolio of loans. The Allowance, in the judgment of Management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the Allowance reflects Management's continuing evaluation of loan loss experience, current loan portfolio quality, present economic, political, and regulatory conditions, and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the Allowance inherently involves a high degree of subjectivity and requires the Company to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans, and other factors, both within and outside of the Company's control, may require an increase in the Allowance. In addition, bank regulatory agencies periodically review the Company's Allowance and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different from those of management.

Interest Rate Risk. The Company's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest earned on interest earning assets such as loans and securities and interest paid on interest bearing liabilities such as deposits and borrowings. Interest rates are highly sensitive to many factors that are beyond the Company's control, including general economic and market conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Company receives on loans and investment securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect the Company's ability to originate loans and obtain deposits and the fair values of the Company's financial assets and liabilities. If the interest rates paid on deposits and other borrowings increase at a faster rate or decrease at a slower rate than the interest rates received on loans and investments, the Company's net interest income, and therefore earnings, could be adversely affected.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the Company's results of operations, any substantial, unexpected, or prolonged change in market interest rates or in the term structure of interest rates could have a material adverse effect on the Company's financial condition and results of operations.

Regulatory Risk. The Company is subject to extensive federal and state regulation and supervision primarily intended to protect depositors' funds, federal deposit insurance funds, and the banking system as a whole. These regulations affect the Company's lending practices, capital structure, investment practices, dividend policy, and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations, and policies for possible changes. Changes to statutes, regulations, or regulatory policies, including changes in interpretation or implementation of statutes, regulations, or policies, could affect the Company in substantial and unpredictable ways. Such changes could subject the Company to additional costs, limit the types of financial services and products the Company may offer and/or increase the ability of non-banks to offer competing financial products and services, among other things. Failure to comply with laws, regulations, or policies could result in sanctions by regulatory agencies, civil money penalties, and/or reputation damage, which could have a material adverse effect on the Company's business, financial condition, and results of operations. While the Company has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

Recent events in the U.S. and global financial markets, including the deterioration of the worldwide credit markets, have created significant challenges for financial institutions both in the United States and around the world. Dramatic declines in the housing market during the past year, marked by falling home prices and increasing levels of mortgage foreclosures, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. In light of the current economic conditions, the United States Government has instituted a number of programs designed to increase credit availability, provide liquidity during the crisis and stabilize the banking system, and there may be additional sweeping governmental reform legislation enacted to provide even greater supervision and regulation of the banking and financial service industry over the coming years. It is impossible to predict how these possible reforms may affect our ability to implement our business plans. These actions are intended to stabilize and improve the financial condition, risk profile, and capital adequacy of the industry and such financial institutions, but there can be no assurances that such actions will have the intended effects.

Increases in FDIC insurance premiums. The FDIC insures deposits held by FDIC-insured financial institutions, including the Bank. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund at a certain level. Current economic conditions have increased bank failures and expectations for further failures. Consequently, the FDIC recently increased insurance premium rates and imposed special assessments designed to rebuild the Deposit Insurance Fund and help maintain public confidence in the banking system. The FDIC has also recently revised the risk-based formula used to determine the premiums due from financial institution under the insurance program. These increases and assessments have increased the Company's insurance expense, which in turn has negatively affected our net income. Any additional premium increases or special assessments could further increase the Company's insurance expense going forward.

Competition. The banking business is highly competitive. The Company competes with other commercial banks, savings and loan associations, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds operating in Michigan and elsewhere. Many of these competitors have substantially greater resources and lending limits than the Company and offer certain services that the Company does not currently provide. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to both the Company and the Bank.

Failure or Circumvention of Controls and Procedures. Management regularly reviews and updates the Company's internal controls and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the

Company's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company's business, results of operations, and financial condition.

Attraction and Retention of Key Personnel. Our success depends upon the continued service of our senior management team and upon our ability to attract and retain qualified financial services personnel. Competition for qualified employees is intense. We cannot assure you that we will be able to retain our existing key personnel or attract additional qualified personnel. If we lose the services of our key personnel, or are unable to attract additional qualified personnel, our business, financial condition and results of operations could be adversely affected.

Cautionary Statement Regarding "Forward-Looking" Information. This offering document may include statements regarding our business and prospects, such as projections of future performance, statements of management's plans and objectives, forecasts of market trends, and other matters that are forward-looking statements. Statements containing the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimates," "projects," "believes," "expects," "anticipates," "intends," "target," "goal," "plans," "objective," "should" (or any similar expressions) identify forward-looking statements.

Our future results, including results related to forward-looking statements, involve a number of risks and uncertainties. No assurance can be given that the results reflected in any forward-looking statements will be achieved. Our forward-looking statements are based upon assumptions that are sometimes based upon estimates, data, communications and other information from suppliers, government agencies and other sources that may be subject to revision. Further, any forward-looking statement speaks only as of the date on which it is made, and new factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SUMMARY FINANCIAL INFORMATION

The following condensed and consolidated balance sheet shows the financial condition of the Company as of September 30, 2009 (unaudited) and December 31, 2008 (audited).

Consolidated Balance Sheet (000's omitted)

	Unaudited September 30, 2009	Audited December 31, 2008
Cash and equivalents	$ 17,458	$ 5,288
Investment securities	29,183	16,638
Other securities	1,554	1,554
Loans	147,205	151,098
Premises and equipment	3,336	3,541
Intangible assets	577	749
Other assets	7,631	7,589
Total Assets	$ 206,944	$ 186,457
Deposits	$ 163,630	$ 142,467
Short term borrowings	5,625	5,385
Borrowings	16,292	17,000
Other liabilities	244	1,313
Total Liabilities	185,791	166,165
Total Equity	21,153	20,292
Total Liabilities and Equity	$ 206,944	$ 186,457

The following condensed and consolidated statements of income show the results of operations of the Company for each of the nine-month periods ended September 30, 2009 (unaudited) and September 30, 2008 (unaudited).

Consolidated Statement of Income (000's omitted) - Unaudited

	Nine Months Ended September 30,	
	2009	**2008**
Interest income	$ 7,047	$ 7,935
Interest expense	2,211	3,065
Net interest income	4,836	4,870
Provision for loan loss	423	348
Other income	1,753	1,375
Other expense	4,597	4,255
Income before taxes	1,569	1,642
Income taxes	381	444
Net Income	$ 1,188	$ 1,198

In the opinion of management, all adjustments necessary for a fair statement of results for the interim periods have been included. All such adjustments are of a normal recurring nature. The following table shows for each period indicated the Company's: return on assets; return on equity; dividend payout ratio; and equity to assets ratio.

	September 30, 2009	December 31, 2008	December 31, 2007
Return on Assets	0.81%	0.59%	1.24%
Return on Equity	7.64%	5.22%	10.74%
Dividend Payout Ratio	89.46%	129.64%	51.92%
Equity to Assets Ratio	10.54%	11.38%	11.55%

DESCRIPTION OF INSTITUTION

General

The Company is a registered financial holding company incorporated in Michigan in 1988. In early 1989, the Company purchased all of the issued and outstanding shares of capital stock of the Bank. All of the Company's traditional banking activities are conducted through the Bank, which was incorporated as a Michigan banking corporation in 1927 under the name "Peoples State Bank." Over the years, it has operated under the names "Michigan Bank - Huron" and, since 1987, "Huron Community Bank."

The Bank is a community bank serving Tawas City, East Tawas, Lincoln, Harrisville, Au Gres and Oscoda, Michigan and surrounding areas. The Bank is engaged in the business of commercial banking and exercises the powers of a full service commercial bank (with the exception of trust services), and offers automated teller machines, drive-through banking facilities and Saturday banking hours at most of the Bank's locations. At the present time, the Bank continues to concentrate its efforts on core bank activities such as growing its deposit base and making consumer and commercial loans.

The following table shows average daily balances, interest income or expense amounts, and the resulting average rates for interest earning assets and interest bearing liabilities for the last two years. The table also summarizes the changes in interest income and interest expense attributable to changes in interest rates and changes in the volume of interest earning assets and interest bearing liabilities for the period indicated. Also shown are the net interest income, total interest rate spread, and the net interest margin for the same periods (dollar amounts in thousands).

	2008			2007			2008 v. 2007 Increase (Decrease) Due to:			
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Balance	Rate	Rate and Volume	Total
Assets:	-	-	-	-	-	-	-	-	-	-
Loans	$148,170	$10,169	6.86%	$148,855	$11,528	7.74%	$(53)	$(1,312)	$6	$(1,359)
Taxable Sec	13,408	540	4.03%	14,997	747	4.98%	(79)	(143)	15	(207)
Non Taxable Sec	6,063	264	4.36%	4,833	208	4.30%	53	3	1	56
Fed Funds Sold	5,808	117	2.02%	4,630	232	5.01%	59	(139)	(35)	(115)
Other Interest Earning Assets	-	-	0.00%	-	-	0.00%	-	-	-	-
Total Earning Assets	173,449	11,091	6.39%	173,315	12,715	7.34%	$(20)	$(1,591)	$(13)	$(1,624)
Reserve For Loan Loss	(2,125)	-	-	(2,319)	-	-	-	-	-	-
Cash and Due from Banks	3,753	-	-	3,301	-	-	-	-	-	-
Fixed Assets	3,325	-	-	3,519	-	-	-	-	-	-
Other Assets	6,221	-	-	5,641	-	-	-	-	-	-
Sub total	11,173	-	-	10,142	-	-	-	-	-	-
Total Assets	$184,623	-	-	$183,457	-	-	-	-	-	-
Liabilities and Equity:	-	-	-	-	-	-	-	-	-	-
Now and Money Funds	$46,713	$752	1.61%	$45,024	$1,297	2.88%	$49	$(572)	$(21)	$(545)
Savings Deposits	12,153	29	0.24%	12,598	53	0.42%	(2)	(23)	1	(24)
Time Deposits	59,184	2,241	3.79%	63,778	2,877	4.51%	(207)	(462)	33	(636)
FHLB	17,385	812	4.67%	12,974	679	5.23%	231	(73)	(25)	133
Short Term borrowings	6,010	83	1.39%	5,637	113	2.00%	7	(34)	(2)	(29)
Total Interest Bear Liab	141,444	3,918	2.77%	140,011	5,019	3.58%	51	(1,140)	(12)	(1,101)
Demand Deposits	21,352	-	-	21,615	-	-	-	-	-	-
Other Liabilities	1,231	-	-	1,355	-	-				
Shareholders Equity	20,595	-	-	20,476	-	-				
-	43,179	-	-	43,445	-	-			**Net Interest Income**	$577
Total Liabilities and Equity	$184,623	-	-	$183,457	-	-				
Rate Spread	-	-	3.62%	-	-	3.75%				
Net Interest Margin / Revenue	-	$7,172	4.14%	-	$7,696	4.44%				

Business Activities

Loan Portfolio

The Bank's primary lending focus is on commercial loans, particularly loans to small and medium sized businesses, but it also provides mortgage loans, home equity loans, installment loans, overdraft protection and credit cards. Despite its commercial lending focus, the Bank has also been one of the leading mortgage lenders in the Michigan Counties of Iosco and Alcona. The Bank does not engage in any sub-prime lending. The table below depicts the distribution of the bank's loan portfolio as of the dates indicated (amounts in thousands).

	September 30, 2009	December 31, 2008	December 31, 2007
Commercial, Financial and Agricultural	$50,526	$45,560	$41,812
Commercial Real Estate	32,153	35,665	29,305
One to Four Family Residential Real Estate	53,757	58,232	61,518
Consumer	11,955	13,087	13,768
Construction - Residential	798	703	1,521
Total	$149,189	$153,247	$147,924

The table below depicts the maturities of the Bank's variable-rate and fixe-rate loan balances as of the end of the most recent fiscal year (amounts in thousands).

	December 31, 2008			
	Less Than One Year	One Year to Five Years	After Five Years	Total
Loans at fixed interest rates	$29,250	$43,577	$7,389	$80,216
Loans at variable interest rates	5,051	11,845	56,135	73,031
	$34,301	$55,422	$63,524	$153,247

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if principal or interest is considered doubtful. When a loan is placed in nonaccrual status, all accrued and unpaid interest is charged against interest income. The following table depicts as of each reported period the Bank's nonaccrual, past due, and restructured loans (amounts in thousands).

	September 30, 2009	December 31, 2008	December 31, 2007
Nonaccrual Loans	$3,221	$2,814	$1,599
Interest income that would have been recorded for nonaccrual loans under original terms	391	243	203
Interest income recorded during period for nonaccrual loans	18	66	28
Accruing loans past 90 days or more	791	1,043	508
Restructered loans not included above	-	-	-

The Bank's Allowance for Loan Losses represents management's estimate of inherent credit losses in the Bank's loan portfolio. Because it is an estimate that is based on assumptions that are highly uncertain, if different assumptions were used or if any of the assumptions used were to change, there could be a material impact on the presentation of the Company's financial condition. These assumptions include, but are not limited to, collateral values and the effect of economic conditions on the financial condition of the borrowers. To determine the Allowance for Loan Losses, the Bank estimates losses on all loans that are not classified as non-accrual or renegotiated by applying historical loss rates to those loans in accordance with SFAS 5. In addition, all loans that are nonaccrual or renegotiated are individually tested for impairment. Any amount of monetary impairment is included in the Allowance for Loan Losses in accordance with SFAS 114.

We believe that our Allowance for Loan Losses provides adequate coverage for the losses in our portfolio, and we expect that we will be able to maintain the adequacy of the allowance without increasing our Provision for Loan Losses in 2009. The following is an analysis of the transactions in the allowance for loan losses (dollar amounts in thousands):

	September 30, 2009	December 31, 2008	December 31, 2007
Balance of allowance for loan losses at beginning of period	$ 2,149	$ 2,236	$ 2,388
Loans charged off:			
Commercial	167	336	96
Mortgage	371	152	200
Consumer	53	18	12

Total loans charged off	591	506	308
Recoveries:			
Commercial	1	6	-
Mortgage	0	-	4
Consumer	3	4	2
Total Recoveries	3	11	6
Net loans charged off	588	495	302
Provisions charged to expense	423	408	150
Balance at end of period	$ 1,984	$ 2,149	$ 2,236
Ratio of net charge-offs during period to average loans outstanding	0.3938%	0.3230%	0.2039%

The following analysis shows the allocation of the allowance for loan losses among the different loan categories as of the dates indicated (dollar amounts in thousands):

	September 30, 2009		**December 31, 2008**		**December 31, 2007**	
Commercial Loans	$ 1,294	65.20%	$ 1,451	67.50%	$ 1,553	69.46%
Residential Mortgage Loans	510	25.68%	547	25.46%	546	24.42%
Consumer Loans	181	9.12%	151	7.03%	137	6.12%
	$ 1,984	100.00%	$ 2,149	100.00%	$ 2,236	100.00%

Investment Portfolio

The Bank maintains a very conservative investment portfolio, comprised primarily of agencies, but also including a sizable portfolio of taxable and exempt municipal securities consisting mostly of local issues and rated issues from outside the Bank's primary market. The Bank also carries $1.2 million in Federal Home Loan Bank stock. The following table depicts the breakdown of the Bank's investment portfolio as of each reported period (amounts in thousands).

INVESTMENT PORTFOLIO COMPOSITION

	September 30, 2009	December 31, 2008	December 31, 2007
US Agencies	$ 19,256	$ 7,554	$ 8,923
State and Political	8,994	7,453	6,066
Corp. Securities	932	1,631	2,994
MBS	-	-	3
FRB-FHLB Stock	1,554	1,554	1,494
	$ 30,737	$ 18,192	$ 19,480

Included in the Company's Corporate securities as of December 31, 2008 and 2007 are certain money market preferred shares. In December of 2008, the Company determined that a portion of these securities were impaired and recorded a pre-tax charge of approximately $863,000. The charge is included in the December 31, 2008 audited Consolidated Statement of Income that are provided herewith. The cause of the impairment related to the expected distribution of collateral supporting the money market preferred shares, which consisted of actively traded preferred stock issued by large financial institutions. The amount of the impairment was determined by measuring the difference in the fair value of the underlying preferred shares as of December 31, 2008 compared to the recorded value of the money market preferred shares. The preferred shares were ultimately distributed to holders of the money market securities in 2009.

As of September 30, 2009, there are no non-US Government securities in the portfolio that exceed 10% of stockholders' equity. The weighted average yield does not include the effect of tax-equivalent adjustments. The following table depicts the breakdown of maturities of the securities held in the Bank's investment portfolio (amounts in thousands).

SCHEDULE OF MATURITIES AS OF DECEMBER 31, 2008

	One Year or Less	1-5 Years	5-10 Years	Over 10 Years	Weighted Average Yields
US Agencies	$ 1,809	$ 5,745	$ -	$ -	2.70%
State and Political	265	2,807	1,183	3,199	4.51%
Corp. Securities	1,128	-	-	503	3.89%
MBS	-	-	-	-	-
FRB/FHLB Stock	-	-	-	1,554	5.24%
	$ 3,202	$ 8,552	$ 1,183	$ 5,256	

Deposits

The Bank offers a full range of deposit products, including business checking, consumer checking, savings, certificate of deposit (to include jumbo CDs), individual retirement accounts, money market accounts and municipal investment accounts. The Bank's deposits are insured to the applicable limits by the Deposit

Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC").

Market Area Information

General

The Bank has its main office located in East Tawas, Michigan approximately 115 miles north of Flint and operates six offices in the Michigan Counties of Alcona, Arenac and Iosco Counties. The Bank owns all such offices, each of which, except for the Harrisville branch, has a drive-through facility. The complete address of each of the Bank's banking offices is provided in the table below.

Office Address	City	Date Established
Alcona County, Michigan		
423 East Main Street	Harrisville	7/17/1998
327 Traverse Bay Road	Lincoln	6/16/1993
Arenac County, Michigan		
3150 East Huron Road, Sims Township	Au Gres	10/28/1985
Iosco County, Michigan		
301 North Newman Street	East Tawas	6/14/1927
5077 North Huron Road	Oscoda Township	9/22/1975
410 Lake Street	Tawas City	4/7/1961

Employment and Income

An economic downturn, spurred by the restructuring of the automobile industry within the state of Michigan has significantly impacted the Bank's lending opportunities. As of September 2009, the unemployment rate for the three Michigan counties within which the Bank operates averaged approximately 16.5%, which marks an increase of approximately 8.3% over the prior two year period. The unemployment rate for the state of Michigan as a whole currently stands at approximately 14.8%, while the national average currently hovers around 9.5%. Median household income of approximately $39,000 for the Bank's primary market is also well below the Michigan and national averages of approximately $55,000.

For additional economic and demographic information regarding the Michigan Counties of Alcona, Arenac and Iosco, see the supplemental materials provided as Exhibit 4 to this Offering Circular.

Competition

The Bank competes primarily with commercial banks, savings and loan associations, and credit unions located in and around its primary market area, but it also competes with other commercial banks, savings and loan associations, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds operating in Michigan and elsewhere. Many of these competitors have substantially greater resources and lending limits than the Company and the Bank and offer certain services that the Company and the Bank do not currently provide. The Bank's primary local competitors in its primary market include:

- Independent Bank, Bay City, Michigan
- National City Bank, Cleveland, Ohio
- Citizens Bank, Flint, Michigan
- Chemical Bank, Midland, Michigan

The table below includes a breakdown of the respective deposit market share of each insured depository institution operating in the Michigan Counties of Iosco, Arenac and Alcona as of June 30, 2008, the most recent date for which deposit market share information is made available by the FDIC. Deposit market share is generally viewed as a key indicator of overall market penetration and position. The Bank currently ranks first in its market in deposit market share with approximately 27.7% of the market's deposits.

Deposit Market Share Report for The Michigan Counties of Alcona, Arenac and Iosco As of June 30, 2008			Outside of Market		Inside of Market		
Institution Name	State (Hqtrd)	State/ Federal Charter	No. of Offices	Deposits ($000)	No. of Offices	Deposits ($000)	Market Share
HURON COMMUNITY BANK	MI	State	0	0	6	133,912	27.68%
INDEPENDENT BANK	MI	State	102	1,989,377	7	109,635	22.66%
NATIONAL CITY BANK	OH	Federal	1,566	97,675,835	2	89,098	18.41%
CITIZENS BANK	MI	State	214	8,550,292	2	59,313	12.26%
CHEMICAL BANK	MI	State	127	2,834,698	2	52,512	10.85%
FIRSTBANK WEST BRANCH	MI	State	9	151,054	1	24,986	5.16%
FIRST FEDERAL OF NORTHERN MI	MI	Federal	7	154,002	1	14,414	2.98%
Number of Institutions in the Market: 7		TOTALS	2,025	111,355,258	21	483,870	100.00

Employees

Currently, the only employees of the Company are its officers. As of September 30, 2009, the Bank had 60 full-time employees. The Bank provides a number of benefits for its full-time employees, including health and life insurance, pensions, workers' compensation, social security, paid vacations, and numerous bank services.

SUPERVISION AND REGULATION

The following is a summary of certain statutes and regulations affecting us. This summary is qualified in its entirety by reference to the particular statutes and regulations. A change in applicable laws or regulations may have a material effect on us and our Bank.

General

Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, our growth and earnings performance can be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "FDIC"), the Michigan Office of Financial and Insurance Regulation (the "OFIR"), the Internal Revenue Service, and state taxing authorities. The effect of such statutes, regulations and policies and any changes thereto can be significant and cannot be predicted.

Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC's deposit insurance funds, our depositors, and the public, rather than our shareholders.

Federal law and regulations establish supervisory standards applicable to the lending activities of our Bank, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.

Recent Regulatory Developments

Emergency Economic Stabilization Act of 2008. On October 3, 2008, Congress enacted the Emergency Economic Stabilization Act of 2008 ("EESA"). EESA enables the federal government, under terms and conditions developed by the Secretary of the United States Department of the Treasury ("UST"), to insure troubled assets, including mortgage-backed securities, and collect premiums from participating financial institutions. EESA includes, among other provisions: (a) the $700 billion Troubled Assets Relief Program ("TARP"), under which the Secretary of the UST is authorized to purchase, insure, hold, and sell a wide variety of financial instruments, particularly those that are based on or related to residential or commercial mortgages originated or issued on or before March 14, 2008; and (b) an increase in the amount of deposit insurance provided by the FDIC. Both of these specific provisions are discussed in the below sections.

Troubled Assets Relief Program (TARP). Under TARP, the UST authorized a voluntary capital purchase program ("CPP") to purchase senior preferred shares of qualifying financial institutions that elect to participate. Participating companies must adopt certain standards for executive compensation, including (a) prohibiting "golden parachute" payments as defined in EESA to senior executive officers; (b) requiring recovery of any compensation paid to senior executive officers based on criteria that is later proven to be materially inaccurate; and (c) prohibiting incentive compensation that encourages unnecessary and excessive risks that threaten the value of the financial institution. The terms of the CPP also limit certain uses of capital by the issuer, including repurchases of company stock and increases in dividends.

Federal Deposit Insurance Coverage. EESA temporarily raised the limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. Separate from EESA, in October 2008, the FDIC also announced the Temporary Liquidity Guarantee Program. Under one component of this program, the FDIC temporarily provides unlimited coverage for noninterest bearing transaction deposit accounts through December 31, 2009. The limits are scheduled to return to $100,000 on January 1, 2010.

Financial Stability Plan. On February 10, 2009, the UST announced the Financial Stability Plan ("FSP"), which is a comprehensive set of measures intended to shore up the U.S. financial system and earmarks the balance of the unused funds originally authorized under EESA. The major elements of the FSP include: (i) a capital assistance program that will invest in convertible preferred stock of certain qualifying institutions, (ii) a consumer and business lending initiative to fund new consumer loans, small business loans and commercial mortgage asset-backed securities issuances, (iii) a new public-private investment fund that will leverage public and private capital with public financing to purchase up to $500 billion to $1 trillion of legacy "toxic assets" from financial institutions, and (iv) assistance for homeowners by providing up to $75 billion to reduce mortgage payments and interest rates and establishing loan modification guidelines for government and private programs.

Financial institutions receiving assistance under the FSP going forward will be subject to higher transparency and accountability standards, including restrictions on dividends, acquisitions and executive compensation and additional disclosure requirements. We cannot predict at this time the effect that the FSP may have on us or our business, financial condition or results of operations.

American Recovery and Reinvestment Act of 2009. On February 17, 2009, Congress enacted the American Recovery and Reinvestment Act of 2009 ("ARRA"). In enacting ARRA, Congress intended to provide a stimulus to the U.S. economy in light of the significant economic downturn. AARA includes federal tax cuts, expansion of unemployment benefits and other social welfare provisions, and numerous domestic spending efforts in education, healthcare and infrastructure. ARRA also includes numerous non-economic recovery related items, including a limitation on executive compensation in federally-aided financial institutions, including banks that have received or will receive assistance under TARP.

Under ARRA, a financial institution will be subject to the following restrictions and standards throughout the period in which any obligation arising from financial assistance provided under TARP remains outstanding:

- Limits on compensation incentives for risk-taking by senior executive officers;
- Requirement of recovery of any compensation paid based on inaccurate financial information;
- Prohibition on "golden parachute payments" as defined in AARA;
- Prohibition on compensation plans that would encourage manipulation of reported earnings to enhance the compensation of employees;
- Establishment of board compensation committees by publicly-registered TARP recipients comprised entirely of independent directors, for the purpose of reviewing employee compensation plans;
- Prohibition on bonuses, retention awards, and incentive compensation, except for payments of long-term restricted stock; and
- Limitation on luxury expenditures.

In addition, TARP recipients will be required to permit a separate shareholder vote to approve the compensation of executives. The chief executive officer and chief financial officer of each TARP recipient will be required to provide a written certification of compliance with these standards to the SEC.

The foregoing is a summary of requirements to be included in standards to be established by the Secretary of the UST.

Homeowner Affordability and Stability Plan. On February 18, 2009, President Obama announced the Homeowner Affordability and Stability Plan ("HASP"). HASP is intended to support a recovery in the housing market and ensure that workers can continue to pay off their mortgages through the following elements:

- Access to low-cost refinancing for responsible homeowners suffering from falling home prices;
- A $75 billion homeowner stability initiative to prevent foreclosure and help responsible families stay in their homes; and
- Support low mortgage rates by strengthening confidence in Fannie Mae and Freddie Mac.

Many details related to these new regulatory developments have yet to be established. We continue to monitor these developments and assess their potential impact on our business.

Huron Community Financial Services, Inc.

General. We are a registered bank holding company that has made an election with the Federal Reserve to operate as a financial holding company. Consequently, the Company is subject to regulation by the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). Under the BHCA, we are subject to periodic examination by the Federal Reserve, and are required to file periodic reports of operations and such additional information as the Federal Reserve may require.

Source of Strength and Capital Maintenance. In accordance with Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to commit resources to support the subsidiary banks in circumstances where the bank holding company might not do so in the absence of such policy.

In addition, if the OFIR deems a bank's capital to be impaired, the OFIR may require a bank to restore its capital by special assessment upon a bank holding company, as the bank's sole shareholder. If the bank holding company failed to pay such assessment, the directors of that bank would be required, under Michigan law, to sell the shares of bank stock owned by the bank holding company to the highest bidder at either public or private auction and use the proceeds of the sale to restore the bank's capital.

Investments and Activities. In general, any direct or indirect acquisition by a bank holding company of any voting shares of any bank which would result in the bank holding company's direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of the bank holding company with another bank holding company, will require the prior written approval of the Federal Reserve under the BHCA. In acting on such applications, the Federal Reserve must consider various statutory factors including the effect of the proposed transaction on competition in relevant geographic and product markets, and each party's financial condition, managerial resources, and record of performance under the Community Reinvestment Act.

In addition and subject to certain exceptions, the Change in the Bank Control Act ("Control Act") and regulations promulgated thereunder by the Federal Reserve, require any person acting directly or indirectly, or through or in concert with one or more persons, to give the Federal Reserve 60 days' written notice before acquiring control of a bank holding company. In general, transactions which are presumed to constitute the acquisition of control include the acquisition of any voting securities of a bank holding company if, after the transaction, the acquiring person (or persons acting in concert) owns, controls or holds with power to vote 10% or more of any class of voting securities of the institution. The acquisition may not be consummated subsequent to such notice if the Federal Reserve issues a notice within 60 days, or within certain extensions of such period, disapproving the acquisition.

The merger or consolidation of an existing bank subsidiary of a bank holding company with another bank, or the acquisition by such a subsidiary of the assets of another bank, or the assumption of the deposit and other liabilities by such a subsidiary requires the prior written approval of the responsible Federal depository institution regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the BHCA. In addition, in certain cases an application to, and the prior approval of, the Federal Reserve under the BHCA and/or OFIR under Michigan banking laws, may be required.

With certain limited exceptions, the BHCA prohibits any bank holding company from engaging, either directly or indirectly through a subsidiary, in any activity other than managing or controlling banks unless the proposed non-banking activity is one that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto. Under current Federal Reserve regulations, such permissible non-banking activities include such things as mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. Eligible bank holding companies that have elected to operate as financial holding companies (such as the Company) may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance activities and any other activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature, incidental to any such financial activity or complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Bank Holding Company Act generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank or financial holding companies.

Dividends. Most of our revenues are received in the form of dividends paid by our Bank. Thus, our ability to pay dividends to our shareholders is indirectly limited by statutory restrictions on the ability of our Bank to pay dividends, as discussed below. Further, in a recent policy statement, the Federal Reserve has expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. As with most other insured depository institutions, the Company has experienced some deterioration in its earnings in the wake of the financial crisis that gripped the country beginning in the third quarter of 2008. However, the Company does not expect this deterioration to have any significant long-term impact on the ability of the Company to pay dividends. Nonetheless, the Company will continue to evaluate the payment of dividends to ensure that they are consistent with the Company's mandate to act as a source of financial strength for its subsidiary depository institution.

In addition to the restrictions on dividends imposed by the Federal Reserve, the Michigan Business Corporation Act provides that dividends may be legally declared or paid only if after the distribution, a corporation can pay its debts as they come due in the usual course of business and its total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock whose preferential rights are superior to those receiving the distribution.

The Bank

General. Our Bank is a Michigan banking corporation, is a member of the Federal Reserve System and its deposit accounts are insured by the Deposit Insurance Fund ("DIF") of the FDIC. As a member of the Federal Reserve System, and a Michigan chartered bank, our Bank is subject to the examination, supervision, reporting and enforcement requirements of the Federal Reserve Board as its primary regulator, and OFIR, as the chartering authority for Michigan banks. These agencies and the federal and state laws applicable to our Bank and its operations, extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts, and the safety and soundness of banking practices.

Deposit Insurance. As an FDIC-insured institution, our Bank is required to pay deposit insurance premium assessments to the FDIC. Under the FDIC's risk-based assessment system for deposit insurance premiums, all insured depository institutions are placed into one of four categories and assessed insurance premiums based primarily on their level of capital and supervisory evaluations.

The FDIC is required to establish assessment rates for insured depository institutions at levels that will maintain the Deposit Insurance Fund (DIF) at a Designated Reserve Ratio (DRR) selected by the FDIC within a range of 1.15% to 1.50%. The FDIC is allowed to manage the pace at which the reserve ratio varies within this range. Under the FDIC's risk-based rate schedule, well managed and well capitalized banks pay a lower assessment (calculated as an annual rate against the bank's deposit base) for deposit insurance premiums than do banks deemed to pose more significant supervisory concerns. Premiums are assessed and collected quarterly by the FDIC. FDIC insurance assessments could increase in the future due to continued depletion of the DIF.

In addition, in 2008, the Bank elected to participate in the FDIC's Transaction Account Guarantee Program (TAGP). Under the TAGP, funds in non-interest bearing transaction accounts, in interest-bearing transaction accounts with an interest rate of 0.50% or less, and in Interest on Lawyers Trust Accounts (IOLTA) will have a temporary (until December 31, 2009) unlimited guarantee from the FDIC. The coverage under the TAGP is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules which insure accounts up to $250,000. Participation in the TAGP requires the payment of additional insurance premiums to the FDIC. However, these additional premiums have not materially impacted the Bank to date, and are not expected to materially impact the Bank prior to the expiration of the program.

FICO Assessments. Our Bank, as a member of the DIF, is subject to assessments to cover the payments on outstanding obligations of the Financing Corporation ("FICO"). FICO was created to finance the recapitalization of the Federal Savings and Loan Insurance Corporation, the predecessor to the FDIC's Savings Association Insurance Fund which was created to insure the deposits of thrift institutions and was merged with the Bank Insurance Fund into the newly formed DIF in 2006. From now until the maturity of the outstanding FICO obligations in 2019, DIF members will share the cost of the interest on the FICO bonds on a pro rata basis.

OFIR Assessments. Michigan banks are required to pay supervisory fees to the OFIR to fund their operations. The amount of supervisory fees paid by a bank is based upon the bank's total assets.

Capital Requirements. The Federal Reserve has established the following minimum capital standards for state-chartered, FDIC-insured member banks, such as our Bank: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with minimum requirements of 4% to 5% for all others, and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. Tier 1 capital consists principally of shareholders' equity. These capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, Federal Reserve regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Federal regulations define these capital categories as follows:

	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Leverage Ratio
Well capitalized	10% or above	6% or above	5% or above
Adequately capitalized	8% or above	4% or above	4% or above
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%
Critically undercapitalized	—	—	A ratio of tangible equity to total assets of 2% or less

At December 31, 2008, our Bank's ratios exceeded minimum requirements for the well-capitalized category.

Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rates the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.

In general, a depository institution may be reclassified to a lower category than is indicated by its capital levels if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

Dividends. Under Michigan law, banks are restricted as to the maximum amount of dividends they may pay on their common stock. Our Bank may not pay dividends except out of its net income after deducting its losses and bad debts. A Michigan state bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend.

As a member of the Federal Reserve System, our Bank is required to obtain the prior approval of the Federal Reserve Board for the declaration or payment of a dividend if the total of all dividends declared in any year will exceed the total of (a) the Bank's retained net income (as defined by federal regulation) for that year, *plus* (b) the Bank's retained net income for the preceding two years. Federal law generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. In addition, the Federal Reserve may prohibit the payment of dividends by a bank, if such payment is determined, by reason of the financial condition of the bank, to be an unsafe and unsound banking practice or if the bank is in default of payment of any assessment due to the FDIC.

Insider Transactions. Our Bank is subject to certain restrictions imposed by the Federal Reserve Act on "covered transactions" with us, which include investments in our stock or other securities issued by us or our subsidiaries, the acceptance of our stock or other securities issued by us or our subsidiaries as collateral for loans and extensions of credit to us or our subsidiaries. Certain limitations and reporting requirements are also placed on extensions of credit by our Bank to its directors and officers, to our directors and officers, to our principal shareholders, and to "related interests" of such directors, officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person becoming one of our directors or officers or a principal shareholder may obtain credit from banks with which our Bank maintains a correspondent relationship.

Safety and Soundness Standards. Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the FDIC adopted guidelines to establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

Investment and Other Activities. Under federal law and regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as a principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the bank's primary federal regulator determines the activity would not pose a significant risk to the DIF. Impermissible investments and activities must be otherwise divested or discontinued within certain time frames set by the bank's primary federal regulator in accordance with federal law. These restrictions are not currently expected to have a material impact on the operations of our Bank.

Consumer Banking. Our Bank's business includes making a variety of types of loans to individuals. In making these loans, our Bank is subject to state usury and regulatory laws and to various federal statutes, including the privacy of consumer financial information provisions of the Gramm Leach-Bliley Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, and the regulations promulgated under these statutes, which (among other things) prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage loan servicing activities of our Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. In receiving deposits, our Bank is subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon our Bank and its directors and officers.

Branching Authority. Michigan banks, such as our Bank, have the authority under Michigan law to establish branches anywhere in the State of Michigan, subject to receipt of all required regulatory approvals. Banks may establish interstate branch networks through acquisitions of other banks. The establishment of *de novo* interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed only if specifically authorized by state law.

Michigan permits both U.S. and non-U.S. banks to establish branch offices in Michigan. The Michigan Banking Code permits, in appropriate circumstances and with the approval of the OFIR (1) acquisition of Michigan banks by FDIC-insured banks or savings banks located in other states, (2) sale by a Michigan bank of branches to an FDIC- insured bank or savings bank located in a state in which a Michigan bank could purchase branches of the purchasing entity, (3) consolidation of Michigan banks and FDIC-insured banks or savings banks located in other states having laws permitting such consolidation, (4) establishment of branches in Michigan by FDIC-insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting a Michigan bank to establish a branch in such jurisdiction, and (5) establishment by foreign banks of branches located in Michigan.

~~HISTORY AND BUSINESS~~

~~General~~

~~The Company is a registered financial holding company incorporated in Michigan in 1988. In early 1989, the Company purchased all of the issued and outstanding shares of capital stock of the Bank. All of the Company's traditional banking activities are conducted through the Bank.~~

~~The Bank was incorporated as a Michigan banking corporation in 1927 under the name "Peoples State Bank." Over the years, it has operated under the names "Michigan Bank - Huron" and (since 1987) "Huron Community Bank" To the extent permitted by law, the Bank's deposits are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC").~~

~~The Bank is a community bank serving Tawas City, East Tawas, Lincoln, Harrisville, Au Gres and Oscoda, Michigan and surrounding areas. The services offered by the Bank include automated teller machines, drive through banking facilities and Saturday banking hours at most of the Bank's locations. Since 1991, the Bank has been one of the leading mortgage lenders in Iosco County and Alcona County, Michigan. At the present time, the Bank continues to concentrate its efforts on core bank activities such as growing its deposit base and making consumer and commercial loans~~

~~Mortgage Banking~~

~~The Bank provides mortgage services consisting of the origination, servicing, and short term funding and sale of residential first mortgage loans ("residential loans"). The Bank current operating strategy is to generate both fee and interest income while managing its liquidity needs and the interest rate risks of its balance sheet. The Bank's mortgage banking operations earn origination and loan servicing fees.~~

~~The residential loans originated by the Bank are typically sold without recourse in the event of default by the borrower. To minimize the risk of loss on the residential loans sold by it, the Bank attempts to obtain purchase commitments from investors prior to funding such residential loans made by it. Between the time the Bank funds its residential loans and delivers such residential loans into the secondary market (generally less than 60 days), the residential loans are held for sale. The Bank can thereby, in effect, earn long term~~

~~interest rates on short term investments and improve net interest margin and liquidity. Consistent with a strategy of managing interest rate risk, the Bank typically sells all long term fixed rate residential loans and retains a portion of variable rate and short term fixed rate residential loans,~~

~~The Bank's officers and agents are responsible for processing loan applications and preparing loan documentation. Loan applications are evaluated for compliance with the Bank's and its investors underwriting criteria, including loan to value ratios, borrower qualifications and required insurance.~~

~~The substantial majority of residential loans originated by the Bank are conventional mortgage loans (i.e. not guaranteed or insured by agencies of the federal government) which comply with the requirements for sale to, or conversion into mortgage backed securities issued by, the Federal Home Loan Mortgage Corporation ("FHLMC").~~

~~When the Bank sells the residential loans it has originated, it may either retain or sell the rights to service those loans and to receive the related fees. The Bank currently receives servicing fees of 1/4% per annum on its mortgage loan servicing portfolio. While the aggregation of a servicing portfolio can create a substantial continuing source of income, there is an active market for mortgage loan servicing rights (which are generally valued in relation to the present value of the cash flow generated by the servicing rights). Subject to current market conditions, the Bank currently anticipates increasing the size of its mortgage loan servicing portfolio. In the past it has been the Bank's practice to retain servicing rights relating to residential loans sold.~~

~~Commercial and Retail Banking~~

~~The Bank is engaged in the business of commercial banking and exercises the powers of a full service commercial bank with the exception of trust services. The Bank operates in a distinct market area in Michigan and targets that segment of its market which is interested in personalized service for its customer deposit base. The deposits with the Bank are primarily retail deposits from within its market area. As of June 30, 2008, the latest date for which deposit market share data has been released by the FDIC, the Bank's market share of deposits in the Michigan Counties of Iosco, Arenac and Alcona was approximately 27.7%. At March 31, 2009, interest bearing deposits comprised approximately 85.7% of total deposits and time deposits of $100,000 or more comprised 13.5% of interest bearing deposits.~~

~~The Bank offers checking accounts, savings accounts and time deposits, residential real estate mortgages, loans to individuals, commercial enterprises and governmental agencies, installment credit to consumers and small businesses, and other banking services. The Bank's primary lending focus is loans to small and medium sized businesses.~~

~~Competition~~

~~The Company and the Bank compete primarily with commercial banks, savings and loan associations, and credit unions located in and around the Michigan Counties of Iosco, Arenac and Alcona. They also compete with other commercial banks, savings and loan associations, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds operating in Michigan and elsewhere. Many of these competitors have substantially greater resources and lending limits than the Company and the Bank and offer certain services that the Company and the Bank do not currently provide.~~

~~Employees~~

~~Currently, the only employees of the Company are its officers. As of December 31, 2008, the Bank had 50 full-time and 21 part-time employees. The Bank provides a number of benefits for its full time employees,~~

~~including health and life insurance, pensions, workers' compensation, social security, paid vacations, and numerous bank services,~~

~~Property~~

~~The Company's executive offices and its main banking office are located in East Tawas, Michigan, and the Bank also has full services branches in AuGres, Tawas City, Harrisville, Oscoda and Lincoln. The Bank owns all such offices, each of which, except for the Harrisville branch, has a drive-through facility. The complete address of each of the Bank's banking offices is provided in the table below.~~

~~East Tawas Office (main)~~	~~301 Newman Street, East Tawas, Michigan 48730~~
~~Tawas City Office~~	~~410 East Lake Street, Tawas City, Michigan 48763~~
~~Oscoda Office~~	~~5077 North US-23, Oscoda, Michigan 48750~~
~~Lincoln Office~~	~~327 Traverse Bay Road, Lincoln, Michigan 48742~~
~~AuGres Office~~	~~3150 East Huron, AuGres, Michigan 48703~~
~~Harrisville Office~~	~~423 East Main Street, Harrisville, Michigan 48740~~

MANAGEMENT

Directors and Officers

The following table contains pertinent information concerning the present directors and executive officers of the Company and the Bank.

Name and Residence Address	Principal Occupation for Last 5 Years	Age	Year That Service Began	Company/Bank Position	Shares Owned Directly or Beneficially as of 12/31/~~2007~~2008	Exercisable Options	% Ownership of Company
~~Matthew A. Pollard 1941 E. Twin Lake Rd. Lupton, MI~~	~~Pres/CEO, Huron Community Bank[(1)]; and Community President, First Community Bank, Cheboygan, MI~~	~~56~~	~~2007~~	~~President, CEO Director~~	~~656.70~~	~~0~~	~~.11%~~
Robert M. Beneson 4500 Hillcrest Avenue Oscoda, MI 49750	~~Retired~~ Banker, Huron Community Bank[(1)]	66	1988	President, CEO Director/ ~~Director~~	19,731.02	21,000	7.16%
Wayne Bigelow 2118 East Huron Road Au Gres, MI 48703	Owner and President, Marine Transport, AuGres, MI	55	1997	Director, Treasurer/ Director	16,524.50	6,508	4.05%
David H. Cook 4385 M-72 Harrisville, MI 48740	Attorney, David H. Cook, PC	46	2003	Director/ Director	1,675.75	3,111	.84%
Matthew W. Buresh	Funeral Director, Buresh Funeral	38	2006	Director/	75.5	1,258	.23%

Name and Residence Address	Principal Occupation for Last 5 Years	Age	Year That Service Began	Company/Bank Position	Shares Owned Directly or Beneficially as of 12/31/~~2007~~2008	Exercisable Options	% Ownership of Company
4507 Gowen Rd. East Tawas, MI 48730	Home			Director			
Thomas B. Huck 1395 Laidlaw Tawas City, MI 48763	Attorney, Thomas B. Huck, PC	62	1984	Director, VP/Director	6,163.50	2,650	1.55%
Monty L. Kruttlin 100 Williams Dr. Harrisville, MI 48740	President, Alcona Tool	71	2002	Director/ Secretary/ Director	4,432.75	3,473	1.39%
Alan J. Stephenson 2051 East Huron East Tawas, MI 48730	CPA, Stephenson, Gracik & Co., PC	57	1988	Chairman/ Chairman	16,482.5	12,159	5.03%
John A. Emmendorfer 1056 Park Dr. East Tawas, MI	Senior VP, Senior Loan Officer, Huron Community Bank(2)	46	2008	Senior VP/ Senior Loan Officer	0	0	0
David McMahon 907 W. Lake Street Unit 9 Tawas City, MI	Senior VP, Operations Officer, Huron Community Bank(3)	50	2009	Senior VP/ Operations Officer	0	0	0

(1) ~~Matthew A. Pollard has 37 years of banking experience holding various positions with several banks including President, Senior Vice President, Regional Market Executive and Community Bank President.~~Robert M. Beneson, who initially retired from the Company in 2008, resumed his duties as President and CEO following the resignation of Matthew A. Pollard in September 2009.

(2) John A. Emmendorfer, Jr. has 20 years of banking experience holding various positions with several banks including President, Senior Vice President, Vice President and Credit Analyst.

(3) David McMahon was employed by the bank until February, 2008 and returned in April, 2009.

All directors and officers of the Company and the Bank as a group owned 116,901.85 shares of Common Stock, representing approximately 18.12% of the outstanding shares of Common Stock as of December 31, 2008.

The Company has granted options to acquire a total of 63,735 shares of Common Stock to the directors and certain key employees pursuant to its 1996 Nonemployee Directorl Stock Option Plan, 1996 Employee Stock Option Plan, 2005 Nonemployee Director' Stock Option Plan and 2005 Employee Stock Option Plan. The options are exercisable at any time prior' to the respective expiration dates, ten years after grant date. The Company has also granted options to acquire a total of 12,199 shares to certain directors pursuant to its 1997 Nonemployee Director Discretionary Stock Option and 2005 Nonemployee Director Discretionary Stock Option Plan. The exercise price under all of the foregoing options is the fair market value of the shares on the respective grant dates.

Compensation of Executive Officers and Directors

- The following table sets forth: (i) the aggregate compensation paid by the ~~Company~~ Bank to its three highest paid executive officers for 2008; and (ii) the projected aggregate compensation to be paid by the ~~Company~~ Bank to such individuals for 2009.

NAME AND TITLE OF SENIOR EXECUTIVE OFFICERS	CAPACITIES IN WHICH COMPENSATION WAS RECEIVED	AGGREGATE COMPENSATION FOR EACH OF THE NAMED OFFICERS AS A GROUP FOR 2008*	PROJECTED AGGREGATE COMPENSATION FOR EACH OF THE NAMED OFFICERS AS A GROUP FOR 2009~~**~~
Matthew A. Pollard, Former President & CEO (Resigned September 2009)	Compensation for each individual identified consists of annual salary and a discretionary annual cash bonus. Compensation for Messrs. Pollard and Beneson also includes fees for service as members of the board of directors.	$ 419,702.00	$ 395,500.00
Robert M. Beneson President & CEO (~~r~~Retired ~~6/27/~~June 2008 and resumed position in September 2009)			
John A. Emmendorfer Senior VP, Senior Loan Officer			
David McMahon, Senior VP			

* Does not include compensation paid to David McMahon, who was not one of the three highest paid individuals during 2008.

~~** Does not include compensation paid to Robert M. Beneson, who retired on June 27, 2008 and will not be one of the three highest paid individuals during 2009.~~

Directors of the Company do not receive compensation for their services as directors. Directors of the Bank receive $1,000 for each meeting of the Board of Directors of the Bank attended. The Chairman receives an additional $50 for each meeting of the Board of Directors of the Bank attended. Members of the Bank's credit and audit committee receive $250 for each meeting of such committee attended. Members of the Bank's other committees receive $175 for each meeting of such committee attended. Certain outside directors have also been designated as board officers of the holding company, but those individuals receive no additional compensation for serving in such capacities and have no additional policy making functions beyond their capacities as directors.

Transactions with Management

Some of the directors, executive officers and principal shareholders of the Company and/or the Bank and the companies with which they are associated are customers of and have had banking transactions with the Bank or lending company in the ordinary course of business. All loans and commitments for loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as were prevailing at the time for comparable transactions with other persons. Such loans and commitments for loans do not involve more than a normal risk of collectability or present other unfavorable features. The Company and/or the Bank also expect to continue to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terns, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. Such transactions will not involve more than the normal risk of collectability or present other unfavorable features. The following table sets forth the respective aggregate loan balances for each of the directors, executive officers principal shareholders, along with their respective affiliates, as of April 30, 2009.

Individual **Loan Balance**

~~Matthew A. Pollard~~	~~$514,768.54~~
Robert M. Beneson	$489,423.37
Wayne Bigelow	$556,168.22
David H. Cook	$306,480.41
Matthew W. Buresh	$387,833.98
Thomas B. Huck	$375,883.28
Monty L. Kruttlin	$958,913.07
Alan J. Stephenson	$676,642.48
David McMahon	$140,327.88

PRINCIPAL SHAREHOLDERS

As of the date hereof, no person owned of record or beneficially more than 10% of the outstanding shares of Common Stock. It is the intent of the Company that no persons, including affiliates of such person, will own greater than 10% of the outstanding shares of Common Stock subsequent to the Offering. However, it is possible that the 401(k) plan established for the benefit of the Bank's employees may in the aggregate hold greater than 10% of the Company's outstanding shares in the future, although no individual participant will have greater than 10% allocated to his/her individual account.

USE OF PROCEEDS

While the Company has no specific plans for the investment of the proceeds of this Offering, it anticipates that the majority of the net proceeds will be used to further capitalize the Bank in order to fund its general corporate purposes, including, but not necessarily limited to, the continued support of residential and commercial lending activity in the communities it serves. ~~The Company has no specific plans for the investment of the proceeds of this Offering,~~ Some potential additional uses of the funding include~~and it may use the proceeds from the Offering~~:

- ~~for general corporate purposes, including to further capitalize the Bank;~~
- to invest in securities;
- to pay dividends to stockholders;
- to repurchase shares of its common stock; ~~and~~
- to finance the possible acquisition of financial institutions or other businesses related to banking~~.~~;

~~The Bank may use any proceeds it receives from the Offering:~~

- ~~to fund new loans and develop new loan products;~~
- ~~to invest in securities;~~
- ~~to finance~~or the possible expansion of ~~its~~ business activities~~; and~~
- ~~for other general corporate purposes~~.

While the Company anticipates using the majority of net proceeds to further capitalize the Bank, some net proceeds may be retained at the parent company for general corporate purposes. There are currently no plans, arrangements, or understandings regarding the possible acquisition of another financial institution or other business related to banking.

DESCRIPTION OF CAPITAL STOCK

The following description of the capital stock of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Restated Articles.

General

The Company's total authorized capital stock currently consists of (i) 20,000 shares of preferred stock, $100.00 par value per share (the "Preferred Stock") none of which is issued as outstanding, and (ii) 1,000,000 shares of common stock, $1.00 par value per share.

The Bank is the registrar and transfer agent for the Preferred Stock and the Common Stock.

Preferred Stock

Dividends. Holders of shares of Preferred Stock are entitled to cash dividends on the par value thereof at a rate per annum equal to the sum of the base or prime lending rate then charged by Cole-Taylor Bank of Chicago, Illinois, plus one percent. Dividends begin to accrue from the date of initial issuance of the Preferred Stock, are cumulative, and are payable semi-annually on January 31 and July 13 of each year when, as and if declared by the Company's Board of Directors.

Liquidation. In the event of any liquidation, dissolution or winding up of the Company, after payment or provision for payment has been made for the debts and other liabilities of the Company, the holders of shares of Preferred Stock are entitled to receive, out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to or set apart for the holders of Common Stock, a liquidating distribution in an amount equal to the sum of $100 per share plus all accrued and unpaid dividends to the date of payment. If in any case of any such liquidation, dissolution or winding up of the Company, the amounts payable with respect to shares of Preferred Stock are not paid in full, the holders of shares of Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of shares of Preferred Stock of the full preferential amounts to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. A consolidation of merger of the Company with or into one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of the Company

Voting Rights. Except as may be expressly required by applicable law, the holders of Preferred Stock will not be entitled to vote.

Redemption. The Preferred Stock may be redeemed at the option of the Company, in its entirety or in part, at any time or from time to time, at a price of $100 per share, plus accrued and unpaid dividends to the redemption date. Notice of redemption of the Preferred Stock shall be given by mailing the same to each record holder of the shares to be redeemed, not less than 10 days prior to the date fixed for redemption thereof, to the respective addresses of such holders as the same shall appeal on the Company's stock books. If notice of redemption has been given, from and after the redemption date for the shares of the Preferred Stock called for redemption (unless default shall be made by the Company in providing money for the payment of the redemption price of the shares so called for redemption), dividends on the shares of Preferred Stock so called for redemption shall cease to accrue, such shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of the Company (except the right to receive the redemption price) will cease.

Pre-emptive Rights. Holders of shares of Preferred Stock do not have pre-emptive rights,

Common Stock

Subject to the rights of any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors. In the event of liquidation, they are entitled, after payment in full of the liquidation preference of any outstanding Preferred Stock, to share ratably in all assets of Company available for distribution to holders of shares of Common Stock. With respect to the election of directors, and every other issue submitted to them as Company shareholders at a meeting of shareholders or otherwise, the shareholders are entitled to one vote per share of Common Stock. Holders of shares of Common Stock do not have pre-emptive rights.

Limited Transferability of Capital Stock

Under Article III of the Restated Articles of Incorporation of the Company, and except in limited circumstances, none of the outstanding shares of Preferred Stock or Common Stock of the Company (the "capital stock") may voluntarily or involuntarily be transferred or sold unless and until the holder thereof (the "Holder") shall have first offered for sale such shares to the Company and, in the event that the Company fails to accept such offer, to the Incorporators (on a pro rata basis). Such restriction, however, does not apply to a transfer, by whatever means, to a spouse or lineal descendent of the Holder, a corporation, partnership or trust controlled by the Holder or to a trust or to a court appointed fiduciary for the benefit of the Holder,

Any Holder who desires to sell or otherwise transfer any or all of his or her shares of capital stock of the Company (a "Selling Holder") must first offer the same for sale to the Company by giving to the Company written notice, delivered to the President or Secretary of the Company, indicating: (i) the number of shares of capital stock desired to be sold or otherwise transferred; (ii) the name and address of the proposed third-party purchaser(s) (the "Proposed Buyer"); (iii) the per share purchase price offered by the Proposed Buyer and any other material terms of the proposed sale or transfer; and (iv) the number(s) of the subject certificate(s) for the shares of capital stock proposed to be sold.

The Board of Directors of the Company must within 30 days after receipt of the offer of sale (or within 120 days after receipt if acceptance of such offer by the Company requires prior regulatory approval) notify the Selling Holder in writing whether it desires to purchase the shares of capital stock so offered for the sale on the terms and at the "Applicable Purchase Price" (as hereinafter defined). In the event that the Company notifies the Selling Holder of its acceptance of the offer of sale, then the Company's notification will specify a date not less than five nor more than 15 days after the date of such notice as the date on which the shares of capital stock will be purchased by the Company. If the Company fails to purchase and pay for all of the shares of capital stock so offered for sale, it shall be deemed to have rejected the offer.

Upon receipt of written notice of the Company's refusal to purchase the shares of capital stock offered to it for sale, or if the Company does not purchase and pay for such shares of capital stock upon the applicable terms and within the applicable time limitations, the Selling Holder must then offer to sell such shares to the Incorporators on a pro rata basis upon the same terms as were offered to the Company. The offer of sale to the Incorporators must be in writing and must contain the same information as was set forth in the notice to the Company. Within 30 days after receipt of such written offer, the Incorporators may elect to purchase the shares of capital stock so offered at the Applicable Purchase Price and upon the terms offered thereby. Each purchasing Incorporator is entitled to purchase the shares of capital stock offered by the Selling Holder in the same proportion that the number of shares of Common Stock then held by the purchasing Incorporators bears to the total number of shares of Common Stock held by all of the purchasing Incorporators.

Upon the expiration of 30 days following the receipt by the Incorporators of the written offer of sale, and if, and to the extent that, the shares of capital stock so offered to the Incorporators have not been accepted for purchase by the Incorporators, then the Selling Holder may sell or otherwise transfer such shares of capital stock to, and only to, the Proposed Buyer, at the offered price and upon the offered terms. However, if the sale or transfer to the Proposed Buyer is not made within 30 days after the Incorporators' right to purchase such shares of capital stock expires, then the above described provisions of Article III of the Restated Articles of Incorporation of the Company shall again apply to those shares.

The "Applicable Purchase Price" is determined as follows: If a Holder desires to sell and transfer shares of capital stock of the Company pursuant to a written bona fide offer to purchase received by the Holder from an unrelated third party in an aims-length transaction, the purchase price at which the Company, and the Incorporators, as the case may be, shall be entitled to purchase the shares proposed to be transferred will be the same price at which the Holder desires to sell and transfer shares to such unrelated third party. If the proposed transfer is a transfer not pursuant to a bona fide third party offer, the purchase by the Company or the Incorporators, as the case may be, shall be at a price equal to the net book value of such shares on the last day of the month preceding the month in which such notice is received~~, as determined by the then independent auditors of the Company~~.

The purchase price to be paid by the Company or the Incorporators, when purchasing capital stock pursuant to the provisions of Article III of the Restated Articles of Incorporation of the Company, is payable in cash in full, unless otherwise agreed between the parties, on the date of the settlement for and delivery of the shares.

In all cases, neither the Company nor any of the Incorporators is required to accept any offer of sale made pursuant to Article III of the Company's Restated Articles of Incorporation. Failure of the Company or any of the Incorporators to purchase any shares of capital stock offered for sale and the sale or transfer thereof to any other person, firm or corporation, shall not, as to any future sale or other transfer of said shares, or of any shares of capital stock issued in lieu thereof, discharge any of such shares of capital stock from any of the obligations and restrictions contained in the Restated Articles of Incorporation of the Company, as such obligations and restrictions are intended to apply to any and all sales or other transfers of shares of capital stock of the Company whenever, however or by whomever acquired.

DESCRIPTION OF SHAREHOLDER RIGHTS

The following discussion is not meant to be relied upon as an exhaustive list or detailed description of the rights of holders of the Company's equity securities, and is not intended to constitute a detailed description of the Company's Restated Articles of Incorporation and Bylaws (collectively, the "Charter Documents") and the Michigan Business Corporation Act, as amended (the "MBCA "). The following discussion is qualified in its entirety by reference to the Charter Documents and the MBCA.

General

The provisions of the Charter Documents and the MBCA govern the rights of holders of the Company's equity securities.

Board of Directors; Removal of Directors

The size of the whole Board of Directors of the Company is nine. The Board of Directors of the Company is divided into three classes of three directors each, with the term of office of one of such classes expiring in each year. At each annual meeting of shareholders, the successors to the directors of the class whose term is expiring at that time are elected to hold office for a term of three years. The provision in the Restated Articles of Incorporation of the Company setting forth the number and classification of the Board of Directors of the Company may not be amended, supplemented, modified or repealed unless (i) a majority of the Board of Directors of the Company recommends such a change and it is approved by not less than 66 2/3% of the outstanding voting shares, or (ii) such change is approved by not less than 80% of the outstanding voting shares.

With respect to an election of directors, a holder of Common Stock is entitled to one vote for each share held.

Under the MBCA, directors may be removed with or without cause unless the corporation's articles of incorporation provides otherwise. Since the Company's Restated Articles of Incorporation contain no contrary provision, the Company's directors are subject to removal by shareholders with or without cause.

Shareholder Voting Requirements

Generally, pursuant to the MBCA, all matters submitted to a vote of the Company's shareholders, are determined by a vote of the holders of shares entitling them to exercise a majority of the voting power of the Company. There are certain key exceptions to this general rule. First, directors are elected by the affirmative vote of a plurality of the vote cast at an election. Second, "supermajority" votes are required under the Restated Articles to amend certain sections of the Restated Articles, or to approve a sale, merger, consolidation or similar transaction (See "Board of Directors; Removal of Directors" above and "Anti-takeover Laws and Charter Provisions" below). Third, the MBCA imposes special voting requirements in connection with certain change of control transactions (See "Anti-Takeover Laws and Charter Provisions" below).

Anti-Takeover Laws and Charter Provisions

The Company is subject to the Michigan "Fair Price" statute (Chapter 7A of the MBCA), which applies to certain "business combinations" such as mergers, substantial sales of assets or securities issuances and liquidation, recapitalization or reorganization plans. Generally, this statute requires, for a business combination with an "interested shareholder" (generally, the holder of 10% or more of a class of a corporation's voting stock), an advisory statement from the corporation's board of directors, the approval of holders of 90% of each class of the corporation's outstanding voting stock and the approval of two-thirds of the holders of each such class other than the interested shareholder. The supermajority voting requirements do not apply where the interested shareholder's offer meets certain price, form of consideration and procedural requirements designed to make such offers fair to all shareholders or where the board of directors has approved the transaction with respect to a particular interested shareholder prior to the interested shareholder becoming an interested shareholder.

The Company's Restated Articles of Incorporation also contain certain provisions permitted under Michigan law that may have anti-takeover effect. For example, the Company's Restated Articles of Incorporation provide rights of refusal to the Company and the Incorporators in connection with proposed transfers of shares of capital stock of the Company. The Restated Articles of Incorporation of the Company also specifically provide for nine directors, divided into three classes of three directors each. The election of classes of directors for staggered three-year terms makes it difficult to force an immediate change in the Board of Directors of the Company, since only one-third of the Board of Directors of the Company would be elected in any one year. In addition: (i) approval of the Board of Directors of the Company and 66-2/3% of all of the outstanding voting shares in the aggregate or (ii) approval by holders of 80% of the outstanding voting shares, in the aggregate, are required to authorize a sale, merger, consolidation or similar transaction concerning the Company. These provisions and limitations will make it more difficult for third parties to acquire control of the Company without the support of the Board of Directors of the Company and a significant percentage of its shareholders. However, these provisions also could deter offers that might be viewed by certain shareholders to be in their best interest.

Special Meetings of Shareholders

The Company's By-laws provide that a special meeting of shareholders may be called by the Board of Directors of the Company or by shareholders of record holding in the aggregate 10% or more of the outstanding voting stock for any purpose

Director Liability and Indemnification

The MBCA provides that a Michigan corporation, such as the Company, may indemnify a director, officer, employee or agent of the corporation (an "Indemnitee") against the Indemnitee's expenses and judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) involving the Indemnitee by reason of the fact that the Indemnitee is or was a director, officer, employee or agent of the corporation, if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The MBCA also provides that in derivative actions, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses actually and reasonably incurred by the Indemnitee to the extent that the Indemnitee is successful on the merits or otherwise in any such action, suit or proceeding or in the defense of any claim, issue or matter therein. Under the MBCA, no indemnification shall be made with respect to any claim, issue or matter as to which an Indemnitee shall have been adjudged to be liable to the corporation unless and only to the extent that the court shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. The MBCA also generally permits the advancement of reasonable expenses and empowers the corporation to purchase and maintain directors' and officers' insurance.

Article II, Section 8 of the By-laws of the Company contain provisions authorizing indemnification of directors, officers, employees and agents of the Company that are substantially similar to those set forth in the MBCA.

Payment of Dividends

Under the MBCA, a corporation may not make distributions to its shareholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus, unless the corporation's articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential lights are superior to those receiving the distribution

In addition to the dividend restrictions imposed under the MBCA, the Company and the Bank are subject to certain regulatory restrictions. See "Certain Regulatory Considerations -Payment of Dividends".

Charter Amendments

Under the MBCA, a corporation's articles of incorporation may be amended by the affirmative vote of a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock entitled to vote thereon as a class, subject to such supermajority vote requirements as may be provided for in the corporation's articles of incorporation. Except for certain provisions thereof which are subject to supermajority vote requirements as described above, the Company's Restated Articles of Incorporation may be amended by the affirmative vote of a majority of the outstanding shares of Common Stock.

Under the MBCA, the shareholders or the board of directors of the corporation may adopt, amend or repeal the by-laws unless the articles of incorporation or by-laws of the corporation provide that the power to adopt new by-laws is reserved exclusively to the shareholders or that the by-laws or any particular by-law shall not be altered or repealed by the board of directors. The Company's By-laws provide that they may be amended by a two-thirds' vote of the Board of Directors of the Company or by a majority Company's shareholders.

Other Matters

The Company's Restated Articles of Incorporation contain a provision authorizing shareholder action by less than unanimous written consent, as permitted by the MBCA

The MBCA provides dissenters' rights of appraisal. The MBCA expressly authorizes shareholders of a Michigan corporation to exercise dissenters' rights with respect to certain amendments to the articles of incorporation of such Michigan corporation which adversely affect the lights of the class of shares held by them. The MBCA expressly permits shareholders to exercise dissenters' rights of appraisal in connection with the sale or exchange of all or substantially all of the property of a Michigan corporation if the shareholder is entitled to vote thereon.

The MBCA provides voting rights with respect to mergers, sales of substantially all of the assets of a corporation and other extraordinary corporate transactions.

~~SUPERVISION AND REGULATION~~

~~The following is a summary of certain statutes and regulations affecting us. This summary is qualified in its entirety by reference to the particular statutes and regulations. A change in applicable laws or regulations may have a material effect on us and our Bank.~~

~~General~~

~~Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, our growth and earnings performance can be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "FDIC"), the Michigan Office of Financial and Insurance Regulation (the "OFIR"), the Internal Revenue Service, and state taxing authorities. The effect of such statutes, regulations and policies and any changes thereto can be significant and cannot be predicted.~~

~~Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC's deposit insurance funds, our depositors, and the public, rather than our shareholders.~~

~~Federal law and regulations establish supervisory standards applicable to the lending activities of our Bank, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.~~

~~Recent Regulatory Developments~~

~~*Emergency Economic Stabilization Act of 2008.* On October 3, 2008, Congress enacted the Emergency Economic Stabilization Act of 2008 ("EESA"). EESA enables the federal government, under terms and conditions developed by the Secretary of the United States Department of the Treasury ("UST"), to insure troubled assets, including mortgage-backed securities, and collect premiums from participating financial institutions. EESA includes, among other provisions: (a) the $700 billion Troubled Assets Relief Program ("TARP"), under which the Secretary of the UST is authorized to purchase, insure, hold, and sell a wide variety of financial instruments, particularly those that are based on or related to residential or commercial mortgages originated or issued on or before March 14, 2008; and (b) an increase in the amount of deposit insurance provided by the FDIC. Both of these specific provisions are discussed in the below sections.~~

~~*Troubled Assets Relief Program (TARP).* Under TARP, the UST authorized a voluntary capital purchase program ("CPP") to purchase senior preferred shares of qualifying financial institutions that elect to participate. Participating companies must adopt certain standards for executive compensation, including (a) prohibiting "golden parachute" payments as defined in EESA to senior executive officers; (b) requiring recovery of any compensation paid to senior executive officers based on criteria that is later proven to be materially inaccurate; and (c) prohibiting incentive compensation that encourages unnecessary and excessive risks that threaten the value of the financial institution. The terms of the CPP also limit certain uses of capital by the issuer, including repurchases of company stock and increases in dividends.~~

~~*Federal Deposit Insurance Coverage.* EESA temporarily raised the limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. Separate from EESA, in October 2008, the FDIC also announced the Temporary Liquidity Guarantee Program. Under one component of this program, the FDIC temporarily provides unlimited coverage for noninterest bearing transaction deposit accounts through December 31, 2009. The limits are scheduled to return to $100,000 on January 1, 2010.~~

~~*Financial Stability Plan.* On February 10, 2009, the UST announced the Financial Stability Plan ("FSP"), which is a comprehensive set of measures intended to shore up the U.S. financial system and earmarks the balance of the unused funds originally authorized under EESA. The major elements of the FSP include: (i) a capital assistance program that will invest in convertible preferred stock of certain qualifying institutions, (ii) a consumer and business lending initiative to fund new consumer loans, small business loans and commercial mortgage asset-backed securities issuances, (iii) a new_public-private investment fund that will leverage public and private capital with public financing to purchase up to $500 billion to $1 trillion of legacy "toxic assets" from financial institutions, and (iv) assistance for homeowners by providing up to $75 billion to reduce mortgage payments and interest rates and establishing loan modification guidelines for government and private programs.~~

~~Financial institutions receiving assistance under the FSP going forward will be subject to higher transparency and accountability standards, including restrictions on dividends, acquisitions and executive compensation and additional disclosure requirements. We cannot predict at this time the effect that the FSP may have on us or our business, financial condition or results of operations.~~

~~*American Recovery and Reinvestment Act of 2009.* On February 17, 2009, Congress enacted the American Recovery and Reinvestment Act of 2009 ("ARRA"). In enacting ARRA, Congress intended to provide a stimulus to the U.S. economy in light of the significant economic downturn. AARA ARRA includes federal tax cuts, expansion of unemployment benefits and other social welfare provisions, and numerous domestic spending efforts in education, healthcare and infrastructure. ARRA also includes numerous non-economic recovery related items, including a limitation on executive compensation in federally-aided financial institutions, including banks that have received or will receive assistance under TARP.~~

~~Under ARRA, a financial institution will be subject to the following restrictions and standards throughout the period in which any obligation arising from financial assistance provided under TARP remains outstanding:~~

- ~~Limits on compensation incentives for risk taking by senior executive officers;~~
- ~~Requirement of recovery of any compensation paid based on inaccurate financial information;~~
- ~~Prohibition on "golden parachute payments" as defined in AARA~~ARRA~~;~~
- ~~Prohibition on compensation plans that would encourage manipulation of reported earnings to enhance the compensation of employees;~~
- ~~Establishment of board compensation committees by publicly-registered TARP recipients comprised~~

entirely of independent directors, for the purpose of reviewing employee compensation plans;

- Prohibition on bonuses, retention awards, and incentive compensation, except for payments of long-term restricted stock; and
- Limitation on luxury expenditures.

In addition, TARP recipients will be required to permit a separate shareholder vote to approve the compensation of executives. The chief executive officer and chief financial officer of each TARP recipient will be required to provide a written certification of compliance with these standards to the SEC.

The foregoing is a summary of requirements to be included in standards to be established by the Secretary of the UST.

Homeowner Affordability and Stability Plan. On February 18, 2009, President Obama announced the Homeowner Affordability and Stability Plan ("HASP"). HASP is intended to support a recovery in the housing market and ensure that workers can continue to pay off their mortgages through the following elements:

- Access to low-cost refinancing for responsible homeowners suffering from falling home prices;
- A $75 billion homeowner stability initiative to prevent foreclosure and help responsible families stay in their homes; and
- Support low mortgage rates by strengthening confidence in Fannie Mae and Freddie Mac.

Many details related to these new regulatory developments have yet to be established. We continue to monitor these developments and assess their potential impact on our business.

Huron Community Financial Services, Inc.

General. We are a registered bank holding company that has made an election with the Federal Reserve to operate as a financial holding company. Consequently, the Company is subject to regulation by the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). Under the BHCA, we are subject to periodic examination by the Federal Reserve, and are required to file periodic reports of operations and such additional information as the Federal Reserve may require.

Source of Strength and Capital Maintenance. In accordance with Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to commit resources to support the subsidiary banks in circumstances where the bank holding company might not do so in the absence of such policy.

In addition, if the OFIR deems a bank's capital to be impaired, the OFIR may require a bank to restore its capital by special assessment upon a bank holding company, as the bank's sole shareholder. If the bank holding company failed to pay such assessment, the directors of that bank would be required, under Michigan law, to sell the shares of bank stock owned by the bank holding company to the highest bidder at either public or private auction and use the proceeds of the sale to restore the bank's capital.

Investments and Activities. In general, any direct or indirect acquisition by a bank holding company of any voting shares of any bank which would result in the bank holding company's direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of the bank holding company with another bank holding company, will require the prior written approval of the Federal Reserve under the BHCA. In acting on such applications, the Federal Reserve must consider various statutory factors including the effect of the proposed transaction on competition in relevant geographic and product markets, and each party's financial condition, managerial resources, and record of performance under the Community Reinvestment Act.

In addition and subject to certain exceptions, the Change in the Bank Control Act ("Control Act") and regulations promulgated thereunder by the Federal Reserve, require any person acting directly or indirectly, or through or in concert with one or more persons, to give the Federal Reserve 60 days' written notice before acquiring control of a bank holding company. In general, transactions which are presumed to constitute the acquisition of control include the acquisition of any voting securities of a bank holding company if, after the transaction, the acquiring person (or persons acting in concert) owns, controls or holds with power to vote 10% or more of any class of voting securities of the institution. The acquisition may not be consummated subsequent to such notice if the Federal Reserve issues a notice within 60 days, or within certain extensions of such period, disapproving the acquisition.

The merger or consolidation of an existing bank subsidiary of a bank holding company with another bank, or the acquisition by such a subsidiary of the assets of another bank, or the assumption of the deposit and other liabilities by such a subsidiary requires the prior written approval of the responsible Federal depository institution regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the BHCA. In addition, in certain cases an application to, and the prior approval of, the Federal Reserve under the BHCA and/or OFIR under Michigan banking laws, may be required.

With certain limited exceptions, the BHCA prohibits any bank holding company from engaging, either directly or indirectly through a subsidiary, in any activity other than managing or controlling banks unless the proposed non banking activity is one that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto. Under current Federal Reserve regulations, such permissible non-banking activities include such things as mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. Eligible bank holding companies that have elected to operate as financial holding companies (such as the Company) may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance activities and any other activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature, incidental to any such financial activity or complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Bank Holding Company Act generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank or financial holding companies.

Dividends. Most of our revenues are received in the form of dividends paid by our Bank. Thus, our ability to pay dividends to our shareholders is indirectly limited by statutory restrictions on the ability of our Bank to pay dividends, as discussed below. Further, in a recent policy statement, the Federal Reserve has expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. As with most other insured depository institutions, the Company has experienced some deterioration in its earnings in the wake of the financial crisis that gripped the country beginning in the third quarter of 2008. However, the Company does not expect this deterioration to have any significant long term impact on the ability of the Company to pay dividends. Nonetheless, the Company will continue to evaluate the payment of dividends to ensure that they are consistent with the Company's mandate to act as a source of financial strength for its subsidiary depository institutions.

In addition to the restrictions on dividends imposed by the Federal Reserve, the Michigan Business Corporation Act provides that dividends may be legally declared or paid only if after the distribution, a corporation can pay its debts as they come due in the usual course of business and its total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock whose preferential rights are superior to those receiving the distribution.

The Bank

General. Our Bank is a Michigan banking corporation, is a member of the Federal Reserve System and its deposit accounts are insured by the Deposit Insurance Fund ("DIF") of the FDIC. As a member of the Federal Reserve System, and a Michigan chartered bank, our Bank is subject to the examination, supervision, reporting and enforcement requirements of the Federal Reserve Board as its primary regulator, and OFIR, as the chartering authority for Michigan banks. These agencies and the federal and state laws applicable to our Bank and its operations, extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts, and the safety and soundness of banking practices.

Deposit Insurance. As an FDIC insured institution, our Bank is required to pay deposit insurance premium assessments to the FDIC. Under the FDIC's risk-based assessment system for deposit insurance premiums, all insured depository institutions are placed into one of four categories and assessed insurance premiums based primarily on their level of capital and supervisory evaluations.

The FDIC is required to establish assessment rates for insured depository institutions at levels that will maintain the Deposit Insurance Fund (DIF) at a Designated Reserve Ratio (DRR) selected by the FDIC within a range of 1.15% to 1.50%. The FDIC is allowed to manage the pace at which the reserve ratio varies within this range. Under the FDIC's risk-based rate schedule, well managed and well capitalized banks pay a lower assessment (calculated as an annual rate against the bank's deposit base) for deposit insurance premiums than do banks deemed to pose more significant supervisory concerns. Premiums are assessed and collected quarterly by the FDIC. FDIC insurance assessments could increase in the future due to continued depletion of the DIF.

In addition, in 2008, the Bank elected to participate in the FDIC's Transaction Account Guarantee Program (TAGP). Under the TAGP, funds in non-interest bearing transaction accounts, in interest bearing transaction accounts with an interest rate of 0.50% or less, and in Interest on Lawyers Trust Accounts (IOLTA) will have a temporary (until December 31, 2009) unlimited guarantee from the FDIC. The coverage under the TAGP is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules which insure accounts up to $250,000. Participation in the TAGP requires the payment of additional insurance premiums to the FDIC. However, these additional premiums have not materially impacted the Bank to date, and are not expected to materially impact the Bank prior to the expiration of the program.

FICO Assessments. Our Bank, as a member of the DIF, is subject to assessments to cover the payments on outstanding obligations of the Financing Corporation ("FICO"). FICO was created to finance the recapitalization of the Federal Savings and Loan Insurance Corporation, the predecessor to the FDIC's Savings Association Insurance Fund which was created to insure the deposits of thrift institutions and was merged with the Bank Insurance Fund into the newly formed DIF in 2006. From now until the maturity of the outstanding FICO obligations in 2019, DIF members will share the cost of the interest on the FICO bonds on a pro rata basis.

OFIR Assessments. Michigan banks are required to pay supervisory fees to the OFIR to fund their operations. The amount of supervisory fees paid by a bank is based upon the bank's total assets.

Capital Requirements. The Federal Reserve has established the following minimum capital standards for state-chartered, FDIC insured member banks, such as our Bank: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly rated banks with minimum requirements of 4% to 5% for all others, and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one half of which must be Tier 1 capital. Tier 1 capital consists principally of shareholders' equity. These capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, Federal Reserve regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Federal regulations define these capital categories as follows:

	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Leverage Ratio
Well capitalized	10% or above	6% or above	5% or above
Adequately capitalized	8% or above	4% or above	4% or above
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%
Critically undercapitalized	—	—	A ratio of tangible equity to total assets of 2% or less

At December 31, 2008, our Bank's ratios exceeded minimum requirements for the well capitalized category.

Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rates the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.

In general, a depository institution may be reclassified to a lower category than is indicated by its capital levels if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

Dividends. Under Michigan law, banks are restricted as to the maximum amount of dividends they may pay on their common stock. Our Bank may not pay dividends except out of its net income after deducting its losses and bad debts. A Michigan state bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend.

As a member of the Federal Reserve System, our Bank is required to obtain the prior approval of the Federal Reserve Board for the declaration or payment of a dividend if the total of all dividends declared in any year will exceed the total of (a) the Bank's retained net income (as defined by federal regulation) for that year, *plus* (b) the Bank's retained net income for the preceding two years. Federal law generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. In addition, the Federal Reserve may prohibit the payment of dividends by a bank, if such payment is determined, by reason of the financial condition of the bank, to be an unsafe and unsound banking practice or if the bank is in default of payment of any assessment due to the FDIC.

Insider Transactions. Our Bank is subject to certain restrictions imposed by the Federal Reserve Act on "covered transactions" with us, which include investments in our stock or other securities issued by us or our subsidiaries, the acceptance of our stock or other securities issued by us or our subsidiaries as collateral for loans and extensions of credit to us or our subsidiaries. Certain limitations and reporting requirements are also placed on extensions of credit by our Bank to its directors and officers, to our directors and officers, to our principal shareholders, and to "related interests" of such directors, officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person becoming one of our directors or officers or a principal shareholder may obtain credit from banks with which our Bank maintains a correspondent relationship.

Safety and Soundness Standards. Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the FDIC adopted guidelines to establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

Investment and Other Activities. Under federal law and regulations, FDIC insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC insured state banks and their subsidiaries, subject to certain exceptions, from engaging as a principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the bank's primary federal regulator determines the activity would not pose a significant risk to the DIF. Impermissible investments and activities must be otherwise divested or discontinued within certain time frames set by the bank's primary federal regulator in accordance with federal law. These restrictions are not currently expected to have a material impact on the operations of our Bank.

Consumer Banking. Our Bank's business includes making a variety of types of loans to individuals. In making these loans, our Bank is subject to state usury and regulatory laws and to various federal statutes, including the privacy of consumer financial information provisions of the Gramm Leach Bliley Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, and the regulations promulgated under these statutes, which (among other things) prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage loan servicing activities of our Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. In receiving deposits, our Bank is subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon our Bank and its directors and officers.

Branching Authority. Michigan banks, such as our Bank, have the authority under Michigan law to establish branches anywhere in the State of Michigan, subject to receipt of all required regulatory approvals. Banks may establish interstate branch networks through acquisitions of other banks. The establishment of *de novo* interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed only if specifically authorized by state law.

Michigan permits both U.S. and non-U.S. banks to establish branch offices in Michigan. The Michigan Banking Code permits, in appropriate circumstances and with the approval of the OFIR (1) acquisition of Michigan banks by FDIC insured banks or savings banks located in other states, (2) sale by a

~~Michigan bank of branches to an FDIC insured bank or savings bank located in a state in which a Michigan bank could purchase branches of the purchasing entity, (3) consolidation of Michigan banks and FDIC insured banks or savings banks located in other states having laws permitting such consolidation, (4) establishment of branches in Michigan by FDIC insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting a Michigan bank to establish a branch in such jurisdiction, and (5) establishment by foreign banks of branches located in Michigan.~~

THE OFFERING

General

Up to 25,000 shares of Common Stock are being offered to shareholders residing in the States of Michigan, Florida and Oregon pursuant to the Huron Community Financial Services, Inc. Automated Dividend Reinvestment Plan (the "Plan"). The Shares have not been registered with the Securities and Exchange Commission ("SEC") pursuant to an exemption for limited offerings under Section 3(b) of the Securities Exchange Act of 1934 and SEC Regulation A thereunder, which provides an exemption for public offerings that do not exceed $5 million~~ in any 12 month period~~. This exemption requires the Company to file an offering statement with the SEC, consisting of a notification, a copy of the offering document, and certain exhibit items.

Even though the Shares have not been registered with the SEC, securities sold pursuant to Regulation A can be offered publicly and are not deemed to be "restricted" under the Federal securities laws, which means they are freely transferable in the secondary market after the offering. However, the Company's Articles of Incorporation do impose certain transfer restrictions that are independent of the securities laws. These restrictions are discussed in the section of this offering circular captioned "Description of Capital Stock."

SEC Regulation A requires an offering circular to be revised during the course of an offering when the information it contains has become outdated, material developments have occurred, or there has been a fundamental change in the information initially presented. With respect to offering circulars used in connection with continuous offerings, including offerings in connection with dividend reinvestment plans, such offering circulars shall be annually updated to include updated financial statements. Every revised or updated offering circular shall be filed with the SEC as an amendment to the offering statement and requalified in accordance with SEC Regulation A.

The Shares have been registered under the Michigan Uniform Securities Act pursuant to a registration statement filed with the Michigan Department of Labor and Economic Growth.

The Offering is being made on a "best efforts, no minimum" basis, which means that no one is guaranteeing that any number of the Shares will be sold. The Company has reserved 25,000 Shares for issuance pursuant to the Plan for the next year. All costs and expenses incurred as a result of the Offering will be borne by the Company. The Company estimates the legal fees and accounting charges incurred by it in connection with the Offering to be approximately $25,000.

Description of the Plan

The Plan is described in the following questions and answers. The Plan was approved by the Board of Directors of the Company on May 15, 1997, and became effective as of June 1, 1997. All shares of Common Stock issued and to be issued by the Company pursuant to the Plan have been or will be, when issued, fully paid and nonassessable. The Plan does not guarantee the payment of any future dividends, which will continue to be declared and paid out of funds legally available therefore in the sole discretion of the Company's Board of Directors.

1. *What is the Plan?*

The Plan provides that the Company's eligible shareholders may reinvest their cash dividends automatically in shares of Common Stock.

2. *What is the purpose of the Plan and what are its advantages?*

The Plan offers a convenient and economical way for holders of record of the Company's Common Stock to increase their ownership of shares of Common Stock without incurring brokerage commissions or service charges and without having to pay full dealer mark-ups, if any. The Plan permits fractions of shares to be purchased.

To the extent that shares purchased under the Plan are purchased from the Company from its authorized and unissued shares of Common Stock, the Company will use the proceeds of the sale for working capital or other general corporate purposes.

3. *Who administers the Plan and what reports will participants receive concerning the Plan?*

Huron Community Bank (acting as the "Agent") will administer the Plan. The Agent will send each participant a statement as soon as practicable following each purchase of shares of Common Stock. The Agent will also provide Plan participants with copies of any amendments to the Plan and any offering materials relating to the Plan together with information for reporting dividend income for federal income tax purposes. Shares purchased will be issued and maintained as "book entry"' non-certificated securities of the Company. This means that paper stock certificates for shares purchased will not be issued or sent to participants (except upon specific request of the participant), to protect participants from loss, theft or destruction of stock certificates.

All inquiries, notices, requests and other communications by participants concerning the Plan should be sent to the Agent at:

Huron Community Bank
301 Newman Street
East Tawas, Michigan 48730

Participants may also contact the Agent by telephone at (989)362-6700.

The Company reserves the right to change the Agent for the Plan at any time and without prior notice to Plan participants. In the event the Agent resigns, the Company will make such other arrangements as it deems appropriate for administration of the Plan.

4. *Who is eligible to participate in the Plan?*

Any shareholder of record of the Company to whom the Company may legally offer and sell shares, in light of such steps as the Company may take from time to time to make such offers and sales) is eligible to participate in the Plan. However, any shareholder owning more than 9.9% of the outstanding shares of Common Stock will not be eligible to participate in the Plan. If any shareholder owns stock which is registered in a different name and wishes to participate in the Plan, he or she must first withdraw his or her shares from "street name" or other registration and register the stock in his or her own name.

In addition, the Company is currently limiting this Offering to shareholders residing in those States which had participants under the Plan as of December 31, 2008, which include the States of Michigan, Florida and Oregon. While the Shares have been registered under the securities laws of the State of Michigan, no registration has been made with the States of Florida or Oregon in reliance upon exemptions from registration for sales to existing shareholders and/or isolated transactions. The Company will consider expanding the scope of this offering depending on the level of interest that shareholders residing outside of these States may have in participating in the Plan. In no event will any shareholder residing in a State besides Michigan, Florida and Oregon be able to participate in the Plan until such time as the Shares have been duly registered for sale in the respective State, or an exemption from such registration has been determined by the Company, with the assistance of counsel, to be available.

5. *How does an eligible stockholder participate?*

Any eligible shareholder may participate in the Plan at any time by completing an authorization card and returning it to the Company. The authorization card will contain instructions to the Agent to as to what portions of the cash dividends on shares of Common Stock owned of record by the participant should be used to purchase shares of Common Stock. If an authorization card is received later than the record date for a cash dividend, the dividend will be paid to the participant in cash and participation in the Plan will begin as of the next dividend payment date. The new authorization card, decreasing or increasing the amount of stock subject to the Plan, may be submitted at any time.

Shareholders may choose to either:

- Use all cash dividends paid on all shares owned by the participant at the dividend record date to purchase as many whole and fractional shares as possible.
- Use only a specified percentage of cash dividends paid on all shares owned by the participant at the dividend record date to purchase as many whole and fractional shares as possible. The remaining dividend and any other unused funds will be paid to the participant by check.

A copy of the authorization card, including instructions, is provided with this offering circular.

6. *May participants add their own funds to dividends to purchase more shares under the Plan?*

No. Only cash dividends may be used to purchase shares under the Plan.

7. *When will funds be invested under the Plan?*

Cash dividends will be used to purchase shares of Common Stock on the dividend payment date.

8. *What is the source of shares purchased under the Plan?*

Shares purchased under the Plan will ordinarily come from the authorized and unissued shares of the Common Stock of the Company or from shares held in treasury.

9. *How is the purchase price generally established from time to time under the Plan?*

The price of Common Stock purchased from time to time from the Company with participants' cash dividends will be determined by the Board of Directors in its absolute discretion, and the offering price set by the Board of Directors may have no direct relationship to earnings or fair market value, or any established "market price" for, or actual trades involving, the Company's Common Stock. Solely as one factor in helping to periodically set the purchase price, the Board may, in its absolute discretion, utilize any valuation report of the Company's Common Stock otherwise prepared and delivered for the benefit of the Company by an independent financial advisor experienced in the financial analysis and valuation of financial institutions. Any use of valuation report in this manner is within the discretion of the Board of Directors, which is free to use, or discontinue the use of, such valuation reports in this manner as it sees fit.

Any change in the offering price will be communicated to investors as part of a post-qualification amendment to the Company's offering statement. If necessary, the Company may postpone the declaration and payment of any dividend with respect to a particular period until the post-qualification amendment implementing the new offering price has been filed with the SEC and qualified in accordance with its requirements. On rare occasions, the Company may suspend dividend reinvestments under the Plan while an amendment is pending, and participants will receive cash dividends with respect to any such dividend period. Insofar as practicable, it is the intention of the Company to schedule any amendments to the offering statement to occur immediately subsequent to a dividend payment date in order to minimize any interruptions in the operation of the Plan.

10. *How has the current purchase price of the shares been set?*

The Company's Board of Directors has established the current offering price to be $46.00 per share, which price shall remain in effect until further notice. The current offering price is set at the value determined pursuant tobased in part on a valuation report of the Common Stock as of December 31, 2008, which report was prepared by Austin Associates, LLC, an independent financial advisor experienced in the financial analysis and valuation of financial institutions. A copy of the Executive Summary to the full valuation report of Austin Associates, LLC is provided as Exhibit 3 to this offering circular. A copy of the full valuation report prepared by Austin Associates, LLC has been filed with the SEC as an exhibit to the Company's offering statement on Form 1-A. While it has been the Company's practice to engage an independent advisor to conduct an annual valuation of its Common Stock, the Company can make no assurances that it will continue to do so.

Based on the analysis of the information furnished, and subject to the accuracy as well as the reasonableness of estimates required, Austin Associates, LLC concluded that the fair market value per share of the Common Stock, determined on a minority basis, was $46.00 as of December 31, 2008. The valuation report provided by the independent financial advisor details the information reviewed and processes followed in arriving at then conclusions. As noted in the valuation report, in estimating the value of the Company's issued and outstanding shares of Common Stock as of December 31, 2008, the independent financial advisor took into consideration:

- the history of the Company and the nature of its business;
- the economic outlook in general and the future of the Company's business, in particular;
- the financial condition of the Company;
- the earnings capacity of the Company;
- the Company's dividend paying capacity;
- the nature and value of the tangible and intangible assets of the Company;
- the marketability or lack thereof of the Company's stock;
- determination of any control premiums or minority share discounts; and
- the market price of stocks of corporations engaged in the same or similar lines of business having their stocks actively traded in a free and open market.

The fair market value estimate of the independent financial advisor assumed no specific buyer but rather a hypothetical transaction negotiated by two parties based on the economic considerations outlined in the valuation. The price a particular buyer may pay depends on many variables, including synergies with other operations owned or controlled by the buyer, and, accordingly, the valuation cannot be relied upon to predict a sales price to a particular buyer.

Austin Associates, LLC provided the Company's Board of Directors with a letter dated July 15, 2009 indicating that the fair market value of $46.00 per share is applicable to the proposed transactions described in this Offering Circular. A copy of this letter has been filed as an exhibit to the Company's offering statement filed with the SEC.

11. *How many shares of common stock will be purchased for a participant?*

The number of shares to be purchased depends on the amount of the participant's dividends and the price paid for the Common Stock. Dividends designated by to participant will be used to purchase as many whole and fractional shares as possible. See 5. "*How does an eligible stockholder participate?*"

12. *Are any fees or expenses incurred by participants in the Plan?*

Participants will not be responsible for payment of any brokerage commissions or fees or service charges in connection with the purchase of shares under the Plan whether their shares are newly issued or purchased on the open market.

13. *Will certificates he issued to participants for shares purchased?*

Normally, certificates for shares purchased under the Plan will not be issued to participants. Instead, shares purchased for each participant will be credited to his or her Plan account and held by the Company in "book entry" form. However, either the Company or a participant (by written notice to the Agent) may elect to have certificates for any number of full shares credited to the participant's account furnished to the participant without affecting his or her participation in the Plan. No certificates will be issued for fractional shares.

14. *How does a participant withdraw from the Plan?*

A participant may withdraw from the Plan at any time by notifying the Agent in writing. If a participant's request to withdraw is received by the Agent before a dividend record date, the amount of the dividend which would have otherwise been applied for purchase of Common Stock on the related dividend payment date and all subsequent dividends will be paid to the withdrawing participant in cash unless he or she re-enrolls in the Plan. If the request is received on or after the record date, but before the dividend payment date, shares will be purchased and credited to the participant's Plan account.

An eligible shareholder may again become a participant at any time following his or her withdrawal by following the procedures then in effect for enrollment in the Plan.

15. *What happens if the Company issues a stock dividend, declares a stock split, or has a rights offering?*

Certificates for stock dividends and split shares distributed on shares of Common Stock registered in the name of the Participant will be mailed directly to the participant. In the event of a subscription rights offering or a dividend in the form of stock other than Common Stock, such rights or such stock will be mailed directly to a participant in the Plan in the same manner as to holders of Common Stock not participating in the Plan.

16. *Who votes the shares held in the Plan?*

Each participant in the Plan will for all purposes be the record owner of all shares standing in his or her own name, and will have full voting rights as to all those shares.

17. *What is the tax status of reinvested cash dividends and shares of common stock acquired through the Plan?*

Participants are advised to consult their own tax advisors with respect to the tax consequences of their participation in the Plan. The reinvestment of cash dividends does not relieve the participant of any income tax payable on such dividends. In general, the Company believes that stockholders who participate in the Plan will have the same Federal and state income tax consequences, with respect to dividends payable to them, as any other holder of Common Stock. A participant will be treated for Federal income tax purposes as having received, on each dividend payment date, a dividend equal to the full amount of the cash dividend payable with respect to the participant's shares, even though that amount is not actually received by the participant in cash but, instead, is applied to the purchase of additional shares of Common Stock for the participant under the Plan. Each year a participant will receive all required Internal Revenue Federal income tax statements which reflect the dividends paid on shares of Common Stock registered in the participant's name.

Generally, any service fees paid by the Company on a participant's behalf are not subject to income taxes. Also, when the Agent makes open market purchases of Common Stock, the pro-rata share of any brokerage fees attributable to such purchases will be included in the per-share price. The participant's tax basis for each share is the per-share price.

A participant will not realize any taxable income upon receipt of certificates for whole shares of Common Stock acquired through the Plan. Gain or loss may also be recognized by a participant when shares of Common Stock are sold by the participant after withdrawal from the Plan. The amount of such gain or loss will be the difference between the amount a participant receives for such shares and the purchase cost thereof The Agent's statements should be retained by the participant to help determine the tax basis of shares of Common Stock acquired through the Plan.

18. *What is the responsibility of the Company and Agent under the Plan?*

Neither the Company nor the Agent shall be liable in administering the Plan for any act done in good faith, or for any good faith omission to act. including, without limitation, any claims of liability: (1) arising out of failure to terminate the participant's participation in the Plan upon such participant's death prior to receipt of notice in writing of such death; (2) with respect to the prices at which shares of Common Stock are purchased under the Plan and the time when such purchases are made (provided, however, that nothing herein shall be deemed to constitute a waiver of any rights that a participant might have under the Securities Exchange Act of 1934 or other applicable State securities laws); and (3) for any fluctuations in the market price after purchase or sale of shares of Common Stock.

19. *Who interprets and regulates the Plan?*

The Board of Directors of the Company reserves the right to interpret and regulate the Plan.

20. *May the Plan be amended or discontinued?*

The Board of Directors of the Company may suspend, amend, or terminate the Plan at any time. Participants will be notified of any such suspension, amendment or termination.

AUDITED FINANCIAL AND OTHER INFORMATION

Attached hereto as Exhibit 1 are the audited consolidated financial statements of the Company for and as of the fiscal periods ended December 31, 2008~~, and unaudited consolidated financial statements for and as of the fiscal period ended June 30, 2009~~. Certain additional items have also been filed with the SEC as exhibits to the Company's offering statement, and such items are not required to be delivered with this Offering Circular. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of each item identified below will also be provided free of charge upon written request to the attention of ~~Matthew A. Pollard~~Robert M. Beneson, President and CEO of Huron Community Bank, 301 Newman Street, East Tawas, Michigan 48730. Items filed with the SEC as exhibits to the offering statement include but may not be limited to:

- The Company's Restated Articles of Incorporation (including a listing of each Incorporator);
- The Company's By-laws; and
- The consents of the Company's named experts.

SEC Regulation A requires an offering circular to be revised during the course of an offering when the information it contains has become outdated, material developments have occurred, or there has been a fundamental change in the information initially presented. With respect to offering circulars used in connection with continuous offerings, such offering circulars shall be annually updated to include updated financial statements. Every revised or updated offering circular shall be filed with the SEC as an amendment to the offering statement and requalified in accordance with SEC Regulation A.

In addition, the Company will furnish its shareholders with annual reports containing financial statements and may provide quarterly reports containing such financial statements at the discretion of the Company.

LEGAL MATTERS

Shumaker, Loop & Kendrick, LLP has issued an opinion that the shares of Common Stock offered hereby, when sold and issued as described herein, will be duly and validly issued and outstanding shares of Common Stock

INDEPENDENT AUDITORS

The audited consolidated financial statements of the Company for the year ended December 31, 2008 have been audited by Plante & Moran, PLLC, independent certified public accountants, as stated in their report with respect thereto. These financial statements and the report are attached to this Offering Circular as part of Exhibit 1 hereto.

EXHIBIT 1

Financial Statements

Independent Auditor's Report

To the Board of Directors and Stockholders
Huron Community Financial Services, Inc.

We have audited the accompanying consolidated balance sheet of Huron Community Financial Services, Inc. (the "Corporation") as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Huron Community Financial Services, Inc. at December 31, 2008 and 2007 and the consolidated results of its operations, changes in stockholders' equity, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, as of January 1, 2008, the Corporation adopted the provisions of EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*.

Plante & Moran, PLLC

March 10, 2009

Huron Community Financial Services, Inc.

Consolidated Balance Sheet

(000s omitted, except per share data)

	December 31, 2008	December 31, 2007
Assets		
Cash and due from banks	$ 5,159	$ 3,400
Federal funds sold	129	3,198
Total cash and cash equivalents	5,288	6,598
Investment securities - Available for sale (Note 2)	10,083	12,828
Investment securities - Held to maturity (Note 2)	6,555	5,157
Other securities (Note 2)	1,554	1,494
Loans - Net of allowance for loan losses (Note 3)	151,098	145,688
Premises and equipment (Note 5)	3,541	3,773
Intangible assets	749	978
Accrued interest receivable	670	817
Other assets	6,919	4,399
Total assets	**$ 186,457**	**$ 181,732**
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 20,916	$ 19,936
Interest-bearing (Note 6)	121,551	119,393
Total deposits	142,467	139,329
Short-term borrowings (Note 7)	5,385	6,240
Borrowings (Note 8)	17,000	13,000
Accrued and other liabilities	1,313	1,555
Total liabilities	166,165	160,124
Stockholders' Equity		
Common stock - $1 par value:		
Authorized - 1,050,000 shares		
Issued and outstanding - 568,891 shares and 587,185 shares in 2008 and 2007, respectively	569	587
Additional paid-in capital	17,540	15,306
Undivided profits	2,147	5,698
Accumulated other comprehensive income	36	17
Total stockholders' equity	20,292	21,608
Total liabilities and stockholders' equity	**$ 186,457**	**$ 181,732**

Huron Community Financial Services, Inc.

Consolidated Statement of Income

(000s omitted, except per share data)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Interest Income		
Loans - Including fees	$ 10,169	$ 11,528
Investment securities	805	955
Federal funds sold	117	232
Total interest income	11,091	12,715
Interest Expense		
Deposits	3,023	4,229
Interest on FHLB advances	812	679
Interest on short-term borrowings	83	111
Total interest expense	3,918	5,019
Net Interest Income	7,173	7,696
Provision for Loan Losses (Note 3)	408	150
Net Interest Income After Provision for Loan Losses	6,765	7,546
Other Operating Income		
Service charges - Deposits	618	572
Impairment loss on investment securities	(863)	-
Loan servicing income - Net	292	254
Other	218	243
Total other operating income	265	1,069
Other Operating Expenses		
Salaries and employee benefits	2,943	3,049
Amortization of intangible assets	229	229
Occupancy expense	482	430
Service fees	227	204
Depreciation expense	360	371
Other	1,372	1,229
Total other operating expenses	5,613	5,512
Income - Before income taxes	1,417	3,103
Provision for Income Taxes (Note 9)	324	821
Net Income	**$ 1,093**	**$ 2,282**
Earnings per Share		
Basic earnings per common share	$ 1.85	$ 3.85
Diluted earnings per common share	1.78	3.68

Huron Community Financial Services, Inc.

Consolidated Statement of Stockholders' Equity

(000s omitted, except per share data)

	Common Stock	Additional Paid-in Capital	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance - January 1, 2007	$ 586	$ 13,424	$ 6,878	$ (12)	$ 20,876
Comprehensive income:					
Net income	-	-	2,282	-	2,282
Change in net unrealized loss on securities available for sale - Net of tax benefit of $15	-	-	-	29	29
Total comprehensive income					2,311
Sale of common stock	44	1,754	-	-	1,798
Purchases of common stock	(43)	-	(2,282)	-	(2,325)
Tax effect of stock options exercised	-	113	-	-	113
Stock-based compensation	-	15	-	-	15
Dividends declared $2.00 per common share	-	-	(1,180)	-	(1,180)
Balance - December 31, 2007	587	15,306	5,698	17	21,608
Change in accounting for split-dollar arrangement	-	-	(136)	-	(136)
Comprehensive income:					
Net income	-	-	1,093	-	1,093
Change in net unrealized loss on securities available for sale - Net of tax benefit of $10	-	-	-	19	19
Total comprehensive income					1,112
Sale of common stock	45	2,117	-	-	2,162
Purchases of common stock	(63)	-	(3,096)	-	(3,159)
Tax effect of stock options exercised	-	106	-	-	106
Stock-based compensation	-	11	-	-	11
Dividends declared $2.40 per common share	-	-	(1,412)	-	(1,412)
Balance - December 31, 2008	$ 569	$ 17,540	$ 2,147	$ 36	$ 20,292

Huron Community Financial Services, Inc.

Consolidated Statement of Cash Flows

(000s omitted)

	Year Ended	
	December 31, 2008	December 31, 2007
Cash Flows from Operating Activities		
Net income	$ 1,093	$ 2,282
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	589	600
Impairment loss on investment securities	863	-
Provision for loan losses	408	150
Amortization and accretion on securities	116	(67)
Stock-based compensation	11	15
Net change in:		
Accrued interest receivable and late fees	147	94
Other assets	(2,530)	(537)
Accrued expenses and other liabilities	(378)	(36)
Net cash provided by operating activities	319	2,501
Cash Flows from Investing Activities		
Activity in available-for-sale securities:		
Maturities, prepayments, and calls	18,925	7,267
Purchases	(17,179)	(3,494)
Activity in held-to-maturity securities:		
Maturities, prepayments, and calls	1,478	1,015
Purchases	(2,887)	(1,029)
Net (increase) decrease in loans	(5,818)	1,207
Capital expenditures	(128)	(250)
Net cash (used in) provided by investing activities	(5,609)	4,716
Cash Flows from Financing Activities		
Net increase (decrease) in deposits	3,138	(3,453)
Net change in short-term borrowings	(855)	848
Proceeds from FHLB advances	5,000	7,000
Payments on FHLB advances	(1,000)	(9,500)
Proceeds from sale of common stock	2,162	1,798
Purchases of common stock	(3,159)	(2,325)
Tax effect of stock options exercised	106	113
Cash dividends paid on common stock	(1,412)	(1,180)
Net cash provided by (used in) financing activities	3,980	(6,699)
Net (Decrease) Increase in Cash and Cash Equivalents	(1,310)	518
Cash and Cash Equivalents - Beginning of year	6,598	6,080
Cash and Cash Equivalents - End of year	$ 5,288	$ 6,598
Supplemental Cash Flow Information - Cash paid for		
Interest	$ 4,033	$ 5,034
Income taxes	490	1,025

Note 1 - Nature of Business and Significant Accounting Policies

Basis of Presentation and Consolidation - The consolidated financial statements include the accounts of Huron Community Financial Services, Inc. (the "Corporation") and its wholly owned subsidiary, Huron Community Bank (the "Bank"). The Bank also owns 100 percent of HCB Investments, Inc., which provides insurance products to customers. All significant intercompany transactions and balances have been eliminated. The 000s have been omitted in tabular columns.

Change in Accounting Principle - On January 1, 2008, the Corporation adopted the provisions of EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. EITF 06-4 requires the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. The Corporation has recognized the effects of applying EITF 06-4 as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of January 1, 2008. Retained earnings decreased and other liabilities increased by $136,000 on January 1, 2008 as a result of the adoption of EITF 06-4. Subsequent changes to the liability recognized by the Corporation are recorded as compensation expense in the consolidated statement of income.

Use of Estimates - In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of investment securities, mortgage servicing rights, impairment of intangible assets, and goodwill.

Nature of Operations - The Bank operates in Iosco, Arenac, and southern Alcona counties in the state of Michigan. The Bank's revenue results primarily from providing real estate and commercial loans and, to a lesser extent, consumer loans. Its primary deposit products are savings and term certificate accounts.

Significant Group Concentrations of Credit Risk - Most of the Corporation's activities are with customers located within the counties of Iosco, Arenac, and Alcona in Michigan. Note 2 discusses the types of securities in which the Corporation invests. Note 3 discusses the types of lending in which the Corporation engages. The Corporation does not have any significant concentrations to any one industry or customer.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Federal funds sold are generally sold for one-day periods.

Securities - Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Restricted investment securities include Federal Reserve and Federal Home Loan Bank stock and are carried at cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans - The Corporation grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Michigan. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Off-balance-sheet Instruments - In the ordinary course of business, the Corporation has entered into commitments under commercial letters of credit and standby letters of credit. The Corporation is considered a guarantor when it issues a letter of credit. Accordingly, the Corporation recognizes, at the inception of a guarantee, a liability for the fair value of the obligation undertaken.

Banking Premises and Equipment - Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

The components of other comprehensive income and related tax effects are as follows (000s omitted):

	2008	2007
Unrealized holding (losses) gains on available-for-sale securities	$ (834)	$ 44
Reclassification adjustment for losses realized in income	863	-
Net unrealized gains	29	44
Tax effect	(10)	(15)
Other comprehensive income	$ 19	$ 29

Servicing - Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based on the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined by using prices for similar assets with similar characteristics, when available, or based on discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Intangible Assets - In connection with certain branch acquisitions, the excess of purchase price over the fair value of net assets acquired has been allocated to core deposit intangibles, which are being amortized over 10 years to 15 years. The amount recorded as core deposit intangibles totaled $344,000 and $573,000 as of December 31, 2008 and 2007, respectively. The carrying amount is net of amortization of $2,941,000 and $2,712,000 as of December 31, 2008 and 2007, respectively. The expected amortization is $229,000 for 2009 and $115,000 for 2010. In connection with the purchase of the bank, the excess of purchase price over fair value of net assets acquired has been allocated to goodwill. In accordance with Statement of Financial Accounting Standards No. 142 (FAS 142), *Goodwill and Other Intangibles*, which was adopted in January 1, 2002, goodwill is not amortized. The amount recorded as goodwill totaled $405,000 as of December 31, 2008 and 2007.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Earnings per Common Share - Earnings per common share are computed by dividing net income by the average number of common shares outstanding during the period. The number of weighted average common shares outstanding was 590,406 and 592,403 for the years ended December 31, 2008 and 2007, respectively. The Corporation uses the treasury stock method to compute diluted earnings per share, which assumes that proceeds from the assumed exercise of stock options would be used to purchase common stock at the average market price during the period. The dilutive effect of stock options increased average common shares outstanding by 24,242 and 27,081 shares at December 31, 2008 and 2007, respectively.

Note 2 - Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, are as follows (000s omitted):

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities:				
U.S. government and federal agency	$ 7,502	$ 52	$ -	$ 7,554
Corporate	1,631	-	-	1,631
State and municipal	895	10	(7)	898
Total available-for-sale securities	$ 10,028	$ 62	$ (7)	$ 10,083
Held-to-maturity securities - State and municipal	$ 6,555	$ 92	$ (32)	$ 6,615

Note 2 - Securities (Continued)

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities:				
U.S. government and federal agency	$ 8,904	$ 19	$ -	$ 8,923
Corporate	2,999	-	(6)	2,993
Mortgage-backed	3	-	-	3
State and municipal	895	14	-	909
Total available-for-sale securities	$ 12,801	$ 33	$ (6)	$ 12,828
Held-to-maturity securities - State and municipal	$ 5,157	$ 57	$ (11)	$ 5,203

At December 31, 2008 and 2007, securities with a carrying value of $7,553,685 and $8,923,000, respectively, were pledged to secure borrowings and public deposits and for other purposes required or permitted by law.

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2008 follow (000s omitted):

	Available for Sale		Held to Maturity	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due in one year or less	$ 8,633	$ 8,694	$ 3,028	$ 3,025
Due in one through five years	395	389	2,299	2,336
Due after five years through 10 years	-	-	1,183	1,209
Due after 10 years	1,000	1,000	45	45
Total	$ 10,028	$ 10,083	$ 6,555	$ 6,615

Note 2 - Securities (Continued)

Information pertaining to securities with gross unrealized losses at December 31, 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (000s omitted):

	2008			
	Less Than 12 Months		Over 12 Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale securities - State and municipal	$ 7	$ 389	$ -	$ -
Held-to-maturity - State and municipal	$ 13	$ 923	$ 19	$ 161

	2007			
	Less Than 12 Months		Over 12 Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale securities - Corporate	$ -	$ -	$ 6	$ 493
Held-to-maturity securities - State and municipal	$ 1	$ 45	$ 10	$ 550

Unrealized losses on securities have not been recognized into income because the issuers' bonds are of high credit quality, the Corporation has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is due primarily to increased market interest rates. The fair value is expected to recover as the bonds approach the maturity date.

Other securities, totaling $1,554,000 and $1,494,000 at December 31, 2008 and 2007, respectively, consist of restricted Federal Home Loan Bank stock and Federal Reserve Bank stock. These stocks are carried at cost, which approximates market value.

Note 3 - Loans

A summary of the balances of loans follows (000s omitted):

	2008	2007
Mortgage loans on real estate - Residential 1-4 family	$ 58,935	$ 63,039
Commercial and commercial real estate	81,224	71,117
Consumer installment loans	13,088	13,768
Total loans	153,247	147,924
Less allowances for loan losses	2,149	2,236
Net loans	$ 151,098	$ 145,688
Allowance for loan losses as a percent of loans	1.40%	1.51%

An analysis of the allowance for loan losses follows (000s omitted):

	2008	2007
Balance - Beginning of year	$ 2,236	$ 2,388
Provision charged to operations	408	150
Loans charged off	(506)	(308)
Loan recoveries	11	6
Balance - End of year	$ 2,149	$ 2,236

The following is a summary of information pertaining to impaired loans (000s omitted):

	2008	2007
Impaired loans without a valuation allowance	$ 692	$ -
Impaired loans with a valuation allowance	1,166	3,014
Total impaired loans	$ 1,858	$ 3,014
Valuation allowance related to impaired loans	$ 270	$ 455
Total nonaccrual loans	2,766	1,469
Loans 90 days delinquent and still accruing	1,840	513

The following is a summary of information pertaining to impaired loans (000s omitted):

	2008	2007
Average investment in impaired loans	$ 2,463	$ 3,001
Interest income recognized on impaired loans	-	-
Interest income recognized on a cash basis on impaired loans	-	-

No additional funds are committed to be advanced in connection with impaired loans.

Note 3 - Loans (Continued)

The Corporation has had, and expects to have in the future, transactions with the Corporation's executive officers, directors, and their affiliates. Such transactions were made in the ordinary course of business and included extensions of credit, all of which were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in management's opinion, involve more than a normal risk of collectibility or present other unfavorable features. The aggregate amount of such loans attributable to persons who were related parties approximated $5,923,787 at the beginning of 2008 and $5,182,000 at the end of 2008. During 2008, new loans to related parties aggregated $1,031,849 and repayments totaled $89,315.

Note 4 - Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of mortgage and other loans serviced for others were $67,502,568 and $66,421,000 at December 31, 2008 and 2007, respectively.

The balance of capitalized servicing rights, net of valuation allowance, included in other assets at December 31, 2008 and 2007 was $337,000 and $382,000, respectively. The fair value of the capitalized servicing rights approximates the carrying value. The key economic assumptions used in determining the fair value of the mortgage servicing rights include an annual constant prepayment speed (CPR) of 12.27 percent and 13.26 percent for December 31, 2008 and 2007, respectively, and a discount rate of 8.0 percent and 9.0 percent for December 31, 2008 and 2007, respectively.

The following summarizes mortgage servicing rights capitalized and amortized, along with the aggregate activity in related valuation allowances (000s omitted):

	2008	2007
Mortgage servicing rights capitalized	$ 123	$ 89
Mortgage servicing rights amortized	193	143
Valuation allowances:		
Balance at beginning of year	25	25
Balance at end of year	-	25

Note 5 - Bank Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows (000s omitted):

	2008	2007
Buildings and improvements	$ 4,205	$ 4,157
Furniture and fixtures	2,542	2,506
Vault and equipment	300	300
Automobiles	106	135
Land	711	667
Total premises and equipment	7,864	7,765
Accumulated depreciation	(4,323)	(3,992)
Net premises and equipment	$ 3,541	$ 3,773

Depreciation expense for the years ended December 31, 2008 and 2007 amounted to $360,000 and $371,000, respectively.

Note 6 - Deposits

The following is a summary of the distribution of interest-bearing deposits at December 31 (000s omitted):

	2008	2007
NOW accounts	$ 46,100	$ 45,361
Savings	12,756	12,154
Money market demand	995	623
Time:		
Under $100,000	46,069	44,846
$100,000 and over	15,631	16,409
Total interest-bearing deposits	$ 121,551	$ 119,393

Note 6 - Deposits (Continued)

At December 31, 2008, the scheduled maturities of time deposits are as follows (000s omitted):

2009	$	40,881
2010		11,110
2011		7,421
2012		2,288
Total	$	61,700

Note 7 - Short-term Borrowings

Short-term borrowings include securities sold under agreements to repurchase, which are classified as secured borrowings and generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities.

Note 8 - FHLB Advances

The Bank has advances from Federal Home Loan Bank. Interest rates range from 2.96 percent to 4.95 percent. Interest is payable monthly. The advances are collateralized by approximately $29,500,000 and $34,437,000 of mortgage loans as of December 31, 2008 and 2007, respectively, under a blanket collateral agreement.

The advances are subject to prepayment penalties and the provisions and conditions of the credit policy of Federal Home Loan Bank. Future obligations of the advances are as follows at December 31, 2008 (000s omitted):

2009	$	5,000
2010		9,000
2011		2,000
2012		-
2013		1,000
Total	$	17,000

Note 9 - Income Taxes

The components of the net deferred tax assets, included in other assets, are as follows (000s omitted):

	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 643	$ 688
Accrued employee benefits	181	156
Total deferred tax assets	824	844
Deferred tax liabilities:		
Depreciation	123	115
Net unrealized gain on securities available for sale	19	9
Investment in subsidiary	117	130
Prepaid assets	20	23
Other	18	30
Total deferred tax liabilities	297	307
Net deferred tax assets	$ 527	$ 537

Allocation of income taxes between current and deferred portions is as follows (000s omitted):

	2008	2007
Current	$ 324	$ 821
Deferred	-	-

The reasons for the differences between the income tax expense at the federal statutory income tax rate and the recorded income tax expense are summarized as follows (000s omitted):

	2008	2007
Income before income taxes	$ 1,417	$ 3,103
Income tax expense at federal statutory rate of 34 percent	$ 482	$ 1,055
Increases resulting from nondeductible expenses	7	6
Decreases resulting from nontaxable income	(165)	(240)
Net income tax expense	$ 324	$ 821

Note 10 - Benefit Plan

The Corporation has a 401(k) plan whereby a certain percentage of employees' contributions can be matched with discretionary contributions by the Corporation. Contributions to the plan for the years ended December 31, 2008 and 2007 were $78,000 and $73,000, respectively.

Note 11 - Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents - The carrying amounts of cash and cash equivalents approximate fair values.

Securities - Fair values of securities are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of Federal Home Loan Bank and Federal Reserve Bank stock approximates fair value based on the redemption provisions of the issuers.

Loans Receivable - For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Note 11 - Fair Value of Financial Instruments (Continued)

Deposit Liabilities - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Other Borrowings - The fair values of the Corporation's other borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest - The carrying amounts of accrued interest approximate fair value.

Other Financial Instruments - The fair value of other financial instruments, including loan commitments and unfunded letters of credit, based on discounted cash flow analyses, is not material.

The estimated fair values and related carrying or notional amounts of the Corporation's financial instruments are as follows (000s omitted):

	2008		2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 5,288	$ 5,288	$ 6,598	$ 6,598
Securities	18,192	18,252	19,479	19,525
Loans	151,098	150,968	145,688	147,369
Accrued interest receivable	670	670	817	817
Financial liabilities:				
Demand deposits	20,916	20,916	19,936	19,936
Interest-bearing deposits	121,551	120,784	119,393	117,119
FHLB advances	17,000	17,636	13,000	13,250
Short-term borrowings	5,385	5,219	6,240	6,240
Accrued interest payable	255	255	370	370

Note 12 - Off-balance-sheet Activities

Credit-related Financial Instruments - The Corporation is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2008 and 2007, the following financial instruments were outstanding whose contract amounts represent credit risk (000s omitted):

	Contract Amount	
	2008	2007
Unfunded commitments	$ 21,184	$ 20,154

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Commercial and standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are used primarily to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved is extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

Note 12 - Off-balance-sheet Activities (Continued)

Collateral Requirements - To reduce credit risk related to the use of credit-related financial instruments, the Corporation might deem it necessary to obtain collateral. The amount and nature of the collateral obtained are based on the Corporation's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant, equipment, and real estate.

If the counterparty does not have the right and ability to redeem the collateral or the Corporation is permitted to sell or repledge the collateral on short notice, the Corporation records the collateral in its consolidated balance sheet at fair value with a corresponding obligation to return it.

Legal Contingencies - Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation's consolidated financial statements.

Note 13 - Restrictions on Dividends, Loans, and Advances

Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation.

Prior approval of the Bank's federal regulator is required if the total dividends declared by the Bank in a calendar year exceed the sum of the net profits of the Bank for the preceding three years, less any required transfers to surplus. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum standards. At December 31, 2008, the Bank's retained earnings available for the payment of dividends, without approval from the regulators, totaled $1,284,000. Accordingly, $18,030,514 of the Corporation's investment in the Bank was restricted at December 31, 2008.

Loans or advances made by the Bank to the Corporation are generally limited to 10 percent of the Bank's capital stock and surplus.

Note 14 - Minimum Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the Bank's primary regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risked-based, and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios as of December 31, 2008 and 2007 are also presented in the table.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
(000s omitted)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008						
Total capital to risk-weighted assets - Bank	$ 20,626	14.5%	$ 11,380	8.0%	$ 14,225	10.0%
Tier I capital to risk-weighted assets - Bank	18,842	13.2	5,710	4.0	8,565	6.0
Tier I capital to average assets - Bank	18,842	10.1	7,462	4.0	9,328	5.0
As of December 31, 2007						
Total capital to risk-weighted assets - Bank	21,940	17.0	10,325	8.0	12,906	10.0
Tier I capital to risk-weighted assets - Bank	20,318	15.7	5,177	4.0	7,765	6.0
Tier I capital to average assets - Bank	20,318	11.1	7,322	4.0	9,152	5.0

Note 15 - Stock Option Plan

As of December 31, 2008, the Corporation has two share-based compensation plans which are described below. Options available for grant under the 1996 Nonemployee Director Stock Option Plan, the 1996 Employee Stock Option Plan, and the 1997 Nonemployee Director Discretionary Stock Option Plan have been issued. Some of the options issued under the 1996 and 1997 plans are exercisable by the participants until the end of the contractual terms.

The Corporation's 2005 Nonemployee Director Stock Option Plan and 2005 Employee Stock Option Plan (the "Plans"), which are stockholder approved, permit the grant of stock options for up to 15,000 and 35,000 shares of common stock, respectively. The Corporation believes that such awards better align the interests of its employees with those of its stockholders. Option awards are generally granted with an exercise price equal to the market price of the entity's stock at the date of grant; those option awards generally vest immediately for nonemployees and over three years for employees and have 10-year contractual terms. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plans). The compensation cost that has been charged against income for the Plans was approximately $11,000 and $15,000 for 2008 and 2007, respectively.

The Corporation uses a Black Scholes formula to estimate the calculated value of its share-based payments. The volatility assumption used in the Black Scholes formula is based on the volatility of the Corporation's stock price and dividend payments throughout the year. The Corporation calculated the historical volatility of that using the monthly closing total stock price for the one year immediately prior.

The weighted average assumptions used in the Black Scholes model are noted in the following table. The Corporation uses historical data to estimate option exercise and employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2008	2007
Calculated volatility	15.99 %	10.15 %
Weighted average dividends	4.64 %	3.91 %
Expected term (in years)	8	8
Risk-free rate	2.28 %	4.50 %

Note 15 - Stock Option Plan (Continued)

A summary of option activity under the Plans for the years ended December 31, 2008 and 2007 is presented below:

	2008		2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	77,989	$ 33.81	84,951	$ 30.80
Options granted	7,667	47.43	4,250	53.75
Options exercised	(11,150)	25.72	(11,212)	22.96
Options outstanding at end of year	74,506	36.43	77,989	33.81
Exercisable at year end	66,223	35.02	72,439	32.56

The weighted average grant date-calculated value of options granted during the years 2008 and 2007 was $4 and $5, respectively.

As of December 31, 2008, there was approximately $15,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted average period of 2.5 years.

Note 16 - Fair Value Measurements

The following tables present information about the Corporation's assets measured at fair value on a recurring basis at December 31, 2008, and the valuation techniques used by the Corporation to determine those fair values.

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Corporation's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Note 16 - Fair Value Measurements (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008 (dollars in thousands)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Assets - Investment securities - Available for sale	$ 631	$ 9,452	$ -	$ 10,083

The Corporation also has assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. These assets include held-to-maturity investments and loans. The Corporation has estimated the fair values of these assets using Level 3 inputs, specifically discounted cash flow projections.

Assets Measured at Fair Value on a Nonrecurring Basis (dollars in thousands)

	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses for the Period Ended December 31, 2008
Assets - Impaired loans accounted for under FAS 114	$ 1,166	$ -	$ -	1166	$ 370

Impaired loans accounted for under FAS 114 categorized as Level 3 assets consist of non-homogeneous loans that are considered impaired. The Corporation estimates the fair value of the loans based on the present value of expected future cash flows using management's best estimate of key assumptions. These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals).

Note 16 - Fair Value Measurements (Continued)

Other assets, including bank-owned life insurance, goodwill, intangible assets, and other assets acquired in business combinations, are also subject to periodic impairment assessments under other accounting principles generally accepted in the United States of America. These assets are not considered financial instruments. Effective February 12, 2008, the FASB issued a staff position, FSP FAS 157-2, which delayed the applicability of FAS 157 to non-financial instruments. Accordingly, these assets have been omitted from the above disclosures.

EXHIBIT 2

Plan Authorization Card

HURON COMMUNITY FINANCIAL SERVICES, INC.
AUTOMATIC DIVIDEND REINVESTMENT PLAN
SHAREHOLDER AUTHORIZATION CARD
(See mailing instructions below)

____
Name(s) exactly as set forth on your stock certificate

____
Additional space for name(s) if necessary

____
Street Address

____
City State Zip Code

_____ - _____ - __________
Social Security Number (To be completed if the shareholder is an individual. If shares are held jointly, the Social Security Number should be that of the first person listed on the stock certificate.)

_____ - __________
Employer Identification Number (To be completed if the shareholder is not an individual.)

☐ I am a U.S. Citizen or Resident Alien
☐ I am a Nonresident Alien

Dividend Reinvestment (Check only one option – fill in amount where appropriate)

☐ Full Cash Dividend Reinvestment. I wish to reinvest under the Plan cash dividends on all shares of Common Stock now or hereafter registered in my name. Please use the funds so set aside to purchase as many whole and fractional shares of Common Stock as is possible.

☐ Percentage Dividend Reinvestment. I wish to reinvest ________% of cash dividends payable on all shares of the Company's Common Stock now or hereafter registered in my name, in additional shares of Common Stock. Please use the funds so set aside to purchase as many whole and fractional shares as is possible, and pay to me by check any funds not so used.

I hereby elect to participate in the Plan and authorize and direct the Company, as my agent, to have my cash dividends applied on my behalf to the purchase of shares of Huron Community Financial Services, Inc. Common Stock in accordance with the designation indicated above. I understand that all dividends received or shares credited to my Plan account will be automatically reinvested in Huron Community Financial Services, Inc. Common Stock.

___________________________ ___________________________
Print Name Print Name

___________________________ ___________________________
Signature Signature

Date ___________________________

(Please sign above exactly as name appears on reverse side. If shares are held jointly, each shareholder must sign.)
* Under penalties of perjury, I certify (1) that the number shown above on this Form is my correct Taxpayer Identification Number and (2) that I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Complete this form, sign it, and then mail it to:
Huron Community Bank
301 Newman Street
East Tawas, Michigan 48730 telephone

For answers to questions regarding the Plan, contact:
Matthew A. Pollard, President
Huron Community Bank, at (989)362-6700

INSTRUCTIONS

Completion of this Card directs Huron Community Financial Services, Inc. (the "Company") to apply your cash dividends in accordance with the option you have selected.

FULL DIVIDEND REINVESTMENT - This option directs the Company to use to purchase additional shares of Common Stock, **all** cash dividends on **all** shares of Common Stock now or hereafter registered in your name. Funds so set aside will be used to purchase as many whole and fractional shares as is possible.

PERCENTAGE DIVIDEND REINVESTMENT - This option directs the Company to use to purchase additional shares of Common Stock, the **percentage** which is indicated on this card of all cash dividends on **all shares of Common Stock,** which are now, or hereafter registered in your name. For example, if you own 500 shares of Common Stock, and you want to apply 75% of the dividends on your shares to purchase additional shares, check off the "Percentage Dividend Reinvestment" line and fill in "75" on the blank line in front of "% of the cash dividends." Funds so set aside will be used to purchase as many whole and fractional shares as is possible. A check for the remaining 25% of cash dividends will be mailed to you.

Your participation is subject to the terms of the prospectus describing the Plan and the Plan itself. You may withdraw or change your election by notifying the Company in writing.

Please address all inquiries concerning the Plan to Matthew A. Pollard, President, Huron Community Bank, 301 Newman Street, East Tawas, Michigan 48730, telephone (989)362-6700.

EXHIBIT 3

Executive Summary to Valuation Report

Valuation of
Huron Community Financial Services, Inc.
As of December 31, 2008

I. EXECUTIVE SUMMARY

Austin Associates, LLC ("Austin Associates"), a Toledo, Ohio-based financial institution consulting firm has been retained by Huron Community Financial Services, Inc. ("Company") to determine the fair market value ("FMV") of the common stock of Company as of December 31, 2008. The valuation and analysis includes Company's subsidiary bank, Huron Community Bank, East Tawas, Michigan, ("Bank"). FMV has been determined on a minority share basis for use by the Board of Directors of Company. A summary of the valuation results is presented below:

Subject Company	Huron Community Financial Services, Inc.
Company Headquarters	East Tawas, Michigan
Valuation Date	December 31, 2008
Valuation Purpose	*To determine the Fair Market Value primarily for the issuance of stock options and stock repurchases*
Valuation Performed for	Board of Directors of Company
Fair Market Per Share	**$46.00**
As Percent of Tangible Book Value	134%
As Multiple of 2008 Diluted Core EPS [(1)]	14.2
Standard of Value	Fair Market Value
Level of Value	Non-Marketable Minority Interest
Lack of Marketability Discount	0%

(1) Based on 2008 Diluted Core EPS of $3.24.

A. Valuation Purpose: Company's Board of Directors has requested that we value the outstanding minority interest shares of Company for the potential granting of stock options and the repurchase of shares.

B. Standard of Value: For purposes of this appraisal, FMV is defined as "the probable price at which shares would change hands between a willing buyer and a willing seller, neither being under compulsion to buy or sell, each having reasonable knowledge of all relevant facts." This definition is intended to conform with IRS Revenue Ruling 59 – 60. The FMV of a minority share is attributed to transactions involving small blocks of Company's common shares, such as arm's length trades, redemptions, purchases by an ESOP, granting of stock options and other similar transactions.

C. Factors Considered: In connection with the preparation of this appraisal, Austin Associates has considered the following factors: (i) the nature of the business and history of the enterprise; (ii) the economic outlook in general and the condition and outlook of the specific industry in particular; (iii) the financial condition of the business; (iv) the earning capacity of the company; (v) the dividend-paying capacity of the company; (vi) the nature and value of the tangible and intangible assets of the business; (vii) sales of the stock and the size of the block to be valued; (viii) the market price of the stocks of corporations engaged in the same or similar lines of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter; (ix) the marketability or lack thereof, of the securities being valued; and (x) determination of any control premiums or minority share discounts.

D. Levels of Value: The three levels of value for a business or business ownership interest include:

1. **Control Value** – Value of enterprise or business as a whole.

2. **Marketable Minority Interest** – Value of minority interest as if freely traded. The shares may lack control but have liquidity. An example of marketable minority interests is the published prices of publicly traded stocks on NASDAQ or the NYSE.

3. **<u>Non-Marketable Minority Interest</u>** – Value of minority interest in a private company which lacks control and market liquidity.

The following chart illustrates the relationship between these levels of value:


CONTROL VALUE
Apply Control Premium
Apply Minority Interest Discount
MARKETABLE MINORITY INTEREST
Apply Marketability Discount
NON-MARKETABLE MINORITY INTEREST

For purposes of this appraisal, FMV of Company's shares is determined on the basis of a non-marketable minority interest.

In performing the valuation, Austin Associates has relied upon the information supplied to us by Company. We do not express an opinion on the accuracy of information supplied to us which we used in the preparation of this report, and we are not responsible for errors or omissions that might be contained in such materials. In addition, our firm does not have a present or contemplated future interest with Company or any other interest that might tend to prevent us from making a fair and unbiased appraisal.

EXHIBIT 4

Economic and Demographic Data Supplement

ECONOMIC & DEMOGRAPHIC DATA

Huron Community Financial Services Inc.

POPULATION	2000 CENSUS	2009 CURRENT	% CHANGE 2000-2009	2014 PROJECTED	% CHANGE 2009-2014
Alcona County	11,719	11,564	-1.3%	11,527	-0.3%
Arenac County	17,269	17,520	1.5%	17,507	-0.1%
Iosco County	27,339	26,377	-3.5%	25,697	-2.6%
State of Michigan	9,938,444	10,194,648	2.6%	10,227,800	0.3%
United States	281,421,906	309,731,508	10.1%	324,062,684	4.6%

2009 AGE STRATIFICATION	14 & Under	15 - 34	35 - 54	55 - 69	70+
Alcona County	12.9%	15.8%	23.8%	28.0%	19.5%
Arenac County	16.7%	22.7%	27.8%	20.3%	12.5%
Iosco County	15.5%	19.6%	26.2%	22.3%	16.1%
State of Michigan	20.2%	26.4%	28.9%	15.6%	9.0%
United States	20.2%	27.3%	28.4%	15.1%	9.1%

HOUSEHOLDS	2000 CENSUS	2009 CURRENT	% CHANGE 2000-2009	2014 PROJECTED	% CHANGE 2009-2014
Alcona County	5,132	5,187	1.1%	5,210	0.4%
Arenac County	6,710	7,019	4.6%	7,079	0.9%
Iosco County	11,727	11,793	0.6%	11,641	-1.3%
State of Michigan	3,785,661	3,939,172	4.1%	3,972,480	0.8%
United States	105,480,101	116,523,156	10.5%	122,109,448	4.8%

2009 HH INCOME STRATIFICATION	24 & Under	25 - 50	50 - 100	+100
Alcona County	29.3%	35.2%	30.0%	5.5%
Arenac County	31.4%	28.5%	33.7%	6.4%
Iosco County	29.2%	33.1%	32.4%	5.3%
State of Michigan	20.1%	24.3%	38.5%	17.2%
United States	20.9%	24.5%	35.3%	19.3%

ECONOMIC & DEMOGRAPHIC DATA
Huron Community Financial Services Inc.

HH NET WORTH DATA	MEDIAN 2009	AVERAGE 2009
Alcona County	$80,567	$408,035
Arenac County	$57,089	$235,858
Iosco County	$65,455	$276,970
State of Michigan	$107,246	$422,595
United States	$97,724	$448,965

Net worth equals total household assets less any debts, secured or unsecured. Assets include own home, rental property, own business, IRAs and Keogh accounts, pension plans, stock, mutual funds, and motor vehicles.

AVERAGE HH INCOME	2000 CENSUS	2009 CURRENT	% CHANGE 2000-2009	2014 PROJECTED	% CHANGE 2009-2014
Alcona County	$40,127	$46,885	16.8%	$47,406	1.1%
Arenac County	$41,413	$47,232	14.1%	$47,678	0.9%
Iosco County	$39,408	$46,235	17.3%	$47,102	1.9%
State of Michigan	$57,400	$68,229	18.9%	$69,722	2.2%
United States	$56,644	$71,437	26.1%	$74,464	4.2%

MEDIAN HH INCOME	2000 CENSUS	2009 CURRENT	% CHANGE 2000-2009	2014 PROJECTED	% CHANGE 2009-2014
Alcona County	$31,322	$38,954	24.4%	$40,290	3.4%
Arenac County	$32,629	$39,537	21.2%	$41,561	5.1%
Iosco County	$31,356	$38,822	23.8%	$40,747	5.0%
State of Michigan	$44,683	$55,536	24.3%	$56,866	2.4%
United States	$42,164	$54,719	29.8%	$56,938	4.1%

PER CAPITA INCOME	2000 CENSUS	2009 CURRENT	% CHANGE 2000-2009	2014 PROJECTED	% CHANGE 2009-2014
Alcona County	$17,653	$21,267	20.5%	$21,696	2.0%
Arenac County	$16,300	$19,546	19.9%	$19,985	2.2%
Iosco County	$17,115	$20,878	22.0%	$21,577	3.3%
State of Michigan	$22,168	$26,713	20.5%	$27,475	2.9%
United States	$21,587	$27,277	26.4%	$28,494	4.5%

ECONOMIC & DEMOGRAPHIC DATA

Huron Community Financial Services Inc.

2009 HOUSING VALUE DATA	*$0 - $100k*	*$100 - $200k*	*$200 - $300k*	*$300 - $500k*	*$500k +*
Alcona County	55.5%	32.3%	7.6%	3.4%	1.3%
Arenac County	51.3%	37.1%	7.1%	3.5%	1.1%
Iosco County	59.7%	31.9%	5.4%	2.4%	0.6%
State of Michigan	42.0%	39.8%	11.7%	4.9%	1.7%
United States	26.4%	34.1%	17.6%	13.0%	9.0%

2009 NET WORTH STRATIFICATION	*$0 - $35k*	*$35 - $100k*	*$100 - $250k*	*$250 - $500k*	*$500k +*
Alcona County	34.9%	20.3%	22.5%	9.2%	13.2%
Arenac County	40.9%	21.8%	20.9%	9.1%	7.3%
Iosco County	37.9%	22.7%	21.4%	8.8%	9.3%
State of Michigan	31.1%	17.1%	21.5%	14.3%	16.0%
United States	34.3%	16.1%	18.9%	13.3%	17.4%

UNEMPLOYMENT RATE (1) (Seasonally Unadjusted)	*Aug. / Sept. 2007*	*Aug. / Sept. 2008*	*Aug. / Sept. 2009*	*Change 2007 - 2009*	*Change 2008 - 2009*
Alcona County	8.8%	10.5%	17.5%	8.7%	7.0%
Arenac County	8.0%	8.9%	15.7%	7.7%	6.8%
Iosco County	7.8%	9.3%	16.3%	8.5%	7.0%
State of Michigan	6.9%	8.5%	14.8%	7.9%	6.3%
United States	4.5%	6.0%	9.5%	5.0%	3.5%

Source: SNL Financial and The Bureau of Labor Statistics (www.bls.gov).

(1) Monthly unemployment rate for the U.S. and the State of Michigan based on September data. As of October 22, 2009, county unemployment data had not been released for September 2009. All county-wide data is for the month of August for the respective years shown.


AustinAssociates

DEPOSIT TREND ANALYSIS BY COUNTY

Huron Community Financial Services Inc.

Alcona County

	Type	Company Name	City	ST	Total Branches	Jun-04 Deposits ($000)	Jun-09 Deposits ($000)	Jun-08/ Jun-09 % Change	Jun-04/ Jun-09 C.A.G.R.	Jun-04 Market Share	Jun-09 Market Share
1	**Bank**	**Huron Community Bank**	**East Tawas**	**MI**	**2**	**$34,811**	**$40,038**	**-0.6%**	**2.8%**	**85.4%**	**87.8%**
2	Bank	Independent Bank	Ionia	MI	1	$5,958	$5,544	9.7%	-1.4%	14.6%	12.2%
3	Bank	National City Bank	Cleveland	OH	2	$0	$0	NA	NA	NA	NA
4	CU	Alpena-Alcona Area CU	Alpena	MI	1	$0	$0	NA	NA	NA	NA
5	CU	Northland Area FCU	Oscoda	MI	2	$0	$0	NA	NA	NA	NA
			Total		8	$40,769	$45,582	0.6%	2.3%	100%	100%

Arenac County

	Type	Company Name	City	ST	Total Branches	Jun-04 Deposits ($000)	Jun-09 Deposits ($000)	Jun-08/ Jun-09 % Change	Jun-04/ Jun-09 C.A.G.R.	Jun-04 Market Share	Jun-09 Market Share
1	Bank	Citizens Bank	Flint	MI	3	$64,660	$66,110	11.5%	0.4%	46.9%	43.7%
2	Bank	Chemical Bank	Midland	MI	3	$45,641	$53,882	2.6%	3.4%	33.1%	35.6%
3	Bank	Independent Bank	Ionia	MI	1	$18,492	$19,560	-13.3%	1.1%	13.4%	12.9%
4	**Bank**	**Huron Community Bank**	**East Tawas**	**MI**	**1**	**$9,136**	**$11,725**	**5.3%**	**5.1%**	**6.6%**	**7.8%**
5	CU	Sunrise Family Credit Union	Bay City	MI	1	$0	$0	NA	NA	NA	NA
6	CU	North Central Area CU	Houghton Lake	MI	1	$0	$0	NA	NA	NA	NA
7	CU	Northland Area FCU	Oscoda	MI	1	$0	$0	NA	NA	NA	NA
			Total		11	$137,929	$151,277	4.0%	1.9%	100%	100%

DEPOSIT TREND ANALYSIS BY COUNTY

Huron Community Financial Services Inc.

Iosco County

	Type	Company Name	City	ST	Total Branches	Jun-04 Deposits ($000)	Jun-09 Deposits ($000)	Jun-08/ Jun-09 % Change	Jun-04/ Jun-09 C.A.G.R.	Jun-04 Market Share	Jun-09 Market Share
1	CU	Northland Area FCU	Oscoda	MI	3	$129,300	$191,726	11.9%	8.2%	30.5%	38.4%
2	Bank	National City Bank	Cleveland	OH	2	$72,201	$97,285	9.2%	6.1%	17.0%	19.5%
3	**Bank**	**Huron Community Bank**	**East Tawas**	**MI**	**3**	**$79,615**	**$93,174**	**12.9%**	**3.2%**	**18.8%**	**18.7%**
4	Bank	Independent Bank	Ionia	MI	6	$79,270	$80,563	-1.8%	0.3%	18.7%	16.1%
5	Bank	Firstbank-West Branch	West Branch	MI	1	$22,576	$22,907	-8.3%	0.3%	5.3%	4.6%
6	Thrift	First Fed of N. MI	Alpena	MI	1	$16,668	$13,345	-7.4%	-4.3%	3.9%	2.7%
7	CU	Alpena-Alcona Area CU	Alpena	MI	2	$24,026	$0	NA	NA	5.7%	NA
			Total		18	$423,656	$499,000	7.5%	3.3%	100%	100%

HURON COMMUNITY FINANCIAL SERVICES, INC.

HOLDING COMPANY FOR

HURON COMMUNITY BANK

301 Newman Street
East Tawas, Michigan 48730
Phone (989) 362-6700

COMMON STOCK
50,000 SHARES

FOR SALE TO SELECT INVESTORS

Huron Community Financial Services, Inc. (the "Company") hereby offers for sale up to 50,000 shares of its common stock (the "Common Stock").

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The securities offered hereby involve a high degree of risk. See **"Risk Factors"** on page 2 for certain items you should consider prior to making an investment in the Common Stock. This Offering made on a "best efforts - no minimum" basis and has no fixed termination date, but it generally must be finalized within two years of the effective date of the Company's offering statement filed with the Securities and Exchange Commission. No proceeds raised pursuant to this offering will be held in escrow or in trust pending the termination of the Offering.

	Offering Price(1)	**Underwriting Discounts and Commissions**(2)	**Proceeds To Company**(3)
Per Share	$46.00	$0	$46.00
Total	$2,300,000	$0	$2,300,000

(1) The offering price per share above shown (the "Price Per Share") was determined by the Company in its discretion and is based in part on a valuation of the Common Stock as of December 31, 2008.

(2) No commissions will be payable because the Company will offer and sell the shares of Common Stock directly to investors through certain of its officers, who will not receive any additional compensation for such services See "The Offering" and "Risk Factors."

(3) Amounts constitute anticipated proceeds before deducting expenses payable by the Company estimated at $25,000.

The Date Of This Offering Circular Is ~~August~~ December •, 2009. The approximate date of the commencement of sales to the public is ~~August~~December •, 2009.

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE DEPOSIT INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. THERE IS NO ASSURANCE THAT OUR OPERATIONS WILL BE PROFITABLE OR THAT LOSSES WILL NOT OCCUR. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE DEPARTMENT OF LABOR & ECONOMIC GROWTH, MICHIGAN OFFICE OF FINANCIAL & ~~INSURANCE SERVICES~~INSURANCE REGULATION. THE DEPARTMENT HAS NOT UNDERTAKEN TO PASS UPON THE VALUE OF THESE SECURITIES NOR TO MAKE ANY RECOMMENDATIONS AS TO THEIR PURCHASE.

THE USE OF THE PROSPECTUS IS CONDITIONED UPON ITS CONTAINING ALL MATERIAL FACTS AND THAT ALL STATEMENTS CONTAINED THEREIN ARE TRUE AND CAN BE SUBSTANTIATED. THE DEPARTMENT HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

NO BROKER-DEALER, SALESMAN, AGENT OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING HEREBY MADE OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR EFFECTIVE LITERATURE.

THIS IS A BEST EFFORTS OFFERING, AND THE ISSUER HAS THE EXCLUSIVE RIGHT TO SELECT POTENTIAL OFFEREES UNDER THE OFFERING. THE ISSUER RESERVES THE RIGHT TO ACCEPT OR REJECT ANY SUBSCRIPTION AND WILL PROMPTLY NOTIFY THE SUBSCRIBER OF ACCEPTANCE OR REJECTION. THERE IS NO ASSURANCE THAT THIS OFFERING WILL BE FULLY SUBSCRIBED, AND THE ISSUER HAS NO INTENTION OF RETURNING ANY FUNDS RELATED TO ACCEPTED SUBSCRIPTIONS. THE ISSUER ALSO RESERVES THE RIGHT TO WITHDRAW OR CANCEL THE OFFERING AT ANY TIME WITHOUT NOTICE.

THE OFFERING PRICE HAS BEEN ARBITRARILY SELECTED BY THIS ISSUER.~~, AND~~

THERE IS NO ESTABLISHED SECONDARY TRADING MARKET FOR THESE SECURITIES, AND LITTLE LIKELIHOOD OF SUCH A MARKET DEVELOPING IN THE NEAR FUTURE. UNLESS A MARKET IS ESTABLISHED, PURCHASERS MIGHT NOT BE ABLE TO SELL THEIR SECURITIES. MOREOVER, ~~NONE OF~~ THE SECURITIES OFFERED HEREBY ARE NOT FREELY TRANSFERABLE BECAUSE SUCH SECURITIES ARE SUBJECT TO CERTAIN RIGHTS OF REFUSAL GRANTED TO THE COMPANY AND THE INCORPORATORS OF THE COMPANY UNDER THE COMPANY'S ARTICLES OF INCORPORATION. A LEGEND INDICATING THIS RESTRICTION ON TRANSFER SHALL BE PLACED ON ALL CERTIFICATES EVIDENCING SUCH SECURITIES. AS A RESULT OF THE FOREGOING, PURCHASERS OF THESE SECURITIES SHOULD INTEND TO HOLD THEIR

INVESTMENT FOR AN EXTENDED PERIOD AND BE ABLE TO WITHSTAND THE TOTAL LOSS OF THEIR INVESTMENT.

ANY REPRESENTATIONS CONTRARY TO ANY OF THE FOREGOING SHOULD BE REPORTED TO THE OFFICE OF FINANCIAL AND ~~INSURANCE SERVICES~~INSURANCE REGULATION AT: 611 WEST OTTAWA STREET, 3RD FLOOR, P.O. BOX 30701, LANSING, MI 48909-8201, OR TELEPHONE (877) 999-6442.

TABLE OF CONTENTS

EXHIBITS

1. Financial Statements
2. Subscription Agreement
3. Executive Summary to Valuation Report Prepared by Austin Associates, LLC
4. Economic and Demographic Data Supplement

SUMMARY OF THE OFFERING CIRCULAR

The following summarizes certain information contained elsewhere in this Offering Circular. You should read this summary only in conjunction with the complete text of this Offering Circular and its Exhibits.

The Company and the Bank

The Company, a registered financial holding company, conducts all of its business activities through its sole wholly-owned bank subsidiary, Huron Community Bank (the "Bank"). Since 1927, the Bank has been a community bank. It now serves Tawas City, East Tawas, Lincoln, Oscoda, AuGres, and Harrisville, Michigan.

The Offering

Securities Offered	50,000 shares of Common Stock
Offering Price	The Company's Board of Directors, in its absolute discretion, has established the offering price of $46.00 per share, which offering price may not represent the fair market value of the Shares. See "The Offering."
Common Stock Outstanding	568,891 shares of Common Stock before the Offering; 618,891 shares if all offered Shares are sold
Restrictions on Transfer	The Shares will be subject to certain rights of first refusal granted under the Company's Restated Articles of Incorporation to the Company and the incorporators of the Company (the "Incorporators") and will bear legends to that effect. The Restated Articles includes a listing of the Incorporators.
Plan of Distribution	The Shares will be offered from time to time on a "best efforts, no minimum" basis pursuant to a claim of exemption from registration under the Federal securities laws pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation A thereunder. The Shares are being periodically offered and sold by the Company directly to select investors through certain of its officers, who will not receive any additional compensation for such services. See "The Offering."

Risk Factors

An investment in the securities hereby offered is speculative and involves a high degree of risk, including risks related to the Company's stock and risks associated with the Company's business. The several risk factors discussed in this Offering Circular, along with the other matters discussed in this Offering Circular, should be considered in making an investment decision. See "Risk Factors."

Use of Proceeds

While the Company has no specific plans for the investment of the proceeds of this Offering, it anticipates that the majority of the net proceeds will be used to further capitalize the Bank in order to fund its general corporate purposes, including, but not necessarily limited to, the continued support of residential and commercial lending activity in the communities it serves. The Company intends to use the net proceeds from the sale of the Shares to pay expenses of the Company and may contribute a portion of such net proceeds to the Bank. The Bank will use net proceeds contributed to the Bank for general corporate purposes. See "Use Of Proceeds."

RISK FACTORS

An investment in the Company's common stock is subject to risks inherent to the Company's business. Described below are certain risks and uncertainties that management has identified as materialThe material risks and uncertainties that Management believes affect the Company are described below. Before making an investment decision, investors should carefully consider the risks and uncertainties described below together with all the other information included in this offering document. While management has attempted to identify all current material risks facing the Company, Tthe risks and uncertainties described below mayare not be the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations.

If any of the following risks actually occur, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Company's common stock could decline significantly, and investors would lose all or part of their investment.

Risks Related to the Company's Stock

No Public Market. There is no public market for the Common Stock and it is not likely that a public market will develop in the foreseeable future. Consequently, the Company cannot make any assurances as to the liquidity, marketability or price stability of the Common Stock.

Limited Transferability. The Common Stock is subject to a significant restriction on transferability contained in the Restated Articles, which give the Company and its Incorporators certain rights of first refusal in respect of any proposed sale or transfer of the Common Stock. For more information regarding this restriction, see "Description of Capital Stock - Limited Transferability of Capital Stock." Since the shares will not be freely transferable, they should be acquired for investment purposes only and not with a view toward transfer or resale.

Offering Price. The Company in its discretion has established the offering price of $46.00 per share. Although the offering price per share is based in part on a valuation of the Common Stock as of December 31, 2008, the offering price per share has no direct relationship to earnings or any other independently established "market price" for the Common Stock. Consequently, the offering price may not reflect the actual fair market value of the Company's Common Stock.

No Firm Underwriting. The Shares are being offered on a "best efforts" basis, which means that no one is guaranteeing that any particular amount of Shares will be sold. Accordingly, there can be no assurance that any or all of the Shares will be sold.

Dividend Restrictions. We are dependent primarily upon the earnings of our operating subsidiaries for funds to pay dividends on the Common Stock. The payment of dividends by us is also subject to regulatory restrictions. As a result, any payment of dividends in the future will be dependent, in large part, on our ability to satisfy these regulatory restrictions and our subsidiaries' earnings, capital requirements, financial condition and other factors. Although our financial earnings and financial condition have allowed us to declare and pay periodic cash dividends to our shareholders, there can be no assurance that our dividend policy or size of dividend distribution will continue in the future. Our failure to pay dividends on the Common Stock could have a material adverse effect on the value of the Common Stock.

Anti-Takeover Measures. The Restated Articles contain provisions that could discourage the acquisition of control of the Company without the support of the Board of Directors of the Company. The number of shares of Common Stock now or in the future held by the management of the Company and the Bank may have a similar effect. These factors may impede the takeover of the Company without the approval of the Board of Directors of the Company, may result in the Company being less attractive to potential acquirer's and may result in stockholders receiving less for their shares than otherwise might be available.

Risks Related to the Company's Business

Economic Risk. The Company's success depends significantly on the general economic conditions of the State of Michigan. Unlike larger regional or national banks that are more geographically diversified, the Company provides banking and financial services to customers primarily in Northeast Michigan. The local economic conditions in these areas have a significant impact on the demand for the Company's products and services as well as the ability of the Company's customers to repay loans, the value of the collateral securing loans, and the stability of the Company's deposit funding sources.

Currently, the Company's primary markets are in the middle of a significant economic downturn, spurred in some measure by the collapse of the U.S. automobile industry and exacerbated by the overall turmoil in the financial services sector which spiked during the third and fourth quarters of 2008. As of September 2009, the unemployment rates for the three Michigan counties which comprise the Bank's primary market were well in excess of both the Michigan and national averages.

As a consequence of the current U.S. recession, businesses across a wide range of industries face serious difficulties due to the lack of consumer spending and the lack of liquidity in the global credit markets. Unemployment has also increased significantly. A sustained weakness or further weakening in business and economic conditions in the markets in which we do business could adversely affect our businesses by, among other things, decreasing the demand for loans and other products and services that we offer, and increasing the number of borrowers who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us.

Current market volatility. The capital and credit markets have been experiencing volatility and disruption for more than a year. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain borrowers without regard to their underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our businesses, financial condition and results of operations.

Lending Risk. There are inherent risks associated with the Company's lending activities. These risks include, among other things, the impact of changes in interest rates and changes in economic conditions in the markets where the Company operates as well as those across the State of Michigan and the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. The Company is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject the Company to regulatory enforcement action that could result in the assessment of significant civil money penalties against the Company.

The primary focus of the Bank is centered on commercial business loans which generally involve somewhat greater risk than residential mortgage loans. Commercial business loans may be unsecured or secured by special purpose or rapidly depreciating assets, such as equipment, inventory and receivables, which may not provide an adequate source of repayment on defaulted loans. In addition, commercial business loans are dependent on the borrower's continuing financial strength and management ability, as well as market conditions for various products, services and commodities. For these reasons, commercial business loans generally provide higher yields than residential loans but also require more administrative and management attention. Loan terms, including the fixed or adjustable interest rate, the loan maturity and the collateral considerations, vary significantly and are often negotiated on an individual loan basis.

~~As of March 31, 2009, approximately 32%~~ significant portion of the Bank's loan portfolio is also~~was~~ secured by one-to-four family residential real estate. These types of loans have historically been viewed as lower risk of default than commercial and industrial or consumer loans. Recent market declines in values of both residential and commercial properties have elevated the risks for loans secured by real estate. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for loan losses, and an increase in loan charge-offs, all of which could have a material adverse effect on the Company's financial condition and results of operations.

The Company maintains an Allowance for Loan Losses (the "Allowance"), which is a reserve established through a provision for loan losses charged to expense, that represents Management's best estimate of probable loan losses that have been incurred within the existing portfolio of loans. The Allowance, in the judgment of Management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the Allowance reflects Management's continuing evaluation of loan loss experience, current loan portfolio quality, present economic, political, and regulatory conditions, and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the Allowance inherently involves a high degree of subjectivity and requires the Company to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans, and other factors, both within and outside of the Company's control, may require an increase in the Allowance. In addition, bank regulatory agencies periodically review the Company's Allowance and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different from those of management.

Interest Rate Risk. The Company's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest earned on interest earning assets such as loans and securities and interest paid on interest bearing liabilities such as deposits and borrowings. Interest rates are highly sensitive to many factors that are beyond the Company's control, including general economic and market conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Company receives on loans and investment securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect the Company's ability to originate loans and obtain deposits and the fair values of the Company's financial assets and liabilities. If the interest rates paid on deposits and other borrowings increase at a faster rate or decrease at a slower rate than the interest rates received on loans and investments, the Company's net interest income, and therefore earnings, could be adversely affected.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the Company's results of operations, any substantial, unexpected, or prolonged change in market interest rates or in the term structure of interest rates could have a material adverse effect on the Company's financial condition and results of operations.

Regulatory Risk. The Company is subject to extensive federal and state regulation and supervision primarily intended to protect depositors' funds, federal deposit insurance funds, and the banking system as a whole. These regulations affect the Company's lending practices, capital structure, investment practices, dividend policy, and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations, and policies for possible changes. Changes to statutes, regulations, or regulatory policies, including changes in interpretation or implementation of statutes, regulations, or policies, could affect the Company in substantial and unpredictable ways. Such changes could subject the Company to additional costs, limit the types of financial services and products the Company may offer and/or increase the ability of non-banks to offer competing financial products and services, among other things. Failure to comply with laws, regulations, or policies could result in sanctions by regulatory agencies, civil money penalties, and/or reputation damage, which could have a material adverse effect on the Company's business, financial condition, and results of operations. While the Company has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

Recent events in the U.S. and global financial markets, including the deterioration of the worldwide credit markets, have created significant challenges for financial institutions both in the United States and around the world. Dramatic declines in the housing market during the past year, marked by falling home prices and increasing levels of mortgage foreclosures, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. In light of the current economic conditions, the United States Government has instituted a number of programs designed to increase credit availability, provide liquidity during the crisis and stabilize the banking system, and there may be additional sweeping governmental reform legislation enacted to provide even greater supervision and regulation of the banking and financial service industry over the coming years. It is impossible to predict how these possible reforms may affect our ability to implement our business plans. These actions are intended to stabilize and improve the financial condition, risk profile, and capital adequacy of the industry and such financial institutions, but there can be no assurances that such actions will have the intended effects.

Increases in FDIC insurance premiums. The FDIC insures deposits held by FDIC-insured financial institutions, including the Bank. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund at a certain level. Current economic conditions have increased bank failures and expectations for further failures. Consequently, the FDIC recently increased insurance premium rates and imposed special assessments designed to rebuild the Deposit Insurance Fund and help maintain public confidence in the banking system. The FDIC has also recently revised the risk-based formula used to determine the premiums due from financial institution under the insurance program. These increases and assessments have increased the Company's insurance expense, which in turn has negatively affected our net income. Any additional premium increases or special assessments could further increase the Company's insurance expense going forward.

Competition. The banking business is highly competitive. The Company competes with other commercial banks, savings and loan associations, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds operating in Michigan and elsewhere. Many of these competitors have substantially greater resources and lending limits than the Company and offer certain services that the Company does not currently provide. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to both the Company and the Bank.

Failure or Circumvention of Controls and Procedures. Management regularly reviews and updates the Company's internal controls and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Company's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company's business, results of operations, and financial condition.

Attraction and Retention of Key Personnel. Our success depends upon the continued service of our senior management team and upon our ability to attract and retain qualified financial services personnel. Competition for qualified employees is intense. We cannot assure you that we will be able to retain our existing key personnel or attract additional qualified personnel. If we lose the services of our key personnel, or are unable to attract additional qualified personnel, our business, financial condition and results of operations could be adversely affected.

Cautionary Statement Regarding "Forward-Looking" Information. This offering document may include statements regarding our business and prospects, such as projections of future performance, statements of management's plans and objectives, forecasts of market trends, and other matters that are forward-looking statements. Statements containing the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimates," "projects," "believes," "expects," "anticipates," "intends," "target," "goal," "plans," "objective," "should" (or any similar expressions) identify forward-looking statements.

Our future results, including results related to forward-looking statements, involve a number of risks and uncertainties. No assurance can be given that the results reflected in any forward-looking statements will be achieved. Our forward-looking statements are based upon assumptions that are sometimes based upon estimates, data, communications and other information from suppliers, government agencies and other sources that may be subject to revision. Further, any forward-looking statement speaks only as of the date on which it is made, and new factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SUMMARY FINANCIAL INFORMATION

The following condensed and consolidated balance sheet shows the financial condition of the Company as of September 30, 2009 (unaudited) and December 31, 2008 (audited).

Consolidated Balance Sheet (000's omitted)

	Unaudited September 30, 2009	Audited December 31, 2008
Cash and equivalents	$ 17,458	$ 5,288
Investment securities	29,183	16,638
Other securities	1,554	1,554
Loans	147,205	151,098
Premises and equipment	3,336	3,541
Intangible assets	577	749
Other assets	7,631	7,589
Total Assets	$ 206,944	$ 186,457
Deposits	$ 163,630	$ 142,467
Short term borrowings	5,625	5,385
Borrowings	16,292	17,000
Other liabilities	244	1,313
Total Liabilities	185,791	166,165

Total Equity	21,153	20,292
Total Liabilities and Equity	$ 206,944	$ 186,457

The following condensed and consolidated statements of income show the results of operations of the Company for each of the nine-month periods ended September 30, 2009 (unaudited) and September 30, 2008 (unaudited).

Consolidated Statement of Income (000's omitted) - Unaudited

	Nine Months Ended September 30,	
	2009	**2008**
Interest income	$ 7,047	$ 7,935
Interest expense	2,211	3,065
Net interest income	4,836	4,870
Provision for loan loss	423	348
Other income	1,753	1,375
Other expense	4,597	4,255
Income before taxes	1,569	1,642
Income taxes	381	444
Net Income	$ 1,188	$ 1,198

In the opinion of management, all adjustments necessary for a fair statement of results for the interim periods have been included. All such adjustments are of a normal recurring nature. The following table shows for each period indicated the Company's: return on assets; return on equity; dividend payout ratio; and equity to assets ratio.

	September 30, 2009	December 31, 2008	December 31, 2007
Return on Assets	0.81%	0.59%	1.24%
Return on Equity	7.64%	5.22%	10.74%
Dividend Payout Ratio	89.46%	129.64%	51.92%
Equity to Assets Ratio	10.54%	11.38%	11.55%

DESCRIPTION OF INSTITUTION

General

The Company is a registered financial holding company incorporated in Michigan in 1988. In early 1989, the Company purchased all of the issued and outstanding shares of capital stock of the Bank. All of the Company's traditional banking activities are conducted through the Bank, which was incorporated as a Michigan banking corporation in 1927 under the name "Peoples State Bank." Over the years, it has operated under the names "Michigan Bank - Huron" and, since 1987, "Huron Community Bank."

The Bank is a community bank serving Tawas City, East Tawas, Lincoln, Harrisville, Au Gres and Oscoda, Michigan and surrounding areas. The Bank is engaged in the business of commercial banking and exercises the powers of a full service commercial bank (with the exception of trust services), and offers automated teller machines, drive-through banking facilities and Saturday banking hours at most of the Bank's locations. At the present time, the Bank continues to concentrate its efforts on core bank activities such as growing its deposit base and making consumer and commercial loans.

The following table shows average daily balances, interest income or expense amounts, and the resulting average rates for interest earning assets and interest bearing liabilities for the last two years. The table also summarizes the changes in interest income and interest expense attributable to changes in interest rates and changes in the volume of interest earning assets and interest bearing liabilities for the period indicated. Also shown are the net interest income, total interest rate spread, and the net interest margin for the same periods (dollar amounts in thousands).

	2008			2007			2008 v. 2007 Increase (Decrease) Due to:			
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Balance	Rate	Rate and Volume	Total
Assets:										
Loans	$148,170	$10,169	6.86%	$148,855	$11,528	7.74%	$(53)	$(1,312)	$6	$(1,359)
Taxable Sec	13,408	540	4.03%	14,997	747	4.98%	(79)	(143)	15	(207)
Non Taxable Sec	6,063	264	4.36%	4,833	208	4.30%	53	3	1	56
Fed Funds Sold	5,808	117	2.02%	4,630	232	5.01%	59	(139)	(35)	(115)
Other Interest Earning Assets	-	-	0.00%	-	-	0.00%	-	-	-	-
Total Earning Assets	173,449	11,091	6.39%	173,315	12,715	7.34%	$(20)	$(1,591)	$(13)	$(1,624)
Reserve For Loan Loss	(2,125)	-	-	(2,319)	-	-	-	-	-	-
Cash and Due from Banks	3,753	-	-	3,301	-	-	-	-	-	-
Fixed Assets	3,325	-	-	3,519	-	-	-	-	-	-
Other Assets	6,221	-	-	5,641	-	-	-	-	-	-
Sub total	11,173	-	-	10,142	-	-	-	-	-	-
Total Assets	$184,623	-	-	$183,457	-	-	-	-	-	-
Liabilities and Equity:	-	-	-	-	-	-	-	-	-	-
Now and Money Funds	$46,713	$752	1.61%	$45,024	$1,297	2.88%	$49	$(572)	$(21)	$(545)
Savings Deposits	12,153	29	0.24%	12,598	53	0.42%	(2)	(23)	1	(24)
Time Deposits	59,184	2,241	3.79%	63,778	2,877	4.51%	(207)	(462)	33	(636)
FHLB	17,385	812	4.67%	12,974	679	5.23%	231	(73)	(25)	133
Short Term borrowings	6,010	83	1.39%	5,637	113	2.00%	7	(34)	(2)	(29)
Total Interest Bear Liab	141,444	3,918	2.77%	140,011	5,019	3.58%	51	(1,140)	(12)	(1,101)
Demand Deposits	21,352	-	-	21,615	-	-	-	-	-	-
Other Liabilities	1,231	-	-	1,355	-	-				
Shareholders Equity	20,595	-	-	20,476	-	-				
	43,179	-	-	43,445	-	-			**Net Interest Income**	$577
Total Liabilities and Equity	$184,623	-	-	$183,457	-	-				
Rate Spread	-	-	3.62%	-	-	3.75%				
Net Interest Margin / Revenue	-	$7,172	4.14%	-	$7,696	4.44%				

Business Activities

Loan Portfolio

The Bank's primary lending focus is on commercial loans, particularly loans to small and medium sized businesses, but it also provides mortgage loans, home equity loans, installment loans, overdraft protection and credit cards. Despite its commercial lending focus, the Bank has also been one of the leading mortgage lenders in the Michigan Counties of Iosco and Alcona. The Bank does not engage in any sub-prime lending. The table below depicts the distribution of the bank's loan portfolio as of the dates indicated (amounts in thousands).

	September 30, 2009	December 31, 2008	December 31, 2007
Commercial, Financial and Agricultural	$50,526	$45,560	$41,812
Commercial Real Estate	32,153	35,665	29,305
One to Four Family Residential Real Estate	53,757	58,232	61,518
Consumer	11,955	13,087	13,768
Construction - Residential	798	703	1,521
Total	$149,189	$153,247	$147,924

The table below depicts the maturities of the Bank's variable-rate and fixe-rate loan balances as of the end of the most recent fiscal year (amounts in thousands).

	December 31, 2008			
	Less Than One Year	One Year to Five Years	After Five Years	Total
Loans at fixed interest rates	$29,250	$43,577	$7,389	$80,216
Loans at variable interest rates	5,051	11,845	56,135	73,031
	$34,301	$55,422	$63,524	$153,247

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if principal or interest is considered doubtful. When a loan is placed in nonaccrual status, all accrued and unpaid interest is charged against interest income. The following table depicts as of each reported period the Bank's nonaccrual, past due, and restructured loans (amounts in thousands).

	September 30, 2009	December 31, 2008	December 31, 2007
Nonaccrual Loans	$3,221	$2,814	$1,599
Interest income that would have been recorded for nonaccrual loans under original terms	391	243	203
Interest income recorded during period for nonaccrual loans	18	66	28
Accruing loans past 90 days or more	791	1,043	508
Restructered loans not included above	-	-	-

The Bank's Allowance for Loan Losses represents management's estimate of inherent credit losses in the Bank's loan portfolio. Because it is an estimate that is based on assumptions that are highly uncertain, if different assumptions were used or if any of the assumptions used were to change, there could be a material impact on the presentation of the Company's financial condition. These assumptions include, but are not limited to, collateral values and the effect of economic conditions on the financial condition of the borrowers. To determine the Allowance for Loan Losses, the Bank estimates losses on all loans that are not classified as non-accrual or renegotiated by applying historical loss rates to those loans in accordance with SFAS 5. In addition, all loans that are nonaccrual or renegotiated are individually tested for impairment. Any amount of monetary impairment is included in the Allowance for Loan Losses in accordance with SFAS 114.

We believe that our Allowance for Loan Losses provides adequate coverage for the losses in our portfolio, and we expect that we will be able to maintain the adequacy of the allowance without increasing our Provision for Loan Losses in 2009. The following is an analysis of the transactions in the allowance for loan losses (dollar amounts in thousands):

	September 30, 2009	December 31, 2008	December 31, 2007
Balance of allowance for loan losses at beginning of period	$ 2,149	$ 2,236	$ 2,388
Loans charged off:			
Commercial	167	336	96
Mortgage	371	152	200
Consumer	53	18	12

Total loans charged off	591	506	308
Recoveries:			
Commercial	1	6	-
Mortgage	0	-	4
Consumer	3	4	2
Total Recoveries	3	11	6
Net loans charged off	588	495	302
Provisions charged to expense	423	408	150
Balance at end of period	$ 1,984	$ 2,149	$ 2,236
Ratio of net charge-offs during period to average loans outstanding	0.3938%	0.3230%	0.2039%

The following analysis shows the allocation of the allowance for loan losses among the different loan categories as of the dates indicated (dollar amounts in thousands):

	September 30, 2009		December 31, 2008		December 31, 2007	
Commercial Loans	$ 1,294	65.20%	$ 1,451	67.50%	$ 1,553	69.46%
Residential Mortgage Loans	510	25.68%	547	25.46%	546	24.42%
Consumer Loans	181	9.12%	151	7.03%	137	6.12%
	$ 1,984	100.00%	$ 2,149	100.00%	$ 2,236	100.00%

Investment Portfolio

The Bank maintains a very conservative investment portfolio, comprised primarily of agencies, but also including a sizable portfolio of taxable and exempt municipal securities consisting mostly of local issues and rated issues from outside the Bank's primary market. The Bank also carries $1.2 million in Federal Home Loan Bank stock. The following table depicts the breakdown of the Bank's investment portfolio as of each reported period (amounts in thousands).

INVESTMENT PORTFOLIO COMPOSITION

	September 30, 2009	December 31, 2008	December 31, 2007
US Agencies	$ 19,256	$ 7,554	$ 8,923
State and Political	8,994	7,453	6,066
Corp. Securities	932	1,631	2,994
MBS	-	-	3
FRB-FHLB Stock	1,554	1,554	1,494
	$ 30,737	$ 18,192	$ 19,480

Included in the Company's Corporate securities as of December 31, 2008 and 2007 are certain money market preferred shares. In December of 2008, the Company determined that a portion of these securities were impaired and recorded a pre-tax charge of approximately $863,000. The charge is included in the December 31, 2008 audited Consolidated Statement of Income that are provided herewith. The cause of the impairment related to the expected distribution of collateral supporting the money market preferred shares, which consisted of actively traded preferred stock issued by large financial institutions. The amount of the impairment was determined by measuring the difference in the fair value of the underlying preferred shares as of December 31, 2008 compared to the recorded value of the money market preferred shares. The preferred shares were ultimately distributed to holders of the money market securities in 2009.

As of September 30, 2009, there are no non-US Government securities in the portfolio that exceed 10% of stockholders' equity. The weighted average yield does not include the effect of tax-equivalent adjustments. The following table depicts the breakdown of maturities of the securities held in the Bank's investment portfolio (amounts in thousands).

SCHEDULE OF MATURITIES AS OF DECEMBER 31, 2008

	One Year or Less	1-5 Years	5-10 Years	Over 10 Years	Weighted Average Yields
US Agencies	$ 1,809	$ 5,745	$ -	$ -	2.70%
State and Political	265	2,807	1,183	3,199	4.51%
Corp. Securities	1,128	-	-	503	3.89%
MBS	-	-	-	-	-
FRB/FHLB Stock	-	-	-	1,554	5.24%
	$ 3,202	$ 8,552	$ 1,183	$ 5,256	

Deposits

The Bank offers a full range of deposit products, including business checking, consumer checking, savings, certificate of deposit (to include jumbo CDs), individual retirement accounts, money market accounts and municipal investment accounts. The Bank's deposits are insured to the applicable limits by the Deposit

Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC").

Market Area Information

General

The Bank has its main office located in East Tawas, Michigan approximately 115 miles north of Flint and operates six offices in the Michigan Counties of Alcona, Arenac and Iosco Counties. The Bank owns all such offices, each of which, except for the Harrisville branch, has a drive-through facility. The complete address of each of the Bank's banking offices is provided in the table below.

Office Address	City	Date Established
Alcona County, Michigan		
423 East Main Street	Harrisville	7/17/1998
327 Traverse Bay Road	Lincoln	6/16/1993
Arenac County, Michigan		
3150 East Huron Road, Sims Township	Au Gres	10/28/1985
Iosco County, Michigan		
301 North Newman Street	East Tawas	6/14/1927
5077 North Huron Road	Oscoda Township	9/22/1975
410 Lake Street	Tawas City	4/7/1961

Employment and Income

An economic downturn, spurred by the restructuring of the automobile industry within the state of Michigan has significantly impacted the Bank's lending opportunities. As of September 2009, the unemployment rate for the three Michigan counties within which the Bank operates averaged approximately 16.5%, which marks an increase of approximately 8.3% over the prior two year period. The unemployment rate for the state of Michigan as a whole currently stands at approximately 14.8%, while the national average currently hovers around 9.5%. Median household income of approximately $39,000 for the Bank's primary market is also well below the Michigan and national averages of approximately $55,000.

For additional economic and demographic information regarding the Michigan Counties of Alcona, Arenac and Iosco, see the supplemental materials provided as Exhibit 4 to this Offering Circular.

Competition

The Bank competes primarily with commercial banks, savings and loan associations, and credit unions located in and around its primary market area, but it also competes with other commercial banks, savings and loan associations, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds operating in Michigan and elsewhere. Many of these competitors have substantially greater resources and lending limits than the Company and the Bank and offer certain services that the Company and the Bank do not currently provide. The Bank's primary local competitors in its primary market include:

- Independent Bank, Bay City, Michigan
- National City Bank, Cleveland, Ohio
- Citizens Bank, Flint, Michigan

• Chemical Bank, Midland, Michigan

The table below includes a breakdown of the respective deposit market share of each insured depository institution operating in the Michigan Counties of Iosco, Arenac and Alcona as of June 30, 2008, the most recent date for which deposit market share information is made available by the FDIC. Deposit market share is generally viewed as a key indicator of overall market penetration and position. The Bank currently ranks first in its market in deposit market share with approximately 27.7% of the market's deposits.

Deposit Market Share Report for The Michigan Counties of Alcona, Arenac and Iosco As of June 30, 2008			Outside of Market		Inside of Market		
Institution Name	State (Hqtrd)	State/ Federal Charter	No. of Offices	Deposits ($000)	No. of Offices	Deposits ($000)	Market Share
HURON COMMUNITY BANK	MI	State	0	0	6	133,912	27.68%
INDEPENDENT BANK	MI	State	102	1,989,377	7	109,635	22.66%
NATIONAL CITY BANK	OH	Federal	1,566	97,675,835	2	89,098	18.41%
CITIZENS BANK	MI	State	214	8,550,292	2	59,313	12.26%
CHEMICAL BANK	MI	State	127	2,834,698	2	52,512	10.85%
FIRSTBANK WEST BRANCH	MI	State	9	151,054	1	24,986	5.16%
FIRST FEDERAL OF NORTHERN MI	MI	Federal	7	154,002	1	14,414	2.98%
Number of Institutions in the Market: 7		TOTALS	2,025	111,355,258	21	483,870	100.00

Employees

Currently, the only employees of the Company are its officers. As of September 30, 2009, the Bank had 60 full-time employees. The Bank provides a number of benefits for its full-time employees, including health and life insurance, pensions, workers' compensation, social security, paid vacations, and numerous bank services.

SUPERVISION AND REGULATION

The following is a summary of certain statutes and regulations affecting us. This summary is qualified in its entirety by reference to the particular statutes and regulations. A change in applicable laws or regulations may have a material effect on us and our Bank.

General

Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, our growth and earnings performance can be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "FDIC"), the Michigan Office of Financial and Insurance Regulation (the "OFIR"), the Internal Revenue Service, and state taxing authorities. The effect of such statutes, regulations and policies and any changes thereto can be significant and cannot be predicted.

Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the

FDIC's deposit insurance funds, our depositors, and the public, rather than our shareholders.

Federal law and regulations establish supervisory standards applicable to the lending activities of our Bank, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.

Recent Regulatory Developments

Emergency Economic Stabilization Act of 2008. On October 3, 2008, Congress enacted the Emergency Economic Stabilization Act of 2008 ("EESA"). EESA enables the federal government, under terms and conditions developed by the Secretary of the United States Department of the Treasury ("UST"), to insure troubled assets, including mortgage-backed securities, and collect premiums from participating financial institutions. EESA includes, among other provisions: (a) the $700 billion Troubled Assets Relief Program ("TARP"), under which the Secretary of the UST is authorized to purchase, insure, hold, and sell a wide variety of financial instruments, particularly those that are based on or related to residential or commercial mortgages originated or issued on or before March 14, 2008; and (b) an increase in the amount of deposit insurance provided by the FDIC. Both of these specific provisions are discussed in the below sections.

Troubled Assets Relief Program (TARP). Under TARP, the UST authorized a voluntary capital purchase program ("CPP") to purchase senior preferred shares of qualifying financial institutions that elect to participate. Participating companies must adopt certain standards for executive compensation, including (a) prohibiting "golden parachute" payments as defined in EESA to senior executive officers; (b) requiring recovery of any compensation paid to senior executive officers based on criteria that is later proven to be materially inaccurate; and (c) prohibiting incentive compensation that encourages unnecessary and excessive risks that threaten the value of the financial institution. The terms of the CPP also limit certain uses of capital by the issuer, including repurchases of company stock and increases in dividends.

Federal Deposit Insurance Coverage. EESA temporarily raised the limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. Separate from EESA, in October 2008, the FDIC also announced the Temporary Liquidity Guarantee Program. Under one component of this program, the FDIC temporarily provides unlimited coverage for noninterest bearing transaction deposit accounts through December 31, 2009. The limits are scheduled to return to $100,000 on January 1, 2010.

Financial Stability Plan. On February 10, 2009, the UST announced the Financial Stability Plan ("FSP"), which is a comprehensive set of measures intended to shore up the U.S. financial system and earmarks the balance of the unused funds originally authorized under EESA. The major elements of the FSP include: (i) a capital assistance program that will invest in convertible preferred stock of certain qualifying institutions, (ii) a consumer and business lending initiative to fund new consumer loans, small business loans and commercial mortgage asset-backed securities issuances, (iii) a new public-private investment fund that will leverage public and private capital with public financing to purchase up to $500 billion to $1 trillion of legacy "toxic assets" from financial institutions, and (iv) assistance for homeowners by providing up to $75 billion to reduce mortgage payments and interest rates and establishing loan modification guidelines for government and private programs.

Financial institutions receiving assistance under the FSP going forward will be subject to higher transparency and accountability standards, including restrictions on dividends, acquisitions and executive compensation and additional disclosure requirements. We cannot predict at this time the effect that the FSP may have on us or our business, financial condition or results of operations.

American Recovery and Reinvestment Act of 2009. On February 17, 2009, Congress enacted the American Recovery and Reinvestment Act of 2009 ("ARRA"). In enacting ARRA, Congress intended to provide a stimulus to the U.S. economy in light of the significant economic downturn. AARA includes federal tax cuts, expansion of unemployment benefits and other social welfare provisions, and numerous domestic spending efforts in education, healthcare and infrastructure. ARRA also includes numerous non-economic recovery related items, including a limitation on executive compensation in federally-aided financial institutions, including banks that have received or will receive assistance under TARP.

Under ARRA, a financial institution will be subject to the following restrictions and standards throughout the period in which any obligation arising from financial assistance provided under TARP remains outstanding:

- Limits on compensation incentives for risk-taking by senior executive officers;
- Requirement of recovery of any compensation paid based on inaccurate financial information;
- Prohibition on "golden parachute payments" as defined in AARA;
- Prohibition on compensation plans that would encourage manipulation of reported earnings to enhance the compensation of employees;
- Establishment of board compensation committees by publicly-registered TARP recipients comprised entirely of independent directors, for the purpose of reviewing employee compensation plans;
- Prohibition on bonuses, retention awards, and incentive compensation, except for payments of long-term restricted stock; and
- Limitation on luxury expenditures.

In addition, TARP recipients will be required to permit a separate shareholder vote to approve the compensation of executives. The chief executive officer and chief financial officer of each TARP recipient will be required to provide a written certification of compliance with these standards to the SEC.

The foregoing is a summary of requirements to be included in standards to be established by the Secretary of the UST.

Homeowner Affordability and Stability Plan. On February 18, 2009, President Obama announced the Homeowner Affordability and Stability Plan ("HASP"). HASP is intended to support a recovery in the housing market and ensure that workers can continue to pay off their mortgages through the following elements:

- Access to low-cost refinancing for responsible homeowners suffering from falling home prices;
- A $75 billion homeowner stability initiative to prevent foreclosure and help responsible families stay in their homes; and
- Support low mortgage rates by strengthening confidence in Fannie Mae and Freddie Mac.

Many details related to these new regulatory developments have yet to be established. We continue to monitor these developments and assess their potential impact on our business.

Huron Community Financial Services, Inc.

General. We are a registered bank holding company that has made an election with the Federal Reserve to operate as a financial holding company. Consequently, the Company is subject to regulation by the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). Under the BHCA, we are subject to periodic examination by the Federal Reserve, and are required to file periodic reports of operations and such additional information as the Federal Reserve may require.

Source of Strength and Capital Maintenance. In accordance with Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to commit resources to support the subsidiary banks in circumstances where the bank holding company might not do so in the absence of such policy.

In addition, if the OFIR deems a bank's capital to be impaired, the OFIR may require a bank to restore its capital by special assessment upon a bank holding company, as the bank's sole shareholder. If the bank holding company failed to pay such assessment, the directors of that bank would be required, under Michigan law, to sell the shares of bank stock owned by the bank holding company to the highest bidder at either public or private auction and use the proceeds of the sale to restore the bank's capital.

Investments and Activities. In general, any direct or indirect acquisition by a bank holding company of any voting shares of any bank which would result in the bank holding company's direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of the bank holding company with another bank holding company, will require the prior written approval of the Federal Reserve under the BHCA. In acting on such applications, the Federal Reserve must consider various statutory factors including the effect of the proposed transaction on competition in relevant geographic and product markets, and each party's financial condition, managerial resources, and record of performance under the Community Reinvestment Act.

In addition and subject to certain exceptions, the Change in the Bank Control Act ("Control Act") and regulations promulgated thereunder by the Federal Reserve, require any person acting directly or indirectly, or through or in concert with one or more persons, to give the Federal Reserve 60 days' written notice before acquiring control of a bank holding company. In general, transactions which are presumed to constitute the acquisition of control include the acquisition of any voting securities of a bank holding company if, after the transaction, the acquiring person (or persons acting in concert) owns, controls or holds with power to vote 10% or more of any class of voting securities of the institution. The acquisition may not be consummated subsequent to such notice if the Federal Reserve issues a notice within 60 days, or within certain extensions of such period, disapproving the acquisition.

The merger or consolidation of an existing bank subsidiary of a bank holding company with another bank, or the acquisition by such a subsidiary of the assets of another bank, or the assumption of the deposit and other liabilities by such a subsidiary requires the prior written approval of the responsible Federal depository institution regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the BHCA. In addition, in certain cases an application to, and the prior approval of, the Federal Reserve under the BHCA and/or OFIR under Michigan banking laws, may be required.

With certain limited exceptions, the BHCA prohibits any bank holding company from engaging, either directly or indirectly through a subsidiary, in any activity other than managing or controlling banks unless the proposed non-banking activity is one that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto. Under current Federal Reserve regulations, such permissible non-banking activities include such things as mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. Eligible bank holding companies that have elected to operate as financial holding companies (such as the Company) may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance activities and any other activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature, incidental to any such financial activity or complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Bank Holding Company Act generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank or financial holding companies.

Dividends. Most of our revenues are received in the form of dividends paid by our Bank. Thus, our ability to pay dividends to our shareholders is indirectly limited by statutory restrictions on the ability of our Bank to pay dividends, as discussed below. Further, in a recent policy statement, the Federal Reserve has expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. As with most other insured depository institutions, the Company has experienced some deterioration in its earnings in the wake of the financial crisis that gripped the country beginning in the third quarter of 2008. However, the Company does not expect this deterioration to have any significant long-term impact on the ability of the Company to pay dividends. Nonetheless, the Company will continue to evaluate the payment of dividends to ensure that they are consistent with the Company's mandate to act as a source of financial strength for its subsidiary depository institution.

In addition to the restrictions on dividends imposed by the Federal Reserve, the Michigan Business Corporation Act provides that dividends may be legally declared or paid only if after the distribution, a corporation can pay its debts as they come due in the usual course of business and its total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock whose preferential rights are superior to those receiving the distribution.

The Bank

General. Our Bank is a Michigan banking corporation, is a member of the Federal Reserve System and its deposit accounts are insured by the Deposit Insurance Fund ("DIF") of the FDIC. As a member of the Federal Reserve System, and a Michigan chartered bank, our Bank is subject to the examination, supervision, reporting and enforcement requirements of the Federal Reserve Board as its primary regulator, and OFIR, as the chartering authority for Michigan banks. These agencies and the federal and state laws applicable to our Bank and its operations, extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts, and the safety and soundness of banking practices.

Deposit Insurance. As an FDIC-insured institution, our Bank is required to pay deposit insurance premium assessments to the FDIC. Under the FDIC's risk-based assessment system for deposit insurance premiums, all insured depository institutions are placed into one of four categories and assessed insurance premiums based primarily on their level of capital and supervisory evaluations.

The FDIC is required to establish assessment rates for insured depository institutions at levels that will maintain the Deposit Insurance Fund (DIF) at a Designated Reserve Ratio (DRR) selected by the FDIC within a range of 1.15% to 1.50%. The FDIC is allowed to manage the pace at which the reserve ratio varies within this range. Under the FDIC's risk-based rate schedule, well managed and well capitalized banks pay a lower assessment (calculated as an annual rate against the bank's deposit base) for deposit insurance premiums than do banks deemed to pose more significant supervisory concerns. Premiums are assessed and collected quarterly by the FDIC. FDIC insurance assessments could increase in the future due to continued depletion of the DIF.

In addition, in 2008, the Bank elected to participate in the FDIC's Transaction Account Guarantee Program (TAGP). Under the TAGP, funds in non-interest bearing transaction accounts, in interest-bearing transaction accounts with an interest rate of 0.50% or less, and in Interest on Lawyers Trust Accounts (IOLTA) will have a temporary (until December 31, 2009) unlimited guarantee from the FDIC. The coverage under the TAGP is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules which insure accounts up to $250,000. Participation in the TAGP requires the payment of additional insurance premiums to the FDIC. However, these additional premiums have not materially impacted the Bank to date, and are not expected to materially impact the Bank prior to the expiration of the program.

FICO Assessments. Our Bank, as a member of the DIF, is subject to assessments to cover the payments on outstanding obligations of the Financing Corporation ("FICO"). FICO was created to finance the recapitalization of the Federal Savings and Loan Insurance Corporation, the predecessor to the FDIC's Savings Association Insurance Fund which was created to insure the deposits of thrift institutions and was merged with the Bank Insurance Fund into the newly formed DIF in 2006. From now until the maturity of the outstanding FICO obligations in 2019, DIF members will share the cost of the interest on the FICO bonds on a pro rata basis.

OFIR Assessments. Michigan banks are required to pay supervisory fees to the OFIR to fund their operations. The amount of supervisory fees paid by a bank is based upon the bank's total assets.

Capital Requirements. The Federal Reserve has established the following minimum capital standards for state-chartered, FDIC-insured member banks, such as our Bank: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with minimum requirements of 4% to 5% for all others, and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. Tier 1 capital consists principally of shareholders' equity. These capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, Federal Reserve regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Federal regulations define these capital categories as follows:

	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Leverage Ratio
Well capitalized	10% or above	6% or above	5% or above
Adequately capitalized	8% or above	4% or above	4% or above
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%
Critically undercapitalized	—	—	A ratio of tangible equity to total assets of 2% or less

At December 31, 2008, our Bank's ratios exceeded minimum requirements for the well-capitalized category.

Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rates the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.

In general, a depository institution may be reclassified to a lower category than is indicated by its capital levels if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

Dividends. Under Michigan law, banks are restricted as to the maximum amount of dividends they may pay on their common stock. Our Bank may not pay dividends except out of its net income after deducting its losses and bad debts. A Michigan state bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend.

As a member of the Federal Reserve System, our Bank is required to obtain the prior approval of the Federal Reserve Board for the declaration or payment of a dividend if the total of all dividends declared in any year will exceed the total of (a) the Bank's retained net income (as defined by federal regulation) for that year, *plus* (b) the Bank's retained net income for the preceding two years. Federal law generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. In addition, the Federal Reserve may prohibit the payment of dividends by a bank, if such payment is determined, by reason of the financial condition of the bank, to be an unsafe and unsound banking practice or if the bank is in default of payment of any assessment due to the FDIC.

Insider Transactions. Our Bank is subject to certain restrictions imposed by the Federal Reserve Act on "covered transactions" with us, which include investments in our stock or other securities issued by us or our subsidiaries, the acceptance of our stock or other securities issued by us or our subsidiaries as collateral for loans and extensions of credit to us or our subsidiaries. Certain limitations and reporting requirements are also placed on extensions of credit by our Bank to its directors and officers, to our directors and officers, to our principal shareholders, and to "related interests" of such directors, officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person becoming one of our directors or officers or a principal shareholder may obtain credit from banks with which our Bank maintains a correspondent relationship.

Safety and Soundness Standards. Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the FDIC adopted guidelines to establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

Investment and Other Activities. Under federal law and regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as a principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the bank's primary federal regulator determines the activity would not pose a significant risk to the DIF. Impermissible investments and activities must be otherwise divested or discontinued within certain time frames set by the bank's primary federal regulator in accordance with federal law. These restrictions are not currently expected to have a material impact on the operations of our Bank.

Consumer Banking. Our Bank's business includes making a variety of types of loans to individuals. In making these loans, our Bank is subject to state usury and regulatory laws and to various federal statutes, including the privacy of consumer financial information provisions of the Gramm Leach-Bliley Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, and the regulations promulgated under these statutes, which (among other things) prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage loan servicing activities of our Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. In receiving deposits, our Bank is subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon our Bank and its directors and officers.

Branching Authority. Michigan banks, such as our Bank, have the authority under Michigan law to establish branches anywhere in the State of Michigan, subject to receipt of all required regulatory approvals. Banks may establish interstate branch networks through acquisitions of other banks. The establishment of *de novo* interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed only if specifically authorized by state law.

Michigan permits both U.S. and non-U.S. banks to establish branch offices in Michigan. The Michigan Banking Code permits, in appropriate circumstances and with the approval of the OFIR (1) acquisition of Michigan banks by FDIC-insured banks or savings banks located in other states, (2) sale by a Michigan bank of branches to an FDIC- insured bank or savings bank located in a state in which a Michigan bank could purchase branches of the purchasing entity, (3) consolidation of Michigan banks and FDIC-insured banks or savings banks located in other states having laws permitting such consolidation, (4) establishment of branches in Michigan by FDIC-insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting a Michigan bank to establish a branch in such jurisdiction, and (5) establishment by foreign banks of branches located in Michigan.

~~HISTORY AND BUSINESS~~

~~General~~

~~The Company is a registered financial holding company incorporated in Michigan in 1988. In early 1989, the Company purchased all of the issued and outstanding shares of capital stock of the Bank. All of the Company's traditional banking activities are conducted through the Bank.~~

~~The Bank was incorporated as a Michigan banking corporation in 1927 under the name "Peoples State Bank." Over the years, it has operated under the names "Michigan Bank—Huron" and (since 1987) "Huron Community Bank" To the extent permitted by law, the Bank's deposits are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC").~~

~~The Bank is a community bank serving Tawas City, East Tawas, Lincoln, Harrisville, Au Gres and Oscoda, Michigan and surrounding areas. The services offered by the Bank include automated teller machines, drive-through banking facilities and Saturday banking hours at most of the Bank's locations. Since 1991, the Bank has been one of the leading mortgage lenders in Iosco County and Alcona County, Michigan. At the present time, the Bank continues to concentrate its efforts on core bank activities such as growing its deposit base and making consumer and commercial loans.~~

~~Mortgage Banking~~

~~The Bank provides mortgage services consisting of the origination, servicing, and short term funding and sale of residential first mortgage loans ("residential loans"). The Bank's current operating strategy is to generate both fee and interest income while managing its liquidity needs and the interest rate risks of its balance sheet. The Bank's mortgage banking operations earn origination and loan servicing fees.~~

~~The residential loans originated by the Bank are typically sold without recourse in the event of default by the borrower. To minimize the risk of loss on the residential loans sold by it, the Bank attempts to obtain purchase commitments from investors prior to funding such residential loans made by it. Between the time the Bank funds its residential loans and delivers such residential loans into the secondary market (generally less than 60 days), the residential loans are held for sale. The Bank can thereby, in effect, earn long-term interest rates on short-term investments and improve net interest margin and liquidity. Consistent with a strategy of~~

~~managing interest rate risk, the Bank typically sells all long term fixed rate residential loans and retains a portion of variable rate and short term fixed rate residential loans,~~

~~The Bank's officers and agents are responsible for processing loan applications and preparing loan documentation. Loan applications are evaluated for compliance with the Bank's and its investors underwriting criteria, including loan to value ratios, borrower qualifications and required insurance.~~

~~The substantial majority of residential loans originated by the Bank are conventional mortgage loans (i.e. not guaranteed or insured by agencies of the federal government) which comply with the requirements for sale to, or conversion into mortgage backed securities issued by, the Federal Home Loan Mortgage Corporation ("FHLMC").~~

~~When the Bank sells the residential loans it has originated, it may either retain or sell the rights to service those loans and to receive the related fees. The Bank currently receives servicing fees of 1/4% per annum on its mortgage loan servicing portfolio. While the aggregation of a servicing portfolio can create a substantial continuing source of income, there is an active market for mortgage loan servicing rights (which are generally valued in relation to the present value of the cash flow generated by the servicing rights). Subject to current market conditions, the Bank currently anticipates increasing the size of its mortgage loan servicing portfolio. In the past it has been the Bank's practice to retain servicing rights relating to residential loans sold.~~

~~Commercial and Retail Banking~~

~~The Bank is engaged in the business of commercial banking and exercises the powers of a full service commercial bank with the exception of trust services. The Bank operates in a distinct market area in Michigan and targets that segment of its market which is interested in personalized service for its customer deposit base. The deposits with the Bank are primarily retail deposits from within its market area. As of June 30, 2008, the latest date for which deposit market share data has been released by the FDIC, the Bank's market share of deposits in the Michigan Counties of Iosco, Arenac and Alcona was approximately 27.7%. At March 31, 2009, interest bearing deposits comprised approximately 85.7% of total deposits and time deposits of $100,000 or more comprised 13.5% of interest bearing deposits.~~

~~The Bank offers checking accounts, savings accounts and time deposits, residential real estate mortgages, loans to individuals, commercial enterprises and governmental agencies, installment credit to consumers and small businesses, and other banking services. The Bank's primary lending focus is loans to small and medium sized businesses.~~

~~Competition~~

~~The Company and the Bank compete primarily with commercial banks, savings and loan associations, and credit unions located in and around the Michigan Counties of Iosco, Arenac and Alcona. They also compete with other commercial banks, savings and loan associations, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds operating in Michigan and elsewhere. Many of these competitors have substantially greater resources and lending limits than the Company and the Bank and offer certain services that the Company and the Bank do not currently provide.~~

~~Employees~~

~~Currently, the only employees of the Company are its officers. As of December 31, 2008, the Bank had 50 full-time and 21 part-time employees. The Bank provides a number of benefits for its full-time employees, including health and life insurance, pensions, workers' compensation, social security, paid vacations, and numerous bank services,~~

~~**Property**~~

~~The Company's executive offices and its main banking office are located in East Tawas, Michigan, and the Bank also has full services branches in AuGres, Tawas City, Harrisville, Oscoda and Lincoln. The Bank owns all such offices, each of which, except for the Harrisville branch, has a drive-through facility. The complete address of each of the Bank's banking offices is provided in the table below.~~

~~East Tawas Office (main)~~	~~301 Newman Street, East Tawas, Michigan 48730~~
~~Tawas City Office~~	~~410 East Lake Street, Tawas City, Michigan 48763~~
~~Oscoda Office~~	~~5077 North US-23, Oscoda, Michigan 48750~~
~~Lincoln Office~~	~~327 Traverse Bay Road, Lincoln, Michigan 48742~~
~~AuGres Office~~	~~3150 East Huron, AuGres, Michigan 48703~~
~~Harrisville Office~~	~~423 East Main Street, Harrisville, Michigan 48740~~

MANAGEMENT

Directors and Officers

The following table contains pertinent information concerning the present directors and executive officers of the Company and the Bank.

Name and Residence Address	Principal Occupation for Last 5 Years	Age	Year That Service Began	Company/Bank Position	Shares Owned Directly or Beneficially as of 12/31/~~2007~~2008	Exercisable Options	% Ownership of Company
~~Matthew A. Pollard 1941 E. Twin Lake Rd. Lupton, MI~~	~~Pres/CEO, Huron Community Bank[1]; and Community President, First Community Bank, Cheboygan, MI~~	~~56~~	~~2007~~	~~President, CEO Director~~	~~656.70~~	~~0~~	~~.11%~~
Robert M. Beneson 4500 Hillcrest Avenue Oscoda, MI 49750	~~Retired~~ Banker, Huron Community Bank[1]	66	1988	President, CEO Director~~Director / Director~~	- 19,731.02	21,000	7.16%
Wayne Bigelow 2118 East Huron Road Au Gres, MI 48703	Owner and President, Marine Transport, AuGres, MI	55	1997	Director, Treasurer/ Director	16,524.50	6,508	4.05%
David H. Cook 4385 M-72 Harrisville, MI 48740	Attorney, David H. Cook, PC	46	2003	Director/ Director	1,675.75	3,111	.84%
Matthew W. Buresh 4507 Gowen Rd. East Tawas, MI 48730	Funeral Director, Buresh Funeral Home	38	2006	Director/ Director	75.5	1,258	.23%

Name and Residence Address	Principal Occupation for Last 5 Years	Age	Year That Service Began	Company/Bank Position	Shares Owned Directly or Beneficially as of 12/31/~~2007~~2008	Exercisable Options	% Ownership of Company
Thomas B. Huck 1395 Laidlaw Tawas City, MI 48763	Attorney, Thomas B. Huck, PC	62	1984	Director, VP/Director	6,163.50	2,650	1.55%
Monty L. Kruttlin 100 Williams Dr. Harrisville, MI 48740	President, Alcona Tool	71	2002	Director/ Secretary/ Director	4,432.75	3,473	1.39%
Alan J. Stephenson 2051 East Huron East Tawas, MI 48730	CPA, Stephenson, Gracik & Co., PC	57	1988	Chairman/ Chairman	16,482.5	12,159	5.03%
John A. Emmendorfer 1056 Park Dr. East Tawas, MI	Senior VP, Senior Loan Officer, Huron Community Bank(2)	46	2008	Senior VP/ Senior Loan Officer	0	0	0
David McMahon 907 W. Lake Street Unit 9 Tawas City, MI	Senior VP, Operations Officer, Huron Community Bank(3)	50	2009	Senior VP/ Operations Officer	0	0	0

~~(1)Matthew A. Pollard has 37 years of banking experience holding various positions with several banks including President, Senior Vice President, Regional Market Executive and Community Bank President.~~

(1) Robert M. Beneson, who initially retired from the Company in 2008, resumed his duties as President and CEO following the resignation of Matthew A. Pollard in September 2009.

(2) John A. Emmendorfer, Jr. has 20 years of banking experience holding various positions with several banks including President, Senior Vice President, Vice President and Credit Analyst.

(3) David McMahon was employed by the bank until February, 2008 and returned in April, 2009.

All directors and officers of the Company and the Bank as a group owned 116,901.85 shares of Common Stock, representing approximately 18.12% of the outstanding shares of Common Stock as of December 31, 2008.

The Company has granted options to acquire a total of 63,735 shares of Common Stock to the directors and certain key employees pursuant to its 1996 Nonemployee Directorl Stock Option Plan, 1996 Employee Stock Option Plan, 2005 Nonemployee Director' Stock Option Plan and 2005 Employee Stock Option Plan. The options are exercisable at any time prior' to the respective expiration dates, ten years after grant date. The Company has also granted options to acquire a total of 12,199 shares to certain directors pursuant to its 1997 Nonemployee Director Discretionary Stock Option and 2005 Nonemployee Director Discretionary Stock Option Plan. The exercise price under all of the foregoing options is the fair market value of the shares on the respective grant dates.

Compensation of Executive Officers and Directors

The following table sets forth: (i) the aggregate compensation paid by the Company Bank to its three highest paid executive officers for 2008; and (ii) the projected aggregate compensation to be paid by the BankCompany to such individuals for 2009.

NAME AND TITLE OF SENIOR EXECUTIVE OFFICERS	CAPACITIES IN WHICH COMPENSATION WAS RECEIVED	AGGREGATE COMPENSATION FOR EACH OF THE NAMED OFFICERS AS A GROUP FOR 2008*	PROJECTED AGGREGATE COMPENSATION FOR EACH OF THE NAMED OFFICERS AS A GROUP FOR 2009**
Matthew A. Pollard, Former President & CEO (Resigned September 2009)	Compensation for each individual identified consists of annual salary and a discretionary annual cash bonus. Compensation for Messrs. Pollard and Beneson also includes fees for service as members of the board of directors.	$ 419,702.00	$ 395,500.00
Robert M. Beneson President & CEO (retired Retired 6/27June /2008, and resumed position in September 2009)			
John A. Emmendorfer Senior VP, Senior Loan Officer			
David McMahon, Senior VP			

* Does not include compensation paid to David McMahon, who was not one of the three highest paid individuals during 2008.

** Does not include compensation paid to Robert M. Beneson, who retired on June 27, 2008 and will not be one of the three highest paid individuals during 2009.

Directors of the Company do not receive compensation for their services as directors. Directors of the Bank receive $1,000 for each meeting of the Board of Directors of the Bank attended. The Chairman receives an additional $50 for each meeting of the Board of Directors of the Bank attended. Members of the Bank's credit and audit committee receive $250 for each meeting of such committee attended. Members of the Bank's other committees receive $175 for each meeting of such committee attended. Certain outside directors have also been designated as board officers of the holding company, but those individuals receive no additional compensation for serving in such capacities and have no additional policy making functions beyond their capacities as directors.

Transactions with Management

Some of the directors, executive officers and principal shareholders of the Company and/or the Bank and the companies with which they are associated are customers of and have had banking transactions with the Bank or lending company in the ordinary course of business. All loans and commitments for loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as were prevailing at the time for comparable transactions with other persons. Such loans and commitments for loans do not involve more than a normal risk of collectability or present other unfavorable features. The Company and/or the Bank also expect to continue to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terns, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. Such transactions will not involve more than the normal risk of collectability or present other unfavorable features. The following table sets forth the respective aggregate loan balances for each of the directors, executive officers principal shareholders, along with their respective affiliates, as of April 30, 2009.

Individual	Loan Balance
~~Matthew A. Pollard~~	~~$514,768.54~~
Robert M. Beneson	$489,423.37
Wayne Bigelow	$556,168.22
David H. Cook	$306,480.41
Matthew W. Buresh	$387,833.98
Thomas B. Huck	$375,883.28
Monty L. Kruttlin	$958,913.07
Alan J. Stephenson	$676,642.48
David McMahon	$140,327.88

PRINCIPAL SHAREHOLDERS

As of the date hereof, no person owned of record or beneficially more than 10% of the outstanding shares of Common Stock. It is the intent of the Company that no persons, including affiliates of such person, will own greater than 10% of the outstanding shares of Common Stock subsequent to the Offering. However, it is possible that the 401(k) plan established for the benefit of the Bank's employees may in the aggregate hold greater than 10% of the Company's outstanding shares in the future, although no individual participant will have greater than 10% allocated to his/her individual account.

USE OF PROCEEDS

While the Company has no specific plans for the investment of the proceeds of this Offering, it anticipates that the majority of the net proceeds will be used to further capitalize the Bank in order to fund its general corporate purposes, including, but not necessarily limited to, the continued support of residential and commercial lending activity in the communities it serves. ~~The Company has no specific plans for the investment of the proceeds of this Offering,~~ Some potential additional uses of the funding ~~and it~~include ~~may use the proceeds from the Offering~~:

- ~~for general corporate purposes, including to further capitalize the Bank;~~
- to invest in securities;
- to pay dividends to stockholders;
- to repurchase shares of its common stock;
- ~~and~~
- to finance the possible acquisition of financial institutions or other businesses related to banking~~,~~.

~~The Bank may use any proceeds it receives from the Offering:~~

~~to fund new loans and develop new loan products;~~
~~to invest in securities;~~
~~to finance~~ or the possible expansion of ~~its~~ business activities. ~~; and~~
- ~~for other general corporate purposes.~~

While the Company anticipates using the majority of net proceeds to further capitalize the Bank, some net proceeds may be retained at the parent company for general corporate purposes. There are currently no plans, arrangement, or understandings regarding the possible acquisition of another financial institution or other business related to banking.

DESCRIPTION OF CAPITAL STOCK

The following description of the capital stock of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Restated Articles.

General

The Company's total authorized capital stock currently consists of (i) 20,000 shares of preferred stock, $100.00 par value per share (the "Preferred Stock") none of which is issued as outstanding, and (ii) 1,000,000 shares of common stock, $1.00 par value per share.

The Bank is the registrar and transfer agent for the Preferred Stock and the Common Stock.

Preferred Stock

Dividends. Holders of shares of Preferred Stock are entitled to cash dividends on the par value thereof at a rate per annum equal to the sum of the base or prime lending rate then charged by Cole-Taylor Bank of Chicago, Illinois, plus one percent. Dividends begin to accrue from the date of initial issuance of the Preferred Stock, are cumulative, and are payable semi-annually on January 31 and July 13 of each year when, as and if declared by the Company's Board of Directors.

Liquidation. In the event of any liquidation, dissolution or winding up of the Company, after payment or provision for payment has been made for the debts and other liabilities of the Company, the holders of shares of Preferred Stock are entitled to receive, out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to or set apart for the holders of Common Stock, a liquidating distribution in an amount equal to the sum of $100 per share plus all accrued and unpaid dividends to the date of payment. If in any case of any such liquidation, dissolution or winding up of the Company, the amounts payable with respect to shares of Preferred Stock are not paid in full, the holders of shares of Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of shares of Preferred Stock of the full preferential amounts to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. A consolidation of merger of the Company with or into one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of the Company

Voting Rights. Except as may be expressly required by applicable law, the holders of Preferred Stock will not be entitled to vote.

Redemption. The Preferred Stock may be redeemed at the option of the Company, in its entirety or in part, at any time or from time to time, at a price of $100 per share, plus accrued and unpaid dividends to the redemption date. Notice of redemption of the Preferred Stock shall be given by mailing the same to each record holder of the shares to be redeemed, not less than 10 days prior to the date fixed for redemption thereof, to the respective addresses of such holders as the same shall appeal on the Company's stock books. If notice of redemption has been given, from and after the redemption date for the shares of the Preferred Stock called for redemption (unless default shall be made by the Company in providing money for the payment of the redemption price of the shares so called for redemption), dividends on the shares of Preferred Stock so called for redemption shall cease to accrue, such shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of the Company (except the right to receive the redemption price) will cease.

Pre-emptive Rights. Holders of shares of Preferred Stock do not have pre-emptive rights,

Common Stock

Subject to the rights of any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors. In the event of liquidation, they are entitled, after payment in full of the liquidation preference of any outstanding Preferred Stock, to share ratably in all assets of Company available for distribution to holders of shares of Common Stock. With respect to the election of directors, and every other issue submitted to them as Company shareholders at a meeting of shareholders or otherwise, the shareholders are entitled to one vote per share of Common Stock. Holders of shares of Common Stock do not have pre-emptive rights.

Limited Transferability of Capital Stock

Under Article III of the Restated Articles of Incorporation of the Company, and except in limited circumstances, none of the outstanding shares of Preferred Stock or Common Stock of the Company (the "capital stock") may voluntarily or involuntarily be transferred or sold unless and until the holder thereof (the "Holder") shall have first offered for sale such shares to the Company and, in the event that the Company fails to accept such offer, to the Incorporators (on a pro rata basis). Such restriction, however, does not apply to a transfer, by whatever means, to a spouse or lineal descendent of the Holder, a corporation, partnership or trust controlled by the Holder or to a trust or to a court appointed fiduciary for the benefit of the Holder,

Any Holder who desires to sell or otherwise transfer any or all of his or her shares of capital stock of the Company (a "Selling Holder") must first offer the same for sale to the Company by giving to the Company written notice, delivered to the President or Secretary of the Company, indicating: (i) the number of shares of capital stock desired to be sold or otherwise transferred; (ii) the name and address of the proposed third-party purchaser(s) (the "Proposed Buyer"); (iii) the per share purchase price offered by the Proposed Buyer and any other material terms of the proposed sale or transfer; and (iv) the number(s) of the subject certificate(s) for the shares of capital stock proposed to be sold.

The Board of Directors of the Company must within 30 days after receipt of the offer of sale (or within 120 days after receipt if acceptance of such offer by the Company requires prior regulatory approval) notify the Selling Holder in writing whether it desires to purchase the shares of capital stock so offered for the sale on the terms and at the "Applicable Purchase Price" (as hereinafter defined). In the event that the Company notifies the Selling Holder of its acceptance of the offer of sale, then the Company's notification will specify a date not less than five nor more than 15 days after the date of such notice as the date on which the shares of capital stock will be purchased by the Company. If the Company fails to purchase and pay for all of the shares of capital stock so offered for sale, it shall be deemed to have rejected the offer.

Upon receipt of written notice of the Company's refusal to purchase the shares of capital stock offered to it for sale, or if the Company does not purchase and pay for such shares of capital stock upon the applicable terms and within the applicable time limitations, the Selling Holder must then offer to sell such shares to the Incorporators on a pro rata basis upon the same terms as were offered to the Company. The offer of sale to the Incorporators must be in writing and must contain the same information as was set forth in the notice to the Company. Within 30 days after receipt of such written offer, the Incorporators may elect to purchase the shares of capital stock so offered at the Applicable Purchase Price and upon the terms offered thereby. Each purchasing Incorporator is entitled to purchase the shares of capital stock offered by the Selling Holder in the same proportion that the number of shares of Common Stock then held by the purchasing Incorporators bears to the total number of shares of Common Stock held by all of the purchasing Incorporators.

Upon the expiration of 30 days following the receipt by the Incorporators of the written offer of sale, and if, and to the extent that, the shares of capital stock so offered to the Incorporators have not been accepted for purchase by the Incorporators, then the Selling Holder may sell or otherwise transfer such shares of capital stock to, and only to, the Proposed Buyer, at the offered price and upon the offered terms. However, if the sale or transfer to the Proposed Buyer is not made within 30 days after the Incorporators' right to purchase such shares of capital stock expires, then the above described provisions of Article III of the Restated Articles of Incorporation of the Company shall again apply to those shares.

The "Applicable Purchase Price" is determined as follows: If a Holder desires to sell and transfer shares of capital stock of the Company pursuant to a written bona fide offer to purchase received by the Holder from an unrelated third party in an aims-length transaction, the purchase price at which the Company, and the Incorporators, as the case may be, shall be entitled to purchase the shares proposed to be transferred will be the same price at which the Holder desires to sell and transfer shares to such unrelated third party. If the proposed transfer is a transfer not pursuant to a bona fide third party offer, the purchase by the Company or the Incorporators, as the case may be, shall be at a price equal to the net book value of such shares on the last day of the month preceding the month in which such notice is received~~, as determined by the then independent auditors of the Company~~.

The purchase price to be paid by the Company or the Incorporators, when purchasing capital stock pursuant to the provisions of Article III of the Restated Articles of Incorporation of the Company, is payable in cash in full, unless otherwise agreed between the parties, on the date of the settlement for and delivery of the shares.

In all cases, neither the Company nor any of the Incorporators is required to accept any offer of sale made pursuant to Article III of the Company's Restated Articles of Incorporation. Failure of the Company or any of the Incorporators to purchase any shares of capital stock offered for sale and the sale or transfer thereof to any other person, firm or corporation, shall not, as to any future sale or other transfer of said shares, or of any shares of capital stock issued in lieu thereof, discharge any of such shares of capital stock from any of the obligations and restrictions contained in the Restated Articles of Incorporation of the Company, as such obligations and restrictions are intended to apply to any and all sales or other transfers of shares of capital stock of the Company whenever, however or by whomever acquired.

DESCRIPTION OF SHAREHOLDER RIGHTS

The following discussion is not meant to be relied upon as an exhaustive list or detailed description of the rights of holders of the Company's equity securities, and is not intended to constitute a detailed description of the Company's Restated Articles of Incorporation and Bylaws (collectively, the "Charter Documents") and the Michigan Business Corporation Act, as amended (the "MBCA "). The following discussion is qualified in its entirety by reference to the Charter Documents and the MBCA.

General

The provisions of the Charter Documents and the MBCA govern the rights of holders of the Company's equity securities.

Board of Directors; Removal of Directors

The size of the whole Board of Directors of the Company is nine. The Board of Directors of the Company is divided into three classes of three directors each, with the term of office of one of such classes expiring in each year. At each annual meeting of shareholders, the successors to the directors of the class whose term is expiring at that time are elected to hold office for a term of three years. The provision in the Restated Articles of Incorporation of the Company setting forth the number and classification of the Board of Directors of the Company may not be amended, supplemented, modified or repealed unless (i) a majority of the Board of Directors of the Company recommends such a change and it is approved by not less than 66 2/3% of the outstanding voting shares, or (ii) such change is approved by not less than 80% of the outstanding voting shares.

With respect to an election of directors, a holder of Common Stock is entitled to one vote for each share held.

Under the MBCA, directors may be removed with or without cause unless the corporation's articles of incorporation provides otherwise. Since the Company's Restated Articles of Incorporation contain no contrary provision, the Company's directors are subject to removal by shareholders with or without cause.

Shareholder Voting Requirements

Generally, pursuant to the MBCA, all matters submitted to a vote of the Company's shareholders, are determined by a vote of the holders of shares entitling them to exercise a majority of the voting power of the Company. There are certain key exceptions to this general rule. First, directors are elected by the affirmative vote of a plurality of the vote cast at an election. Second, "supermajority" votes are required under the Restated Articles to amend certain sections of the Restated Articles, or to approve a sale, merger, consolidation or similar transaction (See "Board of Directors; Removal of Directors" above and "Anti-takeover Laws and Charter Provisions" below). Third, the MBCA imposes special voting requirements in connection with certain change of control transactions (See "Anti-Takeover Laws and Charter Provisions" below).

Anti-Takeover Laws and Charter Provisions

The Company is subject to the Michigan "Fair Price" statute (Chapter 7A of the MBCA), which applies to certain "business combinations" such as mergers, substantial sales of assets or securities issuances and liquidation, recapitalization or reorganization plans. Generally, this statute requires, for a business combination with an "interested shareholder" (generally, the holder of 10% or more of a class of a corporation's voting stock), an advisory statement from the corporation's board of directors, the approval of holders of 90% of each class of the corporation's outstanding voting stock and the approval of two-thirds of the holders of each such class other than the interested shareholder. The supermajority voting requirements do not apply where the interested shareholder's offer meets certain price, form of consideration and procedural requirements designed to make such offers fair to all shareholders or where the board of directors has approved the transaction with respect to a particular interested shareholder prior to the interested shareholder becoming an interested shareholder.

The Company's Restated Articles of Incorporation also contain certain provisions permitted under Michigan law that may have anti-takeover effect. For example, the Company's Restated Articles of Incorporation provide rights of refusal to the Company and the Incorporators in connection with proposed transfers of shares of capital stock of the Company. The Restated Articles of Incorporation of the Company also specifically provide for nine directors, divided into three classes of three directors each. The election of classes of directors for staggered three-year terms makes it difficult to force an immediate change in the Board of Directors of the Company, since only one-third of the Board of Directors of the Company would be elected in any one year. In addition: (i) approval of the Board of Directors of the Company and 66-2/3% of all of the outstanding voting shares in the aggregate or (ii) approval by holders of 80% of the outstanding voting shares, in the aggregate, are required to authorize a sale, merger, consolidation or similar transaction concerning the Company. These provisions and limitations will make it more difficult for third parties to acquire control of the Company without the support of the Board of Directors of the Company and a significant percentage of its shareholders. However, these provisions also could deter offers that might be viewed by certain shareholders to be in their best interest.

Special Meetings of Shareholders

The Company's By-laws provide that a special meeting of shareholders may be called by the Board of Directors of the Company or by shareholders of record holding in the aggregate 10% or more of the outstanding voting stock for any purpose

Director Liability and Indemnification

The MBCA provides that a Michigan corporation, such as the Company, may indemnify a director, officer, employee or agent of the corporation (an "Indemnitee") against the Indemnitee's expenses and judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) involving the Indemnitee by reason of the fact that the Indemnitee is or was a director, officer, employee or agent of the corporation, if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The MBCA also provides that in derivative actions, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses actually and reasonably incurred by the Indemnitee to the extent that the Indemnitee is successful on the merits or otherwise in any such action, suit or proceeding or in the defense of any claim, issue or matter therein. Under the MBCA, no indemnification shall be made with respect to any claim, issue or matter as to which an Indemnitee shall have been adjudged to be liable to the corporation unless and only to the extent that the court shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. The MBCA also generally permits the advancement of reasonable expenses and empowers the corporation to purchase and maintain directors' and officers' insurance.

Article II, Section 8 of the By-laws of the Company contain provisions authorizing indemnification of directors, officers, employees and agents of the Company that are substantially similar to those set forth in the MBCA.

Payment of Dividends

Under the MBCA, a corporation may not make distributions to its shareholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus, unless the corporation's articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential lights are superior to those receiving the distribution

In addition to the dividend restrictions imposed under the MBCA, the Company and the Bank are subject to certain regulatory restrictions. See "Certain Regulatory Considerations -Payment of Dividends".

Charter Amendments

Under the MBCA, a corporation's articles of incorporation may be amended by the affirmative vote of a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock entitled to vote thereon as a class, subject to such supermajority vote requirements as may be provided for in the corporation's articles of incorporation. Except for certain provisions thereof which are subject to supermajority vote requirements as described above, the Company's Restated Articles of Incorporation may be amended by the affirmative vote of a majority of the outstanding shares of Common Stock.

Under the MBCA, the shareholders or the board of directors of the corporation may adopt, amend or repeal the by-laws unless the articles of incorporation or by-laws of the corporation provide that the power to adopt new by-laws is reserved exclusively to the shareholders or that the by-laws or any particular by-law shall not be altered or repealed by the board of directors. The Company's By-laws provide that they may be amended by a two-thirds' vote of the Board of Directors of the Company or by a majority Company's shareholders.

Other Matters

The Company's Restated Articles of Incorporation contain a provision authorizing shareholder action by less than unanimous written consent, as permitted by the MBCA

The MBCA provides dissenters' rights of appraisal. The MBCA expressly authorizes shareholders of a Michigan corporation to exercise dissenters' rights with respect to certain amendments to the articles of incorporation of such Michigan corporation which adversely affect the lights of the class of shares held by them. The MBCA expressly permits shareholders to exercise dissenters' rights of appraisal in connection with the sale or exchange of all or substantially all of the property of a Michigan corporation if the shareholder is entitled to vote thereon.

The MBCA provides voting rights with respect to mergers, sales of substantially all of the assets of a corporation and other extraordinary corporate transactions.

~~SUPERVISION AND REGULATION~~

~~The following is a summary of certain statutes and regulations affecting us. This summary is qualified in its entirety by reference to the particular statutes and regulations. A change in applicable laws or regulations may have a material effect on us and our Bank.~~

~~General~~

~~Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, our growth and earnings performance can be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "FDIC"), the Michigan Office of Financial and Insurance Regulation (the "OFIR"), the Internal Revenue Service, and state taxing authorities. The effect of such statutes, regulations and policies and any changes thereto can be significant and cannot be predicted.~~

~~Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC's deposit insurance funds, our depositors, and the public, rather than our shareholders.~~

~~Federal law and regulations establish supervisory standards applicable to the lending activities of our Bank, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.~~

~~Recent Regulatory Developments~~

~~*Emergency Economic Stabilization Act of 2008.* On October 3, 2008, Congress enacted the Emergency Economic Stabilization Act of 2008 ("EESA"). EESA enables the federal government, under terms and conditions developed by the Secretary of the United States Department of the Treasury ("UST"), to insure troubled assets, including mortgage-backed securities, and collect premiums from participating financial institutions. EESA includes, among other provisions: (a) the $700 billion Troubled Assets Relief Program ("TARP"), under which the Secretary of the UST is authorized to purchase, insure, hold, and sell a wide variety of financial instruments, particularly those that are based on or related to residential or commercial mortgages originated or issued on or before March 14, 2008; and (b) an increase in the amount of deposit insurance provided by the FDIC. Both of these specific provisions are discussed in the below sections.~~

Troubled Assets Relief Program (TARP). Under TARP, the UST authorized a voluntary capital purchase program ("CPP") to purchase senior preferred shares of qualifying financial institutions that elect to participate. Participating companies must adopt certain standards for executive compensation, including (a) prohibiting "golden parachute" payments as defined in EESA to senior executive officers; (b) requiring recovery of any compensation paid to senior executive officers based on criteria that is later proven to be materially inaccurate; and (c) prohibiting incentive compensation that encourages unnecessary and excessive risks that threaten the value of the financial institution. The terms of the CPP also limit certain uses of capital by the issuer, including repurchases of company stock and increases in dividends.

Federal Deposit Insurance Coverage. EESA temporarily raised the limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. Separate from EESA, in October 2008, the FDIC also announced the Temporary Liquidity Guarantee Program. Under one component of this program, the FDIC temporarily provides unlimited coverage for noninterest bearing transaction deposit accounts through December 31, 2009. The limits are scheduled to return to $100,000 on January 1, 2010.

Financial Stability Plan. On February 10, 2009, the UST announced the Financial Stability Plan ("FSP"), which is a comprehensive set of measures intended to shore up the U.S. financial system and earmarks the balance of the unused funds originally authorized under EESA. The major elements of the FSP include: (i) a capital assistance program that will invest in convertible preferred stock of certain qualifying institutions, (ii) a consumer and business lending initiative to fund new consumer loans, small business loans and commercial mortgage asset-backed securities issuances, (iii) a new public-private investment fund that will leverage public and private capital with public financing to purchase up to $500 billion to $1 trillion of legacy "toxic assets" from financial institutions, and (iv) assistance for homeowners by providing up to $75 billion to reduce mortgage payments and interest rates and establishing loan modification guidelines for government and private programs.

Financial institutions receiving assistance under the FSP going forward will be subject to higher transparency and accountability standards, including restrictions on dividends, acquisitions and executive compensation and additional disclosure requirements. We cannot predict at this time the effect that the FSP may have on us or our business, financial condition or results of operations.

American Recovery and Reinvestment Act of 2009. On February 17, 2009, Congress enacted the American Recovery and Reinvestment Act of 2009 ("ARRA"). In enacting ARRA, Congress intended to provide a stimulus to the U.S. economy in light of the significant economic downturn. AARA includes federal tax cuts, expansion of unemployment benefits and other social welfare provisions, and numerous domestic spending efforts in education, healthcare and infrastructure. ARRA also includes numerous non-economic recovery related items, including a limitation on executive compensation in federally aided financial institutions, including banks that have received or will receive assistance under TARP.

Under ARRA, a financial institution will be subject to the following restrictions and standards throughout the period in which any obligation arising from financial assistance provided under TARP remains outstanding:

- Limits on compensation incentives for risk-taking by senior executive officers;
- Requirement of recovery of any compensation paid based on inaccurate financial information;
- Prohibition on "golden parachute payments" as defined in AARA;
- Prohibition on compensation plans that would encourage manipulation of reported earnings to enhance the compensation of employees;
- Establishment of board compensation committees by publicly registered TARP recipients comprised

entirely of independent directors, for the purpose of reviewing employee compensation plans;

- Prohibition on bonuses, retention awards, and incentive compensation, except for payments of long-term restricted stock; and
- Limitation on luxury expenditures.

In addition, TARP recipients will be required to permit a separate shareholder vote to approve the compensation of executives. The chief executive officer and chief financial officer of each TARP recipient will be required to provide a written certification of compliance with these standards to the SEC.

The foregoing is a summary of requirements to be included in standards to be established by the Secretary of the UST.

Homeowner Affordability and Stability Plan. On February 18, 2009, President Obama announced the Homeowner Affordability and Stability Plan ("HASP"). HASP is intended to support a recovery in the housing market and ensure that workers can continue to pay off their mortgages through the following elements:

- Access to low-cost refinancing for responsible homeowners suffering from falling home prices;
- A $75 billion homeowner stability initiative to prevent foreclosure and help responsible families stay in their homes; and
- Support low mortgage rates by strengthening confidence in Fannie Mae and Freddie Mac.

Many details related to these new regulatory developments have yet to be established. We continue to monitor these developments and assess their potential impact on our business.

Huron Community Financial Services, Inc.

General. We are a registered bank holding company that has made an election with the Federal Reserve to operate as a financial holding company. Consequently, the Company is subject to regulation by the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). Under the BHCA, we are subject to periodic examination by the Federal Reserve, and are required to file periodic reports of operations and such additional information as the Federal Reserve may require.

Source of Strength and Capital Maintenance. In accordance with Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to commit resources to support the subsidiary banks in circumstances where the bank holding company might not do so in the absence of such policy.

In addition, if the OFIR deems a bank's capital to be impaired, the OFIR may require a bank to restore its capital by special assessment upon a bank holding company, as the bank's sole shareholder. If the bank holding company failed to pay such assessment, the directors of that bank would be required, under Michigan law, to sell the shares of bank stock owned by the bank holding company to the highest bidder at either public or private auction and use the proceeds of the sale to restore the bank's capital.

Investments and Activities. In general, any direct or indirect acquisition by a bank holding company of any voting shares of any bank which would result in the bank holding company's direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of the bank holding company with another bank holding company, will require the prior written approval of the Federal Reserve under the BHCA. In acting on such applications, the Federal Reserve must consider various statutory factors including the effect of the proposed transaction on competition in relevant geographic and product markets, and each party's financial condition, managerial resources, and record of performance under the Community Reinvestment Act.

In addition and subject to certain exceptions, the Change in the Bank Control Act ("Control Act") and regulations promulgated thereunder by the Federal Reserve, require any person acting directly or indirectly, or through or in concert with one or more persons, to give the Federal Reserve 60 days' written notice before acquiring control of a bank holding company. In general, transactions which are presumed to constitute the acquisition of control include the acquisition of any voting securities of a bank holding company if, after the transaction, the acquiring person (or persons acting in concert) owns, controls or holds with power to vote 10% or more of any class of voting securities of the institution. The acquisition may not be consummated subsequent to such notice if the Federal Reserve issues a notice within 60 days, or within certain extensions of such period, disapproving the acquisition.

The merger or consolidation of an existing bank subsidiary of a bank holding company with another bank, or the acquisition by such a subsidiary of the assets of another bank, or the assumption of the deposit and other liabilities by such a subsidiary requires the prior written approval of the responsible Federal depository institution regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the BHCA. In addition, in certain cases an application to, and the prior approval of, the Federal Reserve under the BHCA and/or OFIR under Michigan banking laws, may be required.

With certain limited exceptions, the BHCA prohibits any bank holding company from engaging, either directly or indirectly through a subsidiary, in any activity other than managing or controlling banks unless the proposed non-banking activity is one that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto. Under current Federal Reserve regulations, such permissible non-banking activities include such things as mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. Eligible bank holding companies that have elected to operate as financial holding companies (such as the Company) may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance activities and any other activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature, incidental to any such financial activity or complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Bank Holding Company Act generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank or financial holding companies.

Dividends. Most of our revenues are received in the form of dividends paid by our Bank. Thus, our ability to pay dividends to our shareholders is indirectly limited by statutory restrictions on the ability of our Bank to pay dividends, as discussed below. Further, in a recent policy statement, the Federal Reserve has expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

In addition to the restrictions on dividends imposed by the Federal Reserve, the Michigan Business Corporation Act provides that dividends may be legally declared or paid only if after the distribution, a corporation can pay its debts as they come due in the usual course of business and its total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock whose preferential rights are superior to those receiving the distribution.

The Bank

General. Our Bank is a Michigan banking corporation, is a member of the Federal Reserve System and its deposit accounts are insured by the Deposit Insurance Fund ("DIF") of the FDIC. As a member of the Federal Reserve System, and a Michigan chartered bank, our Bank is subject to the examination, supervision, reporting and enforcement requirements of the Federal Reserve Board as its primary regulator, and OFIR, as the chartering authority for Michigan banks. These agencies and the federal and state laws applicable to our Bank and its operations, extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts, and the safety and soundness of banking practices.

Deposit Insurance. As an FDIC insured institution, our Bank is required to pay deposit insurance premium assessments to the FDIC. Under the FDIC's risk-based assessment system for deposit insurance premiums, all insured depository institutions are placed into one of four categories and assessed insurance premiums based primarily on their level of capital and supervisory evaluations.

The FDIC is required to establish assessment rates for insured depository institutions at levels that will maintain the Deposit Insurance Fund (DIF) at a Designated Reserve Ratio (DRR) selected by the FDIC within a range of 1.15% to 1.50%. The FDIC is allowed to manage the pace at which the reserve ratio varies within this range. Under the FDIC's risk based rate schedule, well managed and well capitalized banks pay a lower assessment (calculated as an annual rate against the bank's deposit base) for deposit insurance premiums than do banks deemed to pose more significant supervisory concerns. Premiums are assessed and collected quarterly by the FDIC. FDIC insurance assessments could increase in the future due to continued depletion of the DIF.

In addition, in 2008, the Bank elected to participate in the FDIC's Transaction Account Guarantee Program (TAGP). Under the TAGP, funds in non-interest bearing transaction accounts, in interest bearing transaction accounts with an interest rate of 0.50% or less, and in Interest on Lawyers Trust Accounts (IOLTA) will have a temporary (until December 31, 2009) unlimited guarantee from the FDIC. The coverage under the TAGP is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules which insure accounts up to $250,000. Participation in the TAGP requires the payment of additional insurance premiums to the FDIC.

FICO Assessments. Our Bank, as a member of the DIF, is subject to assessments to cover the payments on outstanding obligations of the Financing Corporation ("FICO"). FICO was created to finance the recapitalization of the Federal Savings and Loan Insurance Corporation, the predecessor to the FDIC's Savings Association Insurance Fund which was created to insure the deposits of thrift institutions and was merged with the Bank Insurance Fund into the newly formed DIF in 2006. From now until the maturity of the outstanding FICO obligations in 2019, DIF members will share the cost of the interest on the FICO bonds on a pro rata basis.

OFIR Assessments. Michigan banks are required to pay supervisory fees to the OFIR to fund their operations. The amount of supervisory fees paid by a bank is based upon the bank's total assets.

Capital Requirements. The Federal Reserve has established the following minimum capital standards for state chartered, FDIC insured member banks, such as our Bank: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly rated banks with minimum requirements of 4% to 5% for all others, and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk weighted assets of 8%, at least one-half of which must be Tier 1 capital. Tier 1 capital consists principally of shareholders' equity. These capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, Federal Reserve regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Federal regulations define these capital categories as follows:

	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Leverage Ratio
Well capitalized	10% or above	6% or above	5% or above
Adequately capitalized	8% or above	4% or above	4% or above
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%
Critically undercapitalized	—	—	A ratio of tangible equity to total assets of 2% or less

At December 31, 2008, our Bank's ratios exceeded minimum requirements for the well-capitalized category.

Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rates the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.

In general, a depository institution may be reclassified to a lower category than is indicated by its capital levels if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

Dividends. Under Michigan law, banks are restricted as to the maximum amount of dividends they may pay on their common stock. Our Bank may not pay dividends except out of its net income after deducting its losses and bad debts. A Michigan state bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend.

As a member of the Federal Reserve System, our Bank is required to obtain the prior approval of the Federal Reserve Board for the declaration or payment of a dividend if the total of all dividends declared in any year will exceed the total of (a) the Bank's retained net income (as defined by federal regulation) for that year, *plus* (b) the Bank's retained net income for the preceding two years. Federal law generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. In addition, the Federal Reserve may prohibit the payment of dividends by a bank, if such payment is determined, by reason of the financial condition of the bank, to be an unsafe and unsound banking practice or if the bank is in default of payment of any assessment due to the FDIC.

Insider Transactions. Our Bank is subject to certain restrictions imposed by the Federal Reserve Act on "covered transactions" with us, which include investments in our stock or other securities issued by us or our subsidiaries, the acceptance of our stock or other securities issued by us or our subsidiaries as collateral for loans and extensions of credit to us or our subsidiaries. Certain limitations and reporting requirements are also placed on extensions of credit by our Bank to its directors and officers, to our directors and officers, to our principal shareholders, and to "related interests" of such directors, officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person becoming one of our directors or officers or a principal shareholder may obtain credit from banks with which our Bank maintains a correspondent relationship.

Safety and Soundness Standards. Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the FDIC adopted guidelines to establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

Investment and Other Activities. Under federal law and regulations, FDIC insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as a principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the bank's primary federal regulator determines the activity would not pose a significant risk to the DIF. Impermissible investments and activities must be otherwise divested or discontinued within certain time frames set by the bank's primary federal regulator in accordance with federal law. These restrictions are not currently expected to have a material impact on the operations of our Bank.

Consumer Banking. Our Bank's business includes making a variety of types of loans to individuals. In making these loans, our Bank is subject to state usury and regulatory laws and to various federal statutes, including the privacy of consumer financial information provisions of the Gramm Leach Bliley Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, and the regulations promulgated under these statutes, which (among other things) prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage loan servicing activities of our Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. In receiving deposits, our Bank is subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon our Bank and its directors and officers.

Branching Authority. Michigan banks, such as our Bank, have the authority under Michigan law to establish branches anywhere in the State of Michigan, subject to receipt of all required regulatory approvals. Banks may establish interstate branch networks through acquisitions of other banks. The establishment of *de novo* interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed only if specifically authorized by state law.

Michigan permits both U.S. and non-U.S. banks to establish branch offices in Michigan. The Michigan Banking Code permits, in appropriate circumstances and with the approval of the OFIR (1) acquisition of Michigan banks by FDIC-insured banks or savings banks located in other states, (2) sale by a Michigan bank of branches to an FDIC- insured bank or savings bank located in a state in which a Michigan bank could purchase branches of the purchasing entity, (3) consolidation of Michigan banks and FDIC insured banks or savings banks located in other states having laws permitting such consolidation, (4) establishment of branches in Michigan by FDIC insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting a Michigan bank to establish a branch in such jurisdiction, and (5) establishment by foreign banks of branches located in Michigan.

THE OFFERING

General

Up to 50,000 shares of Common Stock have been reserved by the Company to be periodically offered and sold by the Company directly to hand-selected investors through ~~certain of its officers~~the Company's President and Chief Executive Officer, who will not receive any additional compensation for such services. The Offering is being made on a "best efforts, no minimum" basis, which means that no one is guaranteeing that any number of the Shares will be sold. The Company has the exclusive right to select potential offerees under the Offering, as well as the exclusive right to accept or reject, in whole or in part, any subscription for the purchase of Shares received from any offeree. The Offering currently has no fixed termination date, but it generally must be finalized within two years of the effective date Company's offering statement filed with the Securities and Exchange Commission ("SEC"). ~~and t~~The Company reserves the absolute right to withdraw or cancel the Offering without notice. No director or officer of the Company currently has any intention to acquire Shares pursuant to this Offering. However, directors and officers will not be prohibited from acquiring Shares for investment under this Offering, which sales will be executed on terms identical to those provided to unaffiliated purchasers.

The Shares have not been registered with the ~~Securities and Exchange Commission ("~~SEC~~")~~ pursuant to an exemption for limited offerings under Section 3(b) of the Securities Exchange Act of 1934 and SEC Regulation A thereunder, which provides an exemption for public offerings that do not exceed $5 million~~ in any 12 month period~~. This exemption requires the Company to file an offering statement with the SEC, consisting of a notification, a copy of the offering document, and certain exhibit items.

While the Shares have not been registered with the SEC, securities sold pursuant to Regulation A can be offered publicly and are not deemed to be "restricted" under the Federal securities laws, which means they are freely tradeable in the secondary market after the offering. Nonetheless, the Company's Articles of Incorporation do impose certain transfer restrictions independent of the securities laws which are discussed in the section of this offering circular captioned "Description of Capital Stock."

SEC Regulation A requires an offering circular to be revised during the course of an offering when the information it contains has become outdated, material developments have occurred, or there has been a fundamental change in the information initially presented. With respect to offering circulars used in connection with continuous offerings, such offering circulars shall be annually updated to include updated financial statements. Every revised or updated offering circular shall be filed with the SEC as an amendment to the offering statement and requalified in accordance with SEC Regulation A.

The Shares have been registered under the Michigan Uniform Securities Act pursuant to a registration statement filed with the Michigan Department of Labor and Economic Growth.

All costs and expenses incurred as a result of the Offering will be borne by the Company. The Company estimates the legal fees and accounting charges incurred by it in connection with the Offering to be approximately $25,000.

Subscription Procedures

In order to purchase any of the Shares, an offeree must execute a Subscription Agreement in the form provided herewith Exhibit 2 and deliver cash or a check made payable to "Huron Community Financial Services, Inc." All subscription funds for the shares will be available to be used for Company purposes upon receipt. Each person executing a Subscription Agreement will be required to represent and warrant, among other things, that his or her right to transfer and resell such Shares will be restricted by applicable law and the Company's Restated Articles of Incorporation.

Subscribers have no right to revoke or withdraw their subscriptions. The Company has the exclusive right to select potential offerees under the Offering, as well as the exclusive right to accept or reject, in whole or in part, any subscription for the purchase of Shares received from any offeree. In the event the Company, in its discretion, determines not to accept a subscription for the purchase of Shares, it will promptly return all subscription proceeds to the affected investor without interest.

The Company will not accept subscriptions for Shares that would or, in the sole judgment of the Company, could represent a 10% interest in the Company at the conclusion of the Offering.

Offering Price

The Company's Board of Directors, in its absolute discretion, has established the offering price of $46.00 per share. Although the offering price is based in part on a valuation of the Common Stock as of December 31, 2008, the offering price has no direct relationship to any established "market price" for, or actual trades involving, the Company's Common Stock. Austin Associates, LLC, an independent financial advisor experienced in the financial analysis and valuation of financial institutions, prepared a valuation of the Company as of December 31, 2008.

Based on the analysis of the information furnished, and subject to the accuracy as well as the reasonableness of estimates required, Austin Associates, LLC concluded that the fair market value per share of the Common Stock, determined on a minority basis, was $46.00 as of December 31, 2008. Austin Associates, LLC provided the Company's Board of Directors with a letter dated July 15, 2009 indicating that the fair market value of $46.00 per share is applicable to the proposed transactions described in this Offering Circular. A copy of this letter has been filed as an exhibit to the Company's offering statement filed with the SEC.

Austin Associates, LLC's valuation report details the information reviewed and processes followed in arriving at their conclusions. As noted in the report, in estimating the value of the Company's issued and outstanding shares of Common Stock as of December 31, 2008, Austin Associates, LLC took into consideration:

- the history of the Company and the nature of its business;
- the economic outlook in general and the future of the Company's business, in particular;
- the financial condition of the Company;
- the earnings capacity of the Company;
- the Company's dividend paying capacity;
- the nature and value of the tangible and intangible assets of the Company;
- the marketability or lack thereof of the Company's stock;
- determination of any control premiums or minority share discounts; and
- the market price of stocks of corporations engaged in the same or similar lines of business having their stocks actively traded in a free and open market.

The fair market value estimate of Austin Associates, LLC assumed no specific buyer but rather a hypothetical transaction negotiated by two parties based on the economic considerations outlined in the valuation. A copy of the Executive Summary to the full valuation report of Austin Associates, LLC is provided as Exhibit 3 to this offering circular. A copy of the full valuation report prepared by Austin Associates, LLC has been filed with the SEC as an exhibit to the Company's offering statement on Form 1-A.

The price a particular buyer may pay depends on many variables, including synergies with other operations owned or controlled by the buyer, and, accordingly, the valuation of Austin Associates, LLC cannot be relied upon to predict a sales price to a particular buyer.

AUDITED FINANCIAL AND OTHER INFORMATION

Attached hereto as Exhibit 1 are the audited consolidated financial statements of the Company for and as of the most recently completed fiscal year~~periods ended December 31, 2008, and unaudited consolidated financial statements for and as of the fiscal period ended June 30, 2009~~. Certain additional items have also been filed with the SEC as exhibits to the Company's offering statement, and such items are not required to be delivered with this Offering Circular. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of each item identified below will also be provided free of charge upon written request to the attention of ~~Matthew A. Pollard~~Robert M. Beneson, President and CEO of Huron Community Bank, 301 Newman Street, East Tawas, Michigan 48730. Items filed with the SEC as exhibits to the offering statement include but may not be limited to:

- The Company's Restated Articles of Incorporation (including a listing of each Incorporator);
- The Company's By-laws; and
- The consents of the Company's named experts.

SEC Regulation A requires an offering circular to be revised during the course of an offering when the information it contains has become outdated, material developments have occurred, or there has been a fundamental change in the information initially presented. With respect to offering circulars used in connection with continuous offerings, such offering circulars shall be annually updated to include updated financial statements. Every revised or updated offering circular shall be filed with the SEC as an amendment to the offering statement and requalified in accordance with SEC Regulation A.

In addition, the Company will furnish its shareholders with annual reports containing financial statements and may provide quarterly reports containing such financial statements at the discretion of the Company.

LEGAL MATTERS

Shumaker, Loop & Kendrick, LLP has issued an opinion that the shares of Common Stock offered hereby, when sold and issued as described herein, will be duly and validly issued and outstanding shares of Common Stock

INDEPENDENT AUDITORS

The audited consolidated financial statements of the Company for the year ended December 31, 2008 have been audited by Plante & Moran, PLLC, independent certified public accountants, as stated in their report with respect thereto. These financial statements and the report are attached to this Offering Circular as part of Exhibit 1 hereto.

EXHIBIT 1

Financial Statements

Independent Auditor's Report

To the Board of Directors and Stockholders
Huron Community Financial Services, Inc.

We have audited the accompanying consolidated balance sheet of Huron Community Financial Services, Inc. (the "Corporation") as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Huron Community Financial Services, Inc. at December 31, 2008 and 2007 and the consolidated results of its operations, changes in stockholders' equity, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, as of January 1, 2008, the Corporation adopted the provisions of EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*.

Plante & Moran, PLLC

March 10, 2009

Huron Community Financial Services, Inc.

Consolidated Balance Sheet

(000s omitted, except per share data)

	December 31, 2008	December 31, 2007
Assets		
Cash and due from banks	$ 5,159	$ 3,400
Federal funds sold	129	3,198
Total cash and cash equivalents	5,288	6,598
Investment securities - Available for sale (Note 2)	10,083	12,828
Investment securities - Held to maturity (Note 2)	6,555	5,157
Other securities (Note 2)	1,554	1,494
Loans - Net of allowance for loan losses (Note 3)	151,098	145,688
Premises and equipment (Note 5)	3,541	3,773
Intangible assets	749	978
Accrued interest receivable	670	817
Other assets	6,919	4,399
Total assets	$ 186,457	$ 181,732
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 20,916	$ 19,936
Interest-bearing (Note 6)	121,551	119,393
Total deposits	142,467	139,329
Short-term borrowings (Note 7)	5,385	6,240
Borrowings (Note 8)	17,000	13,000
Accrued and other liabilities	1,313	1,555
Total liabilities	166,165	160,124
Stockholders' Equity		
Common stock - $1 par value:		
Authorized - 1,050,000 shares		
Issued and outstanding - 568,891 shares and 587,185 shares in 2008 and 2007, respectively	569	587
Additional paid-in capital	17,540	15,306
Undivided profits	2,147	5,698
Accumulated other comprehensive income	36	17
Total stockholders' equity	20,292	21,608
Total liabilities and stockholders' equity	$ 186,457	$ 181,732

Huron Community Financial Services, Inc.

Consolidated Statement of Income

(000s omitted, except per share data)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Interest Income		
Loans - Including fees	$ 10,169	$ 11,528
Investment securities	805	955
Federal funds sold	117	232
Total interest income	11,091	12,715
Interest Expense		
Deposits	3,023	4,229
Interest on FHLB advances	812	679
Interest on short-term borrowings	83	111
Total interest expense	3,918	5,019
Net Interest Income	7,173	7,696
Provision for Loan Losses (Note 3)	408	150
Net Interest Income After Provision for Loan Losses	6,765	7,546
Other Operating Income		
Service charges - Deposits	618	572
Impairment loss on investment securities	(863)	-
Loan servicing income - Net	292	254
Other	218	243
Total other operating income	265	1,069
Other Operating Expenses		
Salaries and employee benefits	2,943	3,049
Amortization of intangible assets	229	229
Occupancy expense	482	430
Service fees	227	204
Depreciation expense	360	371
Other	1,372	1,229
Total other operating expenses	5,613	5,512
Income - Before income taxes	1,417	3,103
Provision for Income Taxes (Note 9)	324	821
Net Income	**$ 1,093**	**$ 2,282**
Earnings per Share		
Basic earnings per common share	$ 1.85	$ 3.85
Diluted earnings per common share	1.78	3.68

Huron Community Financial Services, Inc.

Consolidated Statement of Stockholders' Equity

(000s omitted, except per share data)

	Common Stock	Additional Paid-in Capital	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance - January 1, 2007	$ 586	$ 13,424	$ 6,878	$ (12)	$ 20,876
Comprehensive income:					
Net income	-	-	2,282	-	2,282
Change in net unrealized loss on securities available for sale - Net of tax benefit of $15	-	-	-	29	29
Total comprehensive income					2,311
Sale of common stock	44	1,754	-	-	1,798
Purchases of common stock	(43)	-	(2,282)	-	(2,325)
Tax effect of stock options exercised	-	113	-	-	113
Stock-based compensation	-	15	-	-	15
Dividends declared $2.00 per common share	-	-	(1,180)	-	(1,180)
Balance - December 31, 2007	587	15,306	5,698	17	21,608
Change in accounting for split-dollar arrangement	-	-	(136)	-	(136)
Comprehensive income:					
Net income	-	-	1,093	-	1,093
Change in net unrealized loss on securities available for sale - Net of tax benefit of $10	-	-	-	19	19
Total comprehensive income					1,112
Sale of common stock	45	2,117	-	-	2,162
Purchases of common stock	(63)	-	(3,096)	-	(3,159)
Tax effect of stock options exercised	-	106	-	-	106
Stock-based compensation	-	11	-	-	11
Dividends declared $2.40 per common share	-	-	(1,412)	-	(1,412)
Balance - December 31, 2008	$ 569	$ 17,540	$ 2,147	$ 36	$ 20,292

Huron Community Financial Services, Inc.

Consolidated Statement of Cash Flows

(000s omitted)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Cash Flows from Operating Activities		
Net income	$ 1,093	$ 2,282
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	589	600
Impairment loss on investment securities	863	-
Provision for loan losses	408	150
Amortization and accretion on securities	116	(67)
Stock-based compensation	11	15
Net change in:		
Accrued interest receivable and late fees	147	94
Other assets	(2,530)	(537)
Accrued expenses and other liabilities	(378)	(36)
Net cash provided by operating activities	319	2,501
Cash Flows from Investing Activities		
Activity in available-for-sale securities:		
Maturities, prepayments, and calls	18,925	7,267
Purchases	(17,179)	(3,494)
Activity in held-to-maturity securities:		
Maturities, prepayments, and calls	1,478	1,015
Purchases	(2,887)	(1,029)
Net (increase) decrease in loans	(5,818)	1,207
Capital expenditures	(128)	(250)
Net cash (used in) provided by investing activities	(5,609)	4,716
Cash Flows from Financing Activities		
Net increase (decrease) in deposits	3,138	(3,453)
Net change in short-term borrowings	(855)	848
Proceeds from FHLB advances	5,000	7,000
Payments on FHLB advances	(1,000)	(9,500)
Proceeds from sale of common stock	2,162	1,798
Purchases of common stock	(3,159)	(2,325)
Tax effect of stock options exercised	106	113
Cash dividends paid on common stock	(1,412)	(1,180)
Net cash provided by (used in) financing activities	3,980	(6,699)
Net (Decrease) Increase in Cash and Cash Equivalents	(1,310)	518
Cash and Cash Equivalents - Beginning of year	6,598	6,080
Cash and Cash Equivalents - End of year	$ 5,288	$ 6,598
Supplemental Cash Flow Information - Cash paid for		
Interest	$ 4,033	$ 5,034
Income taxes	490	1,025

Note 1 - Nature of Business and Significant Accounting Policies

Basis of Presentation and Consolidation - The consolidated financial statements include the accounts of Huron Community Financial Services, Inc. (the "Corporation") and its wholly owned subsidiary, Huron Community Bank (the "Bank"). The Bank also owns 100 percent of HCB Investments, Inc., which provides insurance products to customers. All significant intercompany transactions and balances have been eliminated. The 000s have been omitted in tabular columns.

Change in Accounting Principle - On January 1, 2008, the Corporation adopted the provisions of EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. EITF 06-4 requires the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. The Corporation has recognized the effects of applying EITF 06-4 as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of January 1, 2008. Retained earnings decreased and other liabilities increased by $136,000 on January 1, 2008 as a result of the adoption of EITF 06-4. Subsequent changes to the liability recognized by the Corporation are recorded as compensation expense in the consolidated statement of income.

Use of Estimates - In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of investment securities, mortgage servicing rights, impairment of intangible assets, and goodwill.

Nature of Operations - The Bank operates in Iosco, Arenac, and southern Alcona counties in the state of Michigan. The Bank's revenue results primarily from providing real estate and commercial loans and, to a lesser extent, consumer loans. Its primary deposit products are savings and term certificate accounts.

Significant Group Concentrations of Credit Risk - Most of the Corporation's activities are with customers located within the counties of Iosco, Arenac, and Alcona in Michigan. Note 2 discusses the types of securities in which the Corporation invests. Note 3 discusses the types of lending in which the Corporation engages. The Corporation does not have any significant concentrations to any one industry or customer.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Federal funds sold are generally sold for one-day periods.

Securities - Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Restricted investment securities include Federal Reserve and Federal Home Loan Bank stock and are carried at cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans - The Corporation grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Michigan. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Off-balance-sheet Instruments - In the ordinary course of business, the Corporation has entered into commitments under commercial letters of credit and standby letters of credit. The Corporation is considered a guarantor when it issues a letter of credit. Accordingly, the Corporation recognizes, at the inception of a guarantee, a liability for the fair value of the obligation undertaken.

Banking Premises and Equipment - Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

The components of other comprehensive income and related tax effects are as follows (000s omitted):

	2008	2007
Unrealized holding (losses) gains on available-for-sale securities	$ (834)	$ 44
Reclassification adjustment for losses realized in income	863	-
Net unrealized gains	29	44
Tax effect	(10)	(15)
Other comprehensive income	$ 19	$ 29

Servicing - Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based on the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined by using prices for similar assets with similar characteristics, when available, or based on discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Intangible Assets - In connection with certain branch acquisitions, the excess of purchase price over the fair value of net assets acquired has been allocated to core deposit intangibles, which are being amortized over 10 years to 15 years. The amount recorded as core deposit intangibles totaled $344,000 and $573,000 as of December 31, 2008 and 2007, respectively. The carrying amount is net of amortization of $2,941,000 and $2,712,000 as of December 31, 2008 and 2007, respectively. The expected amortization is $229,000 for 2009 and $115,000 for 2010. In connection with the purchase of the bank, the excess of purchase price over fair value of net assets acquired has been allocated to goodwill. In accordance with Statement of Financial Accounting Standards No. 142 (FAS 142), *Goodwill and Other Intangibles*, which was adopted in January 1, 2002, goodwill is not amortized. The amount recorded as goodwill totaled $405,000 as of December 31, 2008 and 2007.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Earnings per Common Share - Earnings per common share are computed by dividing net income by the average number of common shares outstanding during the period. The number of weighted average common shares outstanding was 590,406 and 592,403 for the years ended December 31, 2008 and 2007, respectively. The Corporation uses the treasury stock method to compute diluted earnings per share, which assumes that proceeds from the assumed exercise of stock options would be used to purchase common stock at the average market price during the period. The dilutive effect of stock options increased average common shares outstanding by 24,242 and 27,081 shares at December 31, 2008 and 2007, respectively.

Note 2 - Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, are as follows (000s omitted):

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities:				
U.S. government and federal agency	$ 7,502	$ 52	$ -	$ 7,554
Corporate	1,631	-	-	1,631
State and municipal	895	10	(7)	898
Total available-for-sale securities	$ 10,028	$ 62	$ (7)	$ 10,083
Held-to-maturity securities - State and municipal	$ 6,555	$ 92	$ (32)	$ 6,615

Note 2 - Securities (Continued)

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities:				
U.S. government and federal agency	$ 8,904	$ 19	$ -	$ 8,923
Corporate	2,999	-	(6)	2,993
Mortgage-backed	3	-	-	3
State and municipal	895	14	-	909
Total available-for-sale securities	$ 12,801	$ 33	$ (6)	$ 12,828
Held-to-maturity securities - State and municipal	$ 5,157	$ 57	$ (11)	$ 5,203

At December 31, 2008 and 2007, securities with a carrying value of $7,553,685 and $8,923,000, respectively, were pledged to secure borrowings and public deposits and for other purposes required or permitted by law.

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2008 follow (000s omitted):

	Available for Sale		Held to Maturity	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due in one year or less	$ 8,633	$ 8,694	$ 3,028	$ 3,025
Due in one through five years	395	389	2,299	2,336
Due after five years through 10 years	-	-	1,183	1,209
Due after 10 years	1,000	1,000	45	45
Total	$ 10,028	$ 10,083	$ 6,555	$ 6,615

Note 2 - Securities (Continued)

Information pertaining to securities with gross unrealized losses at December 31, 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (000s omitted):

	2008			
	Less Than 12 Months		Over 12 Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale securities - State and municipal	$ 7	$ 389	$ -	$ -
Held-to-maturity - State and municipal	$ 13	$ 923	$ 19	$ 161

	2007			
	Less Than 12 Months		Over 12 Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale securities - Corporate	$ -	$ -	$ 6	$ 493
Held-to-maturity securities - State and municipal	$ 1	$ 45	$ 10	$ 550

Unrealized losses on securities have not been recognized into income because the issuers' bonds are of high credit quality, the Corporation has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is due primarily to increased market interest rates. The fair value is expected to recover as the bonds approach the maturity date.

Other securities, totaling $1,554,000 and $1,494,000 at December 31, 2008 and 2007, respectively, consist of restricted Federal Home Loan Bank stock and Federal Reserve Bank stock. These stocks are carried at cost, which approximates market value.

Note 3 - Loans

A summary of the balances of loans follows (000s omitted):

	2008	2007
Mortgage loans on real estate - Residential 1-4 family	$ 58,935	$ 63,039
Commercial and commercial real estate	81,224	71,117
Consumer installment loans	13,088	13,768
Total loans	153,247	147,924
Less allowances for loan losses	2,149	2,236
Net loans	$ 151,098	$ 145,688
Allowance for loan losses as a percent of loans	1.40%	1.51%

An analysis of the allowance for loan losses follows (000s omitted):

	2008	2007
Balance - Beginning of year	$ 2,236	$ 2,388
Provision charged to operations	408	150
Loans charged off	(506)	(308)
Loan recoveries	11	6
Balance - End of year	$ 2,149	$ 2,236

The following is a summary of information pertaining to impaired loans (000s omitted):

	2008	2007
Impaired loans without a valuation allowance	$ 692	$ -
Impaired loans with a valuation allowance	1,166	3,014
Total impaired loans	$ 1,858	$ 3,014
Valuation allowance related to impaired loans	$ 270	$ 455
Total nonaccrual loans	2,766	1,469
Loans 90 days delinquent and still accruing	1,840	513

The following is a summary of information pertaining to impaired loans (000s omitted):

	2008	2007
Average investment in impaired loans	$ 2,463	$ 3,001
Interest income recognized on impaired loans	-	-
Interest income recognized on a cash basis on impaired loans	-	-

No additional funds are committed to be advanced in connection with impaired loans.

Note 3 - Loans (Continued)

The Corporation has had, and expects to have in the future, transactions with the Corporation's executive officers, directors, and their affiliates. Such transactions were made in the ordinary course of business and included extensions of credit, all of which were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in management's opinion, involve more than a normal risk of collectibility or present other unfavorable features. The aggregate amount of such loans attributable to persons who were related parties approximated $5,923,787 at the beginning of 2008 and $5,182,000 at the end of 2008. During 2008, new loans to related parties aggregated $1,031,849 and repayments totaled $89,315.

Note 4 - Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of mortgage and other loans serviced for others were $67,502,568 and $66,421,000 at December 31, 2008 and 2007, respectively.

The balance of capitalized servicing rights, net of valuation allowance, included in other assets at December 31, 2008 and 2007 was $337,000 and $382,000, respectively. The fair value of the capitalized servicing rights approximates the carrying value. The key economic assumptions used in determining the fair value of the mortgage servicing rights include an annual constant prepayment speed (CPR) of 12.27 percent and 13.26 percent for December 31, 2008 and 2007, respectively, and a discount rate of 8.0 percent and 9.0 percent for December 31, 2008 and 2007, respectively.

The following summarizes mortgage servicing rights capitalized and amortized, along with the aggregate activity in related valuation allowances (000s omitted):

	2008	2007
Mortgage servicing rights capitalized	$ 123	$ 89
Mortgage servicing rights amortized	193	143
Valuation allowances:		
Balance at beginning of year	25	25
Balance at end of year	-	25

Note 5 - Bank Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows (000s omitted):

	2008	2007
Buildings and improvements	$ 4,205	$ 4,157
Furniture and fixtures	2,542	2,506
Vault and equipment	300	300
Automobiles	106	135
Land	711	667
Total premises and equipment	7,864	7,765
Accumulated depreciation	(4,323)	(3,992)
Net premises and equipment	$ 3,541	$ 3,773

Depreciation expense for the years ended December 31, 2008 and 2007 amounted to $360,000 and $371,000, respectively.

Note 6 - Deposits

The following is a summary of the distribution of interest-bearing deposits at December 31 (000s omitted):

	2008	2007
NOW accounts	$ 46,100	$ 45,361
Savings	12,756	12,154
Money market demand	995	623
Time:		
Under $100,000	46,069	44,846
$100,000 and over	15,631	16,409
Total interest-bearing deposits	$ 121,551	$ 119,393

Note 6 - Deposits (Continued)

At December 31, 2008, the scheduled maturities of time deposits are as follows (000s omitted):

2009	$	40,881
2010		11,110
2011		7,421
2012		2,288
Total	$	61,700

Note 7 - Short-term Borrowings

Short-term borrowings include securities sold under agreements to repurchase, which are classified as secured borrowings and generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities.

Note 8 - FHLB Advances

The Bank has advances from Federal Home Loan Bank. Interest rates range from 2.96 percent to 4.95 percent. Interest is payable monthly. The advances are collateralized by approximately $29,500,000 and $34,437,000 of mortgage loans as of December 31, 2008 and 2007, respectively, under a blanket collateral agreement.

The advances are subject to prepayment penalties and the provisions and conditions of the credit policy of Federal Home Loan Bank. Future obligations of the advances are as follows at December 31, 2008 (000s omitted):

2009	$	5,000
2010		9,000
2011		2,000
2012		-
2013		1,000
Total	$	17,000

Note 9 - Income Taxes

The components of the net deferred tax assets, included in other assets, are as follows (000s omitted):

	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 643	$ 688
Accrued employee benefits	181	156
Total deferred tax assets	824	844
Deferred tax liabilities:		
Depreciation	123	115
Net unrealized gain on securities available for sale	19	9
Investment in subsidiary	117	130
Prepaid assets	20	23
Other	18	30
Total deferred tax liabilities	297	307
Net deferred tax assets	$ 527	$ 537

Allocation of income taxes between current and deferred portions is as follows (000s omitted):

	2008	2007
Current	$ 324	$ 821
Deferred	-	-

The reasons for the differences between the income tax expense at the federal statutory income tax rate and the recorded income tax expense are summarized as follows (000s omitted):

	2008	2007
Income before income taxes	$ 1,417	$ 3,103
Income tax expense at federal statutory rate of 34 percent	$ 482	$ 1,055
Increases resulting from nondeductible expenses	7	6
Decreases resulting from nontaxable income	(165)	(240)
Net income tax expense	$ 324	$ 821

Note 10 - Benefit Plan

The Corporation has a 401(k) plan whereby a certain percentage of employees' contributions can be matched with discretionary contributions by the Corporation. Contributions to the plan for the years ended December 31, 2008 and 2007 were $78,000 and $73,000, respectively.

Note 11 - Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents - The carrying amounts of cash and cash equivalents approximate fair values.

Securities - Fair values of securities are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of Federal Home Loan Bank and Federal Reserve Bank stock approximates fair value based on the redemption provisions of the issuers.

Loans Receivable - For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Note 11 - Fair Value of Financial Instruments (Continued)

Deposit Liabilities - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Other Borrowings - The fair values of the Corporation's other borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest - The carrying amounts of accrued interest approximate fair value.

Other Financial Instruments - The fair value of other financial instruments, including loan commitments and unfunded letters of credit, based on discounted cash flow analyses, is not material.

The estimated fair values and related carrying or notional amounts of the Corporation's financial instruments are as follows (000s omitted):

	2008		2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 5,288	$ 5,288	$ 6,598	$ 6,598
Securities	18,192	18,252	19,479	19,525
Loans	151,098	150,968	145,688	147,369
Accrued interest receivable	670	670	817	817
Financial liabilities:				
Demand deposits	20,916	20,916	19,936	19,936
Interest-bearing deposits	121,551	120,784	119,393	117,119
FHLB advances	17,000	17,636	13,000	13,250
Short-term borrowings	5,385	5,219	6,240	6,240
Accrued interest payable	255	255	370	370

Note 12 - Off-balance-sheet Activities

Credit-related Financial Instruments - The Corporation is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2008 and 2007, the following financial instruments were outstanding whose contract amounts represent credit risk (000s omitted):

	Contract Amount	
	2008	2007
Unfunded commitments	$ 21,184	$ 20,154

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Commercial and standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are used primarily to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved is extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

Note 12 - Off-balance-sheet Activities (Continued)

Collateral Requirements - To reduce credit risk related to the use of credit-related financial instruments, the Corporation might deem it necessary to obtain collateral. The amount and nature of the collateral obtained are based on the Corporation's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant, equipment, and real estate.

If the counterparty does not have the right and ability to redeem the collateral or the Corporation is permitted to sell or repledge the collateral on short notice, the Corporation records the collateral in its consolidated balance sheet at fair value with a corresponding obligation to return it.

Legal Contingencies - Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation's consolidated financial statements.

Note 13 - Restrictions on Dividends, Loans, and Advances

Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation.

Prior approval of the Bank's federal regulator is required if the total dividends declared by the Bank in a calendar year exceed the sum of the net profits of the Bank for the preceding three years, less any required transfers to surplus. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum standards. At December 31, 2008, the Bank's retained earnings available for the payment of dividends, without approval from the regulators, totaled $1,284,000. Accordingly, $18,030,514 of the Corporation's investment in the Bank was restricted at December 31, 2008.

Loans or advances made by the Bank to the Corporation are generally limited to 10 percent of the Bank's capital stock and surplus.

Note 14 - Minimum Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the Bank's primary regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risked-based, and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios as of December 31, 2008 and 2007 are also presented in the table.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
(000s omitted)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008						
Total capital to risk-weighted assets - Bank	$ 20,626	14.5%	$ 11,380	8.0%	$ 14,225	10.0%
Tier I capital to risk-weighted assets - Bank	18,842	13.2	5,710	4.0	8,565	6.0
Tier I capital to average assets - Bank	18,842	10.1	7,462	4.0	9,328	5.0
As of December 31, 2007						
Total capital to risk-weighted assets - Bank	21,940	17.0	10,325	8.0	12,906	10.0
Tier I capital to risk-weighted assets - Bank	20,318	15.7	5,177	4.0	7,765	6.0
Tier I capital to average assets - Bank	20,318	11.1	7,322	4.0	9,152	5.0

Note 15 - Stock Option Plan

As of December 31, 2008, the Corporation has two share-based compensation plans which are described below. Options available for grant under the 1996 Nonemployee Director Stock Option Plan, the 1996 Employee Stock Option Plan, and the 1997 Nonemployee Director Discretionary Stock Option Plan have been issued. Some of the options issued under the 1996 and 1997 plans are exercisable by the participants until the end of the contractual terms.

The Corporation's 2005 Nonemployee Director Stock Option Plan and 2005 Employee Stock Option Plan (the "Plans"), which are stockholder approved, permit the grant of stock options for up to 15,000 and 35,000 shares of common stock, respectively. The Corporation believes that such awards better align the interests of its employees with those of its stockholders. Option awards are generally granted with an exercise price equal to the market price of the entity's stock at the date of grant; those option awards generally vest immediately for nonemployees and over three years for employees and have 10-year contractual terms. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plans). The compensation cost that has been charged against income for the Plans was approximately $11,000 and $15,000 for 2008 and 2007, respectively.

The Corporation uses a Black Scholes formula to estimate the calculated value of its share-based payments. The volatility assumption used in the Black Scholes formula is based on the volatility of the Corporation's stock price and dividend payments throughout the year. The Corporation calculated the historical volatility of that using the monthly closing total stock price for the one year immediately prior.

The weighted average assumptions used in the Black Scholes model are noted in the following table. The Corporation uses historical data to estimate option exercise and employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2008	2007
Calculated volatility	15.99 %	10.15 %
Weighted average dividends	4.64 %	3.91 %
Expected term (in years)	8	8
Risk-free rate	2.28 %	4.50 %

Note 15 - Stock Option Plan (Continued)

A summary of option activity under the Plans for the years ended December 31, 2008 and 2007 is presented below:

	2008		2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	77,989	$ 33.81	84,951	$ 30.80
Options granted	7,667	47.43	4,250	53.75
Options exercised	(11,150)	25.72	(11,212)	22.96
Options outstanding at end of year	74,506	36.43	77,989	33.81
Exercisable at year end	66,223	35.02	72,439	32.56

The weighted average grant date-calculated value of options granted during the years 2008 and 2007 was $4 and $5, respectively.

As of December 31, 2008, there was approximately $15,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted average period of 2.5 years.

Note 16 - Fair Value Measurements

The following tables present information about the Corporation's assets measured at fair value on a recurring basis at December 31, 2008, and the valuation techniques used by the Corporation to determine those fair values.

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Corporation's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Note 16 - Fair Value Measurements (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008 (dollars in thousands)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Assets - Investment securities - Available for sale	$ 631	$ 9,452	$ -	$ 10,083

The Corporation also has assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. These assets include held-to-maturity investments and loans. The Corporation has estimated the fair values of these assets using Level 3 inputs, specifically discounted cash flow projections.

Assets Measured at Fair Value on a Nonrecurring Basis (dollars in thousands)

	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses for the Period Ended December 31, 2008
Assets - Impaired loans accounted for under FAS 114	$ 1,166	$ -	$ -	1166	$ 370

Impaired loans accounted for under FAS 114 categorized as Level 3 assets consist of non-homogeneous loans that are considered impaired. The Corporation estimates the fair value of the loans based on the present value of expected future cash flows using management's best estimate of key assumptions. These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals).

Note 16 - Fair Value Measurements (Continued)

Other assets, including bank-owned life insurance, goodwill, intangible assets, and other assets acquired in business combinations, are also subject to periodic impairment assessments under other accounting principles generally accepted in the United States of America. These assets are not considered financial instruments. Effective February 12, 2008, the FASB issued a staff position, FSP FAS 157-2, which delayed the applicability of FAS 157 to non-financial instruments. Accordingly, these assets have been omitted from the above disclosures.

EXHIBIT 2

Subscription Agreement

HURON COMMUNITY FINANCIAL SERVICES, INC.

SUBSCRIPTION AGREEMENT

Representations and Warranties: The undersigned (the "Investor") hereby irrevocably subscribes for and agrees to purchase the number of shares of Common Stock, par value $1.00 per share (the "Shares") of Huron Community Financial Services, Inc. (the "Company") in the amount set forth on the signature page hereof, and upon the terms and conditions described herein. In connection therewith, the undersigned hereby represents, warrants and covenants to the Company that the Investor:

- Has received a copy of the Company's offering circular, dated [ ], 2009~~, and understands that the purchase of the Company's stock involves significant risk, as described under "Risk Factors" in the offering circular and that no federal or state agency has made any finding or determination regarding the fairness of the Company's offering of the shares, the accuracy or adequacy of the offering circular, or any recommendation or endorsement concerning an investment in the shares~~.

- Is aware that this subscription is not binding upon the Company unless and until it is accepted by the Company, as evidenced by its execution of this Subscription Agreement. INVESTOR FURTHER ACKNOWLEDGES THAT THIS SUBSCRIPTION MAY NOT BE REVOKED AND AGREES THAT THE COMPANY HAS THE RIGHT, IN ITS SOLE DISCRETION, TO ACCEPT OR REJECT MY SUBSCRIPTION IN WHOLE OR IN PART. If Investor's subscription is rejected, the Company will return Investor's subscription payment WITHOUT INTEREST. Investor further acknowledges that this Subscription Agreement is not assignable without the consent of the Company.

- Agrees that payment for the Shares is due with the submission of the Subscription Agreement by delivery of a check to **"Huron Community Financial Services, Inc."** in the amount of the full purchase price of the Shares subscribed for.

- Has been advised that there are limitations on the disposition of the Shares and that the certificates for Shares purchased by me will bear the following legend.

  The sale or other transfer of this certificate is subject to the restrictions set out in the Articles of Incorporation of this corporation as stated in Article III, which are on file at the office of the Secretary of the corporation. A copy will be delivered to any shareholder of record upon request.

- Acknowledges that, with respect to the tax and other legal aspects of this investment, Investor is relying upon the advice of its own tax and legal advisors, and Investor has not received or relied upon any representations, warranties or assurances of the Company or any persons acting on its behalf concerning the tax or legal aspects of an investment in the Company

- If the Investor is not a natural person, the Investor has the power and authority to enter into this Subscription Agreement, and the person signing this Subscription Agreement on behalf of the Investor has been duly authorized to execute and deliver this Subscription Agreement. If the Investor is an individual, the Investor has all requisite legal capacity to acquire and hold the Shares and to execute, deliver and comply with the terms of this Subscription Agreement. Such execution, delivery and compliance with the terms of this Subscription Agreement by the Investor does not represent a breach of, or constitute a default under, any instruments governing the Investor, any applicable law, regulation or order to which the Investor is subject, or any agreement to which the Investor is a party or by which the Investor is bound. This Subscription Agreement has been duly executed by the Investor and constitutes a valid and legally binding agreement of the Investor.

- By executing this Subscription Agreement, Investor agrees to execute and deliver to the Company an appropriate signature page to the By-laws.

~~**Indemnification**: The Investor hereby agrees to indemnify the Company and anyone acting on its behalf against all liability, damages, loss, costs and expenses (including reasonable attorneys' fees and expenses) which any of them may incur by reason of the Investor's failure to fulfill any of the agreements, terms or conditions of this Subscription Agreement, or by reason of the falsity of any representation or breach of any warranty made by the Investor herein.~~

Governing Law: This Subscription Agreement shall be construed and enforced in accordance with, and governed by, the laws of the State of Michigan.

Entire Agreement: This Subscription Agreement and the By-laws constitute the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

DISCLAIMERS

THIS SUBSCRIPTION AGREEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IN NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS SUBSCRIPTION AGREEMENT AS LEGAL, INVESTMENT OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR ADVISORS AS TO LEGAL, INVESTMENT, TAX AND RELATED MATTERS CONCERNING AN INVESTMENT BY SUCH PROSPECTIVE INVESTORS IN THE COMPANY.

[SIGNATURE ON NEXT PAGE]

SIGNATURE(S)

I CERTIFY THAT THE INFORMATION CONTAINED IN THIS SUBSCRIPTION AGREEMENT IS TRUTHFUL AND ACCURATE.

SHARES SUBSCRIBED FOR

Number of Shares		Per Share Price Paid	Payment Enclosed
____________________	X	$46.00	$______________

PLEASE TYPE OR PRINT INVESTOR NAME →___________________________________

PLEASE SIGN →___________________________________

RESIDENTIAL AND MAILING
ADDRESSES OF THE INVESTOR →___________________________________

____

____

____

TELEPHONE NUMBER OF INVESTOR →___________________________________

E-MAIL ADDRESS OF INVESTOR →___________________________________

INVESTOR SOCIAL SECURITY NUMBER
OR TAXPAYER IDENTIFICATION NUMBER →____________________________*

PLEASE DATE →____________________________

IF INVESTOR IS NOT AN INDIVIDUAL:
INDICATE ENTITY TYPE
(CORPORATION, PARTNERSHIP, TRUST, OTHER) →________________________________
INDICATE CAPACITY OF PERSON SIGNING→________________________________

*Under penalties of perjury, I hereby certify that: (A) the Social Security or Taxpayer Identification Number given above is current; and (B) I am not subject to backup withholding.

INSTRUCTION: YOU MUST CROSS OUT (B) ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING.

If applicable, select on the form below the manner that you want title to the Shares you purchase in the offering to be registered, and complete the form.

- ❑ Custodian for minor child(ren): ________________________________
- ❑ Trust: ________________________________
- ❑ Tenants in common with:________________________________
- ❑ Joint tenants with Right of Survivorship with: ________________________________
- ❑ Self-directed IRA:________________________________
- ❑ Other: ________________________________

<u>IF INVESTOR IS AN IRA OBTAIN THE AUTHORIZED SIGNATURE OF THE CUSTODIAN.</u>

The undersigned, being the custodian of the above named individual retirement account, hereby accepts and agrees to this Subscription Agreement.

Print Custodian Name:________________________________

By:________________________________
Signature of Authorized Signatory
Print Name:________________________
Print Title:________________________

ACCEPTANCE
[TO BE COMPLETED BY <u>THE COMPANY</u>]

The undersigned hereby accepts the foregoing Subscription Agreement as to:

❑ ALL SHARES

__________ SHARES

Dated: ________________, 2009

HURON COMMUNITY FINANCIAL SERVICES, INC.

By: ________________________________

Its:________________________________

SIGNATURE PAGE TO BY-LAWS

The undersigned hereby executes that certain By-Laws of Huron Community Financial Services, Inc. and agrees to be bound by all the terms and provisions thereof.

Dated: ______________________

____
Print Name of Investor

By: ______________________________
Signature of Investor

Title: ______________________________
(if applicable)

EXHIBIT 3

Executive Summary to Valuation Report

Valuation of
Huron Community Financial Services, Inc.
As of December 31, 2008

I. EXECUTIVE SUMMARY

Austin Associates, LLC ("Austin Associates"), a Toledo, Ohio-based financial institution consulting firm has been retained by Huron Community Financial Services, Inc. ("Company") to determine the fair market value ("FMV") of the common stock of Company as of December 31, 2008. The valuation and analysis includes Company's subsidiary bank, Huron Community Bank, East Tawas, Michigan, ("Bank"). FMV has been determined on a minority share basis for use by the Board of Directors of Company. A summary of the valuation results is presented below:

Subject Company	Huron Community Financial Services, Inc.
Company Headquarters	East Tawas, Michigan
Valuation Date	December 31, 2008
Valuation Purpose	*To determine the Fair Market Value primarily for the issuance of stock options and stock repurchases*
Valuation Performed for	Board of Directors of Company
Fair Market Per Share	**$46.00**
As Percent of Tangible Book Value	134%
As Multiple of 2008 Diluted Core EPS (1)	14.2
Standard of Value	Fair Market Value
Level of Value	Non-Marketable Minority Interest
Lack of Marketability Discount	0%

(1) Based on 2008 Diluted Core EPS of $3.24.

A. Valuation Purpose: Company's Board of Directors has requested that we value the outstanding minority interest shares of Company for the potential granting of stock options and the repurchase of shares.

B. Standard of Value: For purposes of this appraisal, FMV is defined as "the probable price at which shares would change hands between a willing buyer and a willing seller, neither being under compulsion to buy or sell, each having reasonable knowledge of all relevant facts." This definition is intended to conform with IRS Revenue Ruling 59 – 60. The FMV of a minority share is attributed to transactions involving small blocks of Company's common shares, such as arm's length trades, redemptions, purchases by an ESOP, granting of stock options and other similar transactions.

C. Factors Considered: In connection with the preparation of this appraisal, Austin Associates has considered the following factors: (i) the nature of the business and history of the enterprise; (ii) the economic outlook in general and the condition and outlook of the specific industry in particular; (iii) the financial condition of the business; (iv) the earning capacity of the company; (v) the dividend-paying capacity of the company; (vi) the nature and value of the tangible and intangible assets of the business; (vii) sales of the stock and the size of the block to be valued; (viii) the market price of the stocks of corporations engaged in the same or similar lines of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter; (ix) the marketability or lack thereof, of the securities being valued; and (x) determination of any control premiums or minority share discounts.

D. Levels of Value: The three levels of value for a business or business ownership interest include:

1. **Control Value** – Value of enterprise or business as a whole.

2. **Marketable Minority Interest** – Value of minority interest as if freely traded. The shares may lack control but have liquidity. An example of marketable minority interests is the published prices of publicly traded stocks on NASDAQ or the NYSE.

3. **Non-Marketable Minority Interest** – Value of minority interest in a private company which lacks control and market liquidity.

The following chart illustrates the relationship between these levels of value:



CONTROL VALUE
Apply Control Premium
Apply Minority Interest Discount
MARKETABLE MINORITY INTEREST
Apply Marketability Discount
NON-MARKETABLE MINORITY INTEREST

For purposes of this appraisal, FMV of Company's shares is determined on the basis of a non-marketable minority interest.

In performing the valuation, Austin Associates has relied upon the information supplied to us by Company. We do not express an opinion on the accuracy of information supplied to us which we used in the preparation of this report, and we are not responsible for errors or omissions that might be contained in such materials. In addition, our firm does not have a present or contemplated future interest with Company or any other interest that might tend to prevent us from making a fair and unbiased appraisal.

EXHIBIT 4

Economic and Demographic Data Supplement

ECONOMIC & DEMOGRAPHIC DATA

Huron Community Financial Services Inc.

POPULATION	2000 CENSUS	2009 CURRENT	% CHANGE 2000-2009	2014 PROJECTED	% CHANGE 2009-2014
Alcona County	11,719	11,564	-1.3%	11,527	-0.3%
Arenac County	17,269	17,520	1.5%	17,507	-0.1%
Iosco County	27,339	26,377	-3.5%	25,697	-2.6%
State of Michigan	9,938,444	10,194,648	2.6%	10,227,800	0.3%
United States	281,421,906	309,731,508	10.1%	324,062,684	4.6%

2009 AGE STRATIFICATION	14 & Under	15 - 34	35 - 54	55 - 69	70+
Alcona County	12.9%	15.8%	23.8%	28.0%	19.5%
Arenac County	16.7%	22.7%	27.8%	20.3%	12.5%
Iosco County	15.5%	19.6%	26.2%	22.3%	16.1%
State of Michigan	20.2%	26.4%	28.9%	15.6%	9.0%
United States	20.2%	27.3%	28.4%	15.1%	9.1%

HOUSEHOLDS	2000 CENSUS	2009 CURRENT	% CHANGE 2000-2009	2014 PROJECTED	% CHANGE 2009-2014
Alcona County	5,132	5,187	1.1%	5,210	0.4%
Arenac County	6,710	7,019	4.6%	7,079	0.9%
Iosco County	11,727	11,793	0.6%	11,641	-1.3%
State of Michigan	3,785,661	3,939,172	4.1%	3,972,480	0.8%
United States	105,480,101	116,523,156	10.5%	122,109,448	4.8%

2009 HH INCOME STRATIFICATION	24 & Under	25 - 50	50 - 100	+100
Alcona County	29.3%	35.2%	30.0%	5.5%
Arenac County	31.4%	28.5%	33.7%	6.4%
Iosco County	29.2%	33.1%	32.4%	5.3%
State of Michigan	20.1%	24.3%	38.5%	17.2%
United States	20.9%	24.5%	35.3%	19.3%

ECONOMIC & DEMOGRAPHIC DATA

Huron Community Financial Services Inc.

HH NET WORTH DATA	MEDIAN 2009	AVERAGE 2009
Alcona County	$80,567	$408,035
Arenac County	$57,089	$235,858
Iosco County	$65,455	$276,970
State of Michigan	$107,246	$422,595
United States	$97,724	$448,965

Net worth equals total household assets less any debts, secured or unsecured. Assets include own home, rental property, own business, IRAs and Keogh accounts, pension plans, stock, mutual funds, and motor vehicles.

AVERAGE HH INCOME	2000 CENSUS	2009 CURRENT	% CHANGE 2000-2009	2014 PROJECTED	% CHANGE 2009-2014
Alcona County	$40,127	$46,885	16.8%	$47,406	1.1%
Arenac County	$41,413	$47,232	14.1%	$47,678	0.9%
Iosco County	$39,408	$46,235	17.3%	$47,102	1.9%
State of Michigan	$57,400	$68,229	18.9%	$69,722	2.2%
United States	$56,644	$71,437	26.1%	$74,464	4.2%

MEDIAN HH INCOME	2000 CENSUS	2009 CURRENT	% CHANGE 2000-2009	2014 PROJECTED	% CHANGE 2009-2014
Alcona County	$31,322	$38,954	24.4%	$40,290	3.4%
Arenac County	$32,629	$39,537	21.2%	$41,561	5.1%
Iosco County	$31,356	$38,822	23.8%	$40,747	5.0%
State of Michigan	$44,683	$55,536	24.3%	$56,866	2.4%
United States	$42,164	$54,719	29.8%	$56,938	4.1%

PER CAPITA INCOME	2000 CENSUS	2009 CURRENT	% CHANGE 2000-2009	2014 PROJECTED	% CHANGE 2009-2014
Alcona County	$17,653	$21,267	20.5%	$21,696	2.0%
Arenac County	$16,300	$19,546	19.9%	$19,985	2.2%
Iosco County	$17,115	$20,878	22.0%	$21,577	3.3%
State of Michigan	$22,168	$26,713	20.5%	$27,475	2.9%
United States	$21,587	$27,277	26.4%	$28,494	4.5%

ECONOMIC & DEMOGRAPHIC DATA

Huron Community Financial Services Inc.

2009 HOUSING VALUE DATA	*$0 - $100k*	*$100 - $200k*	*$200 - $300k*	*$300 - $500k*	*$500k +*
Alcona County	55.5%	32.3%	7.6%	3.4%	1.3%
Arenac County	51.3%	37.1%	7.1%	3.5%	1.1%
Iosco County	59.7%	31.9%	5.4%	2.4%	0.6%
State of Michigan	42.0%	39.8%	11.7%	4.9%	1.7%
United States	26.4%	34.1%	17.6%	13.0%	9.0%

2009 NET WORTH STRATIFICATION	*$0 - $35k*	*$35 - $100k*	*$100 - $250k*	*$250 - $500k*	*$500k +*
Alcona County	34.9%	20.3%	22.5%	9.2%	13.2%
Arenac County	40.9%	21.8%	20.9%	9.1%	7.3%
Iosco County	37.9%	22.7%	21.4%	8.8%	9.3%
State of Michigan	31.1%	17.1%	21.5%	14.3%	16.0%
United States	34.3%	16.1%	18.9%	13.3%	17.4%

UNEMPLOYMENT RATE (1) (Seasonally Unadjusted)	*Aug. / Sept. 2007*	*Aug. / Sept. 2008*	*Aug. / Sept. 2009*	*Change 2007 - 2009*	*Change 2008 - 2009*
Alcona County	8.8%	10.5%	17.5%	8.7%	7.0%
Arenac County	8.0%	8.9%	15.7%	7.7%	6.8%
Iosco County	7.8%	9.3%	16.3%	8.5%	7.0%
State of Michigan	6.9%	8.5%	14.8%	7.9%	6.3%
United States	4.5%	6.0%	9.5%	5.0%	3.5%

Source: SNL Financial and The Bureau of Labor Statistics (www.bls.gov).

(1) Monthly unemployment rate for the U.S. and the State of Michigan based on September data. As of October 22, 2009, county unemployment data had not been released for September 2009. All county-wide data is for the month of August for the respective years shown.


AustinAssociates

DEPOSIT TREND ANALYSIS BY COUNTY

Huron Community Financial Services Inc.

Alcona County

	Type	Company Name	City	ST	Total Branches	Jun-04 Deposits ($000)	Jun-09 Deposits ($000)	Jun-08/ Jun-09 % Change	Jun-04/ Jun-09 C.A.G.R.	Jun-04 Market Share	Jun-09 Market Share
1	**Bank**	**Huron Community Bank**	**East Tawas**	**MI**	**2**	**$34,811**	**$40,038**	**-0.6%**	**2.8%**	**85.4%**	**87.8%**
2	Bank	Independent Bank	Ionia	MI	1	$5,958	$5,544	9.7%	-1.4%	14.6%	12.2%
3	Bank	National City Bank	Cleveland	OH	2	$0	$0	NA	NA	NA	NA
4	CU	Alpena-Alcona Area CU	Alpena	MI	1	$0	$0	NA	NA	NA	NA
5	CU	Northland Area FCU	Oscoda	MI	2	$0	$0	NA	NA	NA	NA
			Total		8	$40,769	$45,582	0.6%	2.3%	100%	100%

Arenac County

	Type	Company Name	City	ST	Total Branches	Jun-04 Deposits ($000)	Jun-09 Deposits ($000)	Jun-08/ Jun-09 % Change	Jun-04/ Jun-09 C.A.G.R.	Jun-04 Market Share	Jun-09 Market Share
1	Bank	Citizens Bank	Flint	MI	3	$64,660	$66,110	11.5%	0.4%	46.9%	43.7%
2	Bank	Chemical Bank	Midland	MI	3	$45,641	$53,882	2.6%	3.4%	33.1%	35.6%
3	Bank	Independent Bank	Ionia	MI	1	$18,492	$19,560	-13.3%	1.1%	13.4%	12.9%
4	**Bank**	**Huron Community Bank**	**East Tawas**	**MI**	**1**	**$9,136**	**$11,725**	**5.3%**	**5.1%**	**6.6%**	**7.8%**
5	CU	Sunrise Family Credit Union	Bay City	MI	1	$0	$0	NA	NA	NA	NA
6	CU	North Central Area CU	Houghton Lake	MI	1	$0	$0	NA	NA	NA	NA
7	CU	Northland Area FCU	Oscoda	MI	1	$0	$0	NA	NA	NA	NA
			Total		11	$137,929	$151,277	4.0%	1.9%	100%	100%

DEPOSIT TREND ANALYSIS BY COUNTY

Huron Community Financial Services Inc.

Iosco County

	Type	Company Name	City	ST	Total Branches	Jun-04 Deposits ($000)	Jun-09 Deposits ($000)	Jun-08/ Jun-09 % Change	Jun-04/ Jun-09 C.A.G.R.	Jun-04 Market Share	Jun-09 Market Share
1	CU	Northland Area FCU	Oscoda	MI	3	$129,300	$191,726	11.9%	8.2%	30.5%	38.4%
2	Bank	National City Bank	Cleveland	OH	2	$72,201	$97,285	9.2%	6.1%	17.0%	19.5%
3	**Bank**	**Huron Community Bank**	**East Tawas**	**MI**	**3**	**$79,615**	**$93,174**	**12.9%**	**3.2%**	**18.8%**	**18.7%**
4	Bank	Independent Bank	Ionia	MI	6	$79,270	$80,563	-1.8%	0.3%	18.7%	16.1%
5	Bank	Firstbank-West Branch	West Branch	MI	1	$22,576	$22,907	-8.3%	0.3%	5.3%	4.6%
6	Thrift	First Fed of N. MI	Alpena	MI	1	$16,668	$13,345	-7.4%	-4.3%	3.9%	2.7%
7	CU	Alpena-Alcona Area CU	Alpena	MI	2	$24,026	$0	NA	NA	5.7%	NA
			Total		18	$423,656	$499,000	7.5%	3.3%	100%	100%

Part F/S

The following financial statements of the issuer are filed as part of the offering statement and included in the offering circular which is to be distributed to investors:

(1) Balance Sheets as of ~~June~~ September 30, 2009 and as of December 31, 2008; and

(2) Statements of income, cash flows, and other stockholders equity for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed. In the opinion of management, all adjustments necessary for a fair statement of results for the interim period have been included, all of which are of a normal recurring nature. Statement of cash flows for the period ended September 30, 2009 to be provided on a supplemental basis.

(3) Financial Statements of Businesses Acquired or to be Acquired.

Not applicable

(4) Pro Forma Financial Information.

Not applicable

Independent Auditor's Report

To the Board of Directors and Stockholders
Huron Community Financial Services, Inc.

We have audited the accompanying consolidated balance sheet of Huron Community Financial Services, Inc. (the "Corporation") as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Huron Community Financial Services, Inc. at December 31, 2008 and 2007 and the consolidated results of its operations, changes in stockholders' equity, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, as of January 1, 2008, the Corporation adopted the provisions of EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*.

Plante & Moran, PLLC

March 10, 2009

Huron Community Financial Services, Inc.

Consolidated Balance Sheet

(000s omitted, except per share data)

	December 31, 2008	December 31, 2007
Assets		
Cash and due from banks	$ 5,159	$ 3,400
Federal funds sold	129	3,198
Total cash and cash equivalents	5,288	6,598
Investment securities - Available for sale (Note 2)	10,083	12,828
Investment securities - Held to maturity (Note 2)	6,555	5,157
Other securities (Note 2)	1,554	1,494
Loans - Net of allowance for loan losses (Note 3)	151,098	145,688
Premises and equipment (Note 5)	3,541	3,773
Intangible assets	749	978
Accrued interest receivable	670	817
Other assets	6,919	4,399
Total assets	**$ 186,457**	**$ 181,732**
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 20,916	$ 19,936
Interest-bearing (Note 6)	121,551	119,393
Total deposits	142,467	139,329
Short-term borrowings (Note 7)	5,385	6,240
Borrowings (Note 8)	17,000	13,000
Accrued and other liabilities	1,313	1,555
Total liabilities	166,165	160,124
Stockholders' Equity		
Common stock - $1 par value:		
Authorized - 1,050,000 shares		
Issued and outstanding - 568,891 shares and 587,185 shares in 2008 and 2007, respectively	569	587
Additional paid-in capital	17,540	15,306
Undivided profits	2,147	5,698
Accumulated other comprehensive income	36	17
Total stockholders' equity	20,292	21,608
Total liabilities and stockholders' equity	**$ 186,457**	**$ 181,732**

Huron Community Financial Services, Inc.

Consolidated Statement of Income

(000s omitted, except per share data)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Interest Income		
Loans - Including fees	$ 10,169	$ 11,528
Investment securities	805	955
Federal funds sold	117	232
Total interest income	11,091	12,715
Interest Expense		
Deposits	3,023	4,229
Interest on FHLB advances	812	679
Interest on short-term borrowings	83	111
Total interest expense	3,918	5,019
Net Interest Income	7,173	7,696
Provision for Loan Losses (Note 3)	408	150
Net Interest Income After Provision for Loan Losses	6,765	7,546
Other Operating Income		
Service charges - Deposits	618	572
Impairment loss on investment securities	(863)	-
Loan servicing income - Net	292	254
Other	218	243
Total other operating income	265	1,069
Other Operating Expenses		
Salaries and employee benefits	2,943	3,049
Amortization of intangible assets	229	229
Occupancy expense	482	430
Service fees	227	204
Depreciation expense	360	371
Other	1,372	1,229
Total other operating expenses	5,613	5,512
Income - Before income taxes	1,417	3,103
Provision for Income Taxes (Note 9)	324	821
Net Income	**$ 1,093**	**$ 2,282**
Earnings per Share		
Basic earnings per common share	$ 1.85	$ 3.85
Diluted earnings per common share	1.78	3.68

Huron Community Financial Services, Inc.

Consolidated Statement of Stockholders' Equity

(000s omitted, except per share data)

	Common Stock	Additional Paid-in Capital	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance - January 1, 2007	$ 586	$ 13,424	$ 6,878	$ (12)	$ 20,876
Comprehensive income:					
Net income	-	-	2,282	-	2,282
Change in net unrealized loss on securities available for sale - Net of tax benefit of $15	-	-	-	29	29
Total comprehensive income					2,311
Sale of common stock	44	1,754	-	-	1,798
Purchases of common stock	(43)	-	(2,282)	-	(2,325)
Tax effect of stock options exercised	-	113	-	-	113
Stock-based compensation	-	15	-	-	15
Dividends declared $2.00 per common share	-	-	(1,180)	-	(1,180)
Balance - December 31, 2007	587	15,306	5,698	17	21,608
Change in accounting for split-dollar arrangement	-	-	(136)	-	(136)
Comprehensive income:					
Net income	-	-	1,093	-	1,093
Change in net unrealized loss on securities available for sale - Net of tax benefit of $10	-	-	-	19	19
Total comprehensive income					1,112
Sale of common stock	45	2,117	-	-	2,162
Purchases of common stock	(63)	-	(3,096)	-	(3,159)
Tax effect of stock options exercised	-	106	-	-	106
Stock-based compensation	-	11	-	-	11
Dividends declared $2.40 per common share	-	-	(1,412)	-	(1,412)
Balance - December 31, 2008	**$ 569**	**$ 17,540**	**$ 2,147**	**$ 36**	**$ 20,292**

Huron Community Financial Services, Inc.

Consolidated Statement of Cash Flows

(000s omitted)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Cash Flows from Operating Activities		
Net income	$ 1,093	$ 2,282
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	589	600
Impairment loss on investment securities	863	-
Provision for loan losses	408	150
Amortization and accretion on securities	116	(67)
Stock-based compensation	11	15
Net change in:		
Accrued interest receivable and late fees	147	94
Other assets	(2,530)	(537)
Accrued expenses and other liabilities	(378)	(36)
Net cash provided by operating activities	319	2,501
Cash Flows from Investing Activities		
Activity in available-for-sale securities:		
Maturities, prepayments, and calls	18,925	7,267
Purchases	(17,179)	(3,494)
Activity in held-to-maturity securities:		
Maturities, prepayments, and calls	1,478	1,015
Purchases	(2,887)	(1,029)
Net (increase) decrease in loans	(5,818)	1,207
Capital expenditures	(128)	(250)
Net cash (used in) provided by investing activities	(5,609)	4,716
Cash Flows from Financing Activities		
Net increase (decrease) in deposits	3,138	(3,453)
Net change in short-term borrowings	(855)	848
Proceeds from FHLB advances	5,000	7,000
Payments on FHLB advances	(1,000)	(9,500)
Proceeds from sale of common stock	2,162	1,798
Purchases of common stock	(3,159)	(2,325)
Tax effect of stock options exercised	106	113
Cash dividends paid on common stock	(1,412)	(1,180)
Net cash provided by (used in) financing activities	3,980	(6,699)
Net (Decrease) Increase in Cash and Cash Equivalents	(1,310)	518
Cash and Cash Equivalents - Beginning of year	6,598	6,080
Cash and Cash Equivalents - End of year	$ 5,288	$ 6,598
Supplemental Cash Flow Information - Cash paid for		
Interest	$ 4,033	$ 5,034
Income taxes	490	1,025

Note 1 - Nature of Business and Significant Accounting Policies

Basis of Presentation and Consolidation - The consolidated financial statements include the accounts of Huron Community Financial Services, Inc. (the "Corporation") and its wholly owned subsidiary, Huron Community Bank (the "Bank"). The Bank also owns 100 percent of HCB Investments, Inc., which provides insurance products to customers. All significant intercompany transactions and balances have been eliminated. The 000s have been omitted in tabular columns.

Change in Accounting Principle - On January 1, 2008, the Corporation adopted the provisions of EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* EITF 06-4 requires the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. The Corporation has recognized the effects of applying EITF 06-4 as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of January 1, 2008. Retained earnings decreased and other liabilities increased by $136,000 on January 1, 2008 as a result of the adoption of EITF 06-4. Subsequent changes to the liability recognized by the Corporation are recorded as compensation expense in the consolidated statement of income.

Use of Estimates - In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of investment securities, mortgage servicing rights, impairment of intangible assets, and goodwill.

Nature of Operations - The Bank operates in Iosco, Arenac, and southern Alcona counties in the state of Michigan. The Bank's revenue results primarily from providing real estate and commercial loans and, to a lesser extent, consumer loans. Its primary deposit products are savings and term certificate accounts.

Significant Group Concentrations of Credit Risk - Most of the Corporation's activities are with customers located within the counties of Iosco, Arenac, and Alcona in Michigan. Note 2 discusses the types of securities in which the Corporation invests. Note 3 discusses the types of lending in which the Corporation engages. The Corporation does not have any significant concentrations to any one industry or customer.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Federal funds sold are generally sold for one-day periods.

Securities - Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Restricted investment securities include Federal Reserve and Federal Home Loan Bank stock and are carried at cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans - The Corporation grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Michigan. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Off-balance-sheet Instruments - In the ordinary course of business, the Corporation has entered into commitments under commercial letters of credit and standby letters of credit. The Corporation is considered a guarantor when it issues a letter of credit. Accordingly, the Corporation recognizes, at the inception of a guarantee, a liability for the fair value of the obligation undertaken.

Banking Premises and Equipment - Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

The components of other comprehensive income and related tax effects are as follows (000s omitted):

	2008	2007
Unrealized holding (losses) gains on available-for-sale securities	$ (834)	$ 44
Reclassification adjustment for losses realized in income	863	-
Net unrealized gains	29	44
Tax effect	(10)	(15)
Other comprehensive income	$ 19	$ 29

Servicing - Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based on the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined by using prices for similar assets with similar characteristics, when available, or based on discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Intangible Assets - In connection with certain branch acquisitions, the excess of purchase price over the fair value of net assets acquired has been allocated to core deposit intangibles, which are being amortized over 10 years to 15 years. The amount recorded as core deposit intangibles totaled $344,000 and $573,000 as of December 31, 2008 and 2007, respectively. The carrying amount is net of amortization of $2,941,000 and $2,712,000 as of December 31, 2008 and 2007, respectively. The expected amortization is $229,000 for 2009 and $115,000 for 2010. In connection with the purchase of the bank, the excess of purchase price over fair value of net assets acquired has been allocated to goodwill. In accordance with Statement of Financial Accounting Standards No. 142 (FAS 142), *Goodwill and Other Intangibles*, which was adopted in January 1, 2002, goodwill is not amortized. The amount recorded as goodwill totaled $405,000 as of December 31, 2008 and 2007.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Earnings per Common Share - Earnings per common share are computed by dividing net income by the average number of common shares outstanding during the period. The number of weighted average common shares outstanding was 590,406 and 592,403 for the years ended December 31, 2008 and 2007, respectively. The Corporation uses the treasury stock method to compute diluted earnings per share, which assumes that proceeds from the assumed exercise of stock options would be used to purchase common stock at the average market price during the period. The dilutive effect of stock options increased average common shares outstanding by 24,242 and 27,081 shares at December 31, 2008 and 2007, respectively.

Note 2 - Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, are as follows (000s omitted):

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities:				
U.S. government and federal agency	$ 7,502	$ 52	$ -	$ 7,554
Corporate	1,631	-	-	1,631
State and municipal	895	10	(7)	898
Total available-for-sale securities	$ 10,028	$ 62	$ (7)	$ 10,083
Held-to-maturity securities - State and municipal	$ 6,555	$ 92	$ (32)	$ 6,615

Note 2 - Securities (Continued)

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities:				
U.S. government and federal agency	$ 8,904	$ 19	$ -	$ 8,923
Corporate	2,999	-	(6)	2,993
Mortgage-backed	3	-	-	3
State and municipal	895	14	-	909
Total available-for-sale securities	$ 12,801	$ 33	$ (6)	$ 12,828
Held-to-maturity securities - State and municipal	$ 5,157	$ 57	$ (11)	$ 5,203

At December 31, 2008 and 2007, securities with a carrying value of $7,553,685 and $8,923,000, respectively, were pledged to secure borrowings and public deposits and for other purposes required or permitted by law.

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2008 follow (000s omitted):

	Available for Sale		Held to Maturity	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due in one year or less	$ 8,633	$ 8,694	$ 3,028	$ 3,025
Due in one through five years	395	389	2,299	2,336
Due after five years through 10 years	-	-	1,183	1,209
Due after 10 years	1,000	1,000	45	45
Total	$ 10,028	$ 10,083	$ 6,555	$ 6,615

Note 2 - Securities (Continued)

Information pertaining to securities with gross unrealized losses at December 31, 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (000s omitted):

	2008			
	Less Than 12 Months		Over 12 Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale securities - State and municipal	$ 7	$ 389	$ -	$ -
Held-to-maturity - State and municipal	$ 13	$ 923	$ 19	$ 161

	2007			
	Less Than 12 Months		Over 12 Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale securities - Corporate	$ -	$ -	$ 6	$ 493
Held-to-maturity securities - State and municipal	$ 1	$ 45	$ 10	$ 550

Unrealized losses on securities have not been recognized into income because the issuers' bonds are of high credit quality, the Corporation has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is due primarily to increased market interest rates. The fair value is expected to recover as the bonds approach the maturity date.

Other securities, totaling $1,554,000 and $1,494,000 at December 31, 2008 and 2007, respectively, consist of restricted Federal Home Loan Bank stock and Federal Reserve Bank stock. These stocks are carried at cost, which approximates market value.

Note 3 - Loans

A summary of the balances of loans follows (000s omitted):

	2008	2007
Mortgage loans on real estate - Residential 1-4 family	$ 58,935	$ 63,039
Commercial and commercial real estate	81,224	71,117
Consumer installment loans	13,088	13,768
Total loans	153,247	147,924
Less allowances for loan losses	2,149	2,236
Net loans	$ 151,098	$ 145,688
Allowance for loan losses as a percent of loans	1.40%	1.51%

An analysis of the allowance for loan losses follows (000s omitted):

	2008	2007
Balance - Beginning of year	$ 2,236	$ 2,388
Provision charged to operations	408	150
Loans charged off	(506)	(308)
Loan recoveries	11	6
Balance - End of year	$ 2,149	$ 2,236

The following is a summary of information pertaining to impaired loans (000s omitted):

	2008	2007
Impaired loans without a valuation allowance	$ 692	$ -
Impaired loans with a valuation allowance	1,166	3,014
Total impaired loans	$ 1,858	$ 3,014
Valuation allowance related to impaired loans	$ 270	$ 455
Total nonaccrual loans	2,766	1,469
Loans 90 days delinquent and still accruing	1,840	513

The following is a summary of information pertaining to impaired loans (000s omitted):

	2008	2007
Average investment in impaired loans	$ 2,463	$ 3,001
Interest income recognized on impaired loans	-	-
Interest income recognized on a cash basis on impaired loans	-	-

No additional funds are committed to be advanced in connection with impaired loans.

Note 3 - Loans (Continued)

The Corporation has had, and expects to have in the future, transactions with the Corporation's executive officers, directors, and their affiliates. Such transactions were made in the ordinary course of business and included extensions of credit, all of which were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in management's opinion, involve more than a normal risk of collectibility or present other unfavorable features. The aggregate amount of such loans attributable to persons who were related parties approximated $5,923,787 at the beginning of 2008 and $5,182,000 at the end of 2008. During 2008, new loans to related parties aggregated $1,031,849 and repayments totaled $89,315.

Note 4 - Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of mortgage and other loans serviced for others were $67,502,568 and $66,421,000 at December 31, 2008 and 2007, respectively.

The balance of capitalized servicing rights, net of valuation allowance, included in other assets at December 31, 2008 and 2007 was $337,000 and $382,000, respectively. The fair value of the capitalized servicing rights approximates the carrying value. The key economic assumptions used in determining the fair value of the mortgage servicing rights include an annual constant prepayment speed (CPR) of 12.27 percent and 13.26 percent for December 31, 2008 and 2007, respectively, and a discount rate of 8.0 percent and 9.0 percent for December 31, 2008 and 2007, respectively.

The following summarizes mortgage servicing rights capitalized and amortized, along with the aggregate activity in related valuation allowances (000s omitted):

	2008	2007
Mortgage servicing rights capitalized	$ 123	$ 89
Mortgage servicing rights amortized	193	143
Valuation allowances:		
Balance at beginning of year	25	25
Balance at end of year	-	25

Note 5 - Bank Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows (000s omitted):

	2008	2007
Buildings and improvements	$ 4,205	$ 4,157
Furniture and fixtures	2,542	2,506
Vault and equipment	300	300
Automobiles	106	135
Land	711	667
Total premises and equipment	7,864	7,765
Accumulated depreciation	(4,323)	(3,992)
Net premises and equipment	$ 3,541	$ 3,773

Depreciation expense for the years ended December 31, 2008 and 2007 amounted to $360,000 and $371,000, respectively.

Note 6 - Deposits

The following is a summary of the distribution of interest-bearing deposits at December 31 (000s omitted):

	2008	2007
NOW accounts	$ 46,100	$ 45,361
Savings	12,756	12,154
Money market demand	995	623
Time:		
Under $100,000	46,069	44,846
$100,000 and over	15,631	16,409
Total interest-bearing deposits	$ 121,551	$ 119,393

Note 6 - Deposits (Continued)

At December 31, 2008, the scheduled maturities of time deposits are as follows (000s omitted):

2009	$	40,881
2010		11,110
2011		7,421
2012		2,288
Total	$	61,700

Note 7 - Short-term Borrowings

Short-term borrowings include securities sold under agreements to repurchase, which are classified as secured borrowings and generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities.

Note 8 - FHLB Advances

The Bank has advances from Federal Home Loan Bank. Interest rates range from 2.96 percent to 4.95 percent. Interest is payable monthly. The advances are collateralized by approximately $29,500,000 and $34,437,000 of mortgage loans as of December 31, 2008 and 2007, respectively, under a blanket collateral agreement.

The advances are subject to prepayment penalties and the provisions and conditions of the credit policy of Federal Home Loan Bank. Future obligations of the advances are as follows at December 31, 2008 (000s omitted):

2009	$	5,000
2010		9,000
2011		2,000
2012		-
2013		1,000
Total	$	17,000

Note 9 - Income Taxes

The components of the net deferred tax assets, included in other assets, are as follows (000s omitted):

	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 643	$ 688
Accrued employee benefits	181	156
Total deferred tax assets	824	844
Deferred tax liabilities:		
Depreciation	123	115
Net unrealized gain on securities available for sale	19	9
Investment in subsidiary	117	130
Prepaid assets	20	23
Other	18	30
Total deferred tax liabilities	297	307
Net deferred tax assets	$ 527	$ 537

Allocation of income taxes between current and deferred portions is as follows (000s omitted):

	2008	2007
Current	$ 324	$ 821
Deferred	-	-

The reasons for the differences between the income tax expense at the federal statutory income tax rate and the recorded income tax expense are summarized as follows (000s omitted):

	2008	2007
Income before income taxes	$ 1,417	$ 3,103
Income tax expense at federal statutory rate of 34 percent	$ 482	$ 1,055
Increases resulting from nondeductible expenses	7	6
Decreases resulting from nontaxable income	(165)	(240)
Net income tax expense	$ 324	$ 821

Note 10 - Benefit Plan

The Corporation has a 401(k) plan whereby a certain percentage of employees' contributions can be matched with discretionary contributions by the Corporation. Contributions to the plan for the years ended December 31, 2008 and 2007 were $78,000 and $73,000, respectively.

Note 11 - Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents - The carrying amounts of cash and cash equivalents approximate fair values.

Securities - Fair values of securities are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of Federal Home Loan Bank and Federal Reserve Bank stock approximates fair value based on the redemption provisions of the issuers.

Loans Receivable - For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Note 11 - Fair Value of Financial Instruments (Continued)

Deposit Liabilities - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Other Borrowings - The fair values of the Corporation's other borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest - The carrying amounts of accrued interest approximate fair value.

Other Financial Instruments - The fair value of other financial instruments, including loan commitments and unfunded letters of credit, based on discounted cash flow analyses, is not material.

The estimated fair values and related carrying or notional amounts of the Corporation's financial instruments are as follows (000s omitted):

	2008		2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 5,288	$ 5,288	$ 6,598	$ 6,598
Securities	18,192	18,252	19,479	19,525
Loans	151,098	150,968	145,688	147,369
Accrued interest receivable	670	670	817	817
Financial liabilities:				
Demand deposits	20,916	20,916	19,936	19,936
Interest-bearing deposits	121,551	120,784	119,393	117,119
FHLB advances	17,000	17,636	13,000	13,250
Short-term borrowings	5,385	5,219	6,240	6,240
Accrued interest payable	255	255	370	370

Note 12 - Off-balance-sheet Activities

Credit-related Financial Instruments - The Corporation is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2008 and 2007, the following financial instruments were outstanding whose contract amounts represent credit risk (000s omitted):

	Contract Amount	
	2008	2007
Unfunded commitments	$ 21,184	$ 20,154

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Commercial and standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are used primarily to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved is extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

Note 12 - Off-balance-sheet Activities (Continued)

Collateral Requirements - To reduce credit risk related to the use of credit-related financial instruments, the Corporation might deem it necessary to obtain collateral. The amount and nature of the collateral obtained are based on the Corporation's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant, equipment, and real estate.

If the counterparty does not have the right and ability to redeem the collateral or the Corporation is permitted to sell or repledge the collateral on short notice, the Corporation records the collateral in its consolidated balance sheet at fair value with a corresponding obligation to return it.

Legal Contingencies - Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation's consolidated financial statements.

Note 13 - Restrictions on Dividends, Loans, and Advances

Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation.

Prior approval of the Bank's federal regulator is required if the total dividends declared by the Bank in a calendar year exceed the sum of the net profits of the Bank for the preceding three years, less any required transfers to surplus. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum standards. At December 31, 2008, the Bank's retained earnings available for the payment of dividends, without approval from the regulators, totaled $1,284,000. Accordingly, $18,030,514 of the Corporation's investment in the Bank was restricted at December 31, 2008.

Loans or advances made by the Bank to the Corporation are generally limited to 10 percent of the Bank's capital stock and surplus.

Note 14 - Minimum Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the Bank's primary regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risked-based, and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios as of December 31, 2008 and 2007 are also presented in the table.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
(000s omitted)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008						
Total capital to risk-weighted assets - Bank	$ 20,626	14.5%	$ 11,380	8.0%	$ 14,225	10.0%
Tier I capital to risk-weighted assets - Bank	18,842	13.2	5,710	4.0	8,565	6.0
Tier I capital to average assets - Bank	18,842	10.1	7,462	4.0	9,328	5.0
As of December 31, 2007						
Total capital to risk-weighted assets - Bank	21,940	17.0	10,325	8.0	12,906	10.0
Tier I capital to risk-weighted assets - Bank	20,318	15.7	5,177	4.0	7,765	6.0
Tier I capital to average assets - Bank	20,318	11.1	7,322	4.0	9,152	5.0

Note 15 - Stock Option Plan

As of December 31, 2008, the Corporation has two share-based compensation plans which are described below. Options available for grant under the 1996 Nonemployee Director Stock Option Plan, the 1996 Employee Stock Option Plan, and the 1997 Nonemployee Director Discretionary Stock Option Plan have been issued. Some of the options issued under the 1996 and 1997 plans are exercisable by the participants until the end of the contractual terms.

The Corporation's 2005 Nonemployee Director Stock Option Plan and 2005 Employee Stock Option Plan (the "Plans"), which are stockholder approved, permit the grant of stock options for up to 15,000 and 35,000 shares of common stock, respectively. The Corporation believes that such awards better align the interests of its employees with those of its stockholders. Option awards are generally granted with an exercise price equal to the market price of the entity's stock at the date of grant; those option awards generally vest immediately for nonemployees and over three years for employees and have 10-year contractual terms. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plans). The compensation cost that has been charged against income for the Plans was approximately $11,000 and $15,000 for 2008 and 2007, respectively.

The Corporation uses a Black Scholes formula to estimate the calculated value of its share-based payments. The volatility assumption used in the Black Scholes formula is based on the volatility of the Corporation's stock price and dividend payments throughout the year. The Corporation calculated the historical volatility of that using the monthly closing total stock price for the one year immediately prior.

The weighted average assumptions used in the Black Scholes model are noted in the following table. The Corporation uses historical data to estimate option exercise and employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2008	2007
Calculated volatility	15.99 %	10.15 %
Weighted average dividends	4.64 %	3.91 %
Expected term (in years)	8	8
Risk-free rate	2.28 %	4.50 %

Note 15 - Stock Option Plan (Continued)

A summary of option activity under the Plans for the years ended December 31, 2008 and 2007 is presented below:

	2008		2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	77,989	$ 33.81	84,951	$ 30.80
Options granted	7,667	47.43	4,250	53.75
Options exercised	(11,150)	25.72	(11,212)	22.96
Options outstanding at end of year	74,506	36.43	77,989	33.81
Exercisable at year end	66,223	35.02	72,439	32.56

The weighted average grant date-calculated value of options granted during the years 2008 and 2007 was $4 and $5, respectively.

As of December 31, 2008, there was approximately $15,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted average period of 2.5 years.

Note 16 - Fair Value Measurements

The following tables present information about the Corporation's assets measured at fair value on a recurring basis at December 31, 2008, and the valuation techniques used by the Corporation to determine those fair values.

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Corporation's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Note 16 - Fair Value Measurements (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008 (dollars in thousands)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Assets - Investment securities - Available for sale	$ 631	$ 9,452	$ -	$ 10,083

The Corporation also has assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. These assets include held-to-maturity investments and loans. The Corporation has estimated the fair values of these assets using Level 3 inputs, specifically discounted cash flow projections.

Assets Measured at Fair Value on a Nonrecurring Basis (dollars in thousands)

	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses for the Period Ended December 31, 2008
Assets - Impaired loans accounted for under FAS 114	$ 1,166	$ -	$ -	1166	$ 370

Impaired loans accounted for under FAS 114 categorized as Level 3 assets consist of non-homogeneous loans that are considered impaired. The Corporation estimates the fair value of the loans based on the present value of expected future cash flows using management's best estimate of key assumptions. These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals).

Note 16 - Fair Value Measurements (Continued)

Other assets, including bank-owned life insurance, goodwill, intangible assets, and other assets acquired in business combinations, are also subject to periodic impairment assessments under other accounting principles generally accepted in the United States of America. These assets are not considered financial instruments. Effective February 12, 2008, the FASB issued a staff position, FSP FAS 157-2, which delayed the applicability of FAS 157 to non-financial instruments. Accordingly, these assets have been omitted from the above disclosures.

SUPPLEMENTAL FINANCIAL STATEMENTS

The following condensed and consolidated balance sheet shows the financial condition of Huron Community Financial Services, Inc. as of September 30, 2009 (unaudited) and December 31, 2008 (audited).

Consolidated Balance Sheet (000's omitted)

		Unaudited September 30, 2009		Audited December 31, 2008
Cash and equivalents	$	17,458	$	5,288
Investment securities		29,183		16,638
Other securities		1,554		1,554
Loans		147,205		151,098
Premises and equipment		3,336		3,541
Intangible assets		577		749
Other assets		7,631		7,589
Total Assets	$	206,944	$	186,457
Deposits	$	163,630	$	142,467
Short term borrowings		5,625		5,385
Borrowings		16,292		17,000
Other liabilities		244		1,313
Total Liabilities		185,791		166,165
Total Equity		21,153		20,292
Total Liabilities and Equity	$	206,944	$	186,457

The following condensed and consolidated statements of income show the results of operations of Huron Community Financial Services, Inc. for each of the nine-month periods ended September 30, 2009 (unaudited) and September 30, 2008 (unaudited). In the opinion of management, all adjustments necessary for a fair statement of results for the interim periods have been included. All such adjustments are of a normal recurring nature.

Consolidated Statement of Income (000's omitted) - Unaudited

	Nine Months Ended September 30,	
	2009	2008
Interest income	$ 7,047	$ 7,935
Interest expense	2,211	3,065
Net interest income	4,836	4,870
Provision for loan loss	423	348
Other income	1,753	1,375
Other expense	4,597	4,255
Income before taxes	1,569	1,642
Income taxes	381	444
Net Income	$ 1,188	$ 1,198

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Tawas, State of Michigan, on November 9, 2009.

HURON COMMUNITY FINANCIAL SERVICES, INC.
(Issuer)

By: ______________________________
Robert M. Beneson, President and CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ ______________________ Robert M. Beneson	Director, President and Chief Executive Officer	November 9, 2009
/s/ ______________________ Jamie Williamson	Principal Financial Officer	November 9, 2009

<u>**Directors**</u>*

Matthew W. Buresh
David H. Cook
Thomas B. Huck
Monty L. Kruttlin
Alan J. Stephenson
Wayne Bigelow

* For each of the above directors pursuant to a power of attorney, a copy of which is provided herewith as Exhibit item 15.

By ______________________________
Robert M. Beneson
(Pursuant to a Power of Attorney)

Date: November 9, 2009

PART III — EXHIBITS

INDEX TO EXHIBITS

The following documents are filed as exhibits to this offering statement.

Exhibit Number	Exhibit Description	~~Page Number~~
2.1	Amended Articles of Incorporation of Huron Community Financial Services, Inc. ******	
2.2	By-Laws of Huron Community Financial Services, Inc. ******	
3.1	Huron Community Financial Services, Inc. 2005 Nonemployee Director Stock Option Plan******	
3.2	Huron Community Financial Services, Inc. 2005 Employee Stock Option Plan******	
3.3	Huron Community Bank Amended and Rested Deferred Compensation Plan for Outside Directors******	
3.4	Huron Community Financial Services, Inc. Automatic Dividend Reinvestment Plan******	
4.1	Subscription agreement	
4.2	Dividend Reinvestment Plan Enrollment Form	
6.1	Huron Community Financial Services, Inc. 2005 Nonemployee Director Stock Option Plan*	
6.2	Huron Community Financial Services, Inc. 2005 Employee Stock Option Plan**	
6.3	Huron Community Bank Amended and Restated Deferred Compensation Plan for Outside Directors***	
6.4	Huron Community Financial Services, Inc. Automatic Dividend Reinvestment Plan****	
10.1	Consent of Plante & Moran, PLLC******-	
10.2	Consent of Austin Associates, LLC******	
10.3	Consent of Shumaker, Loop & Kendrick, LLP*****	
11	Opinion re legality******	
15.1	Power of Attorney	
15.2	Valuation Report of Austin Associates, LLC	

*	Incorporated by reference to Exhibit 3.1
**	Incorporated by reference to Exhibit 3.2
***	Incorporated by reference to Exhibit 3.3
****	Incorporated by reference to Exhibit 3.4
*****	Incorporated by reference to Exhibit 11
******	Incorporated by reference to the issuer's initial filing on Form I-A

EXHIBIT 2.1 AMENDED ARTICLES OF INCORPORATION OF HURON COMMUNITY FINANCIAL SERVICES, INC.

Incorporated by Reference to Issuer's initial filing on Form 1-A

EXHIBIT 2.2 BY-LAWS OF HURON COMMUNITY FINANCIAL SERVICES, INC.

Incorporated by Reference to Issuer's initial filing on Form 1-A

EXHIBIT 3.1 Huron Community Financial Services, Inc. 2005 Nonemployee Director Stock Option Plan

Incorporated by Reference to Issuer's initial filing on Form 1-A

EXHIBIT 3.2 HURON COMMUNITY FINANCIAL SERVICES, INC. 2005 EMPLOYEE STOCK OPTION PLAN

Incorporated by Reference to Issuer's initial filing on Form 1-A

EXHIBIT 3.3 HURON COMMUNITY BANK AMENDED AND RESTATED DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS' FEES

Incorporated by Reference to Issuer's initial filing on Form 1-A

EXHIBIT 3.4 HURON COMMUNITY FINANCIAL SERVICES, INC. AUTOMATIC DIVIDEND REINVESTMENT PLAN

Incorporated by Reference to Issuer's initial filing on Form 1-A

EXHIBIT 4.1



EXHIBIT 4.1 SUBSCRIPTION AGREEMENT

HURON COMMUNITY FINANCIAL SERVICES, INC.

SUBSCRIPTION AGREEMENT

Representations and Warranties: The undersigned (the "Investor") hereby irrevocably subscribes for and agrees to purchase the number of shares of Common Stock, par value $1.00 per share (the "Shares") of Huron Community Financial Services, Inc. (the "Company") in the amount set forth on the signature page hereof, and upon the terms and conditions described herein. In connection therewith, the undersigned hereby represents, warrants and covenants to the Company that the Investor:

- Has received a copy of the Company's offering circular, dated [ ], 2009~~, and understands that the purchase of the Company's stock involves significant risk, as described under "Risk Factors" in the offering circular and that no federal or state agency has made any finding or determination regarding the fairness of the Company's offering of the shares, the accuracy or adequacy of the offering circular, or any recommendation or endorsement concerning an investment in the shares~~.

- Is aware that this subscription is not binding upon the Company unless and until it is accepted by the Company, as evidenced by its execution of this Subscription Agreement. INVESTOR FURTHER ACKNOWLEDGES THAT THIS SUBSCRIPTION MAY NOT BE REVOKED AND AGREES THAT THE COMPANY HAS THE RIGHT, IN ITS SOLE DISCRETION, TO ACCEPT OR REJECT MY SUBSCRIPTION IN WHOLE OR IN PART. If Investor's subscription is rejected, the Company will return Investor's subscription payment WITHOUT INTEREST. Investor further acknowledges that this Subscription Agreement is not assignable without the consent of the Company.

- Agrees that payment for the Shares is due with the submission of the Subscription Agreement by delivery of a check to **"Huron Community Financial Services, Inc."** in the amount of the full purchase price of the Shares subscribed for.

- Has been advised that there are limitations on the disposition of the Shares and that the certificates for Shares purchased by me will bear the following legend.

  The sale or other transfer of this certificate is subject to the restrictions set out in the Articles of Incorporation of this corporation as stated in Article III, which are on file at the office of the Secretary of the corporation. A copy will be delivered to any shareholder of record upon request.

- Acknowledges that, with respect to the tax and other legal aspects of this investment, Investor is relying upon the advice of its own tax and legal advisors, and Investor has not received or relied upon any representations, warranties or assurances of the Company or any persons acting on its behalf concerning the tax or legal aspects of an investment in the Company

- If the Investor is not a natural person, the Investor has the power and authority to enter into this Subscription Agreement, and the person signing this Subscription Agreement on behalf of the Investor has been duly authorized to execute and deliver this Subscription Agreement. If the Investor is an individual, the Investor has all requisite legal capacity to acquire and hold the Shares and to execute, deliver and comply with the terms of this Subscription Agreement. Such execution, delivery and compliance with the terms of this Subscription Agreement by the Investor does not represent a breach of, or constitute a default under, any instruments governing the Investor, any applicable law, regulation or order to which the Investor is subject, or any agreement to which the Investor is a party or by which the Investor is bound. This Subscription Agreement has been duly executed by the Investor and constitutes a valid and legally binding agreement of the Investor.

- By executing this Subscription Agreement, Investor agrees to execute and deliver to the Company an appropriate signature page to the By-laws.

~~**Indemnification**: The Investor hereby agrees to indemnify the Company and anyone acting on its behalf against all liability, damages, loss, costs and expenses (including reasonable attorneys' fees and expenses) which any of them may incur by reason of the Investor's failure to fulfill any of the agreements, terms or conditions of this Subscription Agreement, or by reason of the falsity of any representation or breach of any warranty made by the Investor herein.~~

Governing Law: This Subscription Agreement shall be construed and enforced in accordance with, and governed by, the laws of the State of Michigan.

Entire Agreement: This Subscription Agreement and the By-laws constitute the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

DISCLAIMERS

THIS SUBSCRIPTION AGREEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IN NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS SUBSCRIPTION AGREEMENT AS LEGAL, INVESTMENT OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR ADVISORS AS TO LEGAL, INVESTMENT, TAX AND RELATED MATTERS CONCERNING AN INVESTMENT BY SUCH PROSPECTIVE INVESTORS IN THE COMPANY.

[SIGNATURE ON NEXT PAGE]

SIGNATURE(S)

I CERTIFY THAT THE INFORMATION CONTAINED IN THIS SUBSCRIPTION AGREEMENT IS TRUTHFUL AND ACCURATE.

SHARES SUBSCRIBED FOR

Number of Shares		Per Share Price Paid	Payment Enclosed
______________	X	$46.00	$__________

PLEASE TYPE OR PRINT INVESTOR NAME →______________________________

PLEASE SIGN →______________________________

RESIDENTIAL AND MAILING ADDRESSES OF THE INVESTOR →______________________________

____

____

____

TELEPHONE NUMBER OF INVESTOR →______________________________

E-MAIL ADDRESS OF INVESTOR →______________________________

INVESTOR SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER →__________________________*

PLEASE DATE →______________________

IF INVESTOR IS NOT AN INDIVIDUAL:

INDICATE ENTITY TYPE (CORPORATION, PARTNERSHIP, TRUST, OTHER) →______________________________

INDICATE CAPACITY OF PERSON SIGNING→______________________________

*Under penalties of perjury, I hereby certify that: (A) the Social Security or Taxpayer Identification Number given above is current; and (B) I am not subject to backup withholding.

INSTRUCTION: YOU MUST CROSS OUT (B) ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING.

If applicable, select on the form below the manner that you want title to the Shares you purchase in the offering to be registered, and complete the form.

- ❑ Custodian for minor child(ren): ______________________________
- ❑ Trust: ______________________________
- ❑ Tenants in common with: ______________________________
- ❑ Joint tenants with Right of Survivorship with: ______________________________
- ❑ Self-directed IRA: ______________________________
- ❑ Other: ______________________________

IF INVESTOR IS AN IRA OBTAIN THE AUTHORIZED SIGNATURE OF THE CUSTODIAN.

The undersigned, being the custodian of the above named individual retirement account, hereby accepts and agrees to this Subscription Agreement.

Print Custodian Name: ______________________________

By: ______________________________
Signature of Authorized Signatory
Print Name: ______________________________
Print Title: ______________________________

ACCEPTANCE
[TO BE COMPLETED BY THE COMPANY]

The undersigned hereby accepts the foregoing Subscription Agreement as to:

❑ ALL SHARES

__________ SHARES

Dated: ________________, 2009

HURON COMMUNITY FINANCIAL SERVICES, INC.

By: ______________________________

Its: ______________________________

~~SIGNATURE PAGE TO BY-LAWS~~

~~The undersigned hereby executes that certain By-Laws of Huron Community Financial Services, Inc. and agrees to be bound by all the terms and provisions thereof.~~

~~Dated:~~ ______________________

____
~~Print Name of Investor~~

~~By:~~ ______________________________________
~~Signature of Investor~~

~~Title:~~ ____________________________________
~~(if applicable)~~

EXHIBIT 4.2

Exhibit 4.2 Dividend Reinvestment Plan Enrollment Form

HURON COMMUNITY FINANCIAL SERVICES, INC.

AUTOMATIC DIVIDEND REINVESTMENT PLAN
SHAREHOLDER AUTHORIZATION CARD

(See mailing instructions below)

____
Name(s) exactly as set forth on your stock certificate

____
Additional space for name(s) if necessary

____
Street Address

____
City State Zip Code

_____ - _____ - ___________
Social Security Number (To be completed if the shareholder is an individual. If shares are held jointly, the Social Security Number should be that of the first person listed on the stock certificate.)

_____ - __________
Employer Identification Number (To be completed if the shareholder is not an individual.)

☐ I am a U.S. Citizen or Resident Alien
☐ I am a Nonresident Alien

Dividend Reinvestment (Check only one option – fill in amount where appropriate)

☐ Full Cash Dividend Reinvestment. I wish to reinvest under the Plan cash dividends on all shares of Common Stock now or hereafter registered in my name. Please use the funds so set aside to purchase as many whole and fractional shares of Common Stock as is possible.

☐ Percentage Dividend Reinvestment. I wish to reinvest ________% of cash dividends payable on all shares of the Company's Common Stock now or hereafter registered in my name, in additional shares of Common Stock. Please use the funds so set aside to purchase as many whole and fractional shares as is possible, and pay to me by check any funds not so used.

I hereby elect to participate in the Plan and authorize and direct the Company, as my agent, to have my cash dividends applied on my behalf to the purchase of shares of Huron Community Financial Services, Inc. Common Stock in accordance with the designation indicated above. I understand that all dividends received or shares credited to my Plan account will be automatically reinvested in Huron Community Financial Services, Inc. Common Stock.

______________________ ______________________
Print Name Print Name

______________________ ______________________
Signature Signature

Date ______________________

(Please sign above exactly as name appears on reverse side. If shares are held jointly, each shareholder must sign.)
* Under penalties of perjury, I certify (1) that the number shown above on this Form is my correct Taxpayer Identification Number and (2) that I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Complete this form, sign it, and then mail it to:
Huron Community Bank
301 Newman Street
East Tawas, Michigan 48730 telephone

For answers to questions regarding the Plan, contact:
Matthew A. Pollard, President
Huron Community Bank, at (989)362-6700

INSTRUCTIONS

Completion of this Card directs Huron Community Financial Services, Inc. (the "Company") to apply your cash dividends in accordance with the option you have selected.

FULL DIVIDEND REINVESTMENT - This option directs the Company to use to purchase additional shares of Common Stock, **all** cash dividends on **all** shares of Common Stock now or hereafter registered in your name. Funds so set aside will be used to purchase as many whole and fractional shares as is possible.

PERCENTAGE DIVIDEND REINVESTMENT - This option directs the Company to use to purchase additional shares of Common Stock, the **percentage** which is indicated on this card of all cash dividends on **all shares of Common Stock,** which are now, or hereafter registered in your name. For example, if you own 500 shares of Common Stock, and you want to apply 75% of the dividends on your shares to purchase additional shares, check off the "Percentage Dividend Reinvestment" line and fill in "75" on the blank line in front of "% of the cash dividends." Funds so set aside will be used to purchase as many whole and fractional shares as is possible. A check for the remaining 25% of cash dividends will be mailed to you.

Your participation is subject to the terms of the prospectus describing the Plan and the Plan itself. You may withdraw or change your election by notifying the Company in writing.

Please address all inquiries concerning the Plan to Matthew A. Pollard, President, Huron Community Bank, 301 Newman Street, East Tawas, Michigan 48730, telephone (989)362-6700.

EXHIBIT 10.1 CONSENT OF PLANTE & MORAN, PLLC

Incorporated by Reference to Issuer's initial filing on Form 1-A

EXHIBIT 10.2 CONSENT OF AUSTIN ASSOCIATES, LLC

Incorporated by Reference to Issuer's initial filing on Form 1-A

EXHIBIT 11 OPINION REGARDING LEGALITY

Incorporated by Reference to Issuer's initial filing on Form 1-A

EXHIBIT 15.1



EXHIBIT 15.1 POWER OF ATTORNEY

POWER OF ATTORNEY

Directors of Huron Community Financial Services, Inc.

Know all men by these presents that each person whose name is signed below has made, constituted and appointed, and by this instrument does make, constitute and appoint Robert M. Beneson his or her true and lawful attorney with full power of substitution and resubstitution to affix for him or her and in his or her name, place and stead, as attorney-in-fact, his or her signature as director of Huron Community Financial Services, Inc., a Michigan corporation (the "Company"), to an Offering Statement on Form 1-A exempting common shares of the Company from registration under the Securities Act of 1933, which common shares are to be sold under the Huron Community Financial Services, Inc. 1997 Automatic Dividend Reinvestment Plan and otherwise, and to any and all amendments, post-effective amendments and exhibits to that Offering Statement, and to any and all applications and other documents pertaining thereto, giving and granting to such attorney-in-fact full power and authority to do and perform every act and thing whatsoever necessary to be done in the premises, as fully as he or she might or could do if personally present, and hereby ratifying and confirming all that said attorney-in-fact or any such substitute shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed at East Tawas, Michigan, this November 9, 2009.

David H. Cook

Wayne Bigelow

Thomas B. Huck

Matthew W. Buresh

Alan J. Stephenson

Monty L. Kruttlin

SLK_TOL: #1654842v1

EXHIBIT 15.2

EXHIBIT 15.2 VALUATION REPORT OF AUSTIN ASSOCIATES, LLC

Huron Community Financial Services, Inc.
Fair Market Value
Summary Valuation Results

Date of Valuation	Value Per Share	% Change	% of Tangible Book Value	Multiple of Diluted EPS (1)	Lack of Marketability Discount
12/31/2008	**$46.00**	**0.0%**	**134%**	**14.2**	**0.00%**
9/30/2008	$46.00	-15.6%	131%	13.8	0.00%
12/31/2007	$54.50	1.4%	155%	13.8	0.00%
12/31/2006	$53.75	10.8%	160%	13.7	5.00%
12/31/2005	$48.50	10.2%	155%	13.2	5.00%
12/31/2004	$44.00	10.0%	152%	13.4	5.00%
12/31/2003	$40.00		148%	11.7	5.00%

(1) Based on normalized/core EPS if applicable.

Valuation of Huron Community Financial Services, Inc.

East Tawas, Michigan

As of December 31, 2008

Prepared for:
Board of Directors
Huron Community Financial Services, Inc.
East Tawas, Michigan

Prepared By:


AustinAssociates

Toledo, Ohio

March 2009

Valuation of
Huron Community Financial Services, Inc.
As of December 31, 2008

TABLE OF CONTENTS

Valuation of
Huron Community Financial Services, Inc.
As of December 31, 2008

I. EXECUTIVE SUMMARY

Austin Associates, LLC ("Austin Associates"), a Toledo, Ohio-based financial institution consulting firm has been retained by Huron Community Financial Services, Inc. ("Company") to determine the fair market value ("FMV") of the common stock of Company as of December 31, 2008. The valuation and analysis includes Company's subsidiary bank, Huron Community Bank, East Tawas, Michigan, ("Bank"). FMV has been determined on a minority share basis for use by the Board of Directors of Company. A summary of the valuation results is presented below:

Subject Company	Huron Community Financial Services, Inc.
Company Headquarters	East Tawas, Michigan
Valuation Date	December 31, 2008
Valuation Purpose	*To determine the Fair Market Value primarily for the issuance of stock options and stock repurchases*
Valuation Performed for	Board of Directors of Company
Fair Market Per Share	**$46.00**
As Percent of Tangible Book Value	134%
As Multiple of 2008 Diluted Core EPS (1)	14.2
Standard of Value	Fair Market Value
Level of Value	Non-Marketable Minority Interest
Lack of Marketability Discount	0%

(1) Based on 2008 Diluted Core EPS of $3.24.

A. <u>Valuation Purpose</u>: Company's Board of Directors has requested that we value the outstanding minority interest shares of Company for the potential granting of stock options and the repurchase of shares.

B. <u>Standard of Value</u>: For purposes of this appraisal, FMV is defined as "the probable price at which shares would change hands between a willing buyer and a willing seller, neither being under compulsion to buy or sell, each having reasonable knowledge of all relevant facts." This definition is intended to conform with IRS Revenue Ruling 59 – 60. The FMV of a minority share is attributed to transactions involving small blocks of Company's common shares, such as arm's length trades, redemptions, purchases by an ESOP, granting of stock options and other similar transactions.

C. <u>Factors Considered</u>: In connection with the preparation of this appraisal, Austin Associates has considered the following factors: (i) the nature of the business and history of the enterprise; (ii) the economic outlook in general and the condition and outlook of the specific industry in particular; (iii) the financial condition of the business; (iv) the earning capacity of the company; (v) the dividend-paying capacity of the company; (vi) the nature and value of the tangible and intangible assets of the business; (vii) sales of the stock and the size of the block to be valued; (viii) the market price of the stocks of corporations engaged in the same or similar lines of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter; (ix) the marketability or lack thereof, of the securities being valued; and (x) determination of any control premiums or minority share discounts.

D. <u>Levels of Value</u>: The three levels of value for a business or business ownership interest include:

1. <u>Control Value</u> – Value of enterprise or business as a whole.

2. <u>Marketable Minority Interest</u> – Value of minority interest as if freely traded. The shares may lack control but have liquidity. An example of marketable minority interests is the published prices of publicly traded stocks on NASDAQ or the NYSE.

3. **Non-Marketable Minority Interest** – Value of minority interest in a private company which lacks control and market liquidity.

The following chart illustrates the relationship between these levels of value:


CONTROL VALUE
Apply Control Premium
Apply Minority Interest Discount
MARKETABLE MINORITY INTEREST
Apply Marketability Discount
NON-MARKETABLE MINORITY INTEREST

For purposes of this appraisal, FMV of Company's shares is determined on the basis of a non-marketable minority interest.

In performing the valuation, Austin Associates has relied upon the information supplied to us by Company. We do not express an opinion on the accuracy of information supplied to us which we used in the preparation of this report, and we are not responsible for errors or omissions that might be contained in such materials. In addition, our firm does not have a present or contemplated future interest with Company or any other interest that might tend to prevent us from making a fair and unbiased appraisal.

II. VALUATION APPROACHES AND METHODOLOGY

The valuation approaches considered include the following:

A. **Discounted Cash Flow:** Discounted cash flow analysis based on earnings capacity.

B. **Net Asset Value:** Market value of assets less market value of liabilities.

C. **Guideline Transactions:** This analysis is based on price-to-earnings multiples and price-to-book value ratios for selected publicly traded companies.

D. **Market Price:** The actual price for minority shares of Company's stock traded in arms length transactions.

E. **Marketability Discount:** The valuation must also consider the liquidity of the market for the stock being valued. The end of this report provides empirical information on the use of marketability discounts and specific factors considered in this appraisal.

III. INDUSTRY ANALYSIS

The banking industry experienced an unprecedented crisis in 2008 leading to massive loan losses and asset write downs, which has created a dangerous credit and liquidity environment. The national economy officially slipped into a recession in the fourth quarter of 2007 that has continued into early 2009. The results are staggering when viewed by sheer numbers:

- **25 bank failures in 2008 totaling $374 billion in assets – the most bank failures since 1993**


Bank Failures Since 1993
# of Failures
60
50
40
30
20
10
0
50
15
8
6
1
3
8
7
4
11
3
4
0
0
3
25
$400,000
$300,000
$200,000
$100,000
$0
Assets ($mil)
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08
# of Failures
Assets

- **Based on FDIC problem bank trends, most estimates now forecast several hundred additional bank failures in 2009 and 2010**

The following chart depicts the number of problem banks and the FDIC deposit insurance fund at December 31, 2007 and December 31, 2008.

Problem Banks/FDIC Deposit Insurance Fund		
Problem Banks	**12/31/07**	**12/31/08**
Number	76	252
Assets ($bil.)	$22.2	$159.4
FDIC Deposit Insurance Fund		
Assets ($bil.)	$52.4	$18.9
Revenue Ratio	1.22%	0.40%

Note: SNL analysis and Veribanc Safety Rankings estimate that approximately 720 FDIC insured institutions maintain financial conditions comparable to CAMELS 3 and 5 Ratings which represent moderate to extreme degrees of supervisory concern.

- **The SNL Bank Index experienced a 46 percent decline in 2008**

The following chart shows the decline in the various SNL Bank Indices by Asset size.

	2007	2008	% Change
SNL Bank Index	**492.85**	**268.30**	**-46%**
< $500 mil.	711.08	402.57	-43%
$500 mil. - $1 bil.	695.09	432.60	-38%
$1 - $5 bil.	763.61	614.53	-20%
$5 - $10 bil.	793.16	674.26	-15%
> $10 bil.	448.11	235.12	-48%

- **Housing values declined by over $2.0 trillion in 2008**
- **U.S. Government intervention exceeded $8.5 trillion, including $700 billion of allocated TARP funds along with other liquidity programs, guarantees and direct investments**

The impact was widespread and felt by banks of all sizes and in all areas of the country. Nearly nine out of 10 (88 percent) of all publicly traded banks and thrifts realized a decline in stock price in 2008. In total, the industry saw a $479 billion loss in market capitalization. The massive losses strained capital levels resulting in $327 billion of new capital issuances in 2008. Of this amount, 55 percent, or $180 billion, was TARP funded capital.

The profitability of the banking industry suffered as a result of the crisis. Twenty-three percent of the banking industry realized a net loss in 2008. Nearly two-thirds (63 percent) reported a decrease in net income compared to 2007. Asset quality deteriorated rapidly. For all reporting commercial banks, nonperforming assets measured 1.92 percent of total assets as of December 31,

2008 compared to 0.47 percent as of March 31, 2006. For all commercial banks, the ratio of loan loss reserves to nonperforming loans equaled 105 percent (at December 31, 2008) compared to 292 percent as of March 31, 2006.


All Commercial Banks
Asset Quality Trends Since 2004
NPAs/Assets
1.60%
1.20%
0.80%
0.40%
0.00%
LLR/NPLs
300%
225%
150%
75%
0%
04Q1
04Q2
04Q3
04Q4
05Q1
05Q2
05Q3
05Q4
06Q1
06Q2
06Q3
06Q4
07Q1
07Q2
07Q3
07Q4
08Q1
08Q2
08Q3
08Q4
NPAs/Assets
LLR/NPLs

Note: Based on weighted average information for all commercial banks in the U.S. (SNL Financial)

Naturally, valuation levels were extremely volatile and trended downward throughout the year. At year-end 2008, the average price-to-tangible book multiple (for all publicly traded banks and thrifts) measured 103 percent compared to 149 percent at year-end 2007. The negative industry credit quality and earnings trends made tracking price-to-earnings multiples virtually irrelevant. The market is focused on balance sheet strength, namely asset quality and capital levels.


Publicly Traded Banks & Thrifts
Price-to-Tangible Book (Average)
31% decrease
in 2008
(Banks and Thrifts)
250%
200%
150%
100%
50%
0%

	2003	2004	2005	2006	2007	2008
Banks	206%	219%	204%	201%	154%	106%
Thrifts	160%	170%	156%	160%	130%	90%

Note: Excludes M&A target companies.

Another result of the 2008 crisis was a virtual extinction of M&A transactions. Deal volume fell from 317 in 2007 to 164 in 2008, with a majority of transactions involving distressed sellers. M&A multiples plummeted as the average price-to-tangible-book for all deals in 2008 equaled 175 percent compared to 227 percent in 2007.

IV. COMPANY ANALYSIS

A. Company Profile

Company is headquartered in East Tawas, Michigan and operates Bank as its wholly owned subsidiary. Bank has its main office located in East Tawas and branch offices located in Au Gres, Harrisville, Lincoln, Oscoda, and Tawas City, Michigan.

Company has one class of stock outstanding, consisting of 568,891 shares of common stock. At December 31, 2008, Company reported consolidated common equity of $20.3 million, or $35.67 per share. Company's 2008 consolidated stated net income equaled $1.1 million, or $1.85 per share based on average common shares outstanding of 590,406 shares.

Company recorded goodwill in connection with the purchase of Bank in 1989. In 1997, Bank acquired the Au Gres office of Citizens Banking Corp. with approximately $4.0 million in deposits. In 1998, Bank acquired the Harrisville and Lincoln offices of First of America Bank Corp., with combined deposits of approximately $31 million. In connection with the branch acquisitions, Bank allocated the excess purchase price over the fair value of net assets acquired to goodwill and core deposit intangibles. At December 31, 2008, Company reported $344,000 of core deposit intangible assets.

B. Markets

Company operates offices in Alcona, Arenac, and Iosco Counties. The following chart presents population data for the cities and counties in which Company has branch offices, along with the State of Michigan:

POPULATION	2000 CENSUS	2008 CURRENT	% CHANGE 2000-2008	2013 PROJECTED	% CHANGE 2008-2013
Au Gres	1,028	1,123	9.2%	1,147	2.1%
East Tawas	2,951	2,874	-2.6%	2,830	-1.5%
Harrisville	514	541	5.3%	554	2.4%
Lincoln	364	363	-0.3%	365	0.6%
Oscoda	992	923	-7.0%	897	-2.8%
Tawas City	2,005	1,926	-3.9%	1,898	-1.5%
Alcona County	11,719	11,900	1.5%	12,033	1.1%
Arenac County	17,269	17,605	1.9%	17,663	0.3%
Iosco County	27,339	26,781	-2.0%	26,419	-1.4%
State of Michigan	9,938,444	10,314,853	3.8%	10,518,814	2.0%

Over the next five years, Iosco County is projected to experience declining population growth, while Alcona and Arenac Counties are expected to experience population growth which is less than the State of Michigan. Presented in the following chart are median household income figures for Company's market area:

MEDIAN HH INCOME	2000 CENSUS	2008 CURRENT	% CHANGE 2000-2008	2013 PROJECTED	% CHANGE 2008-2013
Au Gres	$24,435	$30,995	26.8%	$34,708	12.0%
East Tawas	$30,282	$36,785	21.5%	$41,017	11.5%
Harrisville	$27,922	$38,963	39.5%	$45,984	18.0%
Lincoln	$24,064	$33,508	39.2%	$37,823	12.9%
Oscoda	$30,000	$41,573	38.6%	$45,108	8.5%
Tawas City	$32,374	$39,430	21.8%	$43,783	11.0%
Alcona County	$31,322	$38,866	24.1%	$43,997	13.2%
Arenac County	$32,629	$39,358	20.6%	$44,100	12.0%
Iosco County	$31,356	$38,472	22.7%	$43,180	12.2%
State of Michigan	$44,683	$55,744	24.8%	$62,962	12.9%

Company's local market area is characterized by below-average income levels when compared to the State of Michigan. A more complete economic and demographic analysis is provided as Exhibit A in Section 7.

Exhibit B presents a map and deposit growth trends of Company's branch offices as of June 30, 2008. Exhibits C and D present a deposit market share analysis as of June 30, 2008 of those institutions operating physical offices in the cities and counties in which Company operates.

From June 30, 2003 to June 30, 2008, Company's deposits in Alcona County increased from $35.3 million to $40.3 million, representing a compound annual growth rate of 2.6 percent. As of June 30, 2008, Company ranks first in terms of market share in Alcona County with 88.8 percent of total county deposits.

Deposits in Arenac County increased approximately 2.6 percent per year from June 2003 through June 2008. As of June 30, 2008, Company's deposits in Arenac County equaled $11.1 million and measured 7.6 percent of total county deposits. Citizens Republic Bancorp and Chemical Financial Corporation are the market leaders in Arenac County, capturing 40.8 percent and 36.1 percent of total county deposits, respectively.

Deposits in Iosco County increased approximately 2.1 percent per year from June 2003 through June 2008. As of June 30, 2008, Company's deposits in Iosco County equaled $82.5 million and measured 17.8 percent of total county deposits. Company's deposits in Iosco County increased 0.9 percent per year from 2003 to 2008.

Additional information regarding economic indicators for the State of Michigan (as of the third quarter of 2008) and banking industry trends is included in The FDIC Quarterly Profile for the fourth quarter of 2008 which is presented in Tab 7.

C. Historical Performance (Tables 1.1 through 1.12)

Austin Associates has reviewed pertinent historical financial information of Company from 2003 through December 31, 2008.

- ***Tables 1.1 - 1.5**: annual performance of Bank since 2003*
- ***Tables 1.6 - 1.10**: quarterly performance of Bank since Q3 2007*
- ***Table 1.11**: annual performance of Company since 2003*
- ***Table 1.12**: annual performance of Parent-Only since 2003*

Presented below are summary financial highlights:

1. **Growth:** Bank's total assets increased from $161.3 million as of December 31, 2003 to $184.9 million as of December 31, 2008. This represents total growth of 14.6 percent over this period, or 2.8 percent growth compounded annually. Total deposits increased from $120.5 million to $142.5 million over the same time frame, representing a compound annual growth rate of 3.4 percent. Total loans approximated $153.2 million, equaling 82.9 percent of assets, as of December 31, 2008 and increased by 3.7 percent per year since 2003. In 2008, total deposits, assets and loans increased 2.1 percent, 2.2 percent and 3.6 percent, respectively.

2. **Capital:** As of December 31, 2008, Bank's equity capital equaled $19.3 million and its tier-one leverage ratio equaled 10.01 percent, compared to 11.09 percent as of December 31, 2007. The loan loss reserve level of Bank equaled $2.1 million, or 1.40 percent of total loans. Company's consolidated equity equaled $20.3 million at December 31, 2008.

3. **Asset Quality:** Bank reported $4.7 million in nonperforming assets as of December 31, 2008 (including other real estate owned ("OREO") of $960,000). As a percent of total assets, nonperforming assets increased from 1.19 percent at December 31, 2007 to 3.04 percent at December 31, 2008. Net charge-offs as a percent of average loans equaled 0.33 percent in 2008, compared to net charge-offs of 0.20 percent for 2007 and average net charge-offs of 0.03 percent between 2003 and 2006.

4. **Earnings:** Company's consolidated stated net income in 2008 equaled $1.1 million, which corresponds to a return on average assets ("ROAA") of 0.59 percent and a return on average equity ("ROAE") of 5.22 percent. Excluding non-recurring expenses of $355,000, losses on securities of $863,000, and adjusting for normalized loan loss provision expense of $20,000 per month, Company's normalized/core net income measured $2.0 million in 2008. This core net income level corresponds to a ROAA of 1.08 percent and a ROAE of 9.52 percent. Company's core net income for 2007 equaled $2.4 million, with a corresponding ROAA of 1.33 percent and ROAE of 11.50 percent. Core net income decreased 32.3 percent in 2008.

Presented below is a summary of Company's normalized/core performance from 2006 to 2008. Refer to Table 1.11 for details.

	Full-Year		
($000)	2006	2007	2008
Stated Net Income	$2,521	$2,282	$1,093
Normalized/Core Net Income	$2,345	$2,443	$1,994
% Change	8.3%	4.2%	-18.4%
Core EPS (Basic)	$4.02	$4.12	$3.38
Core EPS (Diluted)	$3.83	$3.94	$3.24
Core ROAA	1.28%	1.33%	1.08%
Core ROAE	11.84%	11.50%	9.52%
NPAs/Total Assets	0.46%	1.19%	3.01%
Net Loan Charge-Offs	-0.01%	0.20%	0.33%

Bank's net interest income (TE) to average assets for 2008 equaled 3.83 percent compared to 4.17 percent in 2007. Overhead expenses relative to average assets increased from 2.95 percent in 2007 to 3.00 percent in 2008. Noninterest income equaled from 0.66 percent of average assets in 2007 and 0.73 percent in 2008. The loan loss provision expense measured $150,000 in 2007 compared to $408,000 in 2008.

5. **Per Share Data:** As of December 31, 2008, Company reported 568,891 shares of common stock outstanding. Book value and tangible book value per share measured $35.67 and $34.35, respectively. Company's 2008 basic earnings per share equaled $1.85. Basic and diluted earnings per share (on a normalized basis) for 2008 equaled $3.38 and $3.24, respectively. Company paid cash dividends of $2.40 in 2008 compared to $2.00 per share in 2006 and 2007. Company's dividend payout ratio equaled 129.2 percent in 2008 and averaged 43.9 percent from 2003 through 2007.

V. DISCOUNTED CASH FLOW VALUE (Tables 2.1 through 2.4)

The discounted cash flow value ("DCF") model determines value based on projected earnings. The model projects net income over a period of five years. From these projections, excess capital or "cash flow" is determined based upon the bank's required equity capital to asset ratio. The future cash flows are "discounted" to a present value equivalent. This involves the use of an appropriate discount rate that accounts for the degree of risk related to the estimated cash flows and the time value of money. At the end of five years, a residual value is calculated. The residual value is converted to its present value equivalent by the discounting method. The present value of the projected cash flows added to the present value of the residual value determines the DCF value.

Table 2.1 projects Bank's net income over the next five years. Total assets, net income and return on average asset projections for the next five years are presented below:

	Period 1	Period 2	Period 3	Period 4	Period 5
Total Assets ($000)	$194,117	$199,940	$205,938	$212,117	$218,480
Net Income ($000)	$2,060	$2,269	$2,454	$2,528	$2,604
ROAA	1.09%	1.15%	1.21%	1.21%	1.21%

Net interest income (TE) is projected to equal 3.96 percent of average assets each period. Noninterest income is projected to equal 0.75 percent of average assets in each period. Total overhead expense as a percent of average assets is projected to decrease from 2.97 percent in period one to 2.81 percent in year five. Most of the decrease in overhead expense after year two relates to the decrease in amortization expense of the core deposit intangible. The core deposit intangible is expected to be fully amortized by mid-year 2010. The provision for loan loss is projected to be 0.20 percent of average assets in each period.

The net income projections detailed in Table 2.1 are the basis of the DCF model. Other key assumptions are presented below:

1. The required equity capital to asset ratio is 8.0 percent. For purposes of the DCF value, equity capital excludes FAS 115 adjustments on investment securities classified as available-for-sale.

2. Asset growth is projected at 5.0 percent in period one and 3.0 percent in periods two through five.
3. To establish a reasonable discount rate, Austin Associates first utilized the build-up method, which calculates the discount rate (equity cost of capital) based on the following:

   Risk Free Rate + Equity Risk Premium + Industry Risk Premium + Specific Risk Premium

   This resulted in a calculated discount rate of 12.19 percent (rounded to 12.20 percent). See Exhibit G for more detail on the Build-Up Method. To confirm the reasonableness of this result, Austin Associates reviewed long-term compound annual stock market returns for various market indices. According to the Ibbotson Associates, Inc. widely recognized Stocks, Bonds, Bills and Inflation (SBBI) 2008 Yearbook, the compound annual return for the period 1926 - 2007 for large company stocks was 10.4 percent and for small company stocks was 12.5 percent. As a result, a specific discount rate of 12.20 percent will be utilized.

The above assumptions allow Bank's asset and equity base to be projected for five years and, as a result, excess capital or cash flow can be determined. The calculation of the residual value is a process of capitalizing the fifth year earnings projection. The appropriate capitalization rate was determined to be the 12.20 percent discount rate less an estimated annual growth rate after year five. We have projected a three percent growth in earnings for years six and beyond. As a result, the residual value at the end of the fifth year is estimated to be $26.9 million.

The next step of the DCF value model present values the cash flows and residual value based on the 12.20 percent discount rate. This results in a present value of the residual value of $15.1 million and a present value of the cash flows of $11.2 million.

Finally, the DCF value of Bank is calculated by adding the present value of the projected cash flows to the present value of the residual value. The DCF value of Bank, as a result, equals $26.3 million.

After calculating the DCF value of Bank, the book value of Bank on Company's parent-only balance sheet is restated to the amount determined using the DCF value method. All other assets and liabilities of Company as of December 31, 2008 are restated to market value, including an adjustment for goodwill reported at the parent. These adjustments are reflected in Table 2.3.

Table 2.4 provides the indication of value derived from this approach including an adjustment for stock options. Presented below is the summary result from this analysis:

Discounted Cash Flow Value	
Indication of Value	$46.47
% of Book Value	130%
% of Tangible Book Value	135%
Multiple of 2008 Normalized/Core Diluted EPS	14.3

This result does not reflect any discount for lack of marketability of the stock. This discount, if any, will be discussed in Section IX.

VI. NET ASSET VALUE (Tables 3.1 through 3.8)

The second method utilized in determining value is termed the net asset value approach. This process involves taking the book value of the bank and assessing premiums or discounts to the balance sheet accounts based upon the current market value of the assets and liabilities. A summary of the adjustments is provided in Table 3.1, while the detailed specifics of the calculations are provided in supporting Tables 3.2 through 3.8. The following adjustments were determined:

1. An adjustment to the securities portfolio is made based upon market value comparison. Available-for-sale securities are already adjusted in the equity portion of the balance sheet on an after-tax basis and no additional adjustment is made. Held-to-maturity securities had an unrealized gain of $60,000, representing a premium of the same amount.
2. The loan portfolio was adjusted based on the yield, repricing and maturity structures of the portfolio. Premiums and discounts are calculated for above and below market rate yielding loans, respectively. Bank's loan yield was calculated based on December 31,

2008 regulatory filings and internal reports, while the market rate was based on Bank's loan portfolio composition and the national average loan rates from *BanxQuote.com*. From this analysis, a premium of $1.1 million to the loan portfolio was calculated. Refer to Table 3.2.

3. The loan portfolio is also valued on a credit quality basis. The allowance for loan losses is a valuation reserve which theoretically reflects management's estimate of future potential loss due to credit quality in the loan portfolio. The calculation of the adequacy of the loan loss reserve, as prepared by management, has been utilized to set the credit quality adjustment for the loan portfolio. As of December 31, 2008, Bank estimated a required reserve of $2.2 million. A discount of $73,000 results, reflecting the difference between the calculated required reserve and actual reserve.

   Austin Associates did not perform an independent investigation of the loan portfolio to determine the adequacy of the loan loss reserve. We have relied on management's assessment of potential loss as presented in the information supplied to us.

4. No current appraisals were available on Bank's fixed assets. As a result, no adjustment has been made to the fixed asset account of Bank.

5. As of December 31, 2008, Bank reported OREO totaling $960,000. A discount is typically applied to reflect the opportunity cost of nonearning assets, carrying costs, legal and administrative expenses, and the potential for future loss exposure. A 20 percent discount to this account was applied to reflect the nonperforming status of these assets. Refer to Table 3.3.

6. As of December 31, 2008, Bank maintained $344,000 of core deposit intangibles. For purposes of this valuation method, the market value of these assets is zero, resulting in a discount of $344,000.

7. The certificate of deposit ("CD") accounts were adjusted to market value based on the cost and maturity structure of the portfolio. To do this, we compare the cost structure of

the CD portfolio to current market rates. Utilizing the rates and maturity structure outlined in Table 3.4, a discount of $370,000 was determined.

8. Company's borrowings were adjusted to market value based on the cost and maturity structure of the outstandings. As a result, a discount of $745,000 was determined. Refer to Table 3.5.
9. Table 3.6 reflects Bank's core deposit value, representing the estimated value of the below market funding cost of the Bank's core deposits. We have calculated a core deposit premium of $3.6 million, or 4.3 percent, of total core deposits.

Presented below is a summary of the adjustments made using the net asset value method:

	$000
Securities (Held-to-Maturity)	$60
Loan Portfolio - Yield Basis	$1,100
Loan Portfolio - Credit Quality	($73)
Other Real Estate Owned	($192)
Core Deposit Intangible	($344)
Time Deposits	($370)
Borrowings	($745)
Other Liabilities	$0
Core Deposit Value	$3,570
Total Adjustments	$3,007

Based upon the above adjustments, we have determined the net asset value of Bank to be $22.3 million. This represents 116 percent of Bank's December 31, 2008 equity capital.

After calculating the net asset value of Bank, the book value of Bank on Company's parent only balance sheet is restated to the amount determined using the net asset value method. All other assets and liabilities of Company as of December 31, 2008 are restated to market value, including an adjustment for goodwill reported at the parent. These adjustments are reflected in Table 3.7.

Table 3.8 provides the indication of value derived from this approach including an adjustment for stock options. Presented below is the summary result from this analysis:

Net Asset Value	
Indication of Value	$39.74
% of Book Value	111%
% of Tangible Book Value	116%
Multiple of 2008 Normalized/Core Diluted EPS	12.2

This result does not reflect any discount for lack of marketability of the stock. This discount, if any, will be discussed in Section IX.

VII. GUIDELINE TRANSACTIONS (Tables 4.1 through 4.7)

The third valuation method utilized is a guideline transaction (market comparable) approach. Tables 4.1 - 4.2 presents summary information for all publicly traded banks as of December 31, 2008 stratified by asset size, last twelve-month ("LTM") core ROAE, nonperforming assets and geographic region. The bottom portion of Table 4.1 illustrates the significant decline in bank stock values in 2008. For the most part, all bank stocks, regardless of size, geography or performance, were negatively impacted. In this chart, the three SNL Bank indices were off between 34 and 43 percent in 2008.

Table 4.3 presents financial and stock performance information for publicly traded banks in Michigan with assets less than $1.0 billion and core ROAA greater than 0.00 percent. Table 4.4 presents financial and stock performance information for publicly traded banks in the Midwest with assets between $100 and $300 million, core ROAE > 5.00 percent, and nonperforming assets to total assets greater than 1.00 percent. Table 4.5 presents financial and stock performance information for publicly traded banks in the nation with assets between $125 and $275 million, core ROAE greater than 5.50 percent, tangible equity to assets between 9.00 and 12.00 percent and nonperforming assets to total assets greater than 1.0 percent. The following chart details the median and 75th percentile financial and stock performance results for the three selective peer groups and for Company:

Michigan	Total Assets ($000)	Tangible Equity/ Assets	LTM Core ROAA	LTM Core ROAE	NPAs/ Total Assets	Price/ Tangible Book	Price/ LTM Core EPS
Median	$277,167	8.88%	0.59%	6.14%	1.65%	74%	10.6
75th Percent	$446,022	10.22%	0.95%	9.74%	1.21%	100%	12.3
Midwest							
Median	$226,738	9.34%	0.74%	8.18%	2.64%	93%	11.1
75th Percent	$242,680	10.94%	1.03%	10.39%	1.63%	126%	12.7
Nation							
Median	$213,846	10.00%	0.87%	8.14%	1.71%	121%	14.5
75th Percent	$243,768	10.83%	1.03%	8.88%	1.26%	162%	19.6
Company (1)	**$186,457**	**10.52%**	**1.08%**	**9.52%**	**3.01%**	***130% (2)***	***14.0 (2)***

(1) Based on 2008 normalized/core net income of $2.0 million.
(2) Selected multiples.

Table 4.6 details the median and 75th percentile financial and stock performance results for the three selective peer groups and for Company. These results are compared to the minority share peer statistics determined in Austin Associates' prior valuation using December 31, 2007 data. In determining comparable price-to-tangible book and price-to-earnings multiples, we have considered various factors, including: (1) Company's underlying financial condition and performance in relation to the selected organizations; (2) the nature of the geographic market area served by Company in relation to the selected organizations; and (3) the specific financial and stock performance of the selected Michigan publicly traded banks relative to the Midwestern and National peer groups. It should be noted that of the 16 banks included in the Michigan peer group, 12 banks are trading at a discount to book value. After considering these and other factors, we have selected price-to-tangible book and price-to-earnings multiples of 130 percent and 14.0, respectively, to develop indications of value for Company. Refer to Table 4.7 for details. Presented below are summary results from this analysis:

Guideline Transaction Results – Minority Share Transactions	
Price-to-Tangible Book Approach	$44.66
Price-to-Earnings Approach [(1)]	$45.42

(1) Based on Company's 2008 normalized/core diluted earnings per share.

These results do not reflect any discount for lack of marketability of the stock. This discount, if any, will be discussed in Section VIII.

VIII. MARKET PRICE

The final valuation method considered is the market price of Company's stock as reflected in actual trading prices of the common stock. In 2008, transaction prices have corresponded to the stock valuation results, which concluded a per share value of $54.50 at year-end 2007 and $46.00 at September 30, 2008. Company maintains a right of first refusal on all transfers. The Company has historically paid the per share amount from the most current stock valuation.

IX. FAIR MARKET VALUE

A. Description of Transaction

This valuation is being used by the Board of Directors to establish the FMV primarily for the issuance of stock options and the potential repurchase of Company shares. Therefore, FMV is established based on a minority share position in Company.

B. Marketability of Stock Being Valued

The market for a minority share may be "efficient" if the shares of the underlying company trade actively in an open exchange or market. Most stocks of small bank holding companies, however, do not trade actively. In 2008, 149 transactions with pricing information were reported (including 12 option exercises of 11,900 shares). These transactions involved approximately 97,128 shares of Company's stock. This trading volume represents an average monthly volume of approximately 8,094 shares, or 1.4 percent of total shares outstanding. Company's stock does not trade frequently. In these cases, attaching a lack of marketability discount is a common and proven valuation concept. This concept has been supported in market studies and in the U.S. tax courts.

Studies providing empirical data on marketability discounts were first reviewed. Presented in Exhibit E is a summary of 15 restricted stock studies performed since 1966. The marketability discounts from these studies vary depending on the type of study, the time period of analysis, and number of transactions reviewed. These studies range from discounts of 13 percent to 45 percent with the majority between 20 and 35 percent.

Exhibit F presents a summary of valuation cases since 1990 accumulated in the 2008/2009 Federal Tax Valuation Digest. The discounts for lack of marketability in these cases range from zero to 50 percent with an average and median discount of 26.4 and 27.5 percent, respectively, for the 50 cases identified.

In determining the appropriate marketability discount for Company, the following factors are considered relevant:

1. Company is closely held with under 500 shareholders;
2. Little or no independent trading activity exists in the stock of Company;
3. Company shares do not trade over-the-counter or on an exchange;
4. The shares are subject to Company's right of refusal prior to sale;
5. Company has demonstrated a willingness and ability to repurchase shares at Company's appraised value; and,
6. Management has indicated that a list of existing shareholders and investors exists that would have an interest in purchasing Company's stock.

Given these factors, with significant weight placed on items 5 and 6 above, we have determined that a lack of marketability discount is not appropriate in this appraisal. The application of a marketability discount will be reviewed upon the issuance of subsequent valuation reports. Austin Associates will consider changes in the above factors, along with other factors which may affect the liquidity of the market for Company's stock, in determining the use of a marketability discount.

C. Fair Market Value

Austin Associates has considered each valuation methodology in determining a per share fair market value. No specific formula or weighting was utilized in this appraisal to reach our fair market value conclusion. Presented below is a summary of the results:

	Indication of Value Per Share
Discounted Cash Flow Value	$46.47
Net Asset Value	$39.74
Guideline Transactions – Minority Share Trading	
Price to Tangible Book Value	$44.66
Price to Earnings Multiple	$45.42
Market Price	$46.00
Indication of Value (Marketable Minority Interest)	**$46.00**
Marketability Discount/Transfer Restrictions	**0%**
Fair Market Value	**$46.00**
% of Book Value	129%
% of Tangible Book Value	134%
Multiple of 2008 Normalized/Core Diluted EPS	14.2

Based on the preceding discussion and analysis, the FMV of Company on a minority share basis is determined to be $46.00 per share. This equals 134 percent of December 31, 2008 tangible equity capital and 14.2 times 2008 normalized diluted earnings per share.

Richard F. Maroney, Jr.,
Managing Director & Principal

Date

S:\A00424\806\2008 Valuation Report.doc

Table 1.1
Huron Community Bank
Historical Performance ($000)
By Year

BALANCE SHEET

ASSETS	2003Y	2004Y	2005Y	2006Y	2007Y	2008Y
Cash and Due from Banks - Noninterest Bearing	$3,337	$3,253	$3,022	$3,258	$3,400	$5,159
Cash and Due from Banks - Interest Bearing	$0	$0	$994	$0	$0	$0
Investment Securities	$21,065	$18,826	$19,613	$21,633	$17,985	$16,639
Federal Funds Sold & Repurchase Agreements	$382	$0	$2,361	$2,836	$3,198	$129
Real Estate Loans (Including Commercial Real Estate)	$65,866	$66,405	$76,215	$76,775	$76,442	$81,396
Commercial Real Estate Loans	$5,774	$4,218	$2,925	$2,096	$1,696	$10,801
Commercial & Industrial Loans	$55,153	$60,797	$62,890	$68,210	$67,992	$68,632
Installment Loans	$5,695	$5,466	$5,483	$2,847	$2,262	$1,687
Agricultural Loans	$0	$0	$0	$0	$0	$0
All Other Loans	$1,080	$1,251	$1,381	$1,601	$1,228	$1,532
Less: Unearned Income	$0	$0	$0	$0	$0	$0
Total Loans/Leases (Net of Unearned Income)	**$127,794**	**$133,919**	**$145,969**	**$149,433**	**$147,924**	**$153,247**
Less: Loan Loss Reserve	$1,945	$2,040	$2,111	$2,387	$2,236	$2,149
Net Loans and Leases	$125,849	$131,879	$143,858	$147,046	$145,688	$151,098
Bank Premises	$3,447	$3,325	$3,224	$3,480	$3,471	$3,187
Other Real Estate Owned	$0	$35	$58	$0	$174	$960
Total Intangible Assets (Including MSRs)	$2,055	$1,806	$1,501	$1,213	$955	$681
Mortgage Servicing Rights	$565	$545	$469	$411	$382	$337
Investments in Unconsolidated Subsidiaries	$21	$41	$26	$56	$56	$56
Other Assets	$5,167	$5,476	$5,842	$5,758	$5,966	$6,964
TOTAL ASSETS	**$161,323**	**$164,641**	**$180,499**	**$185,280**	**$180,893**	**$184,873**
LIABILITIES						
Demand Deposits	$7,826	$6,629	$5,056	$6,713	$7,474	$8,296
NOW Accounts	$1,255	$1,909	$2,287	$3,886	$3,253	$2,252
Savings Deposits	$17,672	$17,229	$15,574	$13,304	$12,154	$12,756
Money Market Deposits	$51,998	$52,218	$54,496	$53,206	$55,336	$57,460
Time Deposits < $100,000	$35,329	$38,977	$47,699	$51,750	$44,846	$45,157
Time Deposits > $100,000	$6,455	$7,558	$11,286	$14,158	$16,409	$16,546
Total Deposits	**$120,535**	**$124,520**	**$136,398**	**$143,017**	**$139,472**	**$142,467**
Total Brokered Deposits	$0	$0	$0	$0	$0	$0
Fed. Funds Purchased & Repurchase Agreements	$5,902	$5,013	$6,266	$5,392	$6,240	$5,386
Other Borrowings	$19,000	$18,000	$18,500	$15,500	$13,000	$17,000
Subordinated Notes and Debentures	$0	$0	$0	$0	$0	$0
Other Liabilities	$1,016	$1,105	$1,357	$1,246	$1,235	$763
TOTAL LIABILITIES	**$146,453**	**$148,638**	**$162,521**	**$165,155**	**$159,947**	**$165,616**
Minority Interest in Consolidated Subsidiaries	$0	$0	$0	$0	$0	$0
STOCKHOLDERS' EQUITY						
Preferred Stock	$0	$0	$0	$0	$0	$0
Common Stock - Par Value	$1,310	$1,310	$1,310	$1,310	$1,310	$1,310
Common Stock - Surplus	$9,038	$9,038	$9,038	$9,038	$9,038	$11,038
Undivided Profits and Reserves	$4,400	$5,661	$7,725	$9,788	$10,581	$6,872
Other Comprehensive Income	$122	($6)	($95)	($11)	$17	$37
Other Equity Capital Components	$0	$0	$0	$0	$0	$0
TOTAL EQUITY	**$14,870**	**$16,003**	**$17,978**	**$20,125**	**$20,946**	**$19,257**
TOTAL LIAB. AND STOCKHOLDERS' EQUITY	**$161,323**	**$164,641**	**$180,499**	**$185,280**	**$180,893**	**$184,873**

Table 1.2
Huron Community Bank
Historical Performance ($000)
By Year

INCOME STATEMENT	2003Y	2004Y	2005Y	2006Y	2007Y	2008Y
Interest and Fee Income on Loans & Leases	$7,998	$7,768	$9,306	$11,513	$11,378	$9,948
Balance due from Depository Institutions	$0	$0	$31	$12	$0	$0
Interest/Dividend Income on Securities	$1,009	$772	$819	$817	$882	$733
Trading Accounts	$0	$0	$0	$0	$0	$0
Interest Income on Federal Funds Sold	$29	$65	$121	$442	$232	$117
Interest Income on Other Investments	$0	$0	$0	$83	$73	$72
TOTAL INTEREST INCOME	**$9,036**	**$8,605**	**$10,277**	**$12,867**	**$12,565**	**$10,870**
Interest on Deposits	$1,416	$1,320	$2,122	$3,580	$4,226	$3,022
Interest Expense on Federal Funds Purchased	$30	$17	$57	$98	$113	$83
Interest Expense on Demand Notes & Other	$833	$886	$832	$836	$679	$812
Other Interest Expense	$0	$0	$0	$0	$0	$0
TOTAL INTEREST EXPENSE	**$2,279**	**$2,223**	**$3,011**	**$4,514**	**$5,018**	**$3,917**
NET INTEREST INCOME	**$6,757**	**$6,382**	**$7,266**	**$8,353**	**$7,547**	**$6,953**
Loan Loss Provision	**$146**	**$90**	**$136**	**$264**	**$150**	**$408**
NET INTEREST INCOME AFTER PROVISION	$6,611	$6,292	$7,130	$8,089	$7,397	$6,545
Income from Fiduciary Activities	$0	$0	$0	$0	$0	$0
Service Charges on Deposit Accounts	$474	$560	$535	$530	$521	$488
Net Gains/(Losses) on Loan Sales	$0	$0	$0	$0	$0	$0
Net Gains/(Losses) on Other Asset Sales	$0	$0	$0	($38)	$0	($20)
Other Operating Income	$867	$775	$735	$718	$697	$881
TOTAL NONINTEREST INCOME	**$1,341**	**$1,335**	**$1,270**	**$1,210**	**$1,218**	**$1,349**
Salaries and Employee Benefits	$2,717	$2,557	$2,745	$3,059	$3,049	$2,953
Occupancy Expenses	$768	$782	$830	$829	$802	$848
Total Amortization & Other Operating Expenses	$1,762	$1,616	$1,687	$1,679	$1,564	$1,736
TOTAL NONINTEREST EXPENSE	**$5,247**	**$4,955**	**$5,262**	**$5,567**	**$5,415**	**$5,537**
SUBTOTAL	$2,705	$2,672	$3,138	$3,732	$3,200	$2,357
Securities Gains/(Losses)	**$0**	**$5**	**$0**	**$0**	**$0**	**($863)**
Income Before Taxes	**$2,705**	**$2,677**	**$3,138**	**$3,732**	**$3,200**	**$1,494**
Applicable Taxes	$800	$746	$925	$1,148	$853	$348
Net Income Before Extraordinary Items	$1,905	$1,931	$2,213	$2,584	$2,347	$1,146
Extraordinary Items	$0	$0	$0	$0	$0	$0
NET INCOME	**$1,905**	**$1,931**	**$2,213**	**$2,584**	**$2,347**	**$1,146**
Memo Items:						
Interest Income on Tax-Exempt Securities	$321	$295	$246	$217	$207	$248
Estimated Interest Income on Tax-Exempt Loans/Leases	$33	$63	$74	$84	$86	$87
Net Interest Income - FTE basis	$6,881	$6,507	$7,378	$8,458	$7,650	$7,070

Note: Net Interest Income - FTE basis based on 35% tax rate.

Table 1.3
Huron Community Bank
Historical Performance ($000)
By Year

OTHER FINANCIAL INFORMATION	2003Y	2004Y	2005Y	2006Y	2007Y	2008Y
Dividends (Bank)	**$1,145**	**$670**	**$150**	**$520**	**$1,555**	**$2,718**
Effective Tax Rate	29.57%	27.87%	29.48%	30.76%	26.66%	23.29%
Full-time Equivalent Employees	62	60	61	64	64	59
S-Corporation (Yes/No?)	No	No	No	No	No	No
Loan Loss Reserve Reconciliation						
Beginning of Period Reserve	$1,898	$1,945	$2,040	$2,111	$2,387	$2,236
Add: Provision for Loan Losses	$146	$90	$136	$264	$150	$408
Less: Losses Charged to Reserve	$110	$21	$83	$2	$308	$506
Add: Recoveries	$11	$26	$18	$14	$7	$11
Adjustments	$0	$0	$0	$0	$0	$0
Net Loan Losses	**$99**	**($5)**	**$65**	**($12)**	**$301**	**$495**
End of Period Reserve	$1,945	$2,040	$2,111	$2,387	$2,236	$2,149
Market Value of Securities Portfolio	$21,306	$18,953	$19,650	$21,680	$18,031	$16,699
Nonperforming Loans & Other Assets (1)						
90+ Days Past Due and Accruing Interest	$0	$159	$0	$0	$513	$1,840
Nonaccrual Loans & Other Assets	$328	$2,071	$1,938	$860	$1,468	$2,814
Total Nonperforming Loans	$328	$2,230	$1,938	$860	$1,981	$4,654
Other Real Estate Owned (From Balance Sheet)	$0	$35	$58	$0	$174	$960
Total Nonperforming Assets	**$328**	**$2,265**	**$1,996**	**$860**	**$2,155**	**$5,614**

(1) Does not include restructured loans.

	2003Y	2004Y	2005Y	2006Y	2007Y	2008Y
Memo: Total Restructured Loans (RC-C Schedule)	$0	$0	$0	$0	$0	$0
EARNINGS AND PROFITABILITY						
PERCENT OF AVERAGE ASSETS						
Net Interest Income (TE)	**4.18%**	**3.85%**	**4.14%**	**4.55%**	**4.17%**	**3.83%**
Tax Equivalent Adjustment	0.08%	0.07%	0.06%	0.06%	0.06%	0.06%
Net Interest Income	4.10%	3.78%	4.08%	4.50%	4.11%	3.77%
Provision: Loan/Lease Losses	**0.09%**	**0.05%**	**0.08%**	**0.14%**	**0.08%**	**0.22%**
Net Interest Income After Provision	4.01%	3.72%	4.00%	4.35%	4.03%	3.55%
Noninterest Income	**0.81%**	**0.79%**	**0.71%**	**0.65%**	**0.66%**	**0.73%**
Overhead Expense	**3.19%**	**2.93%**	**2.95%**	**3.00%**	**2.95%**	**3.00%**
Subtotal	1.64%	1.58%	1.76%	2.01%	1.74%	1.28%
Securities Gains/(Losses)	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**-0.47%**
Income Before Taxes	**1.64%**	**1.58%**	**1.76%**	**2.01%**	**1.74%**	**0.81%**
Applicable Income Taxes	0.49%	0.44%	0.52%	0.62%	0.46%	0.19%
Subtotal	1.16%	1.14%	1.24%	1.39%	1.28%	0.62%
Extraordinary Items	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Net Income - ROAA	**1.16%**	**1.14%**	**1.24%**	**1.39%**	**1.28%**	**0.62%**
Return on Average Equity	**13.23%**	**12.54%**	**13.06%**	**13.48%**	**11.44%**	**5.56%**
MARGIN ANALYSIS						
Average Earning Assets to Average Assets	92.42%	92.69%	93.53%	94.05%	93.79%	93.19%
Average Interest-Bearing Deposits to Average Assets	64.51%	68.92%	71.73%	72.04%	66.61%	64.91%
Interest Income to Average Earning Assets	5.94%	5.49%	6.17%	7.36%	7.30%	6.32%
Interest Expense to Average Earning Assets	1.50%	1.42%	1.81%	2.58%	2.92%	2.28%
Net Interest Income to Average Earning Assets	4.44%	4.07%	4.36%	4.78%	4.39%	4.04%
Net Interest Income to Average Earning Assets (FTE)	4.52%	4.15%	4.43%	4.84%	4.45%	4.11%
Average Assets	$164,669	$169,035	$178,199	$185,805	$183,457	$184,511
Average Earning Assets	$152,187	$156,681	$166,674	$174,743	$172,072	$171,940
Average Equity	$14,399	$15,401	$16,943	$19,167	$20,515	$20,619

Table 1.4
Huron Community Bank
Historical Performance ($000)
By Year

PERCENT OF AVERAGE ASSETS	2003Y	2004Y	2005Y	2006Y	2007Y	2008Y
INCOME COMPOSITION						
Income from Fiduciary Activities	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Service Charges on Deposit Accounts	0.29%	0.33%	0.30%	0.29%	0.28%	0.26%
Net Gains/(Losses) on Loan Sales	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Net Gains/(Losses) on Other Asset Sales	0.00%	0.00%	0.00%	-0.02%	0.00%	-0.01%
Other Operating Income	0.53%	0.46%	0.41%	0.39%	0.38%	0.48%
Total Noninterest Income	0.81%	0.79%	0.71%	0.65%	0.66%	0.73%
EXPENSE COMPOSITION						
Personnel Expense	1.65%	1.51%	1.54%	1.65%	1.66%	1.60%
Occupancy Expense	0.47%	0.46%	0.47%	0.45%	0.44%	0.46%
Total Amortization & Other Operating Expense	1.07%	0.96%	0.95%	0.90%	0.85%	0.94%
Total Overhead Expense	3.19%	2.93%	2.95%	3.00%	2.95%	3.00%
Net Overhead	2.37%	2.14%	2.24%	2.34%	2.29%	2.27%
Efficiency Ratio	**64.79%**	**64.21%**	**61.64%**	**58.21%**	**61.78%**	**66.69%**
Total Revenue/Average Assets	4.92%	4.57%	4.79%	5.15%	4.78%	4.50%
PERSONNEL EXPENSE						
Total Assets per Employee	$2,602	$2,744	$2,959	$2,895	$2,826	$3,133
Personnel Expense per Employee (Annualized)	$43.8	$42.6	$45.0	$47.8	$47.6	$50.1
INCOME STATEMENT GROWTH RATES (ANNUALIZED)						
Net Interest Income	0.90%	-5.55%	13.85%	14.96%	-9.65%	-7.87%
Net Interest Income - FTE basis	1.17%	-5.43%	13.38%	14.64%	-9.56%	-7.57%
Loan Loss Provision Expense	14.96%	-38.36%	51.11%	94.12%	-43.18%	172.00%
Noninterest Income	25.33%	-0.45%	-4.87%	-4.72%	0.66%	10.76%
Revenue Growth	**4.26%**	**-4.70%**	**10.61%**	**12.03%**	**-8.34%**	**-5.28%**
Overhead Expense	**4.69%**	**-5.57%**	**6.20%**	**5.80%**	**-2.73%**	**2.25%**
Pre-Tax Income	2.93%	-1.04%	17.22%	18.93%	-14.26%	-53.31%
Net Income	**2.47%**	**1.36%**	**14.60%**	**16.76%**	**-9.17%**	**-51.17%**
ASSETS, PERCENT OF ASSETS						
Real Estate Loans	40.83%	40.33%	42.22%	41.44%	42.26%	44.03%
Commercial & Industrial Loans	34.19%	36.93%	34.84%	36.81%	37.59%	37.12%
Installment Loans	3.53%	3.32%	3.04%	1.54%	1.25%	0.91%
Agricultural Loans	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
All Other Loans	0.67%	0.76%	0.77%	0.86%	0.68%	0.83%
Total Loans/Leases (Net of Unearned Income)	**79.22%**	**81.34%**	**80.87%**	**80.65%**	**81.77%**	**82.89%**
Less: Loss Reserve	1.21%	1.24%	1.17%	1.29%	1.24%	1.16%
Net Loans and Leases	78.01%	80.10%	79.70%	79.36%	80.54%	81.73%
Interest Bearing Bank Balances	0.00%	0.00%	0.55%	0.00%	0.00%	0.00%
Federal Funds Sold & Resales	0.24%	0.00%	1.31%	1.53%	1.77%	0.07%
Investment Securities	13.06%	11.43%	10.87%	11.68%	9.94%	9.00%
Total Earning Assets	**92.51%**	**92.77%**	**93.59%**	**93.86%**	**93.48%**	**91.96%**
Noninterest Cash & Due from Banks	2.07%	1.98%	1.67%	1.76%	1.88%	2.79%
Premises, Fixed Assets, Capital Leases	2.14%	2.02%	1.79%	1.88%	1.92%	1.72%
Other Real Estate Owned	0.00%	0.02%	0.03%	0.00%	0.10%	0.52%
Other Assets	4.84%	4.78%	4.34%	4.01%	4.07%	4.35%

Table 1.5
Huron Community Bank
Historical Performance ($000)
By Year

	2003Y	2004Y	2005Y	2006Y	2007Y	2008Y
LIABILITIES, PERCENT OF ASSETS						
Demand Deposits	4.85%	4.03%	2.80%	3.62%	4.13%	4.49%
NOW Accounts	0.78%	1.16%	1.27%	2.10%	1.80%	1.22%
Savings Deposits	10.95%	10.46%	8.63%	7.18%	6.72%	6.90%
Money Market Deposits	32.23%	31.72%	30.19%	28.72%	30.59%	31.08%
Time Deposits < $100,000	21.90%	23.67%	26.43%	27.93%	24.79%	24.43%
Time Deposits > $100,000	4.00%	4.59%	6.25%	7.64%	9.07%	8.95%
Total Deposits	**74.72%**	**75.63%**	**75.57%**	**77.19%**	**77.10%**	**77.06%**
Brokered Deposits < $100,000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Brokered Deposits > $100,000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Federal Funds Purchased & Repurchase Agreement	3.66%	3.04%	3.47%	2.91%	3.45%	2.91%
Other Borrowings	11.78%	10.93%	10.25%	8.37%	7.19%	9.20%
Subordinated Notes and Debentures	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other Liabilities	0.63%	0.67%	0.75%	0.67%	0.68%	0.41%
Total Liabilities	90.78%	90.28%	90.04%	89.14%	88.42%	89.58%
All Common & Preferred Capital	9.22%	9.72%	9.96%	10.86%	11.58%	10.42%
Total Liabilities and Capital	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
BALANCE SHEET GROWTH RATES (ANNUALIZED)						
Total Loans & Leases	**3.30%**	**4.79%**	**9.00%**	**2.37%**	**-1.01%**	**3.60%**
Total Assets	**-0.53%**	**2.06%**	**9.63%**	**2.65%**	**-2.37%**	**2.20%**
Total Deposits	**-1.70%**	**3.31%**	**9.54%**	**4.85%**	**-2.48%**	**2.15%**
ASSET QUALITY						
Average Total Loans and Leases	$125,505	$131,228	$140,428	$146,147	$148,862	$148,168
Net Loan Loss to Average Loans/Leases	**0.08%**	**0.00%**	**0.05%**	**-0.01%**	**0.20%**	**0.33%**
Provision for Loan Loss to Average Loans/Leases	0.12%	0.07%	0.10%	0.18%	0.10%	0.28%
Loan Loss Reserve to Total Loans	**1.52%**	**1.52%**	**1.45%**	**1.60%**	**1.51%**	**1.40%**
Nonperforming Loans & Other Assets to Total Loans:						
90+ Days Past Due	0.00%	0.12%	0.00%	0.00%	0.35%	1.20%
Nonaccrual Loans & Other Assets	0.26%	1.55%	1.33%	0.58%	0.99%	1.84%
Total Nonperforming Loans & Other Assets	0.26%	1.67%	1.33%	0.58%	1.34%	3.04%
LLR/Nonperforming Loans & Other Assets	592.99%	91.48%	108.93%	277.56%	112.87%	46.18%
OREO as a % of Total Assets	0.00%	0.02%	0.03%	0.00%	0.10%	0.52%
Nonperforming Assets as a % of Total Assets	**0.20%**	**1.38%**	**1.11%**	**0.46%**	**1.19%**	**3.04%**
CAPITAL ADEQUACY						
Core Leverage Ratio (Tangible)	**8.00%**	**8.57%**	**9.33%**	**10.25%**	**11.09%**	**10.01%**
Risk Based Capital Ratios:						
Tier 1	**11.34%**	**11.87%**	**13.06%**	**14.55%**	**15.74%**	**13.24%**
Total	**12.60%**	**13.12%**	**14.32%**	**15.81%**	**16.99%**	**14.49%**
Dividend Payout Ratio (Bank)	**60.10%**	**34.70%**	**6.78%**	**20.12%**	**66.25%**	**237.17%**
Average Assets for Capital Purposes	$164,982	$171,534	$182,080	$188,187	$183,168	$188,290
Risk Based Assets	$116,367	$123,781	$130,095	$132,616	$129,125	$142,362
Tier 1 Capital	$13,201	$14,693	$16,994	$19,293	$20,318	$18,842
Tier 2 Capital	$1,461	$1,553	$1,632	$1,667	$1,622	$1,784
LIQUIDITY AND RATE SENSITIVITY						
Market Value less Book Value of Investment Securities	$241	$127	$37	$47	$46	$60
Market Value/Book Value of Investment Securities	101.14%	100.67%	100.19%	100.22%	100.26%	100.36%
Total Loans & Leases to Assets	79.22%	81.34%	80.87%	80.65%	81.77%	82.89%
Total Loans and Leases to Deposits	106.02%	107.55%	107.02%	104.49%	106.06%	107.57%
Volatile Liabilities	$31,357	$30,571	$36,052	$35,050	$35,649	$38,932
Cash, Federal Funds & Investment Securities	$24,784	$22,079	$25,990	$27,727	$24,583	$21,927

Table 1.6
Huron Community Bank
Historical Performance ($000)
By Quarter

BALANCE SHEET

ASSETS	2007Q3	2007Q4	2008Q1	2008Q2	2008Q3	2008Q4
Cash and Due from Banks - Noninterest Bearing	$3,466	$3,400	$3,297	$4,203	$3,561	$5,159
Cash and Due from Banks - Interest Bearing	$0	$0	$0	$0	$0	$0
Investment Securities	$17,653	$17,985	$15,983	$19,133	$21,585	$16,639
Federal Funds Sold & Repurchase Agreements	$12,494	$3,198	$5,596	$3,891	$14,733	$129
Real Estate Loans (Including Commercial Real Estate)	$76,799	$76,442	$73,357	$80,133	$84,201	$81,396
Commercial Real Estate Loans	$1,895	$1,696	$1,675	$6,619	$9,986	$10,801
Commercial & Industrial Loans	$68,477	$67,992	$69,857	$63,510	$61,432	$68,632
Installment Loans	$2,441	$2,262	$2,011	$1,903	$1,895	$1,687
Agricultural Loans	$0	$0	$0	$0	$0	$0
All Other Loans	$1,131	$1,228	$1,458	$1,335	$1,327	$1,532
Less: Unearned Income	$0	$0	$0	$0	$0	$0
Total Loans/Leases (Net of Unearned Income)	**$148,848**	**$147,924**	**$146,683**	**$146,881**	**$148,855**	**$153,247**
Less: Loan Loss Reserve	$2,292	$2,236	$2,095	$2,031	$2,141	$2,149
Net Loans and Leases	$146,556	$145,688	$144,588	$144,850	$146,714	$151,098
Bank Premises	$3,550	$3,471	$3,398	$3,318	$3,267	$3,187
Other Real Estate Owned	$158	$174	$861	$771	$776	$960
Total Intangible Assets (Including MSRs)	$1,021	$955	$896	$838	$758	$681
Mortgage Servicing Rights	$391	$382	$380	$379	$357	$337
Investments in Unconsolidated Subsidiaries	$56	$56	$56	$56	$56	$56
Other Assets	$5,988	$5,966	$5,910	$6,141	$6,387	$6,964
TOTAL ASSETS	**$190,942**	**$180,893**	**$180,585**	**$183,201**	**$197,837**	**$184,873**
LIABILITIES						
Demand Deposits	$8,530	$7,474	$7,767	$8,864	$8,161	$8,296
NOW Accounts	$3,450	$3,253	$2,832	$2,068	$3,716	$2,252
Savings Deposits	$12,466	$12,154	$12,919	$11,496	$12,108	$12,756
Money Market Deposits	$65,580	$55,336	$53,270	$51,391	$69,609	$57,460
Time Deposits < $100,000	$45,791	$44,846	$41,572	$42,819	$43,351	$45,157
Time Deposits > $100,000	$15,724	$16,409	$17,021	$17,274	$15,653	$16,546
Total Deposits	**$151,541**	**$139,472**	**$135,381**	**$133,912**	**$152,598**	**$142,467**
Total Brokered Deposits	$0	$0	$0	$0	$0	$0
Fed. Funds Purchased & Repurchase Agreements	$6,729	$6,240	$5,047	$9,025	$6,305	$5,386
Other Borrowings	$11,000	$13,000	$18,000	$18,000	$17,000	$17,000
Subordinated Notes and Debentures	$0	$0	$0	$0	$0	$0
Other Liabilities	$1,240	$1,235	$1,361	$1,389	$1,227	$763
TOTAL LIABILITIES	**$170,510**	**$159,947**	**$159,789**	**$162,326**	**$177,130**	**$165,616**
Minority Interest in Consolidated Subsidiaries	$0	$0	$0	$0	$0	$0
STOCKHOLDERS' EQUITY						
Preferred Stock	$0	$0	$0	$0	$0	$0
Common Stock - Par Value	$1,310	$1,310	$1,310	$1,310	$1,310	$1,310
Common Stock - Surplus	$9,038	$9,038	$11,038	$11,038	$11,038	$11,038
Undivided Profits and Reserves	$10,072	$10,581	$8,393	$8,559	$8,568	$6,872
Other Comprehensive Income	$12	$17	$55	($32)	($209)	$37
Other Equity Capital Components	$0	$0	$0	$0	$0	$0
TOTAL EQUITY	**$20,432**	**$20,946**	**$20,796**	**$20,875**	**$20,707**	**$19,257**
TOTAL LIAB. AND STOCKHOLDERS' EQUITY	$190,942	$180,893	$180,585	$183,201	$197,837	$184,873

Table 1.7
Huron Community Bank
Historical Performance ($000)
By Quarter

INCOME STATEMENT	2007Q3	2007Q4	2008Q1	2008Q2	2008Q3	2008Q4
Interest and Fee Income on Loans & Leases	$2,852	$2,789	$2,636	$2,482	$2,439	$2,391
Balance due from Depository Institutions	$0	$0	$0	$0	$0	$0
Interest/Dividend Income on Securities	$216	$224	$195	$179	$177	$182
Trading Accounts	$0	$0	$0	$0	$0	$0
Interest Income on Federal Funds Sold	$72	$75	$48	$26	$33	$10
Interest Income on Other Investments	$18	$18	$19	$14	$20	$19
TOTAL INTEREST INCOME	**$3,158**	**$3,106**	**$2,898**	**$2,701**	**$2,669**	**$2,602**
Interest on Deposits	$1,073	$1,053	$907	$763	$712	$640
Interest Expense on Federal Funds Purchased	$30	$33	$24	$24	$22	$13
Interest Expense on Demand Notes & Other	$154	$158	$202	$208	$203	$199
Other Interest Expense	$0	$0	$0	$0	$0	$0
TOTAL INTEREST EXPENSE	**$1,257**	**$1,244**	**$1,133**	**$995**	**$937**	**$852**
NET INTEREST INCOME	**$1,901**	**$1,862**	**$1,765**	**$1,706**	**$1,732**	**$1,750**
Loan Loss Provision	**$15**	**$105**	**$30**	**$30**	**$288**	**$60**
NET INTEREST INCOME AFTER PROVISION	$1,886	$1,757	$1,735	$1,676	$1,444	$1,690
Income from Fiduciary Activities	$0	$0	$0	$0	$0	$0
Service Charges on Deposit Accounts	$126	$129	$124	$126	$124	$114
Net Gains/(Losses) on Loan Sales	$0	$0	$0	$0	$0	$0
Net Gains/(Losses) on Other Asset Sales	$0	$0	$0	$0	($20)	$0
Other Operating Income	$173	$178	$231	$233	$218	$199
TOTAL NONINTEREST INCOME	**$299**	**$307**	**$355**	**$359**	**$322**	**$313**
Salaries and Employee Benefits	$696	$847	$739	$773	$740	$701
Occupancy Expenses	$211	$149	$219	$216	$213	$200
Total Amortization & Other Operating Expenses	$422	$369	$392	$439	$463	$442
TOTAL NONINTEREST EXPENSE	**$1,329**	**$1,365**	**$1,350**	**$1,428**	**$1,416**	**$1,343**
SUBTOTAL	$856	$699	$740	$607	$350	$660
Securities Gains/(Losses)	**$0**	**$0**	**$6**	**$0**	**$0**	**($869)**
Income Before Taxes	**$856**	**$699**	**$746**	**$607**	**$350**	**($209)**
Applicable Taxes	$231	$190	$219	$163	$81	($115)
Net Income Before Extraordinary Items	$625	$509	$527	$444	$269	($94)
Extraordinary Items	$0	$0	$0	$0	$0	$0
NET INCOME	**$625**	**$509**	**$527**	**$444**	**$269**	**($94)**
Memo Items:						
Interest Income on Tax-Exempt Securities	$53	$50	$49	$56	$71	$72
Est. Interest Income on Tax-Exempt Loans/Leases	$21	$21	$22	$24	$21	$20
Net Interest Income - FTE basis	$1,927	$1,887	$1,790	$1,734	$1,764	$1,782

Note: Net Interest Income - FTE basis based on 35% tax rate.

Table 1.8
Huron Community Bank
Historical Performance ($000)
By Quarter

OTHER FINANCIAL INFORMATION	2007Q3	2007Q4	2008Q1	2008Q2	2008Q3	2008Q4
Dividends (Bank)	**$680**	**$0**	**$625**	**$278**	**$260**	**$1,555**
Effective Tax Rate	26.99%	27.18%	29.36%	26.85%	23.14%	NA
Full-time Equivalent Employees	65	64	63	68	63	59
S-Corporation (Yes/No?)	No	No	No	No	No	No
Loan Loss Reserve Reconciliation						
Beginning of Period Reserve	$2,328	$2,292	$2,236	$2,095	$2,031	$2,141
Add: Provision for Loan Losses	$15	$105	$30	$30	$288	$60
Less: Losses Charged to Reserve	$51	$165	$173	$102	$179	$52
Add: Recoveries	$0	$4	$2	$8	$1	$0
Adjustments	$0	$0	$172	($172)	$0	$0
Net Loan Losses	**$51**	**$161**	**$171**	**$94**	**$178**	**$52**
End of Period Reserve	$2,292	$2,236	$2,095	$2,031	$2,141	$2,149
Market Value of Securities Portfolio	$17,653	$18,031	$16,082	$19,321	$21,620	$16,699
Nonperforming Loans & Other Assets (1)						
90+ Days Past Due and Accruing Interest	$970	$513	$543	$824	$1,224	$1,840
Nonaccrual Loans & Other Assets	$1,571	$1,468	$1,369	$1,441	$1,875	$2,814
Total Nonperforming Loans	$2,541	$1,981	$1,912	$2,265	$3,099	$4,654
Other Real Estate Owned (From Balance Sheet)	$158	$174	$861	$771	$776	$960
Total Nonperforming Assets	**$2,699**	**$2,155**	**$2,773**	**$3,036**	**$3,875**	**$5,614**

(1) Does not include restructured loans.

	2007Q3	2007Q4	2008Q1	2008Q2	2008Q3	2008Q4
Memo: Total Restructured Loans (RC-C Schedule)	$0	$0	$0	$0	$0	$0
EARNINGS AND PROFITABILITY						
PERCENT OF AVERAGE ASSETS						
Net Interest Income (TE)	**4.20%**	**4.11%**	**3.94%**	**3.83%**	**3.78%**	**3.78%**
Tax Equivalent Adjustment	0.06%	0.05%	0.05%	0.06%	0.07%	0.07%
Net Interest Income	4.14%	4.05%	3.89%	3.77%	3.71%	3.71%
Provision: Loan/Lease Losses	**0.03%**	**0.23%**	**0.07%**	**0.07%**	**0.62%**	**0.13%**
Net Interest Income After Provision	4.11%	3.82%	3.82%	3.70%	3.10%	3.58%
Noninterest Income	**0.65%**	**0.67%**	**0.78%**	**0.79%**	**0.69%**	**0.66%**
Overhead Expense	**2.89%**	**2.97%**	**2.97%**	**3.15%**	**3.04%**	**2.85%**
Subtotal	1.86%	1.52%	1.63%	1.34%	0.75%	1.40%
Securities Gains/(Losses)	**0.00%**	**0.00%**	**0.01%**	**0.00%**	**0.00%**	**-1.84%**
Income Before Taxes	**1.86%**	**1.52%**	**1.64%**	**1.34%**	**0.75%**	**-0.44%**
Applicable Income Taxes	0.50%	0.41%	0.48%	0.36%	0.17%	-0.24%
Subtotal	1.36%	1.11%	1.16%	0.98%	0.58%	-0.20%
Extraordinary Items	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Net Income - ROAA	**1.36%**	**1.11%**	**1.16%**	**0.98%**	**0.58%**	**-0.20%**
Return on Average Equity	**12.23%**	**9.84%**	**10.10%**	**8.52%**	**5.18%**	**-1.88%**
MARGIN ANALYSIS						
Average Earning Assets to Average Assets	93.31%	93.77%	94.01%	93.54%	93.22%	92.03%
Average Int-Bearing Deposits to Average Assets	66.96%	67.43%	64.68%	62.98%	65.13%	66.78%
Interest Income to Average Earning Assets	7.37%	7.21%	6.79%	6.37%	6.14%	5.99%
Interest Expense to Average Earning Assets	2.93%	2.89%	2.65%	2.35%	2.16%	1.96%
Net Interest Income to Average Earning Assets	4.44%	4.32%	4.14%	4.03%	3.98%	4.03%
Net Interest Income to Average Earning Assets (FTE)	4.50%	4.38%	4.19%	4.09%	4.06%	4.11%
Average Assets	$183,627	$183,779	$181,585	$181,234	$186,556	$188,668
Average Earning Assets	$171,350	$172,335	$170,712	$169,523	$173,900	$173,624
Average Equity	$20,445	$20,689	$20,871	$20,835	$20,791	$19,982

Table 1.9
Huron Community Bank
Historical Performance ($000)
By Quarter

PERCENT OF AVERAGE ASSETS						
INCOME COMPOSITION	2007Q3	2007Q4	2008Q1	2008Q2	2008Q3	2008Q4
Income from Fiduciary Activities	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Service Charges on Deposit Accounts	0.27%	0.28%	0.27%	0.28%	0.27%	0.24%
Net Gains/(Losses) on Loan Sales	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Net Gains/(Losses) on Other Asset Sales	0.00%	0.00%	0.00%	0.00%	-0.04%	0.00%
Other Operating Income	0.38%	0.39%	0.51%	0.51%	0.47%	0.42%
Total Noninterest Income	0.65%	0.67%	0.78%	0.79%	0.69%	0.66%
EXPENSE COMPOSITION						
Personnel Expense	1.52%	1.84%	1.63%	1.71%	1.59%	1.49%
Occupancy Expense	0.46%	0.32%	0.48%	0.48%	0.46%	0.42%
Total Amortization & Other Operating Expense	0.92%	0.80%	0.86%	0.97%	0.99%	0.94%
Total Overhead Expense	2.89%	2.97%	2.97%	3.15%	3.04%	2.85%
Net Overhead	2.24%	2.30%	2.19%	2.36%	2.35%	2.18%
Efficiency Ratio	**60.41%**	**62.93%**	**63.68%**	**69.15%**	**68.94%**	**65.10%**
Total Revenue/Average Assets	4.79%	4.72%	4.67%	4.56%	4.40%	4.37%
PERSONNEL EXPENSE						
Total Assets per Employee	$2,938	$2,826	$2,866	$2,694	$3,140	$3,133
Personnel Expense per Employee (Annualized)	$42.8	$52.9	$46.9	$45.5	$47.0	$47.5
INCOME STATEMENT GROWTH RATES						
Net Interest Income	0.69%	-2.05%	-5.21%	-3.34%	1.52%	1.04%
Net Interest Income - FTE basis	0.68%	-2.08%	-5.14%	-3.12%	1.74%	1.02%
Loan Loss Provision Expense	0.00%	600.00%	-71.43%	0.00%	860.00%	-79.17%
Noninterest Income	0.67%	2.68%	15.64%	1.13%	-10.31%	-2.80%
Revenue Growth	**0.69%**	**-1.41%**	**-2.26%**	**-2.59%**	**-0.53%**	**0.44%**
Overhead Expense	**-4.25%**	**2.71%**	**-1.10%**	**5.78%**	**-0.84%**	**-5.16%**
Pre-Tax Income	9.46%	-18.34%	6.72%	-18.63%	-42.34%	NA
Net Income	**5.93%**	**-18.56%**	**3.54%**	**-15.75%**	**-39.41%**	**NA**
ASSETS, PERCENT OF ASSETS						
Real Estate Loans	40.22%	42.26%	40.62%	43.74%	42.56%	44.03%
Commercial & Industrial Loans	35.86%	37.59%	38.68%	34.67%	31.05%	37.12%
Installment Loans	1.28%	1.25%	1.11%	1.04%	0.96%	0.91%
Agricultural Loans	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
All Other Loans	0.59%	0.68%	0.81%	0.73%	0.67%	0.83%
Total Loans/Leases (Net of Unearned Income)	**77.95%**	**81.77%**	**81.23%**	**80.17%**	**75.24%**	**82.89%**
Less: Loss Reserve	1.20%	1.24%	1.16%	1.11%	1.08%	1.16%
Net Loans and Leases	76.75%	80.54%	80.07%	79.07%	74.16%	81.73%
Interest Bearing Bank Balances	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Federal Funds Sold & Resales	6.54%	1.77%	3.10%	2.12%	7.45%	0.07%
Investment Securities	9.25%	9.94%	8.85%	10.44%	10.91%	9.00%
Total Earning Assets	**93.74%**	**93.48%**	**93.18%**	**92.74%**	**93.60%**	**91.96%**
Noninterest Cash & Due from Banks	1.82%	1.88%	1.83%	2.29%	1.80%	2.79%
Premises, Fixed Assets, Capital Leases	1.86%	1.92%	1.88%	1.81%	1.65%	1.72%
Other Real Estate Owned	0.08%	0.10%	0.48%	0.42%	0.39%	0.52%
Other Assets	3.90%	4.07%	4.01%	4.05%	3.82%	4.35%

Table 1.10
Huron Community Bank
Historical Performance ($000)
By Quarter

	2007Q3	2007Q4	2008Q1	2008Q2	2008Q3	2008Q4
LIABILITIES, PERCENT OF ASSETS						
Demand Deposits	4.47%	4.13%	4.30%	4.84%	4.13%	4.49%
NOW Accounts	1.81%	1.80%	1.57%	1.13%	1.88%	1.22%
Savings Deposits	6.53%	6.72%	7.15%	6.28%	6.12%	6.90%
Money Market Deposits	34.35%	30.59%	29.50%	28.05%	35.19%	31.08%
Time Deposits < $100,000	23.98%	24.79%	23.02%	23.37%	21.91%	24.43%
Time Deposits > $100,000	8.23%	9.07%	9.43%	9.43%	7.91%	8.95%
Total Deposits	**79.36%**	**77.10%**	**74.97%**	**73.10%**	**77.13%**	**77.06%**
Brokered Deposits < $100,000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Brokered Deposits > $100,000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Federal Funds Purchased & Repurchase Agreement	3.52%	3.45%	2.79%	4.93%	3.19%	2.91%
Other Borrowings	5.76%	7.19%	9.97%	9.83%	8.59%	9.20%
Subordinated Notes and Debentures	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other Liabilities	0.65%	0.68%	0.75%	0.76%	0.62%	0.41%
Total Liabilities	89.30%	88.42%	88.48%	88.61%	89.53%	89.58%
All Common & Preferred Capital	10.70%	11.58%	11.52%	11.39%	10.47%	10.42%
Total Liabilities and Capital	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
BALANCE SHEET GROWTH RATES						
Total Loans & Leases	**0.42%**	**-0.62%**	**-0.84%**	**0.13%**	**1.34%**	**2.95%**
Total Assets	**6.10%**	**-5.26%**	**-0.17%**	**1.45%**	**7.99%**	**-6.55%**
Total Deposits	**9.48%**	**-7.96%**	**-2.93%**	**-1.09%**	**13.95%**	**-6.64%**
ASSET QUALITY						
Average Total Loans and Leases	$147,729	$148,346	$148,512	$146,432	$147,113	$150,614
Net Loan Loss to Average Loans/Leases	**0.14%**	**0.43%**	**0.46%**	**0.26%**	**0.48%**	**0.14%**
Provision for Loan Loss to Average Loans/Leases	0.04%	0.28%	0.08%	0.08%	0.78%	0.16%
Loan Loss Reserve to Total Loans	**1.54%**	**1.51%**	**1.43%**	**1.38%**	**1.44%**	**1.40%**
Nonperforming Loans & Other Assets to Total Loans:						
90+ Days Past Due	0.65%	0.35%	0.37%	0.56%	0.82%	1.20%
Nonaccrual Loans & Other Assets	1.06%	0.99%	0.93%	0.98%	1.26%	1.84%
Total Nonperforming Loans & Other Assets	1.71%	1.34%	1.30%	1.54%	2.08%	3.04%
LLR/Nonperforming Loans & Other Assets	90.20%	112.87%	109.57%	89.67%	69.09%	46.18%
OREO as a % of Total Assets	0.08%	0.10%	0.48%	0.42%	0.39%	0.52%
Nonperforming Assets as a % of Total Assets	**1.41%**	**1.19%**	**1.54%**	**1.66%**	**1.96%**	**3.04%**
CAPITAL ADEQUACY						
Core Leverage Ratio (Tangible)	**10.80%**	**11.09%**	**11.15%**	**11.29%**	**11.00%**	**10.01%**
Risk Based Capital Ratios:						
Tier 1	**14.89%**	**15.74%**	**15.70%**	**14.86%**	**14.46%**	**13.24%**
Total	**16.14%**	**16.99%**	**16.96%**	**16.11%**	**15.71%**	**14.49%**
Dividend Payout Ratio (Bank)	**108.80%**	**0.00%**	**118.60%**	**62.61%**	**96.65%**	**NM**
Average Assets for Capital Purposes	$182,958	$183,168	$181,031	$180,737	$186,119	$188,290
Risk Based Assets	$132,688	$129,125	$128,549	$137,382	$141,639	$142,362
Tier 1 Capital	$19,751	$20,318	$20,187	$20,410	$20,479	$18,842
Tier 2 Capital	$1,666	$1,622	$1,613	$1,721	$1,775	$1,784
LIQUIDITY AND RATE SENSITIVITY						
Market Value less Book Value of Investment Securities	$0	$46	$99	$188	$35	$60
Market Value/Book Value of Investment Securities	100.00%	100.26%	100.62%	100.98%	100.16%	100.36%
Total Loans & Leases to Assets	77.95%	81.77%	81.23%	80.17%	75.24%	82.89%
Total Loans and Leases to Deposits	98.22%	106.06%	108.35%	109.68%	97.55%	107.57%
Volatile Liabilities	$33,453	$35,649	$40,068	$44,299	$38,958	$38,932
Cash, Federal Funds & Investment Securities	$33,613	$24,583	$24,876	$27,227	$39,879	$21,927

Table 1.11
Huron Community Financial Services, Inc.
Summary Historical Analysis ($000)

Financial Highlights:	2003Y	2004Y	2005Y	2006Y	2007Y	2008Y
Total Assets	$162,301	$165,575	$181,388	$186,141	$181,732	$186,457
Asset Growth (Annualized)	-0.1%	2.0%	9.6%	2.6%	-2.4%	2.6%
Total Loans	$127,794	$133,919	$145,969	$149,433	$147,924	$153,247
Total Deposits	$120,439	$124,132	$136,140	$142,782	$139,329	$142,467
Loan to Deposit Ratio	106.1%	107.9%	107.2%	104.7%	106.2%	107.6%
Loan Loss Reserve	$1,945	$2,040	$2,111	$2,388	$2,236	$2,149
Loan Loss Reserve to Total Loans	1.52%	1.52%	1.45%	1.60%	1.51%	1.40%
Intangible Assets (Excluding MSRs)	$1,895	$1,666	$1,437	$1,207	$978	$749
Total Shareholders' Equity	$15,758	$17,030	$18,778	$20,876	$21,608	$20,292
Net Income	$1,855	$1,879	$2,165	$2,521	$2,282	$1,093
Nonperforming Assets	$328	$2,265	$1,996	$860	$2,155	$5,614
Nonperforming Assets to Total Assets	0.20%	1.37%	1.10%	0.46%	1.19%	3.01%
Performance Ratios:						
Return on Average Assets	1.14%	1.15%	1.25%	1.37%	1.24%	0.59%
Return on Average Equity	12.41%	11.46%	12.10%	12.73%	10.74%	5.22%
Total Equity to Assets	9.71%	10.29%	10.35%	11.22%	11.89%	10.88%
Dividend Payout Ratio	30.9%	43.6%	46.8%	46.4%	51.7%	129.2%
Per Share Summary:						
Basic Earnings Per Share	$3.52	$3.46	$3.88	$4.33	$3.85	$1.85
Diluted Earnings Per Share	$3.43	$3.29	$3.67	$4.12	$3.68	$1.78
Dividends Per Share (1)	$1.09	$1.50	$1.80	$2.00	$2.00	$2.40
Book Value Per Share	$29.47	$31.03	$33.14	$35.60	$36.80	$35.67
Tangible Book Value Per Share	$25.92	$27.99	$30.60	$33.54	$35.13	$34.35
Other Data:						
Common Shares Outstanding	534,765	548,836	566,661	586,390	587,185	568,891
Average Basic Shares Outstanding	527,281	542,694	558,055	582,647	592,403	590,406
Average Diluted Shares Outstanding	540,274	570,719	589,565	611,660	619,484	614,648
Common Dividends Paid	$574	$819	$1,013	$1,170	$1,180	$1,412
Stock Options Outstanding	92,079	87,596	92,483	84,951	77,989	74,506
Weighted Average Exercise Price	$24.97	$31.89	$28.07	$30.80	$33.81	$36.43
Normalized Performance:						
Stated Net Income				$2,521	$2,282	$1,093
Non-Recurring Expenses (P-T)				$0	$247	$355
Securities Losses (P-T)				$0	$0	$863
Adjustment for Normalized Loan Loss Provision (P-T)				$0	$0	$168
Recoveries on Nonperforming Loans (A-T)				($176)	$0	$0
Total After-Tax Adjustments (35% tax rate)				($176)	$161	$901
Core Net Income				$2,345	$2,443	$1,994
Basic Core Earnings Per Share				$4.02	$4.12	$3.38
Diluted Core Earnings Per Share				$3.83	$3.94	$3.24
Core Return on Average Assets				1.28%	1.33%	1.08%
Core Return on Average Equity				11.84%	11.50%	9.52%

Source: Company's audited financials where available.
Note: Return on average assets and return on average equity based on a simple average calculation.
(1) Dividends per share from audited financials, where available.

Table 1.12
Huron Community Financial Services, Inc.
Parent-Only Historical Performance Summary ($000)

BALANCE SHEET	2003Y	2004Y	2005Y	2006Y	2007Y	2008Y
Total Cash & Balances Due	$96	$388	$258	$235	$143	$152
Investments in Bank Subs						
Equity	$14,870	$16,003	$17,978	$20,125	$20,946	$19,257
Goodwill	$405	$405	$405	$405	$405	$405
Other Assets	$571	$528	$514	$461	$434	$1,073
Total Assets	$15,942	$17,324	$19,155	$21,226	$21,927	$20,887
Commercial Paper	$0	$0	$0	$0	$0	$0
Other Short-Term Borrowings	$0	$0	$0	$0	$0	$0
Long-Term Borrowings	$0	$0	$0	$0	$0	$0
Accrued Interest Payable	$0	$0	$0	$0	$0	$0
Other Liabilities	$185	$294	$378	$350	$319	$595
Total Liabilities	$185	$294	$378	$350	$319	$595
Common Stock	$9,346	$10,915	$12,295	$14,010	$15,893	NA
Retained Earnings	$6,289	$6,121	$6,578	$6,878	$5,698	NA
Other Comprehensive Income	$122	-$6	-$95	-$12	$17	NA
Other Equity Components	$0	$0	$0	$0	$0	NA
Total Equity	$15,757	$17,030	$18,778	$20,876	$21,608	$20,292
Total Liabilities & Equity	$15,942	$17,324	$19,155	$21,226	$21,927	$20,887

INCOME STATEMENT	2003Y	2004Y	2005Y	2006Y	2007Y	2008Y
Income from Bank Subs						
Dividend	$1,145	$670	$150	$0	$1,555	$2,718
Other	$0	$0	$0	$520	$0	$0
Total Operating Income	$1,145	$670	$150	$520	$1,555	$2,718
Interest Expense	$11	$0	$0	$0	$0	$0
Other Expenses	$68	$66	$62	$77	$97	$78
Total Operating Expense	$79	$66	$62	$77	$97	$78
Income before Tax & Undistributed Income	$1,066	$604	$88	$443	$1,458	$2,641
Income Taxes	-$29	-$14	-$14	-$14	-$32	-$24
Income before Undistributed Income	$1,095	$618	$102	$457	$1,490	$2,665
Equity in Undistributed Income Banks	$760	$1,261	$2,063	$2,064	$792	-$1,572
Net Income	$1,855	$1,879	$2,165	$2,521	$2,282	$1,093

Source: Company's annual reports and regulatory filings.

Table 2.1
Huron Community Bank
Discounted Cash Flow Value - Projected Performance ($000)

	ACTUAL LTM	PROJECTED 12-MONTH PERIOD ENDING:				
BALANCE SHEET GROWTH:	31-Dec-08	31-Dec-09	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13
Total Assets	**$184,873**	**$194,117**	**$199,940**	**$205,938**	**$212,117**	**$218,480**
Asset Growth	2.2%	5.0%	3.0%	3.0%	3.0%	3.0%
Average Assets	$184,511	$189,495	$197,028	$202,939	$209,027	$215,298
INCOME STATEMENT PROJECTIONS:						
Net Interest Income	**$6,953**	**$7,390**	**$7,684**	**$7,915**	**$8,152**	**$8,397**
Noninterest Income	**$1,349**	**$1,421**	**$1,478**	**$1,522**	**$1,568**	**$1,615**
Noninterest Expense	**$5,537**	**$5,632**	**$5,684**	**$5,695**	**$5,866**	**$6,042**
Salaries	$2,953	$2,985	$3,074	$3,146	$3,240	$3,337
Occupancy	$848	$871	$906	$933	$961	$989
Core Deposit Intangible Amortization	$229	$229	$115	$0	$0	$0
Other Expenses	$1,507	$1,548	$1,590	$1,617	$1,665	$1,715
Provision	**$408**	**$378**	**$393**	**$405**	**$417**	**$429**
Securities Gains	($863)	$0	$0	$0	$0	$0
Pre-Tax Income	$1,494	$2,801	$3,085	$3,337	$3,437	$3,540
Applicable Taxes (1)	$348	$741	$816	$883	$909	$936
Extraordinary Items	$0	$0	$0	$0	$0	$0
Net Income	**$1,146**	**$2,060**	**$2,269**	**$2,454**	**$2,528**	**$2,604**
Normalized Net Income	**$1,707**					
% Change (Based on Normalized 2008 Net Income)		20.7%	10.1%	8.2%	3.0%	3.0%
INCOME STATEMENT RATIOS:						
Net Interest Income	3.77%	3.90%	3.90%	3.90%	3.90%	3.90%
Net Interest Income (TE)	**3.83%**	**3.96%**	**3.96%**	**3.96%**	**3.96%**	**3.96%**
Noninterest Income	**0.73%**	**0.75%**	**0.75%**	**0.75%**	**0.75%**	**0.75%**
Noninterest Expense	**3.00%**	**2.97%**	**2.88%**	**2.81%**	**2.81%**	**2.81%**
Salaries	1.60%	1.58%	1.56%	1.55%	1.55%	1.55%
Occupancy	0.46%	0.46%	0.46%	0.46%	0.46%	0.46%
Core Deposit Intangible Amortization	0.12%	0.12%	0.06%	0.00%	0.00%	0.00%
Other Expenses	0.82%	0.82%	0.81%	0.80%	0.80%	0.80%
Provision	**0.22%**	**0.20%**	**0.20%**	**0.20%**	**0.20%**	**0.20%**
Securities Gains	-0.47%	0.00%	0.00%	0.00%	0.00%	0.00%
Pre-Tax Income	0.81%	1.48%	1.57%	1.64%	1.64%	1.64%
Applicable Taxes (1)	0.19%	0.39%	0.41%	0.43%	0.43%	0.43%
Extraordinary Items	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Net Income	**0.62%**	**1.09%**	**1.15%**	**1.21%**	**1.21%**	**1.21%**
Normalized Net Income	**0.93%**					
Efficiency Ratio (2)	**63.94%**	**61.32%**	**60.78%**	**60.35%**	**60.35%**	**60.35%**

FOOTNOTE:

(1) Based on Effective Tax Rate of:	26.45%					
and tax exempt income of:	$335	$344	$358	$368	$380	$391

(2) Efficiency Ratio = (Noninterest Expense - Core Deposit Intangible Amortization) / (Net Interest Income + Noninterest Income).

Note: Net Interest Income (TE) based on 35% marginal tax rate.

Table 2.2
Huron Community Bank
Discounted Cash Flow Value - Input and Results ($000)

INPUT VARIABLES		
Date of Valuation		31-Dec-08
Shares Outstanding		NA
Total Assets		$184,873
Total Equity Capital excluding Other Comprehensive Income		$19,220
Required equity to assets ratio		8.00%
Current Ratio:	10.40%	
After-tax return on excess capital		2.64%
Discount Rate		12.20%

RESULTS OF INPUT VARIABLES	
Required Equity Capital	$14,405
Excess Capital	$4,815
Earnings on Excess Capital	$127
Projected Period 1 Net Income	$2,060
Adjusted Period 1 Net Income	$1,933
Adjusted Total Assets	$180,058

ADJUSTMENTS TO NET INCOME BASED ON EXCESS CAPITAL

Period	Excess Capital (Cash Flow)	Projected Net Income	Adjustments to Net Income	Adjusted Net Income
Actual	$4,815			
1	$1,213	$2,060	$127	$1,933
2	$1,688	$2,269	$127	$2,142
3	$1,860	$2,454	$127	$2,327
4	$1,919	$2,528	$127	$2,401
5	$1,981	$2,604	$127	$2,476

DISCOUNTED CASH FLOW VALUE RESULTS	
Period Five Adjusted Net Income	$2,476
Capitalization Rate	9.20%
Residual Value	$26,918
Residual Value as a % of Book Value	158.12%
Present Value of Residual Value	$15,138
Present Value of Cash Flow	$11,186
Aggregate Present Value	*$26,324*
As a % of Equity	137%
As a Multiple of LTM Earnings	23.0
As a Multiple of Period 1 Earnings	12.8

Table 2.3
Huron Community Financial Services, Inc.
Discounted Cash Flow Value - Parent-Only Adjustments

	Parent-Only Balance Sheet ($000)		
Assets	**Book Value**	**Adjustments**	**Market Value**
Total Cash & Balances Due	$152		$152
Total Securities	$0		$0
Net Loans	$0		$0
Investments in Bank Subs			
Equity	**$19,257**	**$7,067** (1)	**$26,324**
Goodwill	**$405**	**($405)** (2)	**$0**
Other Assets	$1,073		$1,073
Total Assets	**$20,887**		**$27,549**
Liabilities			
Commercial Paper	$0		$0
Other Short-Term Borrowings	$0		$0
Long-Term Borrowings	$0		$0
Accrued Interest Payable	$0		$0
Other Liabilities	$595		$595
Total Liabilities	**$595**		**$595**
Equity			
Common Stock	$20,292		$20,292
Retained Earnings	NA		NA
Other Comprehensive Income	NA		NA
Other Equity Components	NA		NA
Adjustment to Equity Capital		**$7,067** (1) **($405)** (2)	**$6,662**
Total Equity	**$20,292**		**$26,954**
Total Liabilities and Equity	**$20,887**		**$27,549**
Per Share Adjustments:			
Book Value Per Share	$35.67	**$11.71**	**$47.38**
As a % of Book Value	100%	33%	133%
Shares Outstanding	568,891		

(1) To adjust value of Bank to market value as determined using the discounted cash flow value approach.
(2) To adjust goodwill held at parent-level to market value.

Table 2.4
Huron Community Financial Services, Inc.
Discounted Cash Flow Value - Other Adjustments

Pre-Adjustment Value	**31-Dec-08**
Indication of Value	$47.38
Adjustments	
Effect of Stock Options on a Per Share Basis (1)	($0.91)
DCF Value Results After Adjustments	
Indication of Value	**$46.47**
% of Book Value	**130%**
% of Tangible Book Value	**135%**
Multiple of 2008 Stated EPS	**25.1**
Multiple of 2008 Diluted Core EPS	**14.3**

(1) The Black-Scholes method is the most common and widely accepted model to calculate the fair value of an option. Based on the following assumptions:

Indication of Value	$47.38
Weighted Exercise Price of Options	$36.43
Weighted Expected Life of Options (yrs)	7.00
Expected Annual Dividend Yield	4.64%
Risk-Free Interest Rate (Equal to term of options)	2.28%
Volatility	15.20%
Shares Under Option	74,506
Total Shares Outstanding	568,891
Present Value of Option Using Black-Scholes Method	$6.98
Aggregate Present Value of Options	$519,888

Table 3.1
Huron Community Bank
Net Asset Value - Summary

	Premium (Discount)	31-Dec-08	Adjustment Source
Stated Book Value ($000)		$19,257	
Adjustments			
Securities (Held-to-Maturity)	$60		Call Report
Loans and Leases (Yield Basis Adjustment)	$1,100		Table 3.2
Credit Quality Adjustment	($73)		Internal Report
Premises and Fixed Assets	$0		
Other Real Estate Owned	($192)		Table 3.3
Core Deposit Intangible	($344)		Call Report
Other Assets	$0		
Time Deposits	($370)		Table 3.4
Borrowings	($745)		Table 3.5
Other Liabilities	$0		
Total Balance Sheet Adjustments	**($563)**		
Additional Adjustments			
Core Deposit Value	$3,570		Table 3.6
Other Adjustments	$0		
Total Additional Adjustments	**$3,570**		
Total Adjustments		**$3,007**	
Net Asset Value		**$22,264**	
Net Asset Value/Stated Book Value		**116%**	

Table 3.2
Huron Community Bank
Net Asset Value - Loan Portfolio Valuation Summary ($000)

	Stated Book Value	Market Value	Premium (Discount)
TOTALS	$153,247	$154,347	$1,100

	TOTAL LOANS
Stated Book Value	$153,247
Estimated Average Repricing Period (Years)	2.09
Estimated Average Maturity Period (Years)	4.17
Bank Yield on Total Loans (1)	6.42%
Market Yield on Total Loans (2)	5.76%
Discount Rate	5.76%
Projected Monthly Cash Flow @ Bank Yield (3)	$3,496
Projected Montly Cash Flow @ Market Yield (3)	$3,449
Actual vs. Market Cash Flow Per Month	$47
Present Value of Positive (Negative) Cash Flow	$1,100
Market Value of Term Loan Category	$154,347

Year	Actual vs. Market Cash Flow Per Year During Repricing Period	Present Value of Actual vs. Market Cash Flow During Repricing Period
1	$560	$544
2	$560	$514
3	$49	$42
4	$0	$0
5	$0	$0
6	$0	$0
7	$0	$0

(1) Based on 12/31/08 Asset/Liability Report.
(2) Based on National Averages from BanxQuote.com.
(3) Ordinary annuity calculation utilizing the average maturity period.

Table 3.3
Huron Community Bank
Net Asset Value - Discount to Other Real Estate ($000)

Bank Management's Estimate of Loss

Type of Asset	Aggregate Dollar Amount	Management's Estimate of Loss	Discount (Dollars)
Other Real Estate Owned	$960	0.00%	$0
Totals	$960	0.00%	$0

Austin Associates' Additional Discounts

Type of Asset	Aggregate Dollar Amount	Discount (Percent)	Discount (Dollars)
Other Real Estate Owned	$960	20.00%	$192
Totals	$960		$192

Total Discount	$192

Table 3.4
Huron Community Bank
Net Asset Value - Certificates of Deposit Valuation Summary ($000)

Deposit Type	Stated Book Value	Market Value	Premium (Discount)
Jumbo CDs	$16,546	$16,614	($68)
All Other CDs	$45,157	$45,459	($302)
Totals	$61,703	$62,073	($370)

Note: The Market Value for Deposit Liabilities will be less than Book Value when the Market Interest Rate Exceeds the Bank Interest Rate.

	Jumbo CDs	All Other CDs
Stated Book Value	$16,546	$45,157
Estimated Average Maturity (Years)	0.85	1.17
Bank Rate (1)	3.49%	3.33%
Market Rate (1)	3.00%	2.75%
Discount Rate	3.00%	2.75%
Projected Annual Interest - Bank Rates (2)	$577	$1,506
Projected Annual Interest - Market Rates (2)	$496	$1,242
Actual vs. Market Interest Paid	($81)	($264)
Present Value of Positive (Negative) Cash Flow	($68)	($302)
Market Value of CD Category	$16,614	$45,459

	Actual vs. Market Annual Interest Paid		Present Value of Actual vs. Market Interest Paid	
YEAR	Jumbo CDs	All Other CDs	Jumbo CDs	All Other CDs
1	($69)	($264)	($68)	($260)
2	$0	($44)	$0	($42)
3	$0	$0	$0	$0
4	$0	$0	$0	$0
5	$0	$0	$0	$0

(1) Bank Rates calculated from 12/31/08 Asset/Liability Report;
Market Rates are estimated based on National Averages from BanxQuote.com.

(2) Assumes Simple Interest paid annually.

Table 3.5
Huron Community Bank
Net Asset Value - Detail on Borrowings ($000)

Borrowing Type	Stated Book Value	Market Value	Premium (Discount)
FHLB - Term	$17,000	$17,745	($745)
Totals	$17,000	$17,745	($745)

Note: The Market Value for Borrowings will be less than Book Value when the Market Interest Rate Exceeds the Bank Interest Rate.

	FHLB - Term
Stated Book Value	$17,000
Estimated Average Maturity (Years)	1.68
Bank Rate (1)	4.66%
Market Rate (1)	2.00%
Discount Rate	2.00%
Projected Annual Interest - Bank Rates (2)	$792
Projected Annual Interest - Market Rates (2)	$340
Actual vs. Market Interest Paid	($452)
Present Value of Positive (Negative) Cash Flow	($745)
Market Value of Borrowing Category	$17,745

	Actual vs. Market Annual Interest Paid	Present Value of Actual vs. Market Interest Paid
YEAR	FHLB - Term	FHLB - Term
1	($452)	($448)
2	($306)	($297)
3	$0	$0
4	$0	$0
5	$0	$0

Note: Excludes overnight FHLB borrowings.

(1) Bank Rates calculated from 12/31/08 Asset/Liability Report;
Market Rates are based on FHLB rates as of December 31, 2008 for equivalent term of borrowings.

(2) Assumes Simple Interest paid annually.

Table 3.6
Huron Community Bank
Net Asset Value - Core Deposit Value ($000)

	Demand Deposits		NOW Accounts		
Total Balance (1)	$22,906		$9,521		
Core Deposit Expenses:	$ Amount	% of Balance	$ Amount	% of Balance	
Interest Costs (1)	$0	0.00%	$65	0.68%	
Allocated Operating Costs	$458	2.00%	$95	1.00%	(2)
Less: Service Charge Income	($390)	-1.70%	($49)	-0.51%	(3)
Total Net Costs of Core Deposits	$68	0.30%	$111	1.17%	
Alternative Funding Costs	$726	3.17%	$302	3.17%	(4)
Pre-Tax Spread on Core Deposit	$658	2.87%	$191	2.00%	
Applicable Taxes @ 40%	($263)	-1.15%	($76)	-0.80%	
After-Tax Spread on Core Deposits	$395	1.72%	$114	1.20%	

	Savings Accounts		Money Market Deposits		
Total Balance (1)	$13,045		$37,659		
Core Deposit Expenses:	$ Amount	% of Balance	$ Amount	% of Balance	
Interest Costs (1)	$26	0.20%	$414	1.10%	
Allocated Operating Costs	$33	0.25%	$188	0.50%	(2)
Less: Service Charge Income	($24)	-0.19%	($24)	-0.06%	(3)
Total Net Costs of Core Deposits	$34	0.26%	$578	1.54%	
Alternative Funding Costs	$414	3.17%	$1,194	3.17%	(4)
Pre-Tax Spread on Core Deposit	$379	2.91%	$616	1.63%	
Applicable Taxes @ 40%	($152)	-1.16%	($246)	-0.65%	
After-Tax Spread on Core Deposits	$228	1.74%	$369	0.98%	

ALL CORE DEPOSITS: 10 Year Sum of Years Digits - Depletion Schedule

Period	Balance Beg. of Period	Average Balance	After-Tax Spread	P.V.I.F. 3.17%	Present Value
1	$83,131	$75,574	$1,006	0.9844	$990
2	$68,016	$61,215	$815	0.9539	$777
3	$54,413	$48,367	$644	0.9244	$595
4	$42,321	$37,031	$493	0.8958	$441
5	$31,741	$27,207	$362	0.8680	$314
6	$22,672	$18,893	$251	0.8412	$212
7	$15,115	$12,092	$161	0.8151	$131
8	$9,069	$6,802	$91	0.7899	$71
9	$4,534	$3,023	$40	0.7654	$31
10	$1,511	$756	$10	0.7417	$7
11	$0	$0	$0	0.7188	$0

Estimated Value of Core Deposit Accounts	**$3,570**
Estimated Value as Percent of Core Deposits	**4.29%**

(1) Balance and rate information from Bank's December 2008 Asset/Liability Report.

(2) Estimated using Austin proprietary data.

(3) 80% allocated to Demand Deposits, 10% to NOW Accounts, and 5% to Savings and Money Market Accounts.

(4) Based on 5 Yr. FHLB Regular Fixed Rate Advance at December 31, 2008.

Table 3.7
Huron Community Financial Services, Inc.
Net Asset Value - Parent-Only Adjustments

	Parent-Only Balance Sheet ($000)		
	Book Value	**Adjustments**	**Market Value**
Assets			
Total Cash & Balances Due	$152		$152
Total Securities	$0		$0
Net Loans	$0		$0
Investments in Bank Subs			
Equity	**$19,257**	**$3,007** (1)	**$22,264**
Goodwill	**$405**	**($405)** (2)	**$0**
Other Assets	$1,073		$1,073
Total Assets	**$20,887**		**$23,489**
Liabilities			
Commercial Paper	$0		$0
Other Short-Term Borrowings	$0		$0
Long-Term Borrowings	$0		$0
Accrued Interest Payable	$0		$0
Other Liabilities	$595		$595
Total Liabilities	**$595**		**$595**
Equity			
Common Stock	$20,292		$20,292
Retained Earnings	NA		NA
Other Comprehensive Income	NA		NA
Other Equity Components	NA		NA
Adjustment to Equity Capital		**$3,007** (1) **($405)** (2)	**$2,602**
Total Equity	**$20,292**		**$22,894**
Total Liabilities and Equity	**$20,887**		**$23,489**
Per Share Adjustments:			
Book Value Per Share	$35.67	**$4.57**	**$40.24**
As a % of Book Value	100%	**13%**	**113%**
Shares Outstanding	568,891		

(1) To adjust value of Bank to market value as determined using the discounted cash flow value approach.
(2) To adjust goodwill held at parent-level to market value.

Table 3.8
Huron Community Financial Services, Inc.
Net Asset Value - Other Adjustments

	31-Dec-08
Pre-Adjustment Value	
Indication of Value	$40.24
Adjustments	
Effect of Stock Options on a Per Share Basis (1)	($0.51)
Net Asset Value Results After Adjustments	
Indication of Value	**$39.74**
% of Book Value	**111%**
% of Tangible Book Value	**116%**
Multiple of 2008 Stated EPS	**21.5**
Multiple of 2008 Diluted Core EPS	**12.2**

(1) The Black-Scholes method is the most common and widely accepted model to calculate the fair value of an option. Based on the following assumptions:

Indication of Value	$40.24
Weighted Exercise Price of Options	$36.43
Weighted Expected Life of Options (yrs)	7.00
Expected Annual Dividend Yield	4.64%
Risk-Free Interest Rate (Equal to term of options)	2.28%
Volatility	15.20%
Shares Under Option	74,506
Total Shares Outstanding	568,891
Present Value of Option Using Black-Scholes Method	$3.88
Aggregate Present Value of Options	$288,942

Table 4.1
Bank Summary Statistics - National
Minority Share Pricing as of 12/31/08*

**** Includes All Publicly Traded Banks ****

By Assets	# Included	Total Assets ($000)	Tangible Equity/ Assets	LTM Core ROAA	LTM Core ROAE	Average Price/ Book	Average Price/ Tg Book	Price/ LTM Core EPS	1-year Stock Price Change	% Realizing Price Increase Over LTM
> $5.0 Billion	89	$12,622,909	6.16%	0.75%	7.45%	108%	169%	14.3	-29.62%	22.5%
$1.0 - $5.0 Billion	198	$1,745,835	6.66%	0.68%	6.93%	103%	131%	13.3	-34.50%	23.2%
$500 Million - $1.0 Billion	183	$695,040	7.46%	0.71%	8.25%	90%	97%	10.4	-38.80%	5.5%
$300 - $500 Million	152	$397,327	7.94%	0.68%	7.33%	88%	93%	11.6	-33.33%	6.6%
$100 - $300 Million	329	$202,690	9.53%	0.40%	3.76%	88%	89%	15.8	-31.03%	9.7%
< $100 Million	100	$68,218	14.46%	-0.90%	-5.59%	85%	85%	21.1	-27.34%	10.0%
By LTM Core ROAE										
> 15%	42	$964,522	7.68%	1.49%	16.98%	186%	213%	10.9	-1.52%	40.5%
10 - 15%	177	$639,642	7.46%	1.04%	11.80%	136%	158%	10.6	-11.68%	20.9%
5 - 10%	332	$487,856	8.44%	0.74%	7.67%	98%	117%	12.1	-25.28%	13.9%
< 5%	467	$263,041	8.38%	-0.14%	-1.46%	65%	71%	22.2	-51.02%	5.1%
By Region										
Mid Atlantic	223	$379,945	7.91%	0.75%	8.17%	112%	129%	13.2	-20.04%	17.0%
Midwest	222	$604,183	7.52%	0.63%	6.76%	93%	110%	12.3	-29.41%	13.1%
New England	47	$423,068	7.28%	0.59%	5.80%	103%	121%	12.9	-28.22%	4.3%
Southeast	276	$457,806	8.24%	0.45%	4.90%	83%	95%	12.6	-38.72%	11.6%
Southwest	38	$1,536,356	7.67%	0.82%	8.51%	126%	156%	13.2	-20.40%	28.9%
West	252	$243,590	9.48%	0.23%	2.07%	80%	87%	14.2	-46.07%	6.7%
All Banks	***1,051***	***$433,172***	***8.12%***	***0.54%***	***5.62%***	***93%***	***106%***	***12.9***	***-32.93%***	***12.2%***

*Excludes M&A targets and based on median statistics unless noted.


Total Return Comparison (12/31/2007 - 12/31/2008)
100.00
90.00
80.00
70.00
60.00
50.00

	2007Q4	2008Q1	2008Q2	2008Q3	2008Q4	LTM % Change
SNL Bank Index	100.00	90.83	69.00	87.23	57.06	-42.94%
SNL Bank < $250M	100.00	99.06	86.41	80.13	63.90	-36.10%
SNL Midwest Bank	100.00	94.13	73.25	86.17	65.79	-34.21%

Note: Midwest Region consists of the following states: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, and WI.

Table 4.2
Bank Summary Statistics - National
Minority Share Pricing as of 12/31/08*

**** Includes All Publicly Traded Banks With Assets Less than $5 Billion ****

By Assets	# Included	Total Assets ($000)	Tangible Equity/ Assets	LTM Core EPS Growth	LTM Core ROAA	LTM Core ROAE	NPAs/ Total Assets
$1.0 - $5.0 Billion	198	$1,745,835	6.66%	-11.9%	0.68%	6.93%	1.07%
$500 Million - $1.0 Billion	183	$695,040	7.46%	-7.8%	0.71%	8.25%	0.89%
$300 - $500 Million	152	$397,327	7.94%	-10.1%	0.68%	7.33%	0.91%
$100 - $300 Million	329	$202,690	9.53%	-17.1%	0.40%	3.76%	0.92%
< $100 Million	100	$68,218	14.46%	-14.8%	-0.90%	-5.59%	0.26%
NPAs/Total Assets*							
<1%	491	$325,381	8.82%	-3.3%	0.70%	7.48%	0.39%
1%- 3%	285	$454,068	7.91%	-22.8%	0.53%	5.40%	1.57%
>3%	141	$319,423	8.05%	-62.5%	-0.54%	-6.12%	4.39%
By LTM Earnings Growth*							
Down > 50%	111	$359,514	8.04%	-72.5%	0.22%	2.26%	1.60%
Down 0% - 50%	322	$468,207	8.45%	-19.8%	0.72%	7.73%	0.87%
Up < 10%	93	$528,511	8.43%	5.5%	0.98%	11.22%	0.71%
Up > 10%	432	$372,204	7.91%	26.5%	0.84%	10.15%	0.56%
All Banks <$5 Billion	***962***	***$371,158***	***8.36%***	***-12.1%***	***0.53%***	***5.59%***	***0.89%***

By Assets	# Included	Average Price/ Book	Average Price/ Tg Book	Price/ LTM Core EPS	1-year Stock Price Change	3-month Stock Price Change	% Realizing Price Increase Over LTM
$1.0 - $5.0 Billion	198	103%	131%	13.3	-34.50%	-21.61%	23.2%
$500 Million - $1.0 Billion	183	90%	97%	10.4	-38.80%	-18.55%	5.5%
$300 - $500 Million	152	88%	93%	11.6	-33.33%	-15.85%	6.6%
$100 - $300 Million	329	88%	89%	15.8	-31.03%	-14.92%	9.7%
< $100 Million	100	85%	85%	21.1	-27.34%	-14.29%	10.0%
NPAs/Total Assets*							
<1%	491	109%	120%	12.9	-22.27%	-11.34%	16.5%
1%- 3%	285	84%	94%	12.3	-39.23%	-20.00%	6.3%
>3%	141	46%	49%	19.0	-67.43%	-38.49%	5.0%
By LTM Earnings Growth*							
Down > 50%	111	71%	78%	27.4	-47.59%	-25.00%	4.5%
Down 0% - 50%	322	102%	116%	12.1	-31.81%	-15.24%	12.1%
Up < 10%	93	130%	146%	11.7	-12.54%	-7.21%	19.4%
Up > 10%	432	115%	126%	11.4	-14.95%	-9.38%	7.4%
All Banks <$5 Billion	***962***	***91%***	***100%***	***12.7***	***-33.09%***	***-16.67%***	***11.2%***

* Some banks may not have reported nonperforming assets and/or LTM/Prior LTM earnings. As a result, the sum of the number of banks may not reconcile to the total number of banks with less than $5 billion in assets.

Table 4.3
Select Publicly Traded Banks in Michigan with Assets < $1.0 Billion

Additional Criteria:
LTM Core ROAA > 0.00%

FINANCIAL PERFORMANCE

	Company Name	City	ST	MRQ Total Assets ($000)	MRQ Tg Equity/ Tg Assets (%)	LTM Core[2] EPS Growth (%)	LTM Core[3] ROAA (%)	LTM Core[3] ROAE (%)	LTM Efficiency Ratio (%)	MRQ NPAs/ Assets (%)
1	United Bancorp, Inc.	Tecumseh	MI	$815,347	8.54%	-62.2%	0.39%	4.30%	63.32%	2.49%
2	O.A.K. Financial Corporation	Byron Center	MI	$802,256	8.91%	-31.9%	0.64%	6.76%	67.00%	1.10%
3	Southern Michigan Bancorp	Coldwater	MI	$472,914	6.27%	-48.5%	0.51%	5.51%	72.86%	2.48%
4	ChoiceOne Financial Services	Sparta	MI	$461,228	8.09%	-26.8%	0.54%	4.71%	66.40%	2.47%
5	Mackinac Financial Corporation	Manistique	MI	$440,953	9.38%	-96.7%	0.08%	0.88%	87.26%	1.45%
6	Commercial National Finl Corp	Ithaca	MI	$328,930	5.39%	18.3%	0.96%	15.37%	61.86%	0.41%
7	West Shore Bank Corporation	Ludington	MI	$326,987	8.02%	60.7%	0.73%	8.67%	65.64%	1.61%
8	Monarch Community Bancorp	Coldwater	MI	$287,973	9.52%	-46.2%	0.33%	2.46%	71.76%	1.24%
9	CNB Corporation	Cheboygan	MI	$266,361	8.31%	-93.8%	0.08%	0.84%	83.35%	2.20%
10	Century Financial Corporation	Coldwater	MI	$244,253	12.11%	-17.9%	1.28%	10.39%	63.45%	1.34%
11	HCB Financial Corporation	Hastings	MI	$236,113	10.14%	-7.4%	0.74%	6.76%	70.42%	1.08%
12	Central Bank Corporation	Slt Sainte Marie	MI	$226,738	8.84%	6.9%	1.15%	12.06%	60.59%	2.16%
13	Eastern Michigan Finl Corp	Croswell	MI	$219,850	10.53%	-44.5%	0.54%	5.25%	72.76%	3.68%
14	CSB Bancorp, Inc.	Chelsea	MI	$196,888	11.99%	23.9%	1.61%	13.80%	61.91%	2.84%
15	Capital Directions, Inc.	Mason	MI	$122,504	10.45%	-13.9%	0.95%	9.52%	70.41%	0.51%
16	University Bancorp, Inc.	Ann Arbor	MI	$112,969	4.99%	-91.7%	0.10%	1.59%	96.13%	1.68%
	Average			**$347,642**	**8.84%**	**-29.5%**	**0.66%**	**6.80%**	**70.95%**	**1.80%**
	25th Percentile			**$225,016**	**8.07%**	**-51.9%**	**0.38%**	**3.84%**	**72.79%**	**2.47%**
	Median			**$277,167**	**8.88%**	**-29.3%**	**0.59%**	**6.14%**	**68.71%**	**1.65%**
	75th Percentile			**$446,022**	**10.22%**	**-3.9%**	**0.95%**	**9.74%**	**63.42%**	**1.21%**
	Huron Community Financial (1)			***$186,457***	***10.52%***	***-17.7%***	***1.08%***	***9.52%***	***64.86%***	***3.01%***

(1) Financial performance based on 2008 core net income of $2.0 million. (Efficiency ratio excludes core deposit amortization)
(2) Core EPS growth, if available. If Core, Diluted, and Basis EPS growth is not available, stated net income growth over the last twelve months is provided.
(3) Core if available.

STOCK PERFORMANCE

	Company Name	Exchange	Ticker	12/31/08 Closing Price	1-Year Price Change (%)	Price/ Book (%)	Price/ Tg Book (%)	Price/ LTM Core[3] EPS (x)	1-Year Average Monthly Volume	Monthly Volume to Shares
1	United Bancorp, Inc.	OTCBB	UBMI	$7.55	-55.6%	52%	55%	12.3	20,240	0.40%
2	O.A.K. Financial Corporation	OTCBB	OKFC	$19.18	-43.0%	72%	73%	10.7	13,200	0.49%
3	Southern Michigan Bancorp	OTCBB	SOMC	$7.25	-67.1%	37%	59%	6.5	33,792	1.46%
4	ChoiceOne Financial Services	OTCBB	COFS	$8.30	-33.6%	50%	75%	10.6	16,808	0.52%
5	Mackinac Financial Corporation	NASDAQ	MFNC	$4.40	-51.0%	36%	36%	46.6	49,588	1.45%
6	Commercial National Finl Corp	OTCBB	CEFC	$6.40	-26.0%	117%	117%	7.2	9,570	0.29%
7	West Shore Bank Corporation	Pink	WSSH	$18.00	-29.4%	94%	95%	11.2	3,674	0.27%
8	Monarch Community Bancorp	NASDAQ	MCBF	$3.50	-69.1%	20%	27%	8.0	76,472	3.71%
9	CNB Corporation	OTCBB	CNBZ	$15.00	-51.1%	82%	82%	NM	4,466	0.37%
10	Century Financial Corporation	OTCBB	CYFL	$10.50	-44.0%	70%	70%	7.0	6,160	0.31%
11	HCB Financial Corporation	OTCBB	HCBN	$14.00	-42.3%	63%	63%	8.5	7,238	0.68%
12	Central Bank Corporation	Pink	CBSU	$16.10	-4.5%	87%	90%	NA	352	0.03%
13	Eastern Michigan Finl Corp	Pink	EFIN	$13.50	-30.8%	66%	66%	12.7	5,214	0.46%
14	CSB Bancorp, Inc.	Pink	CBMI	$261.50	-50.1%	140%	140%	10.0	352	0.28%
15	Capital Directions, Inc.	OTCBB	CTDN	$47.55	0.0%	162%	162%	23.2	-	0.00%
16	University Bancorp, Inc.	NASDAQ	UNIB	$1.90	-13.6%	156%	156%	NM	21,428	0.50%
	Average				**-38.2%**	**82%**	**85%**	**13.4**	**16,785**	**0.70%**
	25th Percentile				**-51.0%**	**52%**	**62%**	**8.0**	**4,268**	**0.29%**
	Median				**-42.6%**	**71%**	**74%**	**10.6**	**8,404**	**0.43%**
	75th Percentile				**-28.6%**	**100%**	**100%**	**12.3**	**20,537**	**0.56%**

Table 4.4
Select Publicly Traded Banks in the Midwest
with Assets Between $100 Million - $300 Million

Additional Criteria:
LTM Core ROAE > 5.00% and NPAs/Assets > 1.00%

FINANCIAL PERFORMANCE

	Company Name	City	ST	MRQ Total Assets ($000)	MRQ Tg Equity/ Tg Assets (%)	LTM Core[2] EPS Growth (%)	LTM Core[3] ROAA (%)	LTM Core[3] ROAE (%)	LTM Efficiency Ratio (%)	MRQ NPAs/ Assets (%)
1	FCN Banc Corp.	Brookville	IN	$277,009	11.17%	-1.1%	1.03%	8.56%	57.23%	1.63%
2	Citizens Commerce Bancshares	Versailles	KY	$268,525	6.19%	-30.1%	0.46%	6.76%	69.15%	2.91%
3	Century Financial Corporation	Coldwater	MI	$244,253	12.11%	-17.9%	1.28%	10.39%	63.45%	1.34%
4	Ohio Heritage Bancorp, Inc.	Coshocton	OH	$242,680	8.31%	9.7%	0.56%	6.64%	70.65%	1.64%
5	Citizens Independent Bancorp	Logan	OH	$239,279	8.95%	14.2%	1.00%	11.36%	64.78%	2.84%
6	HCB Financial Corporation	Hastings	MI	$236,113	10.14%	-7.4%	0.74%	6.76%	70.42%	1.08%
7	Central Bank Corporation	Slt Sainte Marie	MI	$226,738	8.84%	6.9%	1.15%	12.06%	60.59%	2.16%
8	Eastern Michigan Finl Corp	Croswell	MI	$219,850	10.53%	-44.5%	0.54%	5.25%	72.76%	3.68%
9	Comunibanc Corporation	Napoleon	OH	$213,846	9.34%	38.6%	0.62%	6.71%	70.17%	2.83%
10	CSB Bancorp, Inc.	Chelsea	MI	$196,888	11.99%	23.9%	1.61%	13.80%	61.91%	2.84%
11	Community First Bk Howard Cty	Kokomo	IN	$177,825	8.60%	32.7%	0.74%	8.31%	60.04%	1.21%
12	Benton Financial Corporation	Fowler	IN	$130,122	10.94%	45.9%	1.03%	8.18%	56.59%	2.64%
13	Washington Bancorp	Washington	IA	$113,489	8.56%	-1.9%	0.56%	5.49%	73.40%	4.70%
			Average	**$214,355**	**9.67%**	**5.3%**	**0.87%**	**8.48%**	**65.47%**	**2.42%**
			25th Percentile	**$196,888**	**8.60%**	**-7.4%**	**0.56%**	**6.71%**	**70.42%**	**2.84%**
			Median	**$226,738**	**9.34%**	**6.9%**	**0.74%**	**8.18%**	**64.78%**	**2.64%**
			75th Percentile	**$242,680**	**10.94%**	**23.9%**	**1.03%**	**10.39%**	**60.59%**	**1.63%**
	Huron Community Financial (1)			***$186,457***	***10.52%***	***-17.7%***	***1.08%***	***9.52%***	***64.86%***	***3.01%***

(1) Financial performance based on 2008 core net income of $2.0 million. (Efficiency ratio excludes core deposit amortization)
(2) Core EPS growth, if available. If Core, Diluted, and Basis EPS growth is not available, stated net income growth over the last twelve months is provided.
(3) Core if available.

STOCK PERFORMANCE

	Company Name	Exchange	Ticker	12/31/08 Closing Price	1-Year Price Change (%)	Price/ Book (%)	Price/ Tg Book (%)	Price/ LTM Core[3] EPS (x)	1-Year Average Monthly Volume	Monthly Volume to Shares
1	FCN Banc Corp.	Pink	FBVI	$20.00	-32.2%	92%	99%	11.1	1,496	0.10%
2	Citizens Commerce Bancshares	Pink	CCVS	$16.00	-36.0%	125%	126%	14.3	2,992	0.23%
3	Century Financial Corporation	OTCBB	CYFL	$10.50	-44.0%	70%	70%	7.0	6,160	0.31%
4	Ohio Heritage Bancorp, Inc.	Pink	OHHB	$55.00	-20.9%	93%	93%	NA	308	0.09%
5	Citizens Independent Bancorp	Pink	CZMO	$105.00	0.0%	133%	133%	12.3	-	0.00%
6	HCB Financial Corporation	OTCBB	HCBN	$14.00	-42.3%	63%	63%	8.5	7,238	0.68%
7	Central Bank Corporation	Pink	CBSU	$16.10	-4.5%	87%	90%	NA	352	0.03%
8	Eastern Michigan Finl Corp	Pink	EFIN	$13.50	-30.8%	66%	66%	12.7	5,214	0.46%
9	Comunibanc Corporation	Pink	CBCZ	$14.00	-39.1%	58%	58%	8.9	8,888	1.07%
10	CSB Bancorp, Inc.	Pink	CBMI	$261.50	-50.1%	140%	140%	10.0	352	0.28%
11	Community First Bk Howard Cty	OTCBB	CFHW	$10.70	NA	88%	88%	NA	NA	NA
12	Benton Financial Corporation	Pink	BTOF	$20.50	-16.3%	121%	121%	13.2	-	0.00%
13	Washington Bancorp	Pink	WBIO	$33.00	20.0%	138%	154%	NA	5,346	1.19%
				Average	**-24.7%**	**98%**	**100%**	**10.9**	**3,196**	**0.37%**
				25th Percentile	**-39.9%**	**70%**	**70%**	**8.9**	**341**	**0.08%**
				Median	**-31.5%**	**92%**	**93%**	**11.1**	**2,244**	**0.25%**
				75th Percentile	**-13.4%**	**125%**	**126%**	**12.7**	**5,550**	**0.52%**

Table 4.5
Select Publicly Traded Banks in the Nation with Assets Between $125 Million - $275 Million

Additional Criteria:
LTM Core ROAE > 5.50%, Tangible Equity/Tangible Assets between 9.00% - 12.00%, and NPAs/Assets > 1.00%

FINANCIAL PERFORMANCE

	Company Name	City	ST	MRQ Total Assets ($000)	MRQ Tg Equity/ Tg Assets (%)	LTM Core[2] EPS Growth (%)	LTM Core[3] ROAA (%)	LTM Core[3] ROAE (%)	LTM Efficiency Ratio (%)	MRQ NPAs/ Assets (%)
1	New Tripoli Bancorp, Inc.	New Tripoli	PA	$263,857	11.59%	6.1%	1.13%	9.57%	51.17%	1.22%
2	First West Virginia Bancorp	Wheeling	WV	$262,078	9.80%	9.2%	0.82%	7.81%	66.06%	1.25%
3	Community Bk of Bergen Cty	Maywood	NJ	$261,468	10.00%	50.1%	0.68%	6.30%	74.26%	2.56%
4	Peoples Bancorp, Inc.	Chestertown	MD	$251,422	11.08%	-38.7%	1.01%	9.16%	54.66%	1.92%
5	HCB Financial Corporation	Hastings	MI	$236,113	10.14%	-7.4%	0.74%	6.76%	70.42%	1.08%
6	Harford Bank	Aberdeen	MD	$235,651	9.91%	3.2%	0.87%	8.14%	68.49%	1.35%
7	Liberty Bancorp	S. San Francisco	CA	$216,828	9.43%	-19.2%	0.62%	6.98%	74.57%	1.86%
8	Comunibanc Corporation	Napoleon	OH	$213,846	9.34%	38.6%	0.62%	6.71%	70.17%	2.83%
9	VSB Bancorp, Inc.	Staten Island	NY	$206,907	10.72%	-17.7%	0.88%	8.60%	67.81%	1.26%
10	CSB Bancorp, Inc.	Chelsea	MI	$196,888	11.99%	23.9%	1.61%	13.80%	61.91%	2.84%
11	Farmers and Merchants Bank	Upperco	MD	$193,946	10.44%	-33.7%	0.62%	5.53%	75.02%	1.67%
12	Virginia Community Bnkshs	Louisa	VA	$181,367	9.86%	131.2%	0.93%	8.38%	79.07%	1.71%
13	Delhi Bank Corp.	Delhi	NY	$170,833	9.98%	-8.0%	1.02%	9.50%	68.55%	1.10%
14	Damariscotta Bankshares	Damariscotta	ME	$153,802	10.00%	-16.1%	0.67%	6.49%	74.59%	2.31%
15	Benton Financial Corporation	Fowler	IN	$130,122	10.94%	45.9%	1.03%	8.18%	56.59%	2.64%
		Average		**$211,675**	**10.35%**	**11.2%**	**0.88%**	**8.13%**	**67.56%**	**1.84%**
		25th Percentile		**$187,657**	**9.89%**	**-16.9%**	**0.68%**	**6.74%**	**74.42%**	**2.44%**
		Median		**$213,846**	**10.00%**	**3.2%**	**0.87%**	**8.14%**	**68.55%**	**1.71%**
		75th Percentile		**$243,768**	**10.83%**	**31.3%**	**1.02%**	**8.88%**	**63.99%**	**1.26%**
	Huron Community Financial (1)			***$186,457***	***10.52%***	***-17.7%***	***1.08%***	***9.52%***	***64.86%***	***3.01%***

(1) Financial performance based on 2008 core net income of $2.0 million. (Efficiency ratio excludes core deposit amortization)
(2) Core EPS growth, if available. If Core, Diluted, and Basis EPS growth is not available, stated net income growth over the last twelve months is provided.
(3) Core if available.

STOCK PERFORMANCE

	Company Name	Exchange	Ticker	12/31/08 Closing Price	1-Year Price Change (%)	Price/ Book (%)	Price/ Tg Book (%)	Price/ LTM Core[3] EPS (x)	1-Year Average Monthly Volume	Monthly Volume to Shares
1	New Tripoli Bancorp, Inc.	Pink	NTBP	$900.00	50.0%	215%	215%	21.9	-	0.00%
2	First West Virginia Bancorp	AMEX	FWV	$13.09	-7.9%	77%	81%	9.8	14,344	0.90%
3	Community Bk of Bergen Cty	OTCBB	CMTB	$19.00	-15.6%	121%	121%	NA	2,398	0.14%
4	Peoples Bancorp, Inc.	Pink	PEBC	$63.50	19.8%	174%	178%	19.2	594	0.08%
5	HCB Financial Corporation	OTCBB	HCBN	$14.00	-42.3%	63%	63%	8.5	7,238	0.68%
6	Harford Bank	OTCBB	HFBK	$38.00	-9.0%	159%	159%	19.8	5,390	0.55%
7	Liberty Bancorp	OTCBB	LIBC	$20.00	-31.0%	75%	75%	11.6	814	0.11%
8	Comunibanc Corporation	Pink	CBCZ	$14.00	-39.1%	58%	58%	8.9	8,888	1.07%
9	VSB Bancorp, Inc.	NASDAQ	VSBN	$8.72	-21.8%	76%	76%	8.9	23,584	1.23%
10	CSB Bancorp, Inc.	Pink	CBMI	$261.50	-50.1%	140%	140%	10.0	352	0.28%
11	Farmers and Merchants Bank	OTCBB	FMFG	$23.00	-23.8%	85%	85%	15.7	2,398	0.32%
12	Virginia Community Bnkshs	Pink	VCBS	$46.00	-3.2%	193%	193%	21.4	374	0.05%
13	Delhi Bank Corp.	Pink	DWNX	$30.00	6.2%	164%	164%	17.3	4,092	0.44%
14	Damariscotta Bankshares	Pink	DMSQ	$17.00	-29.2%	134%	134%	20.5	88	0.01%
15	Benton Financial Corporation	Pink	BTOF	$20.50	-16.3%	121%	121%	13.2	-	0.00%
				Average	**-14.2%**	**124%**	**124%**	**14.8**	**4,704**	**0.39%**
				25th Percentile	**-30.1%**	**76%**	**79%**	**9.9**	**363**	**0.06%**
				Median	**-16.3%**	**121%**	**121%**	**14.5**	**2,398**	**0.28%**
				75th Percentile	**-5.5%**	**162%**	**162%**	**19.6**	**6,314**	**0.61%**

Table 4.6
Minority Share Pricing Comparison
Current 12/31/2008 Valuation vs. Prior 12/31/2007 Valuation

Current Valuation (12/31/08)

Summary Median Financial and Stock Performance - Minority Share Peer Groups (2)

	Michigan		Midwest		National		Company's LTM 12/31/08 Performance (1)
Financial Performance	Median	75th Pct	Median	75th Pct	Median	75th Pct	
Total Assets	$277,167	$446,022	$226,738	$242,680	$213,846	$243,768	$186,457
Tangible Equity/Assets Ratio	8.88%	10.22%	9.34%	10.94%	10.00%	10.83%	10.52%
LTM Core EPS Growth	-29.3%	-3.9%	6.9%	23.9%	3.2%	31.3%	-17.7%
LTM Core ROAA	0.59%	0.95%	0.74%	1.03%	0.87%	1.02%	1.08%
LTM Core ROAE	6.14%	9.74%	8.18%	10.39%	8.14%	8.88%	9.52%
LTM Efficiency Ratio	68.71%	63.42%	64.78%	60.59%	68.55%	63.99%	64.86%
Nonperforming Assets/Assets Ratio	1.65%	1.21%	2.64%	1.63%	1.71%	1.26%	3.01%
Stock Price Multiples							Selected
Price/Tangible Book	74%	100%	93%	126%	121%	162%	*130%*
Price/Earnings	10.6	12.3	11.1	12.7	14.5	19.6	*14.0*

Prior Valuation (12/31/07)

Summary Median Financial and Stock Performance - Minority Share Peer Groups (2)

	Michigan		Midwest		National		Company's LTM 12/31/07 Performance
Financial Performance	Median	75th Pct	Median	75th Pct	Median	75th Pct	
Total Assets	NA	NA	$255,935	$266,711	$193,365	$243,605	$181,732
Tangible Equity/Assets Ratio	NA	NA	8.62%	9.80%	10.76%	12.25%	11.41%
LTM Core EPS Growth	NA	NA	5.4%	13.2%	0.0%	5.8%	2.5%
LTM Core ROAA	NA	NA	1.01%	1.15%	1.21%	1.28%	1.33%
LTM Core ROAE	NA	NA	10.72%	11.85%	11.11%	12.15%	11.50%
LTM Efficiency Ratio	NA	NA	62.70%	61.98%	61.90%	55.55%	60.07%
Nonperforming Assets/Assets Ratio	NA	NA	0.85%	0.25%	0.32%	0.08%	1.19%
Stock Price Multiples							Selected
Price/Tangible Book	NA	NA	141%	166%	144%	156%	*150%*
Price/Earnings	NA	NA	12.3	14.5	13.2	15.0	*14.0*

% Change (12/07 - 12/08)

	Michigan		Midwest		National		Company's Selected Multiples
	Median	75th Pct	Median	75th Pct	Median	75th Pct	
Price/Tangible Book	NA	NA	-33.9%	-24.2%	-15.9%	3.6%	-13.3%
Price/Earnings	NA	NA	-9.7%	-12.1%	9.5%	30.9%	0.0%

(1) Financial performance based on 2008 core net income of $2.0 million. (Efficiency ratio excludes core deposit amortization)
(2) Refer to Table 4.3 - Table 4.5 for detailed financial and stock performance of peer groups.
(3) Median results of selective peer groups from Austin Assoicates' prior valuation at 12/31/07 (did not utilitize Michigan peer in 2007 valuation).

Table 4.7
Guideline Transactions
Based on Minority Share Level

Price-to-Tangible Book Valuation	**Selected Multiple**	**Results**
Huron Community Financial Tangible Book Value (12/31/08)		$34.35
Guideline Price-to-Tangible Book	*130%*	
Indication of Value		***$44.66***

Price-to-Earnings Valuation	**Selected Multiple**	**Results**
Huron Community Financial 2008 Diluted Core EPS		$3.24
Guideline Price-to-Earnings	*14.0*	
Indication of Value		***$45.42***

Table 5.1
Huron Community Financial Services, Inc.
Summary Presentation

VALUATION TECHNIQUE :		*INDICATION OF VALUE PER SHARE*
DISCOUNTED CASH FLOW VALUE		*$46.47*
NET ASSET VALUE		*$39.74*
GUIDELINE TRANSACTIONS - MINORITY SHARE TRADING		
PRICE TO TANGIBLE BOOK VALUE		*$44.66*
PRICE TO EARNINGS MULTIPLE		*$45.42*
MARKET PRICE	*$46.00*	

Indication of Value (Marketable Minority Interest)	**$46.00**
Marketability Discount	**0%**
FAIR MARKET VALUE	**$46.00**
Price to Book Value	**129%**
Price to Tangible Book Value	**134%**
Price to 2008 Stated EPS	**24.8**
Price to 2008 Diluted Core EPS	**14.2**

Shares Outstanding	568,891	*Book Value Per Share*	$35.67
2008 Average Basic Shares	590,406	*Tangible BVPS*	$34.35
2008 Average Diluted Shares	614,648	*2008 Stated EPS*	$1.85
2008 Stated Net Income	$1,093,000	*2008 Diluted Core EPS*	$3.24
2008 Core Net Income	$1,993,900		

Exhibit A
Huron Community Financial Services, Inc.
Economic and Demographic Data

POPULATION	*2000 CENSUS*	*2008 CURRENT*	*% CHANGE 2000-2008*	*2013 PROJECTED*	*% CHANGE 2008-2013*
Au Gres	1,028	1,123	9.2%	1,147	2.1%
East Tawas	2,951	2,874	-2.6%	2,830	-1.5%
Harrisville	514	541	5.3%	554	2.4%
Lincoln	364	363	-0.3%	365	0.6%
Oscoda	992	923	-7.0%	897	-2.8%
Tawas City	2,005	1,926	-3.9%	1,898	-1.5%
Alcona County	11,719	11,900	1.5%	12,033	1.1%
Arenac County	17,269	17,605	1.9%	17,663	0.3%
Iosco County	27,339	26,781	-2.0%	26,419	-1.4%
State of Michigan	9,938,444	10,314,853	3.8%	10,518,814	2.0%

2008 AGE STRATIFICATION	*14 & Under*	*15 - 34*	*35 - 54*	*55 +*	*Total*
Au Gres	17%	21%	26%	36%	1,123
East Tawas	16%	20%	27%	37%	2,874
Harrisville	13%	17%	24%	47%	541
Lincoln	16%	18%	29%	37%	363
Oscoda	14%	21%	26%	38%	923
Tawas City	13%	22%	26%	39%	1,926
Alcona County	13%	16%	25%	46%	11,900
Arenac County	16%	23%	29%	32%	17,605
Iosco County	15%	20%	27%	38%	26,781
State of Michigan	20%	27%	29%	24%	10,314,853

Source: ESRI

Exhibit A (Con't)
Huron Community Financial Services, Inc.
Economic and Demographic Data

HOUSEHOLDS	*2000 CENSUS*	*2008 CURRENT*	*% CHANGE 2000-2008*	*2013 PROJECTED*	*% CHANGE 2008-2013*
Au Gres	468	522	11.5%	538	3.1%
East Tawas	1,382	1,404	1.6%	1,403	-0.1%
Harrisville	239	259	8.4%	268	3.5%
Lincoln	179	183	2.2%	185	1.1%
Oscoda	460	447	-2.8%	441	-1.3%
Tawas City	760	756	-0.5%	753	-0.4%
Alcona County	5,132	5,328	3.8%	5,433	2.0%
Arenac County	6,710	7,025	4.7%	7,121	1.4%
Iosco County	11,727	11,936	1.8%	11,919	-0.1%
State of Michigan	3,785,661	3,986,445	5.3%	4,090,820	2.6%

2008 HH INCOME STRATIFICATION	*$24k & Under*	*$25 - $50k*	*$50k +*	*Total*
Au Gres	42%	29%	29%	522
East Tawas	34%	33%	33%	1,404
Harrisville	32%	34%	34%	259
Lincoln	37%	31%	33%	183
Oscoda	32%	31%	38%	447
Tawas City	27%	40%	33%	756
Alcona County	29%	35%	35%	5,328
Arenac County	32%	29%	39%	7,025
Iosco County	30%	34%	36%	11,936
State of Michigan	20%	25%	55%	3,986,445

Source: ESRI

Exhibit A (Con't)
Huron Community Financial Services, Inc.
Economic and Demographic Data

AVERAGE HH INCOME	*2000 CENSUS*	*2008 CURRENT*	*% CHANGE 2000-2008*	*2013 PROJECTED*	*% CHANGE 2008-2013*
Au Gres	$33,229	$40,476	21.8%	$44,316	9.5%
East Tawas	$35,980	$44,416	23.4%	$49,032	10.4%
Harrisville	$34,698	$46,557	34.2%	$54,398	16.8%
Lincoln	$34,481	$45,323	31.4%	$49,606	9.4%
Oscoda	$34,034	$43,848	28.8%	$48,750	11.2%
Tawas City	$37,894	$46,215	22.0%	$51,526	11.5%
Alcona County	$40,127	$46,734	16.5%	$52,355	12.0%
Arenac County	$41,413	$47,737	15.3%	$52,586	10.2%
Iosco County	$39,408	$46,891	19.0%	$52,013	10.9%
State of Michigan	$57,400	$70,666	23.1%	$79,744	12.8%

MEDIAN HH INCOME	*2000 CENSUS*	*2008 CURRENT*	*% CHANGE 2000-2008*	*2013 PROJECTED*	*% CHANGE 2008-2013*
Au Gres	$24,435	$30,995	26.8%	$34,708	12.0%
East Tawas	$30,282	$36,785	21.5%	$41,017	11.5%
Harrisville	$27,922	$38,963	39.5%	$45,984	18.0%
Lincoln	$24,064	$33,508	39.2%	$37,823	12.9%
Oscoda	$30,000	$41,573	38.6%	$45,108	8.5%
Tawas City	$32,374	$39,430	21.8%	$43,783	11.0%
Alcona County	$31,322	$38,866	24.1%	$43,997	13.2%
Arenac County	$32,629	$39,358	20.6%	$44,100	12.0%
Iosco County	$31,356	$38,472	22.7%	$43,180	12.2%
State of Michigan	$44,683	$55,744	24.8%	$62,962	12.9%

PER CAPITA INCOME	*2000 CENSUS*	*2008 CURRENT*	*% CHANGE 2000-2008*	*2013 PROJECTED*	*% CHANGE 2008-2013*
Au Gres	$15,229	$18,868	23.9%	$20,770	10.1%
East Tawas	$17,168	$21,628	26.0%	$24,223	12.0%
Harrisville	$16,983	$22,103	30.1%	$25,933	17.3%
Lincoln	$16,860	$19,613	16.3%	$22,053	12.4%
Oscoda	$16,191	$20,692	27.8%	$23,223	12.2%
Tawas City	$16,061	$20,013	24.6%	$22,603	12.9%
Alcona County	$17,653	$21,152	19.8%	$23,894	13.0%
Arenac County	$16,300	$19,681	20.7%	$21,914	11.3%
Iosco County	$17,115	$21,100	23.3%	$23,696	12.3%
State of Michigan	$22,168	$27,648	24.7%	$31,386	13.5%

Source: ESRI

Exhibit B
Huron Community Financial Services, Inc.
Deposit Trend Analysis By Branch



ANTRIM
OTSEGO
MONTMORENCY
ALPENA
Ossineke
Leetsville
Frederic
Lovells
Bucks
Kalkaska
Alcona
Curran
KALKASKA
CRAWFORD
OSCODA
ALCONA
Lodi
Lake Margrethe
Mio
Au Sable
Gustin
Harrisville
Sharon
Fletcher
Huron National Forest
Glennie
Mikado
Greenbush
Goodar
Pioneer
Roscommon
IOSCO
Stittsville
OGEMAW
South Branch
The Jackpines
Lyon Manor
St. Helen
Rose City
Hale
Au Sable
Wilber
MISSAUKEE
Ogemaw Springs
MICHIGAN
Sand Lake
Lake Huron
Houghton Lake
ROSCOMMON
West Branch
East Tawas
Whittemore
Tawas City
Falmouth
Prescott
Edwards
Skidway Lake
Turner
Alabaster
Marion
Butman
Alger
ARENAC
Pointe aux Barques
Harrison
Secord
Sterling
Omer
Au Gres
Saginaw Bay
Port Austin
Huron City
CLARE
Gladwin
GLADWIN
Standish
Caseville
Kinde
Port Hope
Hatton
Mount Forest
Billings
Bay Port
Harbor Beach
Farwell
Beaverton
Pinconning
Pigeon
Bad Axe
Clare
Edenville
Elkton
Barryton
Hope
HURON
Owendale
Ubly
Parisville
Coleman
Rosebush
Larkin
BAY
Kawkawlin
New Greenleaf
Wise
Sanford
Unionville
Minden City
ISABELLA
MIDLAND
Midland
Essexville
TUSCOLA
Cass City
Broomfield
Mount Pleasant
Akron
SANILAC

▲	Branch Address	City	County	ST	Date Established	Deposits ($000) Jun-03	Deposits ($000) Jun-08	Jun-03/ Jun-08 CAGR	Jun-08 Market Share City (%)	Jun-08 Market Share County (%)
1	301 N Newman St	East Tawas	Iosco	MI	06/14/1927	$40,826	$45,922	2.4%	47.4%	9.9%
2	410 Lake St	Tawas City	Iosco	MI	04/07/1961	$22,226	$22,270	0.0%	56.7%	4.8%
3	423 E Main St	Harrisville	Alcona	MI	07/17/1998	$16,266	$20,279	4.5%	100.0%	44.8%
4	327 Traverse Bay Rd	Lincoln	Alcona	MI	06/16/1993	$19,077	$19,982	0.9%	100.0%	44.1%
5	5077 N Huron Rd	Oscoda	Iosco	MI	09/22/1975	$16,031	$14,329	-2.2%	5.3%	3.1%
6	3150 E Huron Rd Sims Tnshp	Au Gres	Arenac	MI	10/28/1985	$8,779	$11,130	4.9%	28.3%	7.7%
					Total	**$123,205**	**$133,912**	**1.7%**		

Exhibit C
Huron Community Financial Services, Inc.
Deposit Trend Analysis By City

Au Gres, Michigan

	Type	Company Name	City	ST	Total Branches	Jun-03 Deposits ($000)	Jun-08 Deposits ($000)	Jun-07/ Jun-08 % Change	Jun-03/ Jun-08 C.A.G.R.	Jun-03 Market Share	Jun-08 Market Share
1	Bank	Chemical Financial Corp.	Midland	MI	1	$27,852	$28,158	-0.6%	0.2%	76.0%	71.7%
2	**Bank**	**Huron Cmnty Fncl. Srvcs. Inc.**	**East Tawas**	**MI**	**1**	**$8,779**	**$11,130**	**-8.4%**	**4.9%**	**24.0%**	**28.3%**
3	Credit	Northland Area FCU	Oscoda	MI	1	$0	$0	NA	NA	NA	NA
			Total		**3**	**$36,631**	**$39,288**	**-2.9%**	**1.4%**	**100%**	**100%**

East Tawas, Michigan

	Type	Company Name	City	ST	Total Branches	Jun-03 Deposits ($000)	Jun-08 Deposits ($000)	Jun-07/ Jun-08 % Change	Jun-03/ Jun-08 C.A.G.R.	Jun-03 Market Share	Jun-08 Market Share
1	**Bank**	**Huron Cmnty Fncl. Srvcs. Inc.**	**East Tawas**	**MI**	**1**	**$40,826**	**$45,922**	**0.5%**	**2.4%**	**46.7%**	**47.4%**
2	Bank	PNC Financial Services Group	Pittsburgh	PA	1	$26,461	$32,078	16.0%	3.9%	30.3%	33.1%
3	Bank	Independent Bank Corp.	Ionia	MI	1	$20,108	$18,881	-6.7%	-1.3%	23.0%	19.5%
4	Credit	Northland Area FCU	Oscoda	MI	1	$0	$0	NA	NA	NA	NA
			Total		**4**	**$87,395**	**$96,881**	**3.5%**	**2.1%**	**100%**	**100%**

Harrisville, Michigan

	Type	Company Name	City	ST	Total Branches	Jun-03 Deposits ($000)	Jun-08 Deposits ($000)	Jun-07/ Jun-08 % Change	Jun-03/ Jun-08 C.A.G.R.	Jun-03 Market Share	Jun-08 Market Share
1	**Bank**	**Huron Cmnty Fncl. Srvcs. Inc.**	**East Tawas**	**MI**	**1**	**$16,266**	**$20,279**	**3.0%**	**4.5%**	**100.0%**	**100.0%**
2	Credit	Northland Area FCU	Oscoda	MI	1	$0	$0	NA	NA	NA	NA
3	Bank	PNC Financial Services Group	Pittsburgh	PA	1	$0	$0	NA	NA	NA	NA
			Total		**3**	**$16,266**	**$20,279**	**3.0%**	**4.5%**	**100%**	**100%**

Lincoln, Michigan

	Type	Company Name	City	ST	Total Branches	Jun-03 Deposits ($000)	Jun-08 Deposits ($000)	Jun-07/ Jun-08 % Change	Jun-03/ Jun-08 C.A.G.R.	Jun-03 Market Share	Jun-08 Market Share
1	**Bank**	**Huron Cmnty Fncl. Srvcs. Inc.**	**East Tawas**	**MI**	**1**	**$19,077**	**$19,982**	**-1.2%**	**0.9%**	**100.0%**	**100.0%**
2	Credit	Alpena-Alcona Area CU	Alpena	MI	1	$0	$0	NA	NA	NA	NA
3	Bank	PNC Financial Services Group	Pittsburgh	PA	1	$0	$0	NA	NA	NA	NA
			Total		**3**	**$19,077**	**$19,982**	**-1.2%**	**0.9%**	**100%**	**100%**

Oscoda, Michigan

	Type	Company Name	City	ST	Total Branches	Jun-03 Deposits ($000)	Jun-08 Deposits ($000)	Jun-07/ Jun-08 % Change	Jun-03/ Jun-08 C.A.G.R.	Jun-03 Market Share	Jun-08 Market Share
1	Credit	Northland Area FCU	Oscoda	MI	1	$127,734	$171,349	12.2%	6.1%	53.2%	63.5%
2	Bank	PNC Financial Services Group	Pittsburgh	PA	1	$47,118	$57,020	5.6%	3.9%	19.6%	21.1%
3	Thrift	First Fed of N Michigan Bncp	Alpena	MI	1	$17,343	$14,414	3.1%	-3.6%	7.2%	5.3%
4	**Bank**	**Huron Cmnty Fncl. Srvcs. Inc.**	**East Tawas**	**MI**	**1**	**$16,031**	**$14,329**	**-12.8%**	**-2.2%**	**6.7%**	**5.3%**
5	Bank	Independent Bank Corp.	Ionia	MI	1	$8,218	$12,598	-7.2%	8.9%	3.4%	4.7%
6	Credit	Alpena-Alcona Area CU	Alpena	MI	1	$23,482	$0	NA	NA	9.8%	NA
			Total		**6**	**$239,926**	**$269,710**	**-2.3%**	**2.4%**	**100%**	**100%**

Tawas City, Michigan

	Type	Company Name	City	ST	Total Branches	Jun-03 Deposits ($000)	Jun-08 Deposits ($000)	Jun-07/ Jun-08 % Change	Jun-03/ Jun-08 C.A.G.R.	Jun-03 Market Share	Jun-08 Market Share
1	**Bank**	**Huron Cmnty Fncl. Srvcs. Inc.**	**East Tawas**	**MI**	**1**	**$22,226**	**$22,270**	**-8.2%**	**0.0%**	**58.8%**	**56.7%**
2	Bank	Independent Bank Corp.	Ionia	MI	1	$15,546	$16,976	-2.7%	1.8%	41.2%	43.3%
3	Credit	Alpena-Alcona Area CU	Alpena	MI	1	$0	$0	NA	NA	NA	NA
			Total		**3**	**$37,772**	**$39,246**	**-5.9%**	**0.8%**	**100%**	**100%**

Source: SNL Financial

S:\A00424\806\Exhibits

Exhibit D
Huron Community Financial Services, Inc.
Deposit Trend Analysis By County

Alcona County, Michigan

	Type	Company Name	City	ST	Total Branches	Jun-03 Deposits ($000)	Jun-08 Deposits ($000)	Jun-07/ Jun-08 % Change	Jun-03/ Jun-08 C.A.G.R.	Jun-03 Market Share	Jun-08 Market Share
1	**Bank**	**Huron Cmnty Fncl. Srvcs. Inc.**	**East Tawas**	**MI**	**2**	**$35,343**	**$40,261**	**0.9%**	**2.6%**	**88.0%**	**88.8%**
2	Bank	Independent Bank Corp.	Ionia	MI	1	$4,813	$5,056	-10.1%	1.0%	12.0%	11.2%
3	Credit	Alpena-Alcona Area CU	Alpena	MI	1	$0	$0	NA	NA	NA	NA
4	Credit	Northland Area FCU	Oscoda	MI	2	$0	$0	NA	NA	NA	NA
5	Bank	PNC Financial Services Group	Pittsburgh	PA	2	$0	$0	NA	NA	NA	NA
			Total		**8**	**$40,156**	**$45,317**	**-0.5%**	**2.4%**	**100%**	**100%**

Arenac County, Michigan

	Type	Company Name	City	ST	Total Branches	Jun-03 Deposits ($000)	Jun-08 Deposits ($000)	Jun-07/ Jun-08 % Change	Jun-03/ Jun-08 C.A.G.R.	Jun-03 Market Share	Jun-08 Market Share
1	Bank	Citizens Republic Bancorp Inc.	Flint	MI	3	$55,709	$59,313	-2.9%	1.3%	43.5%	40.8%
2	Bank	Chemical Financial Corp.	Midland	MI	3	$45,408	$52,512	-0.7%	2.9%	35.4%	36.1%
3	Bank	Independent Bank Corp.	Ionia	MI	1	$18,284	$22,554	11.2%	4.3%	14.3%	15.5%
4	**Bank**	**Huron Cmnty Fncl. Srvcs. Inc.**	**East Tawas**	**MI**	**1**	**$8,779**	**$11,130**	**-8.4%**	**4.9%**	**6.8%**	**7.6%**
5	Credit	Sunrise Family Credit Union	Bay City	MI	1	$0	$0	NA	NA	NA	NA
6	Credit	North Central Area CU	Houghton Lake	MI	1	$0	$0	NA	NA	NA	NA
7	Credit	Northland Area FCU	Oscoda	MI	1	$0	$0	NA	NA	NA	NA
			Total		**11**	**$128,180**	**$145,509**	**-0.6%**	**2.6%**	**100%**	**100%**

Iosco County, Michigan

	Type	Company Name	City	ST	Total Branches	Jun-03 Deposits ($000)	Jun-08 Deposits ($000)	Jun-07/ Jun-08 % Change	Jun-03/ Jun-08 C.A.G.R.	Jun-03 Market Share	Jun-08 Market Share
1	Credit	Northland Area FCU	Oscoda	MI	3	$127,734	$171,349	12.2%	6.1%	30.5%	36.9%
2	Bank	PNC Financial Services Group	Pittsburgh	PA	2	$73,579	$89,098	9.1%	3.9%	17.6%	19.2%
3	**Bank**	**Huron Cmnty Fncl. Srvcs. Inc.**	**East Tawas**	**MI**	**3**	**$79,083**	**$82,521**	**-4.5%**	**0.9%**	**18.9%**	**17.8%**
4	Bank	Independent Bank Corp.	Ionia	MI	6	$76,345	$82,025	-2.4%	1.4%	18.2%	17.7%
5	Bank	Firstbank Corp.	Alma	MI	1	$21,256	$24,986	-2.5%	3.3%	5.1%	5.4%
6	Thrift	First Fed of N Michigan Bncp	Alpena	MI	1	$17,343	$14,414	3.1%	-3.6%	4.1%	3.1%
7	Credit	Alpena-Alcona Area CU	Alpena	MI	2	$23,482	$0	NA	NA	5.6%	NA
			Total		**18**	**$418,822**	**$464,393**	**-1.1%**	**2.1%**	**100%**	**100%**

Source: SNL Financial

Exhibit E
Summary of Restricted Stock Studies

Study	Years Covered in Study	Average Discount
SEC Institutional Investor[2]	1966 - 1969	25.8%
SEC Nonreporting OTC Companies[2]	1966 - 1969	32.6%
Gelman[3]	1968 - 1970	33.0%
Trout[1,4]	1968 - 1972	33.5%
Moroney[5]	1969 - 1972	35.6%
Maher[6]	1969 - 1973	35.4%
Stryker/Pittock (Standard Research Consultants)[1,7]	1978 - 1982	45.0%
Williamette Management Associates[1,8]	1981 - 1984	31.2%
Silber[9]	1981 - 1989	34.0%
Hall/Polacek[10]	1979 - April 1992	23.0%
Johnson[11]	1991 - 1995	20.0%
Management Planning[12]	1980 - 1996	26.7%
FMV Restricted Stock[13,14]	1980 - 2000	22.0%
Columbia Financial Advisors[15]	1997 - April 1997	21.0%
Columbia Financial Advisors[15]	1997 - 1998	13.0%

[1]Median discount

[2]"Discounts Involved in Purchases of Common Stock (1966-1969)", *Institutional Investor Study Report of the Securities and Exchange Commission.* H.R. Doc. No. 64, Part 5, 92d Cong., 1st Sess. 1971, pp. 2444-2456.

[3]Gelman, Milton, "An Economist-Financial Analyst's Approach to Valuing Stock of a Closely Held Company," *Journal of Taxation*, June 1972, pp. 353-354.

[4]Trout, Robert R., "Estimation of the Discount Associated with the Transfer of Restricted Securities," *Taxes*, June 1977, pp. 381-385.

[5]Moroney, Robert E., "Most Courts Overvalue Closely Held Stocks," *Taxes*, March 1973, pp. 144-154.
(Although the years covered in this study are likely to be 1969-1972, no specific years were given in the published account.)

[6]Maher, J. Michael, "Discounts for Lack of Marketability for Closely-Held Business Interests," *Taxes*, September 1976, pp. 562-571.

[7]Pittock, William F. and Stryker, Charles H., "Revenue Ruling 77-287 Revisited," *SRC Quarterly Reports*, Spring 1983, pp. 1-3.

[8]Pratt, Shannon P., *Valuing a Business*, Third Edition, p. 341.

[9]Silber, William L., "Discounts on Restricted Stock: The Impact of Illiquidity on Stock Prices," *Financial Analysts Journal*, July-August 1991, pp. 60-64.

[10]Hall, Lance S. and Polacek, Timothy C., "Strategies for Obtaining the Largest Discount," *Estate Planning*, January-February 1994, pp. 38-44.

[11]Johnson, Bruce, "Restricted Stock Discounts, 1991-95", *Shannon Pratt's Business Valuation Update*, Volume 5, No. 3, March 1999, pp. 1-3.

[12]Mercer, Z. Christopher, *Quantifying Marketability Discounts*, (Peabody Publishing, LP, 1997), pp. 347-370

[13]Robak, Espen, "Marketability Discounts: Using Four Measures of Risk and Adjusting for Relative Liquidity," *Shannon Pratt's Business Valuation Update*, August 2002.

[14]Robak, Espen, "Liquidity and Levels of Value: A New Theoretical Framework," *Shannon Pratt's Business Valuation Update*, October 2004.

[15]Aschwald, Kathryn F., "Restricted Stock Discounts Decline as Result of 1-Year Holding Period - Studies After 1990 'No Longer Relevant' for Lack of Marketability Discounts", *Shannon Pratt's Business Valuation Update*, Volume 5, No. 5, May 2000, pp. 1-5.

Exhibit F
Summary of Tax Cases Since 1990
Applying a Marketability Discount

CASE #	LACK OF MARKETABILITY
90-5	25.0%
90-10	20.0%
91-1	10.0%
93-1	15.0%
94-2	30.0%
94-3	20.0%
94-3	15.0%
94-3	10.0%
95-3	30.0%
95-4	30.0%
95-5 (1)	21.0%
95-6	25.0%
96-1	0.0%
96-4	15.0%
96-10	10.0%
97-3	15.0%
98-7	40.0%
98-8	40.0%
98-8	45.0%
99-2	3.0%
99-3	20.0%
99-5 (2)	35.0%
99-5 (3)	40.0%
99-6	15.0%
99-10	25.0%

CASE #	LACK OF MARKETABILITY
99-11	30.0%
99-12	30.0%
99-13	35.0%
00-02	20.0%
00-03	30.0%
00-05	30.0%
00-06	20.0%
00-07	33.0%
00-10	25.0%
00-10	15.0%
01-02	8.0%
01-03	40.0%
01-04	35.0%
01-07	40.0%
02-01	35.0%
02-06 (4)	40.0%
02-06 (5)	45.0%
03-05	25.0%
03-06	24.0%
03-07	35.0%
04-03	35.0%
04-04	30.0%
05-02	15.0%
05-04	40.0%
06-04	50.0%

Median	**27.5%**
Average	**26.4%**

(1) Midpoint of 20 - 22 percent discount range.
(2) Class A shares discount.
(3) Class B shares discount.
(4) 12/31/92 valuation date.
(5) 12/31/94 valuation date.

Source: Federal Tax Valuation Digest, 2008/2009 Cumulative Edition.

Exhibit G
Determination of Discount Rate

To establish a reasonable discount rate, Austin Associates first utilized the build-up method. Under this method, the equity cost of capital or discount rate is calculated as follows:

Risk Free Rate
+ Equity Risk Premium
+ Industry Risk Premium
<u>+ Specific Risk Premium</u>
= Equity Cost of Capital (Discount Rate)

The components are discussed below:

Risk Free Rate - The Risk Free Rate of Return is sometimes referred to as a "safe rate", the "cost of money", or the "base rate", and is usually defined as a treasury security. For this calculation, we have used a long-term government bond rate as a proxy of the "risk free" rate. The long-term government bond rate (30-year) as of December 31, 2008 was 2.69 percent.

Equity Risk Premium - The equity premium is the additional return earned by an average equity investor in excess return of government bonds. We have used the common stock risk premium of 5.00 percent based on average annual data from Ibbotson's Stocks, Bonds, Bills, and Inflation: Valuation Edition 2008 Yearbook.

Long-Horizon Equity Risk Premium By Decade

1930s	1940s	1950s	1960s	1970s	1980s	1990s	2000-2007	1997-2007
2.3%	8.0%	17.9%	4.2%	0.3%	7.9%	12.1%	-2.4%	4.2%

Long-Horizon Equity Risk Premium

50 Years (1958-2007)	5.5%
40 Years (1968-2007)	4.4%
30 Years (1978-2007)	6.3%
20 Years (1988-2007)	6.6%
15 Years (1993-2007)	6.0%
10 Years (1998-2007)	1.9%

Industry Risk Premium - The industry risk premium considers the characteristics of the industry in which the subject company operates. We have used the "Commercial Banks" industry premium of -0.50 percent as found in Ibbotson's Stocks, Bonds, Bills, and Inflation: Valuation Edition 2008 Yearbook.

Specific Risk Premium - A specific risk premium can be added to reflect specific risk factors of the specific subject that are not accommodated by the general risk premium. These factors include various quantitative and qualitative factors as follows:

Exhibit G (Con't)
Determination of Discount Rate

External Factors

Existing conditions and expectations of the local economy

Existing conditions and expectations of the industry

Competitive environment of the industry

Internal Factors

Financial position/condition of the company

Competitive position of the company

Comparative size of the company

Quality and depth of organization and management of the company

Reliability and stability of earnings of the company

Diversification of the company's operation

Austin Associates believes a small additional risk premium should be included to reflect the specific factors related to the Company. As a result, we have added a 5.00 percent additional risk premium to the discount rate.

The discount rate can now be calculated as follows:

Risk Free Rate	**2.69%**	
+ Equity Risk Premium	**5.00%**	
+ Industry Risk Premium	**-0.50%**	
+ Specific Risk Premium	**5.00%**	
= Equity Cost of Capital (Discount Rate)	**12.19%**	**Rounded = 12.20%**

To confirm the reasonableness of this result, Austin Associates reviewed long-term compound annual stock market returns for various market indices. According to Ibbotson (SBBI 2008 Yearbook), the compound annual return for the period 1926-2007 for large company stocks was 10.4 percent, and was 12.5 percent for small company stocks.

After reviewing the above results, a specific discount rate of 12.20 percent will be used.


Quarterly Banking Profile

Fourth Quarter 2008

INSURED INSTITUTION PERFORMANCE

- ***Industry Posts $26.2 Billion Quarterly Loss***
- ***Loan-Loss Expenses, Trading Losses, Goodwill Writedowns Outstrip Revenues***
- ***Asset Quality Indicators Show Further Deterioration***
- ***Domestic Deposits Register Strong Growth***
- ***Full-Year Net Income of $16.1 Billion Is Lowest Since 1990***

Industry Reports First Quarterly Loss Since 1990

Expenses associated with rising loan losses and declining asset values overwhelmed revenues in the fourth quarter of 2008, producing a net loss of $26.2 billion at insured commercial banks and savings institutions. This is the first time since the fourth quarter of 1990 that the industry has posted an aggregate net loss for a quarter. The −0.77 percent quarterly return on assets (ROA) is the worst since the −1.10 percent in the second quarter of 1987. A year ago, the industry reported $575 million in profits and an ROA of 0.02 percent. High expenses for loan-loss provisions, sizable losses in trading accounts, and large writedowns of goodwill and other assets all contributed to the industry's net loss. A few very large losses were reported during the quarter—four institutions accounted for half of the total industry loss—but earnings problems were widespread. Almost one out of every three institutions (32 percent) reported a net loss in the fourth quarter. Only 36 percent of institutions reported year-over-year increases in quarterly earnings, and only 34 percent reported higher quarterly ROAs.

Provisions for Loan Losses Are More than Double Year-Earlier Total

Insured banks and thrifts set aside $69.3 billion in provisions for loan and lease losses during the fourth quarter, more than twice the $32.1 billion that they set aside in the fourth quarter of 2007. Loss provisions represented 50.2 percent of the industry's net operating revenue (net interest income plus total noninterest income), the highest proportion since the second quarter of 1987 when provisions absorbed 53.2 percent of net operating revenue. As in the fourth quarter of 2007, a few institutions reported unusually large trading losses, while others took substantial charges for impairment of goodwill. Trading activities produced a $9.2 billion net loss in the quarter, compared to a loss of $11.2 billion a year earlier. These are the only two quarters in the past 25 years in which trading revenues have been negative. Goodwill impairment charges and other intangible asset expenses rose to $15.8 billion, from $11.5 billion in the fourth quarter of 2007. Other negative earnings factors included a $6.0-billion (12.8-percent) year-over-year decline in noninterest income, and $8.1 billion in realized losses on securities and other assets in the quarter, more than twice the $3.7 billion in losses realized a year earlier. The reduction in noninterest income was driven by declines in servicing income (down $3.1 billion from a year earlier) and securitization income (down $2.6 billion, or 52.3 percent).

Average Net Interest Margin at Community Banks Falls to 20-Year Low

Net interest income totaled $97.0 billion in the fourth quarter, an increase of $4.5 billion (4.9 percent) from the fourth quarter of 2007. The average net interest margin (NIM) was 3.34 percent in the quarter, up slightly from 3.32 percent a year earlier but lower than the 3.37 percent average in the third quarter. The year-over-year margin improvement was confined mostly to larger institutions. More than half of all institutions (56 percent) reported lower NIMs. At institutions with less than $1 billion in assets, the average margin was 3.66 percent, compared to 3.85 percent a year earlier and 3.78 percent in the third quarter. This is the lowest quarterly NIM for this size group of institutions since the second quarter of 1988. At larger institutions, the average NIM improved from 3.24 percent a year earlier to 3.30 percent, slightly below the 3.32 percent average of the third quarter. When short-term interest rates are low and declining, it is more difficult for banks to reduce the rates they pay for deposits without causing deposit outflows. The cost of short-term nondeposit liabilities, in contrast, tends to follow movements in short-term interest rates more closely. Community banks fund more than two-thirds of their assets with domestic interest-bearing deposits, whereas larger institutions fund less than half of their assets with these deposits. As rates fell in the fourth quarter, average funding costs declined at larger institutions but remained unchanged at community banks.

Full-Year Earnings Fall to Lowest Level in 18 Years

Net income for all of 2008 was $16.1 billion, a decline of $83.9 billion (83.9 percent) from the $100 billion the industry earned in 2007. This is the lowest annual earnings total since 1990, when the industry earned $11.3 billion. The ROA for the year was 0.12 percent, the lowest since 1987, when the industry reported a net loss. Almost one in four institutions (23.4 percent) was unprofitable in 2008, and almost two out of every three institutions (62.5 percent) reported lower full-year earnings than in 2007. Loss provisions totaled $174.3 billion in 2008, an increase of $105.1 billion (151.9 percent) compared to 2007. Total noninterest income was $25.5 billion (10.9 percent) lower as a result of the industry's first-ever full-year trading loss ($1.8 billion), a $5.8-billion (27.4-percent) decline in securitization income, and a $6.8-billion negative swing in proceeds from sales of loans, foreclosed properties, and other assets. As low as the full-year earnings total was, it could easily have been worse. If the effect of failures and purchase accounting for mergers that occurred during the year is excluded from reported results, the industry would have posted a net loss in 2008.[1] The magnitude of many year-over-year income and expense comparisons is muted by the impact of these structural changes and their accounting treatments.

Quarterly Net Charge-Off Rate Matches Previous High

Net loan and lease charge-offs totaled $37.9 billion in the fourth quarter, an increase of $21.6 billion (132.2 percent) from the fourth quarter of 2007. The annualized quarterly net charge-off rate was 1.91 percent, equaling the highest level in the 25 years that institutions have reported quarterly net charge-offs (the only other time the charge-off rate reached this level was in the fourth quarter of 1989). The year-over-year increase in quarterly net charge-offs was led by real estate construction and development loans (up $6.1 billion, or 448.1 percent), closed-end 1–4 family residential mortgage loans (up $4.6 billion, or 206.1 percent), commercial and industrial (C&I) loans (up $3.0 billion, or 97.3 percent), and credit cards (up $2.5 billion, or 60.1 percent). Charge-offs in all major loan categories increased from a year ago. Real estate loans accounted for almost two-thirds of the total increase in charge-offs (64.7 percent).

Noncurrent Loans Register Sizable Increase in the Fourth Quarter

The amount of loans and leases that were noncurrent rose sharply in the fourth quarter, increasing by $44.1 billion (23.7 percent). Noncurrent loans totaled $230.7 billion at year-end, up from $186.6 billion at the end of the third quarter. More than two-thirds of the increase during the quarter (69.3 percent) came from loans secured by real estate. Noncurrent closed-end 1–4 family residential mortgages increased by $18.5 billion (24.1 percent) during the quarter, while noncurrent C&I loans rose by $7.6 billion (43.0 percent). Noncurrent home equity loans increased by $3.0 billion (39.0 percent), and noncurrent loans secured by nonfarm nonresidential real estate increased by $2.9 billion (20.2 percent). In the 12 months ended December 31, total noncurrent loans at insured institutions increased by $118.8 billion (107.2 percent). At the end of the year, the percentage of loans and leases that were noncurrent stood at 2.93 percent, the highest level since the end of 1992. Real estate construction loans had the highest noncurrent rate of any major loan category at year-end, at 8.51 percent, up from 7.30 percent at the end of the third quarter.

Reserve Coverage Ratio Slips to 16-Year Low

Total reserves increased by $16.5 billion (10.5 percent) in the fourth quarter. Insured institutions added $31.5 billion more in loss provisions to reserves than they took out in charge-offs, but the impact of purchase accounting from a few large mergers in the quarter limited the overall growth in industry reserves.[2] The growth in reserves, coupled with a decline in industry loan balances, caused the industry's ratio of reserves to total loans to increase during the quarter from 1.96 percent to 2.20 percent, a 14-year high. However, the increase in reserves did not keep pace with the sharp rise in noncurrent loans, and the industry's ratio of reserves to

---

[1] Under purchase accounting rules that apply to bank mergers, income and expenses that have been booked by an acquired institution are reset to zero as of the date when a change in ownership occurs. Income and expenses that have been accrued prior to that date are reflected in adjustments to the assets, equity capital, and reserves of the acquired institution and are not reflected in subsequent reporting of year-to-date income and expense.

[2] See footnote 1.

noncurrent loans fell from 83.9 percent to 75.0 percent. This is the lowest level for the "coverage ratio" since the third quarter of 1992.

Goodwill Writedowns Produce Drop in Equity Capital

Total equity capital declined for a third consecutive quarter, falling by $3.7 billion (0.3 percent) in the fourth quarter. A $39.4-billion (11.0-percent) decline in goodwill and a $16.1-billion reduction in other comprehensive income were the main reasons for the decline. In contrast, regulatory capital, which does not include goodwill and is not affected by unrealized losses on securities (which are included in other comprehensive income), increased during the quarter. Tier 1 leverage capital increased by $22.2 billion (2.3 percent), to $1 trillion at year-end. Total regulatory capital increased by $27.8 billion (2.2 percent) during the quarter, to $1.28 trillion. For the full year, equity capital fell by $44.8 billion. Other comprehensive income, which includes unrealized gains and losses on securities held for sale, declined by $60.6 billion, and goodwill fell by $35 billion. Even though the industry's dividends fell by more than half in 2008 compared to 2007, the $50.9 billion paid out in 2008 exceeded the year's net income by almost $35 billion. Of the 5,621 insured institutions that paid dividends in 2007, more than half (54 percent) reduced their dividends in 2008, including 505 institutions (9 percent) that eliminated their dividends. At the end of 2008, 97.6 percent of all insured institutions, representing 98.7 percent of industry assets, met or exceeded the highest regulatory capital standards.

Balances at Federal Reserve Banks Increased by $342 Billion in the Quarter

Total assets of insured institutions increased by $250.7 billion (1.8 percent) in the fourth quarter. The growth was driven by a $341.7-billion (194.3-percent) increase in balances with Federal Reserve banks. While 1,069 banks reported increases in reserve balances during the quarter, five banks accounted for more that half of the entire industry increase. Net loans and leases fell by $130.6 billion (1.7 percent), as several large institutions restructured their loan portfolios. Three large banks accounted for all of the decline in the industry's loans during the fourth quarter; most institutions grew their loan balances in the quarter. Almost two-thirds of all institutions (64.2 percent) reported increases in their loans and leases, while only about half as many institutions (2,894 institutions, or 34.8 percent of all reporters) had declines in their loan portfolios.

Deposit Share of Asset Funding Rises

Total deposits increased by $307.9 billion (3.5 percent) in the fourth quarter, the largest percentage increase in a quarter in ten years. Deposits in domestic offices grew by $27-4.1 billion (3.8 percent), with interest-bearing domestic deposits rising by $242.9 billion (4.2 percent). Brokered deposits increased by $101.4 billion (15.3 percent). Deposits in foreign offices increased by $33.8 billion (2.2 percent) during the quarter. Deposit growth outpaced growth in total assets, and at the end of 2008, deposits funded 65.2 percent of industry assets, the highest proportion since mid-year 2007. Nondeposit liabilities fell by $24.0 billion (0.7 percent), as Federal Home Loan Bank (FHLB) advances declined by $124.0 billion 13.6 percent), and Federal funds purchased declined by $54.6 billion (5.8 percent).

Trust Activities Receded in 2008

In a difficult year for financial markets, it was not surprising that trust activities at insured institutions diminished. Total managed fiduciary assets declined in 2008 by $1.1 trillion (25.1 percent), while non-managed assets fell by $3.5 trillion (20.1 percent), and assets in custodial and safekeeping accounts fell by $12.1 trillion (20.8 percent). Net fiduciary income was $1.1 billion (8.2 percent) less in 2008 than in 2007.

Failures and Assistance Transactions Rose to 15-Year High in 2008

The number of FDIC-insured commercial banks and savings institutions reporting financial results fell to 8,305 at the end of 2008, down from 8,384 at the end of the third quarter. The net decline of 79 institutions was the largest since the first quarter of 2002. Fifteen new institutions were chartered in the fourth quarter, the smallest number in any quarter since the third quarter of 1994. Seventy-eight insured institutions were absorbed into other institutions through mergers, and 12 institutions failed during the quarter (five other institutions received FDIC assistance in the quarter). For all of 2008, there were 98 new charters, 292 mergers, 25 failures and 5 assistance transactions. This is the largest number of failed and assisted institutions in a year since 1993, when there were 50. At year-end, 252 insured institutions with combined assets of $159 billion were on the FDIC's "Problem List." These totals are up from 171 institutions with $116 billion in assets at the end of the third quarter, and 76 institutions with $22 billion in assets at the end of 2007.



Statistics At A Glance

As of December 31, 2008

Dollar Amounts in Billions					Asset Concentration Group								
Fourth Quarter 2008		All Insured Institutions	Commercial Banks	Savings Institutions	Credit Card Lenders	International Banks	Agricultural Banks	Commercial Lenders	Mortgage Lenders	Consumer Lenders	Other Specialized <$1 Billion	All Other <$1 Billion	All Other >$1 Billion
Number of FDIC-Insured		8,305	7,085	1,220	26	5	1,558	4,752	837	91	281	711	44
Number of FDIC-Supervised		5,098	4,688	410	10	0	1,084	3,001	342	49	165	435	12
Total Assets	$	13,853	12,319	1,535	513	3,414	169	5,468	997	122	35	96	3,040
Total Loans	$	7,876	6,841	1,035	385	1,288	112	3,826	665	97	8	54	1,440
Domestic Deposits	$	7,496	6,543	953	176	1,075	136	3,703	547	86	25	78	1,671
Net Income (QTR)	$	-26.211	-20.437	-5.774	-0.281	3.794	0.291	-17.664	-3.913	-0.492	0.062	0.174	-8.183
Percent Profitable (QTR)	%	67.9	68.2	66.1	53.8	80.0	82.6	59.3	73.6	72.5	73.7	84.8	54.5
Average Return on Assets (QTR)	%	-0.77	-0.67	-1.52	-0.23	0.44	0.70	-1.31	-1.58	-1.65	0.73	0.73	-1.11
Average Return on Equity (QTR)	%	-8.04	-7.02	-16.54	-1.11	6.23	6.35	-12.64	-20.67	-16.92	3.85	6.51	-11.82
Net Interest Margin (QTR)	%	3.34	3.39	2.96	11.10	3.12	3.94	3.60	2.84	3.73	2.82	3.89	1.96
Equity to Assets	%	9.40	9.45	9.06	20.44	7.12	11.01	10.15	7.51	9.85	18.57	11.26	9.11
Noncurrent Loan Rate - Total Loans *	%	2.93	2.90	3.10	2.78	3.84	1.43	2.84	3.37	1.48	1.03	1.42	2.47
Real Estate Loans	%	3.80	3.88	3.41	2.73	5.09	1.78	3.67	3.49	2.15	1.08	1.55	3.82
C&I Loans	%	1.69	1.69	1.77	3.73	3.21	1.85	1.35	1.10	0.40	1.49	1.89	1.03
Consumer Loans	%	1.77	1.81	1.34	2.82	2.12	0.82	1.13	1.33	1.00	0.52	0.77	0.84
Coverage Ratio **	%	75.00	78.57	52.87	255.14	72.75	91.92	65.37	39.81	164.59	132.65	88.55	70.66
Net Charge-Off Rate - All Loans (QTR)	%	1.91	1.91	1.95	6.96	1.85	0.74	1.82	1.78	2.14	0.48	0.54	1.16
Real Estate Loans (QTR)	%	1.64	1.64	1.62	4.56	1.84	0.54	1.73	1.77	1.58	0.17	0.30	1.25
C&I Loans (QTR)	%	1.64	1.55	3.36	9.95	1.24	1.84	1.77	0.97	3.61	0.51	1.13	0.88
Consumer Loans (QTR)	%	4.06	4.06	4.10	7.09	3.64	1.11	3.01	2.86	2.62	0.93	1.31	1.78
Fourth Quarter 2007													
Number of FDIC-Insured		8,534	7,283	1,251	27	5	1,592	4,773	784	109	373	815	56
Number of FDIC-Supervised		5,198	4,773	425	10	0	1,104	2,962	317	55	230	499	21
Total Assets	$	13,034	11,176	1,858	479	2,784	158	4,619	1,328	95	38	110	3,423
Total Loans	$	7,907	6,626	1,280	368	1,237	105	3,262	943	77	9	63	1,843
Domestic Deposits	$	6,913	5,808	1,105	142	743	128	3,150	737	71	26	90	1,826
Net Income (QTR)	$	0.575	8.841	-8.266	2.326	-1.383	0.413	2.687	-6.728	0.148	0.194	0.252	2.666
Percent Profitable (QTR)	%	81.0	82.0	75.4	85.2	60.0	88.8	78.1	78.1	78.9	71.3	89.9	85.7
Average Return on Assets (QTR)	%	0.02	0.32	-1.75	2.01	-0.20	1.07	0.24	-1.97	0.62	2.09	0.92	0.32
Average Return on Equity (QTR)	%	0.17	3.16	-15.34	9.18	-2.55	9.47	2.14	-22.22	4.98	10.43	8.04	3.09
Net Interest Margin (QTR)	%	3.32	3.40	2.86	8.98	2.73	3.98	3.58	2.52	4.42	3.10	3.73	2.95
Equity to Assets	%	10.34	10.23	11.01	21.26	8.01	11.17	11.00	8.38	12.62	19.98	11.46	10.32
Noncurrent Loan Rate - Total Loans *	%	1.40	1.31	1.87	2.01	1.44	1.05	1.33	1.88	1.97	0.78	0.94	1.15
Real Estate Loans	%	1.73	1.64	2.01	1.81	2.02	1.21	1.65	1.94	3.15	0.83	0.98	1.61
C&I Loans	%	0.65	0.64	0.94	2.21	0.33	1.35	0.74	0.87	0.75	1.21	1.16	0.54
Consumer Loans	%	1.43	1.48	0.98	2.10	2.09	0.73	0.66	0.96	0.94	0.49	0.78	0.83
Coverage Ratio **	%	92.63	102.55	56.64	208.49	101.34	122.84	93.55	47.56	61.56	171.15	124.59	80.25
Net Charge-Off Rate - All Loans (QTR)	%	0.84	0.87	0.69	4.24	1.05	0.32	0.62	0.67	1.03	0.26	0.38	0.55
Real Estate Loans (QTR)	%	0.45	0.44	0.49	2.61	0.68	0.20	0.45	0.55	0.16	0.04	0.18	0.30
C&I Loans (QTR)	%	0.88	0.86	1.27	5.13	0.97	0.69	0.72	1.36	2.61	0.38	0.88	0.54
Consumer Loans (QTR)	%	2.75	2.77	2.54	4.39	2.88	0.77	1.57	3.16	1.83	0.95	1.04	1.92

* Nonaccruing loans and loans past due 90+ days
** Loss reserve as a percentage of noncurrent loans

See back of page for FDIC historical trends.


"Confidential Treatment Requested by Huron Community Financial Services, Inc."



Statistics At A Glance

Historical Trends
As of December 31, 2008

Dollar Amounts in Billions		2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990
Commercial Banks		7,085	7,283	7,401	7,526	7,631	7770	7,888	8,080	8,315	8,580	8,774	9,143	9,528	9,941	10,452	10,959	11,463	11,921	12,343
New Charters		89	164	178	166	122	110	91	126	190	230	188	187	145	102	50	58	72	105	163
Mergers		260	282	305	269	261	224	276	354	452	416	557	598	552	606	548	501	425	443	389
Savings Institutions		1,220	1,251	1,279	1,307	1,345	1,411	1,466	1,534	1,589	1,642	1,690	1,780	1,926	2,030	2,152	2,262	2,390	2,561	2,815
New Charters		9	17	16	13	6	8	4	20	33	40	33	12	12	9	18	9	8	9	28
Mergers		32	39	37	41	58	49	56	63	81	80	114	127	108	116	109	111	84	72	64
Problem Institutions																				
Number		252	76	50	52	80	116	136	114	94	79	84	92	117	193	318	575	1,066	1,430	1,496
Assets	$	159	22	8	7	28	30	39	40	24	10	11	6	12	31	73	348	601	837	647
Bank Insurance Fund																				
Fund Balance	$	NA	NA	NA	35.5	34.8	33.8	32.1	30.4	31.0	29.4	29.6	28.3	26.9	25.5	21.8	13.1	(0.1)	(7.0)	4.0
Insured Deposits	$	NA	NA	NA	2,872	2,670	2,555	2,524	2,410	2,300	2,158	2,141	2,056	2,007	1,953	1,896	1,907	1,946	1,958	1,930
Reserve Ratio	%	NA	NA	NA	1.23	1.30	1.32	1.27	1.26	1.35	1.36	1.38	1.38	1.34	1.30	1.15	0.69	(0.01)	(0.36)	0.21
No.Failed/Assisted Banks		NA	NA	NA	0	3	3	10	3	6	7	3	1	5	6	13	41	122	127	169
Failed/Assisted Assets	$	NA	NA	NA	0.000	0.157	0.947	2.863	0.056	0.383	1.523	0.290	0.028	0.200	0.802	1.464	3.829	45.391	64.635	16.938
Estimated Losses	$	NA	NA	NA	0.000	0.004	0.066	0.376	0.006	0.031	0.614	0.226	0.005	0.040	0.085	0.179	0.633	3.667	5.996	2.771
Resolution Receivables*	$	NA	NA	NA	0.299	0.375	0.511	0.505	0.079	0.350	0.743	0.748	1.109	4.431	4.143	8.190	13.221	27.824	18.675	12.935
Savings Assn. Ins. Fund																				
Fund Balance	$	NA	NA	NA	13.1	12.7	12.2	11.7	10.9	10.8	10.3	9.8	9.4	8.9	3.4	1.9	1.2	0.3	0.1	0.0
Insured Deposits	$	NA	NA	NA	1,021	951	897	860	801	755	711	709	690	683	711	693	695	729	776	830
Reserve Ratio	%	NA	NA	NA	1.29	1.34	1.36	1.37	1.36	1.43	1.45	1.39	1.36	1.30	0.47	0.28	0.17	0.04	0.01	0.00
No. Failed/Assisted Thrifts		NA	NA	NA	0	1	0	1	1	1	1	0	0	1	2	2	9	59	144	213
Failed/Assisted Assets	$	NA	NA	NA	0.000	0.013	0.000	0.520	1.765	0.031	0.069	0.000	0.000	0.033	0.424	0.137	6.148	44.197	78.899	129.662
Estimated Losses	$	NA	NA	NA	0.000	0.000	0.000	0.000	0.266	0.001	0.001	0.000	0.000	0.021	0.028	0.015	0.065	3.780	9.124	19.259
Resolution Receivables*	$	NA	NA	NA	0.234	0.347	0.273	0.288	1.350	0.004	0.062	0.009	0.005	0.019	0.000	0.007	0.175	0.000	0.000	0.000
Combined Dep. Ins. Fund																				
Fund Balance	$	18.9	52.4	50.2	48.6	47.5	46.0	43.8	41.4	41.7	39.7	39.4	37.7	35.7	28.8	23.8	14.3	0.2	-6.9	4.1
Insured Deposits	$	4,760	4,292	4,154	3,891	3,622	3,452	3,384	3,211	3,055	2,869	2,850	2,746	2,691	2,664	2,589	2,602	2,675	2,734	2,760
Reserve Ratio	%	0.40	1.22	1.21	1.25	1.31	1.33	1.29	1.29	1.36	1.38	1.38	1.37	1.33	1.08	0.92	0.55	0.01	-0.25	0.15
Number Failed Institutions		25	3	0	0	4	3	11	4	7	8	3	1	6	8	15	50	179	268	381
Failed Assets**	$	371.945	2.615	0.000	0.000	0.170	0.947	3.383	1.821	0.414	1.592	0.290	0.028	0.233	1.226	1.601	9.977	89.554	143.455	146.586
Number Assisted Institutions		5	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2	3	1
Assisted Assets**	$	1,306.042	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.034	0.079	0.014
Estimated Losses	$		0.120	0.000	0.000	0.004	0.066	0.376	0.271	0.032	0.616	0.226	0.005	0.061	0.113	0.194	0.698	7.447	15.120	22.030
Resolution Receivables*	$		0.808	0.482	0.533	0.722	0.784	0.793	1.429	0.354	0.805	0.757	1.114	4.45	4.143	8.197	13.396	27.824	18.675	12.935
Number of FDIC Employees*** (Includes RTC before 1996)		4,988	4,532	4,476	4,514	5,078	5,311	5,430	6,167	6,452	7,266	7,359	7,793	9,151	11,856	17,526	20,994	22,459	22,586	19,247

* Includes remaining receivership assets from prior years
** Prior years have been revised to reflect failed/assisted assets as reported on the Call Report for the quarter prior to failure/assistance.
*** Beginning in 2008, FDIC began reporting the number of FDIC employees based on a new, full-time eqivalent methodology.
Prior years have been revised to reflect the number of employees as reported in the FDIC Annual Report.



State Profile

Michigan

Third Quarter 2008

ECONOMIC INDICATORS (Change from year ago, unless noted)

Employment Growth Rates	Q3-08	Q2-08	Q3-07	2007	2006
Total Nonfarm (share of trailing four quarter employment in parentheses)	-1.6%	-1.5%	-1.2%	-1.5%	-1.4%
Manufacturing (14%)	-5.5%	-7.2%	-4.5%	-5.2%	-4.3%
Other (non-manufacturing) Goods-Producing (4%)	-8.5%	-8.3%	-5.6%	-6.6%	-5.8%
Private Service-Producing (67%)	-0.4%	0.1%	-0.3%	-0.4%	-0.5%
Government (15%)	-1.4%	-1.2%	-0.7%	-1.2%	-1.3%
Unemployment Rate (% of labor force)	8.7%	8.0%	7.2%	7.2%	6.9%

Other Indicators	Q3-08	Q2-08	Q3-07	2007	2006
Single-Family Home Permits	-49.2%	-37.5%	-27.3%	-36.7%	-35.2%
Multifamily Building Permits	-51.0%	-19.4%	-35.8%	-49.2%	-23.5%
Home Price Index	-7.3%	-4.9%	-3.8%	-2.9%	-0.7%
Nonbusiness Bankruptcy Filings per 1000 people (quarterly annualized level)	5.36	5.37	4.60	4.47	3.28

BANKING TRENDS

General Information	Q3-08	Q2-08	Q3-07	2007	2006
Institutions (#)	160	161	166	164	171
Total Assets (in millions)	165,922	166,501	220,220	165,794	231,479
New Institutions (# < 3 years)	5	8	8	9	8
Subchapter S Institutions	18	18	16	16	15

Asset Quality	Q3-08	Q2-08	Q3-07	2007	2006
Past-Due and Nonaccrual Loans / Total Loans (median %)	4.19	3.93	3.27	3.58	2.64
ALLL/Total Loans (median %)	1.27	1.29	1.24	1.25	1.21
ALLL/Noncurrent Loans (median multiple)	0.55	0.58	0.87	0.67	0.99
Net Loan Losses / Total Loans (median %)	0.41	0.32	0.12	0.25	0.13

Capital / Earnings	Q3-08	Q2-08	Q3-07	2007	2006
Tier 1 Leverage (median %)	8.98	9.12	9.63	9.19	9.70
Return on Assets (median %)	0.25	0.46	0.75	0.59	0.95
Pretax Return on Assets (median %)	0.31	0.65	1.00	0.82	1.28
Net Interest Margin (median %)	3.80	3.69	3.98	3.90	4.14
Yield on Earning Assets (median %)	6.19	6.27	7.22	7.11	6.96
Cost of Funding Earning Assets (median %)	2.42	2.60	3.25	3.19	2.81
Provisions to Avg. Assets (median %)	0.41	0.39	0.17	0.24	0.14
Noninterest Income to Avg. Assets (median %)	0.57	0.61	0.61	0.60	0.65
Overhead to Avg. Assets (median %)	3.12	3.12	3.09	3.12	3.09

Liquidity / Sensitivity	Q3-08	Q2-08	Q3-07	2007	2006
Loans to Assets (median %)	77.5	77.5	77.1	78.3	77.1
Noncore Funding to Assets (median %)	24.9	24.3	23.2	23.7	24.4
Long-term Assets to Assets (median %, call filers)	15.1	15.4	12.8	13.9	12.0
Brokered Deposits (number of institutions)	84	80	82	80	89
Brokered Deposits to Assets (median % for those above)	9.6	7.4	7.9	8.3	8.9

Loan Concentrations (median % of Tier 1 Capital)	Q3-08	Q2-08	Q3-07	2007	2006
Commercial and Industrial	95.1	96.5	86.6	97.0	88.7
Commercial Real Estate	307.9	299.3	272.5	286.6	268.3
Construction & Development	53.2	57.2	55.1	57.0	56.3
Multifamily Residential Real Estate	9.5	8.0	7.3	8.5	5.7
Nonresidential Real Estate	244.2	228.4	218.0	226.9	208.6
Residential Real Estate	257.2	258.0	240.7	250.5	249.7
Consumer	22.7	22.9	23.8	23.8	26.8
Agriculture	3.9	3.5	3.3	3.7	2.6

BANKING PROFILE

Largest Deposit Markets (from 2007 Summary of Deposits)	Institutions in Market	Deposits ($ millions)
Detroit-Warren-Livonia, MI	63	90,585
Grand Rapids-Wyoming, MI	29	11,915
Ann Arbor, MI	18	5,666
Flint, MI	15	5,080
Lansing-East Lansing, MI	24	4,719

Asset Distribution	Institutions
<$250 million	104 (65%)
$250 million to $1 billion	43 (26.9%)
$1 billion to $10 billion	9 (5.6%)
>$10 billion	4 (2.5%)